

OLD MUTUAL
Advisor Funds II

Equity Funds

Old Mutual Analytic U.S. Long/Short Fund
Old Mutual Barrow Hanley Value Fund
Old Mutual Columbus Circle Technology and Communications Fund
Old Mutual Emerging Growth Fund
Old Mutual Focused Fund
Old Mutual Growth Fund
Old Mutual Heitman REIT Fund
Old Mutual Large Cap Fund
Old Mutual Large Cap Growth Fund
Old Mutual Large Cap Growth Concentrated Fund
Old Mutual Mid-Cap Fund
Old Mutual Select Growth Fund
Old Mutual Small Cap Fund
Old Mutual Strategic Small Company Fund
Old Mutual TS&W Small Cap Value Fund

Fixed-Income Funds

Old Mutual Cash Reserves Fund
Old Mutual Dwight Intermediate Fixed Income Fund
Old Mutual Dwight Short Term Fixed Income Fund

ANNUAL REPORT | March 31, 2007



TABLE OF CONTENTS

TABLE OF CONTENTS — concluded

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in a Fund's per-share price, and the reinvestment of any dividends and capital gain distributions. If your account is set up to receive Fund dividends and distributions in cash rather than reinvest them, your actual return may differ from these figures. The Funds' performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. Please call 888-772-2888 or visit oldmutualfunds.com for performance results current to the most recent month-end.

Performance without load assumes that no front-end or contingent deferred sales charge was applied or the investment was not redeemed. Performance with load assumes that a front-end or contingent deferred sales charge was applied to the extent applicable. The Funds offer Class A, Class C, Class Z, Advisor Class, Class R and Institutional Class shares of most Funds. Class A shares have a current maximum up-front sales charge of 5.75% (4.75% for Dwight Intermediate Fixed Income Fund and Dwight Short Term Fixed Income Fund) and are subject to an annual service fee of 0.25%. Class C shares are subject to aggregate annual distribution and service fees of 1.00% and will be subject to a contingent deferred sales charge of 1.00% if redeemed within the first 12 months of purchase. Advisor Class shares are subject to an annual service fee of 0.25%. Class R shares are subject to aggregate annual distribution and service fees of 0.50%. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

FUND DATA

This report reflects views, opinions, and Fund holdings as of March 31, 2007, the end of the report period, and are subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or the Funds.

Opinions and forecasts regarding industries, companies and/or themes, and Fund composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of March 31, 2007 are included in each Fund's Schedule of Investments. There is no assurance that the securities purchased remain in a Fund or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. An investment concentrated in sectors and industries may involve greater risk and volatility than a more diversified investment and the technology sector has been among the most volatile sectors in the market. Investing in fixed income securities such as bonds involves interest rate risk. When interest rates rise, the value of fixed income securities generally decreases. An investment in a Fund is not a bank deposit or other obligation, or guaranteed by a depository institution. It is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

Certain Funds utilize call options, short selling and derivatives as part of their investment strategy. Call options involve certain risks, such as limited gains and lack of liquidity of the underlying securities, and are not suitable for all investors. There are risks associated with short selling, including the risk that a Fund may have to cover the short position at a higher price than the short price, resulting in a loss. A Fund's loss on a short sale is potentially unlimited as a loss occurs when the value of a security sold short increases. Derivatives are often more volatile than other investments and may magnify a Fund's gains or losses. A Fund could be negatively affected if the change in market value of the securities fails to correlate with the value of the derivative purchased or sold.

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for comparing the Funds' performance against specific securities indexes. Each index shown accounts for both changes in security price and reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The Funds may significantly differ in holdings and composition from an index. Individuals cannot invest directly in an index.

Dow Jones Wilshire Real Estate Securities Index

The unmanaged Dow Jones Wilshire Real Estate Securities Index is a market weighted capitalization index of publicly traded real estate securities, including real estate investment trusts, real estate operating companies, and partnerships. This index is float adjusted.

ABOUT THIS REPORT — concluded

Lehman Intermediate U.S. Aggregate Index

The Lehman Intermediate U.S. Aggregate Index is an unmanaged index of fixed-income securities with medium term durations. The unmanaged index is market-value weighted inclusive of accrued interest.

Lipper Money Market Funds Average

Funds that by portfolio practice invest in money market instruments with an average maturity of less than 6 months, including commercial paper, floating rate notes, certificates of deposit, and cash deposits. The Lipper Money Market Funds Average represents the average performance of 359 mutual funds (as of March 31, 2007) classified by Lipper, Inc. in the Money Market category.

Merrill Lynch 1-3 Year U.S. Treasuries Index

The Merrill Lynch 1-3 Year U.S. Treasuries Index is a capitalization weighted basket of all outstanding U.S. Treasury notes and bonds having between one and three years remaining term to maturity and a minimum outstanding of $1 billion.

NYSE Arca Tech 100 Index

The NYSE Arca Tech 100 Index is a price-weighted index of the top 100 U.S. technology stocks from major industries within the technology sector.

Russell 3000® Index

The unmanaged Russell 3000® Index measures the performance of the largest 3,000 publicly traded U.S. companies based on market capitalization.

Russell 3000® Growth Index

The unmanaged Russell 3000® Growth Index measures the performance of those Russell 3000® Index companies with higher price-to-book ratios and higher forecasted growth values.

Russell 1000® Growth Index

The unmanaged Russell 1000® Growth Index measures the performance of those Russell 1000® Index companies with higher price-to-book ratios and higher forecasted growth values.

Russell 2000® Index

The unmanaged Russell 2000® Index is comprised of smaller cap common stocks of the 2,000 U.S. public companies next in size after the largest 1,000 publicly traded U.S. companies.

Russell 2000® Growth Index

The unmanaged Russell 2000® Growth Index measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth rates.

Russell 2000® Value Index

The unmanaged Russell 2000® Value Index measures the performance of those Russell 2000® Index companies with lower price-to-book ratios and lower forecasted growth values.

Russell 3000® Value Index

Measures the performance of those Russell 3000 Index companies with lower price-to-book ratios and lower forecasted growth values. The stocks in this index are also members of either the Russell 1000 Value or the Russell 2000 Value Indexes.

Russell Midcap® Growth Index

The unmanaged Russell Midcap® Growth Index consists of stocks from the Russell Midcap® Index with a greater than average growth orientation.

S&P 500 Index

The unmanaged S&P 500 Index is a market value-weighted index that measures the performance of large-cap common stocks across all major industries.

S&P MidCap 400 Index

The unmanaged S&P MidCap 400 Index is a widely recognized mid-cap index of 400 domestic mid-cap stocks chosen for their market capitalization, liquidity, and industry group representations.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

I am pleased to share this review of the fiscal year ended March 31, 2007 with you. It was an encouraging year for Old Mutual Advisor Funds II as our nation's economy continued to expand at a moderate pace and our organization made progress on many operational and strategic goals. The period was not without its challenges, however.

Macroeconomic warning signs, including an inverted yield curve (a sitution that arises when long-term bonds yield the same or less than their short-term counterparts), declining housing market, as well as fears of higher inflation and economic slowdown, led to ongoing speculation and concern. Investors, however, took heart in historically high corporate profit margins, continued share buybacks, and high levels of private equity activity and most of the major equity indexes ended the period in firmly positive territory. Overall, the S&P 500 Index gained 11.83% during the fiscal year ended March 31, 2007 and value stocks outperformed their growth counterparts, as measured by the returns of the broad-market Russell 3000® Value and Russell 3000® Growth Indexes.

We are pleased to report that, against this backdrop, Old Mutual Advisor Funds II produced generally positive results. For more complete information, please refer to the subsequent pages, which discuss each of the Fund's individual activities and returns in greater detail.

On the operational front, we have made healthy progress. In our efforts to build an even more responsive organization, our executive management team was strengthened and expanded. An additional initiative put into action during the period to better serve shareholders was our expanded share class offering. In addition, in February of 2007, we welcomed a new interim sub-advisor to Old Mutual Advisor Funds II when the Board of Trustees appointed Ashfield Capital Partners, LLC ("Ashfield") to assume management of a portion of the Old Mutual Large Cap Growth Fund, Old Mutual Large Cap Growth Concentrated Fund and Old Mutual Select Growth Fund. Ashfield's final appointment will become effective upon shareholder approval.

Our focus in the coming year is to continue to make strides toward increasing operational efficiencies throughout our organization that are aimed at enhancing shareholder value. It is our hope that the strategies we pursue will help position us to succeed in a rapidly changing business environment that requires the vision, resources and flexibility to adapt quickly.

Much progress has been made this year, but our work is far from done. As always, enhancements to our communications and processes are imperative as we continue to strive to more effectively serve you. To this end, we encourage you to contact us if there is anything we can do to serve you better. Feel free to contact me directly at President@oldmutualcapital.com or please see the back cover of this report for other appropriate contact information.

As we enter a new fiscal year, we believe that Old Mutual Advisor Funds II is positioned to capitalize on both the investment environment and our operational and competitive initiatives. As always, we thank you for your continued investment.

Sincerely,



Julian F. Sluyters
President
Old Mutual Advisor Funds II

OLD MUTUAL ANALYTIC U.S. LONG/SHORT FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Analytic Investors, Inc.

Performance Highlights

- *During the one-year period ended March 31, 2007, the Fund's Class Z shares gained 21.74%, significantly outperforming the 11.83% return of its benchmark, the S&P 500 Index.*

- *During the period, stock selection within the energy consumer discretionary, information technology and financials sectors contributed positively to performance while stock selection in telecommunications services, health care and utilities detracted from relative results.*

- *Long positions in oil and natural gas production company Exxon Mobil, digital television entertainment provider DIRECTV Group, and manufacturer and distributor of tires and related products Goodyear Tire & Rubber contributed to the Fund's strong absolute performance during the period.*

- *A long position in NVR (no longer a Fund holding), a U.S. homebuilder, and short positions in Rambus, a technology company that invents and licenses chip interface technologies, and OSI Pharmaceuticals (no longer a Fund holding), a biotechnology company, detracted from the Fund's performance during the period.*

Q. How did the Fund perform relative to its benchmarks?

A. During the one-year period ended March 31, 2007, the Old Mutual Analytic U.S. Long/Short Fund's (the "Fund") Class Z shares gained 21.74%, significantly outperforming the 11.83% return of its benchmark, the S&P 500 Index. Performance for all share classes can be found on page 6.

Q. What investment environment did the Fund face during the past year?

A. The U.S. equity market posted strong returns with the S&P 500 Index gaining 11.83% during the fiscal year. Economic news released during the period was mixed. Falling energy costs and optimism for corporate earnings helped rally the markets, while a sharp slowdown in the housing market, with declining median home prices for the first time in almost two decades, rattled investor confidence. The Federal Reserve ended its two-year campaign to increase interest rates, with short-term rates remaining at 5.25% after 17 consecutive rate increases, and diminishing concerns about interest rates and inflation.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund's sub-advisor, Analytic Investors, Inc.'s ("Analytic"), process is based on the premise that investor behavior changes, but changes slowly, and is persistent from month-to-month. Investor behavior observed during the period was fairly consistent with that observed over the prior three years. For example, stocks with above average sales-to-price and cash-flow-to-price ratios performed well, and the Fund was positioned to benefit from investor emphasis on these characteristics. An overweight relative to the benchmark in companies with strong projected earnings growth also contributed positively to performance. A negative tilt toward companies with above average trading volume also helped performance over the period. On the flip side, however, an overweight to companies with higher than average price momentum dampened performance over the year, as did an overweight to companies with above average return on equity.

Q. How did portfolio composition affect Fund performance?

A. During the period, stock selection within the energy, consumer discretionary, information technology and financials sectors contributed positively to performance while stock selection in telecommunications services, health care and utilities detracted from relative results.

Long positions in oil and natural gas production company Exxon Mobil, digital television entertainment provider DIRECTV Group, and manufacturer and distributor of tires and related products, Goodyear Tire & Rubber contributed to the Fund's strong absolute performance during the period. Exxon Mobil posted a $10.5 billion third-quarter profit, the second-largest quarterly profit in history for a publicly listed U.S. company. The company attributed the record profit to earnings gains in operations and an increase in production for the first nine months of the year. Despite the fact that the telecommunications services sector generally detracted from performance, DIRECTV Group reached an agreement with Major League Baseball worth $700 million over seven years for an "Extra Innings Package" and contributed to performance during the period. Goodyear Tire & Rubber took steps to improve its standing with credit agencies and investors and ended a protracted strike just before the end of 2006, setting the company up for sizable stock-price gains in early 2007.

A long position in NVR (no longer a Fund holding), a U.S. homebuilder, and short positions in Rambus, a technology company that invents and licenses chip interface technologies, and OSI Pharmaceuticals (no longer a Fund holding), a biotechnology company, detracted from the Fund's performance during the period. NVR reported a 39.2% loss in the fourth quarter which resulted from declines in new home orders and high cancellation rates for new home orders. Despite contributions to performance from the information technology sector, Rambus' stock increased on news that the Federal Trade Commission had lifted restrictions preventing the company from collecting certain royalties and the Fund's short position detracted from performance. Similarly, the short position in OSI Pharmaceuticals detracted from Fund performance when OSI Pharmaceuticals posted a narrower than expected loss, beating analyst revenue estimates and causing the stock to rally.

Q. What is the investment outlook for the U.S. equity market?

A. Analytic's process is based on the belief that there is persistency in the types of stock characteristics investors prefer. The Fund is positioned toward stocks with attractive sales and cash-flow-to-price ratios, while de-emphasizing stocks with higher than average dividend yields. Additionally, Analytic favors stocks with strong price momentum and avoids companies with higher than average trading volumes.

Top Ten Holdings as of March 31, 2007

Exxon Mobil	6.5%
JPMorgan Chase	4.7%
International Business Machines	4.6%
Bank of America	4.2%
Hewlett-Packard	4.1%
McKesson	3.9%
Goldman Sachs Group	3.6%
Cardinal Health	3.6%
Tyco International	3.4%
Sears Holdings	3.4%
As a % of Total Fund Investments*	42.0%

*Top Ten Holdings are all long positions.

Analytic U.S. Long/Short Fund

OLD MUTUAL ANALYTIC U.S. LONG/SHORT FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Return as of March 31, 2007

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z*	07/01/93	21.74%	13.66%	7.04%	9.83%	11.51%
Advisor Class	12/20/06 [1]	n/a	n/a	n/a	n/a	4.96%[†]
Class A with load	07/31/03	14.38%	11.15%	n/a	n/a	12.98%
Class A without load	07/31/03	21.33%	13.37%	n/a	n/a	14.83%
Class C with load	07/31/03	19.52%	12.53%	n/a	n/a	13.99%
Class C without load	07/31/03	20.52%	12.53%	n/a	n/a	13.99%
Class R	12/20/06 [1]	n/a	n/a	n/a	n/a	4.89%[†]
Institutional Class	12/20/06 [1]	n/a	n/a	n/a	n/a	5.11%[†]
S&P 500 Index	07/01/93	11.83%	10.06%	6.27%	8.20%	10.76%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-2.

* Data prior to January 11, 2002 includes performance of a predecessor fund. The predecessor fund was managed by Analytic Investors, Inc. and had investment goals, strategies and policies that were substantially similar to the Fund.

[†] Cumulative return since inception.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Prior to February 2006, the Fund did not take short positions as part of its main investment strategies and the Fund's performance prior to February 2006 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Advisor Class, Class A, Class C, Class R and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.56% and 1.24%; 1.58% and 1.51%; 2.47% and 1.48%; 3.95% and 2.24%; 1.83% and 1.76%; and 1.07% and 1.06%, respectively. Expenses for Advisor Class, Class R and Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1997 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2007 — % of Total Fund Investments



Schedule of Investments

As of March 31, 2007

Description	Shares	Value (000)
Common Stock — 102.8%		
Aerospace/Defense — 3.5%		
Boeing (A)	53,851	$ 4,788
Raytheon	12,763	669
Total Aerospace/Defense		5,457
Agricultural Operations — 0.5%		
Archer-Daniels-Midland	20,771	762
Total Agricultural Operations		762
Airlines — 2.0%		
AMR*	82,538	2,513
UAL*	13,203	504
Total Airlines		3,017
Apparel Manufacturers — 0.1%		
Hanesbrands*	3,652	107
Total Apparel Manufacturers		107
Auto-Cars/Light Trucks — 4.2%		
Ford Motor (A)	533,675	4,211
General Motors	74,556	2,284
Total Auto-Cars/Light Trucks		6,495
Broadcast Services/Programming — 0.0%		
Clear Channel Communications	1,407	49
Total Broadcast Services/Programming		49
Cable TV — 5.0%		
Cablevision Systems, Cl A (A)	152,686	4,646
Comcast, Cl A*	30,013	779
DIRECTV Group*	91,734	2,116
EchoStar Communications, Cl A*	5,317	231
Total Cable TV		7,772
Casino Hotels — 0.0%		
Harrah's Entertainment	338	29
Total Casino Hotels		29
Cellular Telecom — 0.6%		
US Cellular*	11,907	875
Total Cellular Telecom		875
Computer Services — 0.6%		
Computer Sciences*	583	30
Electronic Data Systems	31,194	864
Total Computer Services		894

Description	Shares	Value (000)
Computers — 9.0%		
Hewlett-Packard (A)	162,014	$ 6,503
International Business Machines (A)	77,378	7,294
Total Computers		13,797
Consumer Products-Miscellaneous — 0.7%		
Clorox	17,578	1,120
Total Consumer Products-Miscellaneous		1,120
Containers-Metal/Glass — 1.9%		
Crown Holdings*	76,388	1,868
Owens-Illinois*	40,980	1,056
Total Containers-Metal/Glass		2,924
Distribution/Wholesale — 0.9%		
Ingram Micro, Cl A*	72,238	1,395
Total Distribution/Wholesale		1,395
Diversified Manufacturing Operations — 3.6%		
Tyco International (A)	174,457	5,504
Total Diversified Manufacturing Operations		5,504
Electric-Generation — 1.7%		
AES*	124,235	2,674
Total Electric-Generation		2,674
Electric-Integrated — 0.5%		
Public Service Enterprise Group	6,410	532
TXU	2,665	171
Total Electric-Integrated		703
Electronic Parts Distribution — 4.6%		
Arrow Electronics*	100,121	3,780
Avnet*	90,842	3,283
Total Electronic Parts Distribution		7,063
Engineering/R & D Services — 0.0%		
Jacobs Engineering Group*	1,294	60
Total Engineering/R & D Services		60
Fiduciary Banks — 0.0%		
Mellon Financial	1,278	55
Total Fiduciary Banks		55
Finance-Credit Card — 0.7%		
American Express	19,104	1,077
Total Finance-Credit Card		1,077

OLD MUTUAL ANALYTIC U.S. LONG/SHORT FUND — continued

SCHEDULE OF INVESTMENTS

As of March 31, 2007

Description	Shares	Value (000)
Finance-Investment Banker/Broker — 8.6%		
Goldman Sachs Group (A)	27,786	$ 5,742
JPMorgan Chase (A)	155,832	7,539
Total Finance-Investment Banker/Broker		13,281
Finance-Mortgage Loan/Banker — 1.8%		
Fannie Mae	50,399	2,751
Total Finance-Mortgage Loan/Banker		2,751
Food-Meat Products — 2.8%		
Tyson Foods, Cl A	224,228	4,352
Total Food-Meat Products		4,352
Food-Retail — 0.2%		
Kroger	8,958	253
Total Food-Retail		253
Health Care Cost Containment — 4.0%		
McKesson (A)	105,424	6,172
Total Health Care Cost Containment		6,172
Hotels & Motels — 0.0%		
Marriott International, Cl A	234	11
Total Hotels & Motels		11
Independent Power Producer — 0.0%		
Dynegy, Cl A*	1,841	17
Total Independent Power Producer		17
Life/Health Insurance — 0.4%		
Cigna	4,067	580
Conseco*	6,089	106
Total Life/Health Insurance		686
Machinery-Pumps — 0.1%		
Flowserve	2,903	166
Total Machinery-Pumps		166
Machinery-Construction & Mining — 1.2%		
Terex*	26,013	1,867
Total Machinery-Construction & Mining		1,867
Medical-HMO — 1.0%		
Humana*	26,274	1,524
Total Medical-HMO		1,524
Medical-Wholesale Drug Distributors — 3.9%		
AmerisourceBergen	5,748	303
Cardinal Health (A)	77,708	5,669
Total Medical-Wholesale Drug Distributors		5,972

Description	Shares	Value (000)
Metal-Diversified — 0.0%		
Freeport-McMoRan Copper & Gold, Cl B	722	$ 48
Total Metal-Diversified		48
Multi-Line Insurance — 5.6%		
ACE	46,154	2,633
CNA Financial*	397	17
Loews	31,674	1,439
Metlife (A)	70,686	4,464
Total Multi-Line Insurance		8,553
Oil & Gas Drilling — 0.8%		
Transocean*	15,850	1,295
Total Oil & Gas Drilling		1,295
Oil Companies-Integrated — 8.4%		
ConocoPhillips	2,229	152
Exxon Mobil (A)	137,966	10,410
Marathon Oil	24,682	2,439
Total Oil Companies-Integrated		13,001
Paper & Related Products — 1.0%		
Smurfit-Stone Container*	134,188	1,511
Total Paper & Related Products		1,511
Pharmacy Services — 2.4%		
Medco Health Solutions*	49,905	3,620
Total Pharmacy Services		3,620
Printing-Commercial — 0.6%		
RR Donnelley & Sons	24,260	888
Total Printing-Commercial		888
Property/Casualty Insurance — 0.3%		
First American	8,301	421
Total Property/Casualty Insurance		421
Retail-Automobile — 0.0%		
United Auto Group	1,788	36
Total Retail-Automobile		36
Retail-Consumer Electronics — 0.1%		
Best Buy	1,517	74
Circuit City Stores	2,726	50
Total Retail-Consumer Electronics		124
Retail-Drug Store — 0.1%		
CVS/Caremark	3,819	130
Total Retail-Drug Store		130

Description	Shares/Face Amount (000)	Value (000)
Retail-Major Department Store — 3.6%		
Sears Holdings* (A)	30,506	$ 5,496
Total Retail-Major Department Store		5,496
Retail-Office Supplies — 0.3%		
Office Depot*	11,639	409
Total Retail-Office Supplies		409
Rubber-Tires — 2.4%		
Goodyear Tire & Rubber*	120,977	3,773
Total Rubber-Tires		3,773
Super-Regional Banks-US — 4.3%		
Bank of America (A)	130,932	6,680
Total Super-Regional Banks-US		6,680
Telephone-Integrated — 3.4%		
Qwest Communications International*	328,682	2,955
Sprint Nextel	121,044	2,295
Total Telephone-Integrated		5,250
Tobacco — 2.2%		
Loews Corp-Carolina Group	45,218	3,420
Total Tobacco		3,420
Transport-Services — 1.0%		
FedEx	14,080	1,513
Total Transport-Services		1,513
Web Portals/ISP — 2.2%		
Google, Cl A*	7,338	3,362
Total Web Portals/ISP		3,362
Total Common Stock (Cost $153,439)		158,411
Treasury Bill — 0.8%		
U.S. Treasury Bill (B) (C) 4.960%, 07/05/07	$1,200	1,185
Total Treasury Bill (Cost $1,184)		1,185
Warrants — 0.0%		
Alcatel-Lucent, Expires 12/10/07*	9	1
Total Warrants (Cost $—)		1
Total Investments — 103.6% (Cost $154,623)		159,597
Securities Sold Short — (17.1)%		
Common Stock — (17.1)%		
Airlines — (1.9)%		
Southwest Airlines	(204,276)	(3,003)
Total Airlines		(3,003)

Description	Shares	Value (000)
Applications Software — (0.7)%		
Red Hat*	(48,859)	$ (1,120)
Total Applications Software		(1,120)
Auto-Medium & Heavy Duty Trucks — (0.1)%		
Oshkosh Truck	(1,521)	(81)
Total Auto-Medium & Heavy Duty Trucks		(81)
Broadcast Services/Programming — (1.7)%		
Discovery Holding, Cl A*	(136,397)	(2,609)
Total Broadcast Services/Programming		(2,609)
Building-Residential/Commercial — (0.6)%		
MDC Holdings	(6,491)	(312)
Standard-Pacific	(32,061)	(669)
Total Building-Residential/Commercial		(981)
Commercial Banks-Western US — (0.0)%		
East West Bancorp	(736)	(27)
Total Commercial Banks-Western US		(27)
Computers-Memory Devices — (2.0)%		
Sandisk*	(72,001)	(3,154)
Total Computers-Memory Devices		(3,154)
Computers-Integrated Systems — (0.1)%		
Riverbed Technology*	(4,082)	(113)
Total Computers-Integrated Systems		(113)
Consulting Services — (0.1)%		
Corporate Executive Board	(1,348)	(102)
Total Consulting Services		(102)
Data Processing/Management — (0.3)%		
Paychex	(10,883)	(412)
Total Data Processing/Management		(412)
Electronic Components-Miscellaneous — (2.3)%		
Gentex	(216,147)	(3,512)
Total Electronic Components-Miscellaneous		(3,512)
Electronic Components-Semiconductors — (3.1)%		
PMC-Sierra*	(204,747)	(1,435)
Rambus*	(126,061)	(2,679)
Silicon Laboratories*	(22,215)	(665)
Total Electronic Components-Semiconductors		(4,779)

Old Mutual Analytic U.S. Long/Short Fund — concluded

Schedule of Investments

As of March 31, 2007

Description	Shares	Value (000)
Medical Instruments — (0.7)%		
Boston Scientific*	(69,713)	$ (1,014)
Total Medical Instruments		(1,014)
Retirement/Aged Care — (0.2)%		
Brookdale Senior Living	(6,740)	(301)
Total Retirement/Aged Care		(301)
S&L/Thrifts-Eastern US — (2.8)%		
Hudson City Bancorp	(312,444)	(4,274)
Total S&L/Thrifts-Eastern US		(4,274)
Therapeutics — (0.5)%		
Amylin Pharmaceuticals*	(22,571)	(844)
Total Therapeutics		(844)
Total Securities Sold Short (Proceeds $(26,429))		(26,326)
Other Assets and Liabilities, Net — 13.5%		20,745
Net Assets — 100.0%		$ 154,016

The Fund had the following futures contracts open as of March 31, 2007:

Contract Description	Number of Contracts	Contract Value (000)	Expiration	Unrealized Appreciation (000)
S&P 500 Composite E-Mini Index – Long	3	$ 215	June 2007	$ 6
S&P 500 Composite Index – Long	58	20,752	June 2007	227
				$233

For descriptions of abbreviations and footnotes, please refer to page 114.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL BARROW HANLEY VALUE FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Barrow, Hanley, Mewhinney & Strauss, Inc.

Q. How did the Fund perform relative to its benchmarks?

A. For the fiscal year ended March 31, 2007, the Old Mutual Barrow Hanley Value Fund's (the "Fund") Class Z shares gained 14.03%, outperforming the 11.83% return of its benchmark, the S&P 500 Index. Performance for all share classes can be found on page 13.

Q. What investment environment did the Fund face during the past year?

A. The 12-month period exhibited strong positive returns for large-cap equities. Strong but volatile corporate profits, stable Federal Reserve ("Fed") monetary policy and fixed-income returns of 6.50%, as measured by the Lehman Intermediate U.S. Aggregate Index, characterized the period. As the period came to a close, Barrow, Hanley, Mewhinney & Strauss, Inc. ("Barrow Hanley") noted that while price/earnings ("P/E") multiples were not low on an absolute basis, they were reasonable considering interest rates and overall profitability. Corporate free cash flow was at record levels and dividend increases and share buybacks were strong. During a period like this one, with strong absolute returns, funds with significant cash reserves were penalized. The Fund had very low cash reserve balances, however, and benefited from this trend.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund's relative performance was positively impacted by the market's growing interest in dividend-paying securities such as utility funds. Barrow Hanley notes, however, that there could be an end in sight for the 15% tax rate on dividend income. During the period, utility funds and real estate investment trusts ("REITs") experienced dramatic inflows.

Q. How did portfolio composition affect Fund performance?

A. The Fund's selectivity in the consumer staples and information technology sectors contributed to its relative outperformance of the benchmark during the period. Additionally, an overweight relative to the benchmark in the utilities sector added value during the period. From a sector perspective, the main detractor from performance was stock selection in the financials sector. In addition, the Fund had no exposure to the strong performing REIT market due to the sub-advisor's concern about a bubble in the sector as well as increasing mortgage delinquencies and falling net interest margins that impacted other stocks in this sector. Stock selection in the energy and consumer discretionary sectors also detracted from the Fund's relative performance.

Despite poor performance from the consumer discretionary sector as a whole, at the individual stock level, Fund performance was boosted by holdings in Altria Group (formerly Phillip Morris) and Imperial Tobacco Group, both of which are tobacco product manufacturers, marketers and sellers. The Fund's holdings in the integrated energy company Entergy also contributed to its gains. These companies experienced strong earnings gains with above-average dividend expectations. In the case of Altria Group, the finalization of the Kraft Foods spin-off in March of 2007 boosted performance. Barrow Hanley believes Entergy, the power company that serves New Orleans, may be overcoming the after-effects of the New Orleans hurricane damage, which impacted results for an extended period of time. Additionally, the Fund has an above-average investment in stocks that produced dividend yields, particularly those in telecommunications services, electric utilities and health care.

Performance Highlights

- *For the fiscal year ended March 31, 2007, the Fund's Class Z shares gained 14.03%, outperforming the 11.83% return of its benchmark, the S&P 500 Index.*

- *Selectivity in the consumer staples and information technology sectors and an overweight in the utilities sector contributed to the Fund's relative outperformance of its benchmark during the period.*

- *Stock selection in the financials, energy and consumer discretionary sectors detracted from relative performance.*

- *The Fund's above-average investment in dividend-paying stocks contributed to performance.*

Barrow Hanley Value Fund

11

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Barrow, Hanley, Mewhinney & Strauss, Inc.

Top Ten Holdings as of March 31, 2007	
Altria Group	7.8%
Imperial Tobacco Group ADR	5.1%
Entergy	4.4%
Bristol-Myers Squibb	4.2%
Diageo ADR	4.2%
Verizon Communications	3.8%
Wyeth	3.7%
Bank of America	3.7%
WellPoint	3.5%
Pfizer	3.5%
As a % of Total Fund Investments	43.9%

Individual stocks that detracted from absolute results included diversified technology company 3M (no longer a Fund holding), along with energy provider BP (no longer a Fund holding), and consumer finance company Capital One Financial. Barrow Hanley sold 3M and BP during the year because of concern about the companies' P/E ratios, which were higher than that of the Fund's portfolio as a whole. The Fund continues to hold Capital One Financial because it has the Fund's lowest P/E despite exhibiting flat earnings during the year. Barrow Hanley believes that this stock may be poised for growth in 2008.

Q. What is the investment outlook for the large-cap value equity market?

A. Barrow Hanley believes equity markets may be positioned to continue to benefit from growth in corporate profits and the restraint of the Fed monetary policy. If additional concerns over housing prices, oil production in the Middle East and emerging investment markets do not materialize, the sub-advisor is cautiously optimistic for 2007.

Barrow Hanley Value Fund

Performance and Portfolio Summary (Unaudited)

Average Annual Total Return as of March 31, 2007

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class Z*	09/10/98	14.03%	8.38%	4.97%	11.67%
Advisor Class	06/30/03	13.83%	8.14%	n/a	9.72%
Class A with load	07/31/03	7.32%	6.01%	n/a	8.20%
Class A without load	07/31/03	13.86%	8.13%	n/a	9.97%
Class C with load	07/31/03	12.25%	7.26%	n/a	9.11%
Class C without load	07/31/03	12.78%	7.26%	n/a	9.11%
Class R	12/20/06 [1]	n/a	n/a	n/a	1.38%[†]
Institutional Class	12/20/06 [1]	n/a	n/a	n/a	1.61%[†]
S&P 500 Index	09/10/98	11.83%	10.06%	6.27%	6.10%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-2.

* Data prior to December 14, 2001 includes performance of a predecessor fund, whose inception date was September 10, 1998. The predecessor fund had investment goals, strategies and policies that were substantially similar to the Fund.

[†] Cumulative return since inception.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Prior to January 1, 2006, the Fund was managed by a sub-advisor different than the Fund's current sub-advisor and the Fund's performance prior to January 1, 2006 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Advisor Class, Class A, Class C, Class R and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.43% and 1.10%; 2.68% and 1.35%; 1.79% and 1.35%; 2.56% and 2.10%; 1.62% and 1.60%; and 0.92% and 0.90%, respectively. Expenses for Class R and Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on the inception date of September 10, 1998 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2007 — % of Total Fund Investments



OLD MUTUAL BARROW HANLEY VALUE FUND — concluded

SCHEDULE OF INVESTMENTS

As of March 31, 2007

Description	Shares	Value (000)
Common Stock — 99.7%		
Aerospace/Defense — 3.0%		
Northrop Grumman	53,500	$ 3,971
Total Aerospace/Defense		3,971
Beverages-Wine/Spirits — 4.2%		
Diageo ADR	67,600	5,472
Total Beverages-Wine/Spirits		5,472
Chemicals-Diversified — 2.1%		
Lyondell Chemical	91,900	2,754
Total Chemicals-Diversified		2,754
Computers — 2.8%		
Hewlett-Packard	92,900	3,729
Total Computers		3,729
Cruise Lines — 2.4%		
Carnival	67,100	3,144
Total Cruise Lines		3,144
Diversified Manufacturing Operations — 6.5%		
General Electric	37,800	1,337
Honeywell International	62,300	2,870
Illinois Tool Works	84,700	4,370
Total Diversified Manufacturing Operations		8,577
Electric-Integrated — 8.3%		
Dominion Resources	20,600	1,829
Duke Energy	161,600	3,279
Entergy	55,000	5,770
Total Electric-Integrated		10,878
Finance-Credit Card — 2.2%		
American Express	51,700	2,916
Total Finance-Credit Card		2,916
Finance-Investment Banker/Broker — 6.1%		
Citigroup	85,700	4,400
Merrill Lynch	43,800	3,577
Total Finance-Investment Banker/Broker		7,977
Finance-Mortgage Loan/Banker — 3.3%		
Freddie Mac	73,700	4,384
Total Finance-Mortgage Loan/Banker		4,384
Food-Miscellaneous/Diversified — 0.9%		
ConAgra Foods	48,400	1,206
Total Food-Miscellaneous/Diversified		1,206

Description	Shares	Value (000)
Medical Labs & Testing Services — 1.0%		
Quest Diagnostics	26,700	$ 1,331
Total Medical Labs & Testing Services		1,331
Medical-Drugs — 11.5%		
Bristol-Myers Squibb	200,000	5,552
Pfizer	182,100	4,600
Wyeth	97,700	4,888
Total Medical-Drugs		15,040
Medical-HMO — 3.5%		
WellPoint*	56,900	4,615
Total Medical-HMO		4,615
Multi-Line Insurance — 6.3%		
Allstate	67,200	4,036
American International Group	62,000	4,168
Total Multi-Line Insurance		8,204
Oil Companies-Integrated — 3.3%		
Occidental Petroleum	88,000	4,339
Total Oil Companies-Integrated		4,339
Pipelines — 2.9%		
El Paso	118,800	1,719
Spectra Energy	80,800	2,123
Total Pipelines		3,842
Publishing-Periodicals — 0.3%		
Idearc	9,150	321
Total Publishing-Periodicals		321
Super-Regional Banks-US — 5.9%		
Bank of America	95,000	4,847
Capital One Financial	38,400	2,897
Total Super-Regional Banks-US		7,744
Telephone-Integrated — 6.7%		
AT&T	96,300	3,797
Verizon Communications	130,600	4,952
Total Telephone-Integrated		8,749
Tobacco — 12.9%		
Altria Group	115,900	10,177
Imperial Tobacco Group ADR	74,500	6,686
Total Tobacco		16,863

Description	Shares	Value (000)
Tools-Hand Held — 2.5%		
Stanley Works	59,100	$ 3,272
Total Tools-Hand Held		3,272
Wireless Equipment — 1.1%		
Nokia ADR	63,900	1,465
Total Wireless Equipment		1,465
Total Common Stock (Cost $102,768)		130,793
Total Investments — 99.7% (Cost $102,768)		130,793
Other Assets and Liabilities, Net — 0.3%		431
Net Assets — 100.0%		$ 131,224

For descriptions of abbreviations and footnotes, please refer to page 114.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL COLUMBUS CIRCLE TECHNOLOGY AND COMMUNICATIONS FUND

MANAGEMENT OVERVIEW (UNAUDITED)
Sub-Advisor: Columbus Circle Investors

Performance Highlights

- *The Fund's Class Z shares posted a 0.77% return for the one-year period ended March 31, 2007. The Fund underperformed its benchmark, the NYSE Arca Tech 100 Index, which posted a 1.37% return for the period.*

- *Notable contributors to performance during the one-year period were: Apple, a leading personal computer and MP3 producer; Akamai Technologies, a provider of content and application delivery technology that speeds up Internet performance for corporations; and First Solar, a low-cost designer and manufacturer of thin-film solar modules.*

- *Marvell Technology Group (no longer a Fund holding), a leading chip communications semiconductor company; Trident Microsystems (no longer a Fund holding), a producer of image-processing chips for liquid crystal display and high definition ("HD") televisions; and SiRF Technology Holdings, the leading producer of global positioning satellite ("GPS") semiconductors, were notable detractors from performance during the period.*

Q. How did the Fund perform relative to its benchmarks?

A. The Old Mutual Columbus Circle Technology and Communications Fund's (the "Fund") Class Z shares posted a 0.77% return for the one-year period ended March 31, 2007. The Fund underperformed its benchmark, the NYSE Arca Tech 100 Index, which posted a 1.37% return for the period. Performance for all share classes can be found on page 18.

Q. What investment environment did the Fund face during the past year?

A. Technology-sector stocks rose modestly during the one-year period ended March 31, 2007, but experienced increased volatility due to fears of the impact that tighter credit standards might have on the U.S. consumer. A resilient consumer, solid gross domestic product growth and record corporate margins, however, kept spending on technology goods at healthy levels. During the year, the U.S. consumer was aided by solid employment growth and lower energy prices, offsetting declining housing prices and tighter credit standards. Technology companies continued to see solid capital expenditures, as enterprises were generally flush with cash and began to invest in new growth-oriented projects as opposed to the cost-cutting activities seen earlier in the decade.

Q. Which market factors influenced the Fund's relative performance?

A. During a fiscal year characterized by increased volatility and concerns over consumer spending, enterprises with larger market capitalizations and telecommunications equipment stocks outperformed. During the same time period, smaller market capitalization and consumer-oriented stocks underperformed.

Q. How did portfolio composition affect Fund performance?

A. Notable contributors to performance during the one-year period were: Apple, a leading personal computer and MP3 producer; Akamai Technologies, a provider of content and application delivery technology that speeds up Internet performance for corporations; and First Solar, a low-cost designer and manufacturer of thin-film solar modules. Apple significantly beat earnings expectations due to better than expected margins. Margin upside was driven by personal computer sales and lower memory prices for its primary MP3 product, the iPod. Additionally, the company announced several new products including iPod Nano refreshes and iTV appliance. Akamai Technologies surpassed estimates and significantly improved its stated outlook as it continued to benefit from a leadership position and the increased amount of content being delivered over the Internet. The World Cup and the downloading of popular network television series are two examples of increasing amounts of high value content distributed via the Internet that contributed to Akamai Technologies' outperformance. First Solar significantly exceeded fourth-quarter revenue and margin expectations as the firm's Ohio plant achieved a faster than expected ramp-up in capacity and the firm experienced favorable pricing, better yields and lower than expected manufacturing costs. Due to the low-cost nature of First Solar's technology and the global desire for cleaner energy, the company continues to see robust demand in several regions of the world.

Marvell Technology Group (no longer a Fund holding), a leading chip communications semiconductor company; Trident Microsystems (no longer a Fund holding), a producer of image-processing chips for liquid crystal display and high definition ("HD") televisions; and SiRF Technology Holdings, the leading producer of global positioning satellite ("GPS") semiconductors, were notable detractors from performance during the period. Marvell Technology Group suffered through a semiconductor inventory correction during the year and made an acquisition to enter the cell phone market that Columbus Circle Investors ("Columbus Circle") considers risky. Trident Microsystems and SiRF Technology Holdings faced increased competition in their respective markets. Despite beating expectations during the year, Trident Microsystems' stock fell as competition emerged from companies like Broadcom and Mediatek. SiRF Technology Holdings released second-quarter results that were in line, but below investor expectations, and the company's third-quarter guidance was also below expectations. End unit demand from leading GPS vendors such as Garmin and Tom Tom remained strong, but GPS semiconductor components underwent an inventory correction as second tier manufacturers lost market share. Marvell Technology Group and Trident Microsystems were sold by the Fund's sub-advisor, Columbus Circle, and are no longer held by the Fund.

Q. What is the investment outlook for the technology sector of the equity market?

A. While economic growth has moderated and lending standards have tightened, Columbus Circle believes we will see a continuation of solid fundamentals into 2007. This outlook is based on the sub-advisor's forecast for solid employment and wage growth, strong corporate cash flows and pent-up demand (caused by under-investment in technology). In addition, video streaming over the Internet is the most significant secular driver of technology spending this decade. As always, the Fund will continue to focus on dynamic companies in attractive markets that are positioned to benefit from positive industry dynamics and dominant secular trends. The emerging themes Columbus Circle remains focused on are video, Internet advertising, next-generation carrier data spending (voice over IP, 3G, bandwidth optimization), and emerging consumer trends such as HD televisions, music/video downloading and location-based services. The Fund is poised to capitalize on these themes, the resurgent technology spending environment, as well as emerging technologies.

Top Ten Holdings as of March 31, 2007	
Apple	5.2%
Google, Cl A	4.7%
Cisco Systems	4.6%
Microsoft	4.2%
Qualcomm	4.1%
Adobe Systems	3.4%
Lockheed Martin	3.3%
Hewlett-Packard	3.2%
Shire ADR	2.7%
International Business Machines	2.6%
As a % of Total Fund Investments	38.0%

Columbus Circle Technology and Communications Fund

OLD MUTUAL COLUMBUS CIRCLE TECHNOLOGY AND COMMUNICATIONS FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Return as of March 31, 2007

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z*	09/29/95	0.77%	6.85%	(2.34)%	1.45%	4.85%
Advisor Class	12/29/00	0.47%	6.61%	(2.58)%	n/a	(14.48)%
Class A with load	09/30/03	(5.31)%	4.50%	n/a	n/a	6.98%
Class A without load	09/30/03	0.46%	6.59%	n/a	n/a	8.81%
Class C with load	09/30/03	(1.31)%	5.79%	n/a	n/a	7.99%
Class C without load	09/30/03	(0.31)%	5.79%	n/a	n/a	7.99%
Class R	12/20/06 [1]	n/a	n/a	n/a	n/a	0.69%[†]
Institutional Class	12/20/06 [1]	n/a	n/a	n/a	n/a	0.92%[†]
NYSE Arca Tech 100 Index	09/29/95	1.37%	7.74%	5.58%	14.15%	13.94%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-2.

* Prior to November 2, 1999, the Fund was diversified and did not concentrate its investments. Therefore, the Fund's performance prior to November 2, 1999 may not be indicative of how it will perform in the future.

[†] Cumulative return since inception.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Prior to January 1, 2006, the Fund was managed by an investment manager different than the Fund's current sub-advisor and the Fund's performance prior to January 1, 2006 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Advisor Class, Class A, Class C, Class R and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.84% and 1.45%; 10.22% and 1.69%; 8.11% and 1.70%; 6.06% and 2.45%; 1.96% and 1.93%; and 1.04% and 1.04%, respectively. Expenses for Class R and Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1997 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2007 — % of Total Fund Investments



Telecommunications Services (5%)
Repurchase Agreement (1%)
Consumer Discretionary (4%)
Health Care (13%)
Industrials (6%)
Information Technology (71%)

Schedule of Investments

As of March 31, 2007

Description	Shares	Value (000)
Common Stock — 98.0%		
Advertising Sales — 1.9%		
Focus Media Holding ADR*	19,900	$ 1,561
Lamar Advertising, Cl A	22,900	1,442
Total Advertising Sales		3,003
Aerospace/Defense — 3.2%		
Lockheed Martin	52,900	5,132
Total Aerospace/Defense		5,132
Applications Software — 4.1%		
Microsoft	238,000	6,633
Total Applications Software		6,633
Cable TV — 1.8%		
Comcast, Cl A*	109,600	2,844
Total Cable TV		2,844
Cellular Telecommunications — 1.8%		
NII Holdings*	38,300	2,841
Total Cellular Telecommunications		2,841
Computer Services — 2.3%		
Cognizant Technology Solutions, Cl A*	23,100	2,039
DST Systems*	22,500	1,692
Total Computer Services		3,731
Computer Software — 1.3%		
Omniture*	114,600	2,089
Total Computer Software		2,089
Computers — 12.9%		
Apple*	88,200	8,195
Hewlett-Packard	126,500	5,078
International Business Machines	43,200	4,072
Research In Motion*	13,900	1,897
Sun Microsystems*	257,500	1,547
Total Computers		20,789
Computers-Memory Devices — 2.2%		
Network Appliance*	99,800	3,645
Total Computers-Memory Devices		3,645
Data Processing/Management — 1.5%		
Fiserv*	46,500	2,467
Total Data Processing/Management		2,467
E-Commerce/Services — 1.5%		
eBay*	75,800	2,513
Total E-Commerce/Services		2,513

Description	Shares	Value (000)
Electronic Components-Semiconductors — 7.1%		
Broadcom, Cl A*	97,546	$ 3,128
MEMC Electronic Materials*	40,500	2,454
Netlogic Microsystems*	73,600	1,959
ON Semiconductor*	270,500	2,413
Silicon Motion Technology ADR*	32,500	732
SiRF Technology Holdings*	30,000	833
Total Electronic Components-Semiconductors		11,519
Electronic Forms — 3.3%		
Adobe Systems*	127,606	5,321
Total Electronic Forms		5,321
Electronic Measuring Instruments — 1.7%		
Trimble Navigation*	101,300	2,719
Total Electronic Measuring Instruments		2,719
Energy-Alternate Sources — 1.5%		
First Solar*	45,600	2,372
Total Energy-Alternate Sources		2,372
Enterprise Software/Services — 2.3%		
Oracle*	205,900	3,733
Total Enterprise Software/Services		3,733
Industrial Audio & Video Products — 1.0%		
SRS Labs*	113,530	1,581
Total Industrial Audio & Video Products		1,581
Instruments-Scientific — 2.3%		
Thermo Fisher Scientific*	80,700	3,773
Total Instruments-Scientific		3,773
Internet Infrastructure Software — 2.5%		
Akamai Technologies*	39,000	1,947
F5 Networks*	31,500	2,100
Total Internet Infrastructure Software		4,047
Internet Security — 4.4%		
Blue Coat Systems*	75,800	2,784
Vasco Data Security International*	113,700	2,032
VeriSign*	90,800	2,281
Total Internet Security		7,097
Medical Instruments — 2.9%		
Intuitive Surgical*	23,300	2,833
St. Jude Medical*	48,400	1,820
Total Medical Instruments		4,653

Old Mutual Columbus Circle Technology and Communications Fund — concluded

Schedule of Investments

As of March 31, 2007

Description	Shares	Value (000)
Medical-Biomedical/Genetic — 3.4%		
Celgene*	30,007	$ 1,574
Genentech*	46,900	3,852
Total Medical-Biomedical/Genetic		5,426
Medical-Drugs — 2.7%		
Shire ADR	69,800	4,321
Total Medical-Drugs		4,321
Multimedia — 0.9%		
Time Warner	71,700	1,414
Total Multimedia		1,414
Networking Products — 4.5%		
Cisco Systems*	281,500	7,187
Total Networking Products		7,187
Semiconductor Equipment — 2.0%		
Applied Materials (H)	176,900	3,241
Total Semiconductor Equipment		3,241
Telecommunications Equipment — 4.1%		
Arris Group*	112,200	1,580
CommScope*	75,800	3,252
Sonus Networks*	212,100	1,711
Total Telecommunications Equipment		6,543
Telecommunications Services — 1.4%		
NeuStar, Cl A*	78,128	2,222
Total Telecommunications Services		2,222
Web Hosting/Design — 1.4%		
Equinix*	26,300	2,252
Total Web Hosting/Design		2,252
Web Portals/ISP — 4.6%		
Google, Cl A*	16,200	7,422
Total Web Portals/ISP		7,422
Wire & Cable Products — 1.2%		
Belden CDT	37,500	2,010
Total Wire & Cable Products		2,010

Description	Shares/Face Amount (000)/Contracts	Value (000)
Wireless Equipment — 6.7%		
American Tower, Cl A*	63,100	$ 2,458
Ericsson ADR	47,700	1,769
Qualcomm	152,400	6,501
Total Wireless Equipment		10,728
X-Ray Equipment — 1.6%		
Hologic*	44,700	2,576
Total X-Ray Equipment		2,576
Total Common Stock (Cost $122,969)		157,844
Warrants — 0.0%		
Alcatel-Lucent, Expires 12/10/07*	1,046	1
Total Warrants (Cost $—)		1
Repurchase Agreement — 1.2%		
Morgan Stanley 5.140%, dated 03/30/07 to be repurchased on 04/02/07, repurchase price $1,822,061 (collateralized by a U.S. Government obligation, par value $1,865,000, 5.35%, 03/19/14, total market value $1,860,477) (D)	$1,821	1,821
Total Repurchase Agreement (Cost $1,821)		1,821
Total Investments — 99.2% (Cost $124,790)		159,666
Written Options — (0.1)%		
Applied Materials, July 2007, 100 Call, Strike Price $19	(1,041)	(94)
Total Written Options (Proceeds $(107))		(94)
Other Assets and Liabilities, Net — 0.9%		1,457
Net Assets — 100.0%		$ 161,029

For descriptions of abbreviations and footnotes, please refer to page 114.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL EMERGING GROWTH FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Copper Rock Capital Partners, LLC

Q. How did the Fund perform relative to its benchmarks?

A. During the fiscal year ended March 31, 2007, the Old Mutual Emerging Growth Fund's (the "Fund") Class Z shares posted a (0.25%) return, underperforming the 1.57% return posted by its benchmark, the Russell 2000® Growth Index. Performance for all share classes can be found on page 23.

Q. What investment environment did the Fund face during the past year?

A. During the fiscal year, the markets exhibited notable volatility. The second and third quarters of 2006 were marked by weakening consumer sentiment, rising energy prices, rising interest rates and uncertainty over inflation, all contributing to fears of a possible recession. In this environment, the Federal Reserve held interest rates steady after 17 consecutive increases. Toward the end of the summer and in early September, energy prices fell and consumer sentiment gained strength heading into the holiday season. Despite a solid fourth quarter in 2006 and first quarter in 2007, fundamental growth managers still saw some of the uncertainty that played out earlier in 2006. Energy prices started to rise in early 2007 and the market was temporarily rocked by two events. First, it reacted negatively to news that subprime mortgage defaults were more prevalent than previously announced. Though the market's reaction was pronounced, investors took a relatively sensible perspective and the market did not experience sharp selloffs, unlike in the second and third quarters of 2006 when stocks with generally no fundamental problems experienced sharp selloffs. Second, concerns about possible slowing growth in the Chinese markets triggered further selling. This situation was also short lived but demonstrated the impact the Chinese economy now has on the global economy and investor sentiment in the United States. In March, those concerns subsided and the market began to rally, with leadership generally coming from faster growing companies.

Q. Which market factors influenced the Fund's relative performance?

A. The investment environment was difficult for fundamentals-first, bottom-up active growth managers to navigate, particularly in the second and third quarters of 2006. The concern caused by rising interest rates, weak consumer sentiment and fears of a recession, coupled with the annual rebalancing of the Russell 2000® Growth Index on June 30, 2006, impacted performance significantly. This economic uncertainty carried over into the third quarter triggering significant selloffs of companies that did not have any known fundamental problems. The market came back in-line at the end of September and rewarded the sub-advisor's small-cap growth, fundamentals-first approach. Outperformance in the fourth quarter of 2006 and first quarter of 2007 enabled the Fund to end the year with marginal underperformance relative to the Index.

Q. How did portfolio composition affect Fund performance?

A. Stock selection in telecommunications services, information technology and financials contributed positively to performance during the fiscal year. Cogent Communications Group and CommScope were among the top contributors to performance during the period. These companies have benefited from the push to finish installing the "last mile" of cable to homes and businesses and the need to constantly enhance services to provide faster video over the Internet. Commscope is a provider of cabling and connectivity solutions for communications networks and service providers. Most of the company's business provides cable services for communications infrastructure. Commscope benefited from the expansion of cable/broadband networks to enable video over the Internet and the ability to raise prices for the first time in six years. The company's bottom line growth exceeded top line growth, factors that Copper Rock Capital Partners, LLC ("Copper Rock") seeks when selecting a stock. Cogent

---

Performance Highlights

- *During the fiscal year ended March 31, 2007, the Fund's Class Z shares posted a (0.25%) return, under-performing the 1.57% return posted by its benchmark, the Russell 2000® Growth Index.*

- *Stock selection in telecommunications services, information technology and financials contributed positively to performance during the fiscal year.*

- *Though health care did not perform exceptionally well during the period, Conceptus was one of the top contributors to performance during the period.*

- *Stocks in the consumer discretionary, energy and consumer staples sectors detracted from the Fund's relative performance during the period primarily due to stock selection.*

- *Stocks such as Rackable Systems (no longer a Fund holding), Neoware (no longer a Fund holding) and Keryx Biopharmaceuticals eroded the Fund's absolute performance.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Copper Rock Capital Partners, LLC

Top Ten Holdings as of March 31, 2007	
BE Aerospace	2.6%
Psychiatric Solutions	2.6%
Affiliated Managers Group	2.5%
Blackboard	2.1%
Dresser-Rand Group	2.0%
Pinnacle Entertainment	2.0%
Cbeyond	2.0%
DealerTrack Holdings	2.0%
Radiation Therapy Services	1.9%
Varian Semiconductor Equipment Associates	1.8%
As a % of Total Fund Investments	21.5%

Communications Group is an Internet service provider that packages high quality bandwidth at lower costs and the company has seen revenues increase since early 2006. Cogent Communications' proprietary technology is capitalizing on the expanding use of virtual networks that allow corporations to operate efficiently with multiple locations rather than a central campus. Though health care did not perform exceptionally during the period, Conceptus was another one of the top contributors to performance during the period. The company manufactures the permanent birth control system Essure® and continued to gain market share during the period.

Stocks in the consumer discretionary, energy and consumer staples sectors detracted from the Fund's relative performance during the period primarily due to stock selection. Additionally, stocks such as Rackable Systems (no longer a Fund holding), Neoware (no longer a Fund holding) and Keryx Biopharmaceuticals eroded the Fund's absolute performance. Although holdings in the information technology sector generally contributed to performance, Rackable Systems, which engages in the design, manufacture and implementation of computer servers and storage systems in the United States was a Fund holding and was hurt by increased competition during the period. Similarly, thin-client computing solution provider Neoware announced lower than expected sales and the stock underperformed. Keryx Biopharmaceuticals develops and markets pharmaceutical products for life threatening diseases including cancer and diabetes. At the end of 2007 but more likely 2008, the company is expected to release data on one of its drugs which prolongs kidney function in some diabetics. Due to the timing of the data release, the investor community has taken a wait and see attitude, which has impacted the stock's value. Copper Rock continues to hold the stock in anticipation that the stock will trade favorably upon the release.

Q. What is the investment outlook for the small-cap growth market?

A. Heading into the second quarter of 2007, Copper Rock continues to manage the portfolio with its fundamentals-first, bottom-up approach. Despite signs of moderate slowing in the U.S. economy and some underlying risks of rising inflation, there is still liquidity in the equity market, which is positive for cash rich, small-cap companies. The sub-advisor continues to believe that inflation can be contained, that a recession is not in the horizon and that the stage may be set for the markets to experience a mid-cycle slowdown which has historically led stocks to rally. If the economy does experience a mid-cycle slowdown, Copper Rock believes the Federal Reserve might ease interest rates in the second half of 2007 and such a scenario may bode well for small-cap companies and growth in general.

In light of this, the Fund has significant overweight positions in sectors such as technology and business services, specifically in companies that are growing faster than their peers or are finding opportunities in niches, such as software as a service. Within financial services, the sub-advisor continues to find attractive companies such as asset managers and publicly traded exchanges where trading volume is increasing and margins continue to rise. In Copper Rock's view, these exchanges should continue to benefit from the trend in consolidation. The Fund remains underweight in traditional banks and, amidst signs of weakening consumer sentiment and current rising energy prices, the sub-advisor maintains underweight positions relative to the benchmark in retail and pure cyclical areas, including materials, autos and transportation and housing. Within health care, which tends to outperform when growth is in favor, the Fund is overweight relative to the benchmark in health care services, where Copper Rock continues to find attractive companies. The Fund remains underweight relative to the benchmark in biotechnology, drug delivery systems and equipment due to a lack of stocks that meet the sub-advisor's investment criteria.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Return as of March 31, 2007

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	06/14/93	(0.25)%	7.64%	2.10%	(0.82)%	5.48%
Advisor Class	12/20/06 [1]	n/a	n/a	n/a	n/a	3.75%[†]
Class A with load	09/30/03	(6.24)%	5.27%	n/a	n/a	5.97%
Class A without load	09/30/03	(0.51)%	7.36%	n/a	n/a	7.77%
Class C with load	09/30/03	(2.22)%	6.55%	n/a	n/a	6.97%
Class C without load	09/30/03	(1.23)%	6.55%	n/a	n/a	6.97%
Class R	12/20/06 [1]	n/a	n/a	n/a	n/a	3.68%[†]
Institutional Class	12/20/06 [1]	n/a	n/a	n/a	n/a	3.88%[†]
Russell 2000® Growth Index	06/14/93	1.57%	9.41%	7.88%	6.31%	7.40%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-2.

[†] Cumulative return since inception.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Prior to January 1, 2006, the Fund was managed by an investment manager different than the Fund's current sub-advisor and the Fund's performance prior to January 1, 2006 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Advisor Class, Class A, Class C, Class R and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.57% and 1.30%; 1.58% and 1.55%; 8.19% and 1.55%; 6.89% and 2.30%; 1.83% and 1.80%; and 1.03% and 1.03%, respectively. Expenses for Advisor Class, Class R and Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1997 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings at March 31, 2007 — % of Total Fund Investments



OLD MUTUAL EMERGING GROWTH FUND — continued

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2007

Description	Shares	Value (000)
Common Stock — 97.9%		
Aerospace/Defense-Equipment — 2.6%		
BE Aerospace*	131,789	$ 4,178
Total Aerospace/Defense-Equipment		4,178
Applications Software — 1.7%		
American Reprographics*	53,050	1,633
Nuance Communications*	71,460	1,094
Total Applications Software		2,727
Auction House/Art Dealer — 0.7%		
Sotheby's	26,870	1,195
Total Auction House/Art Dealer		1,195
Audio/Video Products — 0.6%		
DTS*	39,830	965
Total Audio/Video Products		965
Auto-Medium & Heavy Duty Trucks — 1.1%		
Force Protection*	93,490	1,754
Total Auto-Medium & Heavy Duty Trucks		1,754
Auto/Truck Parts & Equipment-Original — 1.2%		
Amerigon*	158,176	1,969
Total Auto/Truck Parts & Equipment-Original		1,969
Commercial Banks-Eastern US — 1.5%		
Signature Bank*	72,160	2,348
Total Commercial Banks-Eastern US		2,348
Commercial Banks-Western US — 0.6%		
Community Bancorp*	30,992	953
Total Commercial Banks-Western US		953
Commercial Services — 3.0%		
ExlService Holdings*	53,601	1,106
PeopleSupport*	83,715	959
TeleTech Holdings*	74,875	2,747
Total Commercial Services		4,812
Computer Services — 0.8%		
Syntel	38,641	1,339
Total Computer Services		1,339
Computer Software — 1.0%		
Double-Take Software*	115,450	1,560
Total Computer Software		1,560
Computers-Integrated Systems — 1.1%		
Riverbed Technology*	65,975	1,824
Total Computers-Integrated Systems		1,824

Description	Shares	Value (000)
Consulting Services — 2.7%		
Advisory Board*	50,920	$ 2,578
Corporate Executive Board	11,222	852
Huron Consulting Group*	16,398	998
Total Consulting Services		4,428
Data Processing/Management — 0.8%		
Commvault Systems*	84,305	1,366
Total Data Processing/Management		1,366
Diagnostic Kits — 1.3%		
Quidel*	169,181	2,030
Total Diagnostic Kits		2,030
E-Services/Consulting — 0.8%		
Perficient*	61,851	1,223
Total E-Services/Consulting		1,223
Educational Software — 2.1%		
Blackboard*	101,300	3,407
Total Educational Software		3,407
Electronic Components-Semiconductors — 2.1%		
Applied Micro Circuits*	499,000	1,822
Netlogic Microsystems*	59,700	1,589
Total Electronic Components-Semiconductors		3,411
Electronic Design Automation — 1.1%		
Comtech Group*	97,440	1,703
Total Electronic Design Automation		1,703
Electronic Measuring Instruments — 1.6%		
Itron*	39,060	2,540
Total Electronic Measuring Instruments		2,540
Enterprise Software/Services — 2.4%		
Concur Technologies*	115,294	2,013
Ultimate Software Group*	71,735	1,879
Total Enterprise Software/Services		3,892
Entertainment Software — 1.6%		
THQ*	73,100	2,499
Total Entertainment Software		2,499
Finance-Commercial — 0.4%		
NewStar Financial*	41,750	700
Total Finance-Commercial		700
Finance-Investment Banker/Broker — 0.2%		
Evercore Partners, Cl A	8,432	263
Total Finance-Investment Banker/Broker		263

Description	Shares	Value (000)
Finance-Other Services — 2.6%		
GFI Group*	33,210	$ 2,257
International Securities Exchange Holdings	37,921	1,851
Total Finance-Other Services		4,108
Food-Miscellaneous/Diversified — 0.9%		
SunOpta*	118,330	1,408
Total Food-Miscellaneous/Diversified		1,408
Gambling (Non-Hotel) — 2.0%		
Pinnacle Entertainment*	108,392	3,151
Total Gambling (Non-Hotel)		3,151
Human Resources — 1.2%		
Kenexa*	64,657	2,013
Total Human Resources		2,013
Import/Export — 0.4%		
Castle Brands*	91,873	637
Total Import/Export		637
Industrial Audio & Video Products — 0.7%		
SRS Labs*	76,300	1,063
Total Industrial Audio & Video Products		1,063
Internet Application Software — 2.8%		
DealerTrack Holdings*	102,105	3,137
Vocus*	67,093	1,350
Total Internet Application Software		4,487
Internet Connective Services — 1.4%		
Cogent Communications Group*	98,243	2,321
Total Internet Connective Services		2,321
Internet Financial Services — 1.2%		
Online Resources*	172,260	1,976
Total Internet Financial Services		1,976
Internet Infrastructure Software — 0.7%		
Opsware*	160,446	1,163
Total Internet Infrastructure Software		1,163
Investment Management/Advisory Services — 2.5%		
Affiliated Managers Group*	36,760	3,983
Total Investment Management/ Advisory Services		3,983
Medical Imaging Systems — 0.6%		
Vital Images*	31,395	1,044
Total Medical Imaging Systems		1,044

Description	Shares	Value (000)
Medical Information Systems — 1.4%		
Allscripts Healthcare Solutions*	82,390	$ 2,209
Total Medical Information Systems		2,209
Medical Instruments — 2.5%		
Abaxis*	27,705	675
Conceptus*	139,550	2,791
Micrus Endovascular*	25,332	604
Total Medical Instruments		4,070
Medical-Biomedical/Genetic — 2.0%		
Keryx Biopharmaceuticals*	146,350	1,540
Lifecell*	68,890	1,720
Total Medical-Biomedical/Genetic		3,260
Medical-Drugs — 2.5%		
Indevus Pharmaceuticals*	120,590	852
Medicis Pharmaceutical, Cl A	37,760	1,164
Santarus*	285,100	2,007
Total Medical-Drugs		4,023
Medical-Outpatient/Home Medical — 1.9%		
Radiation Therapy Services*	100,340	3,074
Total Medical-Outpatient/Home Medical		3,074
Metal Processors & Fabricators — 0.4%		
Ladish*	18,503	696
Total Metal Processors & Fabricators		696
Networking Products — 1.1%		
Switch & Data Facilities*	101,231	1,834
Total Networking Products		1,834
Oil Companies-Exploration & Production — 3.0%		
Arena Resources*	29,950	1,501
ATP Oil & Gas*	44,280	1,665
Parallel Petroleum*	70,590	1,620
Total Oil Companies-Exploration & Production		4,786
Oil Field Machinery & Equipment — 2.6%		
Dresser-Rand Group*	105,200	3,204
Metretek Technologies*	74,950	1,000
Total Oil Field Machinery & Equipment		4,204
Oil-Field Services — 0.8%		
W-H Energy Services*	28,040	1,311
Total Oil-Field Services		1,311
Physical Therapy/Rehabilitation Centers — 2.6%		
Psychiatric Solutions*	102,795	4,144
Total Physical Therapy/Rehabilitation Centers		4,144

25

OLD MUTUAL EMERGING GROWTH FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2007

Description	Shares	Value (000)
Retail-Discount — 1.1%		
Citi Trends*	42,509	$ 1,817
Total Retail-Discount		1,817
Retail-Restaurants — 1.4%		
BJ's Restaurants*	40,750	861
Chipotle Mexican Grill, Cl A*	21,820	1,355
Total Retail-Restaurants		2,216
Retail-Sporting Goods — 2.2%		
Hibbett Sports*	63,775	1,824
Zumiez*	44,000	1,765
Total Retail-Sporting Goods		3,589
Schools — 5.0%		
Capella Education*	57,150	1,917
DeVry	39,025	1,146
ITT Educational Services*	28,300	2,306
Strayer Education	21,370	2,671
Total Schools		8,040
Semiconductor Equipment — 3.5%		
Tessera Technologies*	67,880	2,697
Varian Semiconductor Equipment Associates*	53,740	2,869
Total Semiconductor Equipment		5,566
Telecommunications Equipment — 1.7%		
CommScope*	62,454	2,679
Total Telecommunications Equipment		2,679
Telecommunications Services — 4.8%		
Cbeyond*	107,175	3,143
Lightbridge*	48,860	858
Orbcomm*	110,500	1,409
Time Warner Telecom, Cl A*	114,660	2,382
Total Telecommunications Services		7,792
Therapeutics — 1.1%		
Theravance*	60,570	1,787
Total Therapeutics		1,787
Transactional Software — 2.5%		
Innerworkings*	164,863	1,945
VeriFone Holdings*	54,571	2,005
Total Transactional Software		3,950

Description	Shares	Value (000)
Web Hosting/Design — 1.2%		
Equinix*	22,700	$ 1,944
Total Web Hosting/Design		1,944
Wound, Burn & Skin Care — 0.8%		
Obagi Medical Products*	88,418	1,302
Total Wound, Burn & Skin Care		1,302
X-Ray Equipment — 1.8%		
Hologic*	49,230	2,837
Total X-Ray Equipment		2,837
Total Common Stock (Cost $136,896)		157,570
Investment Company — 0.7%		
Index Fund-Small Cap — 0.7%		
iShares Russell 2000 Growth Index Fund	15,000	1,201
Total Investment Company (Cost $1,182)		1,201
Total Investments — 98.6% (Cost $138,078)		158,771
Other Assets and Liabilities, Net — 1.4%		2,177
Net Assets — 100.0%		$ 160,948

For descriptions of abbreviations and footnotes, please refer to page 114.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL FOCUSED FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Liberty Ridge Capital, Inc.

Q. How did the Fund perform relative to its benchmarks?

A. For the fiscal year ended March 31, 2007, the Old Mutual Focused Fund's (the "Fund") Class Z shares posted strong performance, returning 15.85%. The Fund outperformed the 11.83% return posted by its benchmark, the S&P 500 Index, and the 11.28% return posted by the Russell 3000® Index for the same period. Performance for all share classes can be found on page 28.

Q. What investment environment did the Fund face during the past year?

A. The equity markets faced a sharp selloff in late February and early March as investors reacted to overseas market declines, an inverted yield curve (a situation that arises when long-term bonds yield the same or less than their short-term counterparts), and continued signs of weakness in the housing and related subprime-mortgage lending markets. However, the markets were favored with historically high corporate profit margins, continued share buybacks, and high levels of private equity activity.

Q. Which market factors influenced the Fund's relative performance?

A. Stock-specific factors, rather than macroeconomic themes, generally accounted for the Fund's relative results during the period.

Q. How did portfolio composition affect Fund performance?

A. Stock selection in the financials, consumer discretionary and information technology sectors contributed positively to Fund performance during the time period. However, upward revaluation of the insurance industry and continued earnings strength in capital markets companies also aided the financials sector. On the individual holding front, Comcast, MasterCard (no longer a Fund holding) and EMC were notable contributors to Fund performance for the 12 months ended March 31, 2007. Cable operator Comcast has been rolling out digital cable, voice, and Internet services in their 'triple play' package. Furthermore, rapid customer acceptance, coupled with a perceived reduction in the competitive threats from traditional phone and satellite operators, helped to boost investor confidence in the company. Credit card processor MasterCard aided Fund performance as the company's stock price rose despite discounts placed on its stock price following its Initial Public Offering as solid near-term earnings results and continued progress in operational efficiency and volume gains led to market revaluation. The stock was sold as it appreciated toward the sub-advisor's forecasted valuation level. Finally, enterprise software provider EMC re-purchased almost $3 billion worth of its own stock in 2006, with another $2 billion possible re-purchase in 2007. The likelihood of continued integration and cross-selling of its suite of storage and security products and services was also recognized by the market and contributed to performance as well.

The Fund's stock selection in the energy sector, lack of exposure to the utilities sector, and stock selection in the industrials sector detracted from performance during the period. Stock selection in Maxim Integrated Products, Capital One Financial and Nabors Industries (no longer a Fund holding) also weighed on Fund returns. Maxim Integrated Products, a semiconductor manufacturer, affected Fund performance negatively as a result of a short holding period by the Fund. Additionally, the market's perception of Capital One Financial, a bank and credit card provider, turned negative resulting from fears of a potentially weak consumer sentiment following any subprime mortgage meltdown. To that end, offshore driller Nabors Industries was also hurt as a weak pricing environment during the summer of 2006 impacted the stock during its tenure in the Fund.

Q. What is the investment outlook for the large-cap stock market?

A. Fluctuations in topical macroeconomic themes like inflation and interest rate policy do not typically divert the sub-advisor's attention from finding companies that may be positioned to perform well over the long term. The sub-advisor continually endeavors to look beyond short-term investor sentiment.

Performance Highlights

- *For the fiscal year ended March 31, 2007, the Fund's Class Z shares posted strong performance, returning 15.85%. The Fund outperformed the 11.83% return posted by its benchmark, the S&P 500 Index, and the 11.28% return posted by the Russell 3000® Index for the same period.*

- *Comcast, MasterCard (no longer a fund holding) and EMC were notable contributors to Fund performance for the 12 months ended March 31, 2007.*

- *Stock selection in Maxim Integrated Products, Capital One Financial and Nabors Industries (no longer a Fund holding) weighed on Fund returns.*

Top Ten Holdings as of March 31, 2007

Microsoft	9.8%
General Electric	9.5%
Maxim Integrated Products	6.2%
3M	4.5%
Automatic Data Processing	4.3%
XL Capital, Cl A	4.1%
Capital One Financial	4.0%
Symantec	3.9%
Berkshire Hathaway, Cl A	3.8%
EMC	3.6%
As a % of Total Fund Investments	53.7%

Focused Fund

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Return as of March 31, 2007

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class Z	02/12/99	15.85%	11.28%	7.90%	12.13%
Advisor Class	12/20/06 [1]	n/a	n/a	n/a	(3.13)%†
Class A with load	09/30/03	8.87%	8.83%	n/a	12.21%
Class A without load	09/30/03	15.52%	11.00%	n/a	14.12%
Class C with load	09/30/03	13.69%	10.19%	n/a	13.28%
Class C without load	09/30/03	14.69%	10.19%	n/a	13.28%
Class R	12/20/06 [1]	n/a	n/a	n/a	(3.22)%†
Institutional Class	12/20/06 [1]	n/a	n/a	n/a	(2.97)%†
S&P 500 Index[2]	02/12/99	11.83%	10.06%	6.27%	3.10%
Russell 3000® Index[2]	02/12/99	11.28%	10.84%	7.23%	4.50%

Past performance is not a guarantee of future results. Information about these performance results and the comparative indexes can be found on pages 1-2.

† Cumulative return since inception.

1 The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

2 The Fund has changed its performance benchmark from the Russell 3000® Index to the S&P 500 Index as the S&P 500 Index better reflects the Fund's investment strategy.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Advisor Class, Class A, Class C, Class R and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.44% and 1.15%; 1.54% and 1.40%; 1.73% and 1.40%; 5.22% and 2.15%; 1.79% and 1.65%; and 0.85% and 0.80%, respectively. Expenses for Advisor Class, Class R and Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment


$26,000
$24,000
$22,000
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
Old Mutual Focused Fund – Class Z
S&P 500 Index
Russell 3000® Index
$25,362
$14,303
$13,144
2/12/99
3/99
3/00
3/01
3/02
3/03
3/04
3/05
3/06
3/07

Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on the inception date of February 12, 1999 to an investment made in unmanaged securities indexes on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2007 — % of Total Fund Investments


Repurchase Agreement (3%)
Consumer Discretionary (2%)
Materials (5%)
Consumer Staples (12%)
Energy (3%)
Information Technology (33%)
Financials (18%)
Health Care (7%)
Industrials (17%)

SCHEDULE OF INVESTMENTS

As of March 31, 2007

Description	Shares	Value (000)
Common Stock — 97.8%		
Applications Software — 9.6%		
Microsoft	100,420	$ 2,799
Total Applications Software		2,799
Beverages-Non-Alcoholic — 3.5%		
Coca-Cola	20,900	1,003
Total Beverages-Non-Alcoholic		1,003
Cable TV — 2.5%		
Comcast, Cl A*	28,465	725
Total Cable TV		725
Chemicals-Diversified — 2.7%		
E.I. du Pont de Nemours	16,090	795
Total Chemicals-Diversified		795
Computers — 2.9%		
Dell*	35,860	832
Total Computers		832
Computers-Memory Devices — 3.6%		
EMC*	74,380	1,030
Total Computers-Memory Devices		1,030
Data Processing/Management — 4.2%		
Automatic Data Processing	25,300	1,225
Total Data Processing/Management		1,225
Diversified Manufacturing Operations — 16.7%		
3M	16,670	1,274
Dover	18,210	889
General Electric	76,100	2,691
Total Diversified Manufacturing Operations		4,854
Finance-Investment Banker/Broker — 1.0%		
Morgan Stanley	3,720	293
Total Finance-Investment Banker/Broker		293
Food-Miscellaneous/Diversified — 1.9%		
Unilever	18,850	551
Total Food-Miscellaneous/Diversified		551
Food-Wholesale/Distribution — 3.5%		
Sysco	29,710	1,005
Total Food-Wholesale/Distribution		1,005
Insurance Brokers — 2.2%		
Marsh & McLennan	22,200	650
Total Insurance Brokers		650

Description	Shares	Value (000)
Internet Security — 3.8%		
Symantec*	64,501	$ 1,116
Total Internet Security		1,116
Medical Instruments — 2.0%		
Medtronic	11,820	580
Total Medical Instruments		580
Medical-Drugs — 5.3%		
Pfizer	31,100	786
Wyeth	15,100	755
Total Medical-Drugs		1,541
Metal-Aluminum — 2.3%		
Alcoa	19,850	673
Total Metal-Aluminum		673
Multi-Line Insurance — 4.0%		
XL Capital, Cl A	16,570	1,159
Total Multi-Line Insurance		1,159
Networking Products — 3.3%		
Cisco Systems*	37,770	964
Total Networking Products		964
Pipelines — 3.2%		
El Paso	64,040	927
Total Pipelines		927
Property/Casualty Insurance — 2.8%		
Travelers	15,580	807
Total Property/Casualty Insurance		807
Reinsurance — 3.8%		
Berkshire Hathaway, Cl A*	10	1,090
Total Reinsurance		1,090
Retail-Drug Store — 3.1%		
CVS	26,520	905
Total Retail-Drug Store		905
Semiconductor Components-Integrated Circuits — 6.0%		
Maxim Integrated Products	59,700	1,755
Total Semiconductor Components-Integrated Circuits		1,755
Super-Regional Banks-US — 3.9%		
Capital One Financial	15,100	1,140
Total Super-Regional Banks-US		1,140
Total Common Stock (Cost $26,149)		28,419

OLD MUTUAL FOCUSED FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2007

Description	Face Amount (000)	Value (000)
Repurchase Agreement — 2.8%		
Morgan Stanley		
5.05%, dated 03/30/07, to be repurchased on 04/02/07, repurchase price $808,163 (collateralized by a U.S. Government obligation, par value $756,212, 2.375%, 01/15/25, total market value $824,006)(D)	$808	$ 808
Total Repurchase Agreement (Cost $808)		808
Total Investments —100.6% (Cost $26,957)		29,227
Other Assets and Liabilities, Net — (0.6)%		(169)
Net Assets — 100.0%		$ 29,058

For descriptions of abbreviations and footnotes, please refer to page 114.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL GROWTH FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisors: Munder Capital Management and Turner Investment Partners, Inc.

Q. How did the Fund perform relative to its benchmarks?

A. The Old Mutual Growth Fund's (the "Fund") Class Z shares returned 2.97% for the one-year period ended March 31, 2007. The Fund trailed the return posted by its benchmarks, the Russell Midcap® Growth Index and the S&P MidCap 400 Index, which gained 6.90% and 8.44%, respectively. Performance for all share classes can be found on page 33.

Q. What investment environment did the Fund face during the past year?

A. Mid-cap stocks trailed large caps, but beat small caps during the 12-month period. The start of the period presented a challenging environment for all market capitalization ranges and styles of the U.S. and international stock markets. There was a broad-based stock market selloff that affected most economic sectors. The third quarter of 2006 saw the second consecutive quarter of outperformance by the larger capitalization S&P 500 Index, which gained 11.83% for the one-year period ended March 31, 2007, relative to the S&P MidCap 400 Index. In addition to the tilt toward larger capitalization stocks, there was a rotation from a defensive allocation, assumed in April, to a more aggressive stance during the latter part of August and into September. Companies with the highest volatility, lowest return on equity and lowest earnings stability led their counterparts. Toward the end of 2006, the market continued to rally, but favored small- and large-capitalization stocks. Thus far, 2007 has favored mid-cap stocks and the S&P MidCap 400 Index has outperformed large-cap stocks and small-cap stocks.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund's underperformance can be primarily attributed to a market bias that prevailed throughout the period: the stocks of companies with average earnings growth and relatively low price-to-earnings multiples generally performed best. Conversely, the stocks of companies with the strongest earnings and highest multiples — the kind of stocks that the Fund emphasizes — performed less favorably. Corporate earnings have generally been strong, so investors were disinclined to pay premium share prices as long as companies with lower price-to-earnings multiples showed signs of earnings power.

Q. How did portfolio composition affect Fund performance?

A. From a sector perspective, an overweight in utilities and stock selection in industrials contributed positively to the Fund's performance relative to the Russell Midcap® Growth Index during the period, while stock selection in telecommunications services, despite being one of the top performing sectors, detracted marginally. Other detractors, primarily due to stock selection, included information technology, consumer staples and health care.

On the stock selection front, Akamai Technologies, Precision Castparts and Cognizant Technology Solutions were positive contributors to absolute performance, while Florida Rock Industries (no longer a Fund holding), JDS Uniphase (no longer a Fund holding) and Helmerich & Payne (no longer a Fund holding) detracted from performance. Akamai Technologies and Cognizant Technology Solutions contributed positively to the Fund's performance despite the fact that the information technology sector as a whole was a detractor. Akamai Technologies provides services and solutions for digital media distribution and storage, content and application delivery, application performance services, on demand managed services and Web site intelligence. The company's stock was up sharply during the period benefiting from strong growth in streaming live

---

Performance Highlights

- *The Fund's Class Z shares returned 2.97% for the one-year period ended March 31, 2007. The Fund trailed the return posted by its benchmarks, the Russell Midcap® Growth Index and the S&P MidCap 400 Index, which gained 6.90% and 8.44%, respectively.*

- *From a sector perspective, an overweight in utilities and stock selection in industrials contributed positively to the Fund's performance relative to the Russell Midcap® Growth Index during the period, while stock selection in telecommunications services, despite being one of the top performing sectors, detracted marginally.*

- *Other detractors included information technology, consumer staples and health care sectors.*

- *On the stock selection front, Akamai Technologies, Precision Castparts and Cognizant Technology Solutions were positive contributors to absolute performance, while Florida Rock Industries (no longer a Fund holding), JDS Uniphase (no longer a Fund holding) and Helmerich & Payne (no longer a Fund holding) detracted from performance.*

Growth Fund

OLD MUTUAL GROWTH FUND — continued

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Munder Capital Management and Turner Investment Partners, Inc.

Top Ten Holdings as of March 31, 2007	
National Oilwell Varco	1.7%
NII Holdings	1.7%
GameStop, Cl A	1.6%
Affiliated Managers Group	1.5%
Akamai Technologies	1.3%
Northeast Utilities	1.3%
McDermott International	1.2%
General Cable	1.2%
L-3 Communications Holdings	1.1%
Hologic	1.1%
As a % of Total Fund Investments	13.7%

video. Precision Castparts engages in the manufacture of metal components and products and in the provision of investment castings, forgings, and fasteners/fastener systems for critical aerospace and industrial gas turbine applications. The company benefited from numerous acquisitions as well as from strong revenue and margin growth in its forged products business. Information technology consulting, technology and outsourcing services provider Cognizant Technology Solutions benefited in response to continued strong business momentum for outsourcing to India. On the other side of the equation, Florida Rock Industries, a construction materials company, underperformed as the stock slowed down in conjunction with the slowdown in the housing market in 2006. JDS Uniphase provides communications test and measurement solutions, and optical products. The stock underperformed as the company implemented a restructuring plan in hopes of improving operating margins. The stock of Helmerich & Payne, a company that engages in the contract drilling of oil and gas wells, was down due to pricing concerns for its drilling services and a drop in oil and gas prices over the course of the year. The contract drilling business accounts for almost all of the company's operating revenues.

Q. What is the investment outlook for the mid-cap growth market?

A. Turner Investment Partners, Inc. ("Turner") believes that 2007 may bring higher price-to-earnings ratios and stock prices. In Turner's estimation, this could bode well for high-quality stocks. Turner believes corporate earnings may slow initially, but pick up later in the period. Historically, Turner believes the economic cycle has been the prime driver of a multiple expansion, and it believes that the economy will keep growing and reaccelerate slightly later in the year to the benefit of the stock market. In managing its portion of the Fund, Turner's focus, as always, remains on owning stocks that it thinks have the strongest earnings prospects. The sub-advisor currently favors shares of companies in the high-end retailer, casino/gaming, medical supplies, hotel, investment-management, oil-well equipment, biotechnology, steel, semiconductor, telecommunications and wireless industries.

Munder Capital Management ("Munder") believes the market is fairly robust and equity valuations remain reasonable. In Munder's view, if the Federal Reserve were to lower rates later in 2007, the economy may be unaffected or perhaps improve. Munder also believes that the correction experienced late in the period increased some healthy skepticism and brought some fear back to the market. When investors look at individual stocks, they typically look for strong valuations and fundamentals. Munder sees both attributes in growth-style stocks, as it forecasts stronger earnings growth in growth style stocks than in value style stocks. The difference between the two styles has been fairly wide as of late and Munder believes this will continue. Therefore, Munder is of the mind that value stocks may feel the slowdown more so than growth.

Growth Fund

Performance and Portfolio Summary (Unaudited)

Average Annual Total Return as of March 31, 2007

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	12/19/85	2.97%	9.23%	4.76%	3.28%	11.13%
Advisor Class	08/16/96	2.70%	8.91%	4.48%	3.03%	1.03%
Class A with load	09/30/03	(3.19)%	6.83%	n/a	n/a	8.70%
Class A without load	09/30/03	2.73%	8.96%	n/a	n/a	10.56%
Class C with load	09/30/03	0.94%	8.14%	n/a	n/a	9.72%
Class C without load	09/30/03	1.94%	8.14%	n/a	n/a	9.72%
Class R	12/20/06 [1]	n/a	n/a	n/a	n/a	3.56%[†]
Institutional Class	12/20/06 [1]	n/a	n/a	n/a	n/a	3.73%[†]
Russell Midcap® Growth Index	12/19/85	6.90%	12.41%	9.45%	9.44%	11.95%
S&P MidCap 400 Index	12/19/85	8.44%	13.35%	10.70%	14.28%	15.11%

Past performance is not a guarantee of future results. Information about these performance results and the comparative indexes can be found on pages 1-2.

[†] Cumulative return since inception.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Prior to January 1, 2006, the Fund was managed by an investment manager different than the Fund's current sub-advisors and the Fund's performance prior to January 1, 2006 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Advisor Class, Class A, Class C, Class R and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.33% and 1.10%; 7.85% and 1.35%; 5.41% and 1.35%; 5.91% and 2.10%; 1.66% and 1.60%; and 0.90% and 0.90%, respectively. Expenses for Class R and Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



- Old Mutual Growth Fund – Class Z — $13,812
- Russell Midcap® Growth Index — $24,652
- S&P MidCap 400 Index — $38,004

Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1997 to an investment made in unmanaged securities indexes on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2007 — % of Total Fund Investments



- Telecommunications Services (4%)
- Repurchase Agreement (1%)
- Materials (5%)
- Information Technology (20%)
- Industrials (14%)
- Health Care (13%)
- Financials (13%)
- Energy (8%)
- Consumer Staples (3%)
- Consumer Discretionary (16%)
- Utilities (3%)

OLD MUTUAL GROWTH FUND — continued

SCHEDULE OF INVESTMENTS

As of March 31, 2007

Description	Shares	Value (000)
Common Stock — 99.5%		
Advanced Materials/Products — 0.0%		
Ceradyne*	700	$ 38
Total Advanced Materials/Products		38
Advertising Sales — 1.0%		
Focus Media Holding ADR*	32,470	2,548
Lamar Advertising, Cl A	41,550	2,616
Total Advertising Sales		5,164
Agricultural Chemicals — 0.9%		
Agrium	70,480	2,702
Syngenta ADR	53,775	2,046
Total Agricultural Chemicals		4,748
Agricultural Operations — 0.4%		
Bunge	23,340	1,919
Total Agricultural Operations		1,919
Airlines — 0.3%		
US Airways Group*	34,870	1,586
Total Airlines		1,586
Apparel Manufacturers — 2.2%		
Coach*	100,683	5,039
Guess?	76,270	3,088
Polo Ralph Lauren	42,290	3,728
Total Apparel Manufacturers		11,855
Applications Software — 0.6%		
Salesforce.com*	68,130	2,917
Total Applications Software		2,917
Auction House/Art Dealer — 0.8%		
Ritchie Bros. Auctioneers	23,525	1,377
Sotheby's	67,950	3,022
Total Auction House/Art Dealer		4,399
Audio/Video Products — 0.5%		
Harman International	26,690	2,564
Total Audio/Video Products		2,564
Auto-Medium & Heavy Duty Trucks — 1.0%		
Oshkosh Truck	98,725	5,232
Total Auto-Medium & Heavy Duty Trucks		5,232
Beverages-Non-Alcoholic — 0.3%		
Hansen Natural*	36,720	1,391
Total Beverages-Non-Alcoholic		1,391

Description	Shares	Value (000)
Building-Residential/Commercial — 0.4%		
Pulte Homes	89,950	$ 2,380
Total Building-Residential/Commercial		2,380
Casino Hotels — 1.3%		
MGM Mirage*	30,680	2,133
Wynn Resorts	51,360	4,872
Total Casino Hotels		7,005
Casino Services — 1.1%		
International Game Technology	146,140	5,901
Total Casino Services		5,901
Cellular Telecommunications — 1.9%		
Leap Wireless International*	23,717	1,565
NII Holdings*	118,395	8,782
Total Cellular Telecommunications		10,347
Chemicals-Diversified — 0.8%		
Celanese, Ser A	33,740	1,040
FMC	45,800	3,455
Total Chemicals-Diversified		4,495
Commercial Banks Non-US — 0.6%		
HDFC Bank ADR	46,075	2,970
Total Commercial Banks Non-US		2,970
Commercial Banks-Southern US — 1.0%		
Compass Bancshares	53,600	3,688
Synovus Financial	56,770	1,836
Total Commercial Banks-Southern US		5,524
Commercial Banks-Western US — 0.5%		
Zions Bancorporation	31,500	2,662
Total Commercial Banks-Western US		2,662
Commercial Services-Finance — 0.7%		
Wright Express*	129,475	3,927
Total Commercial Services-Finance		3,927
Computer Services — 0.9%		
Cognizant Technology Solutions, Cl A*	52,151	4,603
Total Computer Services		4,603
Computer Software — 0.7%		
Blackbaud	156,150	3,813
Total Computer Software		3,813

Description	Shares	Value (000)
Computers-Memory Devices — 0.2%		
Isilon Systems*	64,504	$ 1,043
Total Computers-Memory Devices		1,043
Computers-Peripheral Equipment — 0.6%		
Logitech International*	119,325	3,321
Total Computers-Peripheral Equipment		3,321
Consumer Products-Miscellaneous — 0.6%		
Jarden*	80,400	3,079
Total Consumer Products-Miscellaneous		3,079
Containers-Metal/Glass — 0.6%		
Owens-Illinois*	123,850	3,192
Total Containers-Metal/Glass		3,192
Cosmetics & Toiletries — 0.6%		
Avon Products	85,670	3,192
Total Cosmetics & Toiletries		3,192
Data Processing/Management — 1.9%		
Fidelity National Information Services	51,725	2,352
Fiserv*	66,130	3,509
NAVTEQ*	41,925	1,446
Paychex	75,290	2,851
Total Data Processing/Management		10,158
Diagnostic Equipment — 0.5%		
Cytyc*	83,375	2,852
Total Diagnostic Equipment		2,852
Dialysis Centers — 0.4%		
DaVita*	42,825	2,283
Total Dialysis Centers		2,283
Disposable Medical Products — 0.3%		
C.R. Bard	17,700	1,407
Total Disposable Medical Products		1,407
Diversified Manufacturing Operations — 1.2%		
Harsco	62,220	2,791
Roper Industries	64,320	3,530
Total Diversified Manufacturing Operations		6,321
E-Marketing/Information — 1.1%		
aQuantive*	210,885	5,886
Total E-Marketing/Information		5,886
Electric Products-Miscellaneous — 0.4%		
Ametek	68,220	2,356
Total Electric Products-Miscellaneous		2,356

Description	Shares	Value (000)
Electric-Integrated — 1.8%		
Entergy	25,475	$ 2,673
Northeast Utilities	203,850	6,680
Total Electric-Integrated		9,353
Electric-Transmission — 0.7%		
ITC Holdings	91,675	3,969
Total Electric-Transmission		3,969
Electronic Components-Semiconductors — 1.7%		
Altera	153,350	3,065
Intersil, Cl A	131,890	3,494
Microchip Technology	74,025	2,630
Total Electronic Components-Semiconductors		9,189
Electronic Measuring Instruments — 0.8%		
Itron*	63,650	4,140
Total Electronic Measuring Instruments		4,140
Electronics-Military — 1.1%		
L-3 Communications Holdings	69,400	6,070
Total Electronics-Military		6,070
Engineering/R&D Services — 2.2%		
EMCOR Group*	94,675	5,584
McDermott International*	129,772	6,356
Total Engineering/R&D Services		11,940
Entertainment Software — 1.1%		
Activision*	111,310	2,108
Electronic Arts*	78,730	3,965
Total Entertainment Software		6,073
Fiduciary Banks — 0.6%		
Northern Trust	51,930	3,123
Total Fiduciary Banks		3,123
Finance-Investment Banker/Broker — 0.8%		
Greenhill	27,370	1,680
TD Ameritrade Holding*	163,915	2,439
Total Finance-Investment Banker/Broker		4,119
Finance-Other Services — 1.6%		
Cbot Holdings, Cl A*	4,720	857
Chicago Mercantile Exchange Holdings, Cl A	7,550	4,020
IntercontinentalExchange*	28,920	3,534
Total Finance-Other Services		8,411

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2007

Description	Shares	Value (000)
Financial Guarantee Insurance — 0.7%		
PMI Group	84,750	$ 3,832
Total Financial Guarantee Insurance		3,832
Food-Baking — 0.7%		
Flowers Foods	127,300	3,841
Total Food-Baking		3,841
Food-Confectionery — 0.5%		
WM Wrigley Jr.	52,280	2,663
Total Food-Confectionery		2,663
Food-Wholesale/Distribution — 0.5%		
United Natural Foods*	93,975	2,879
Total Food-Wholesale/Distribution		2,879
Funeral Services & Related Items — 0.6%		
Service Corp International	267,825	3,176
Total Funeral Services & Related Items		3,176
Hazardous Waste Disposal — 1.1%		
Stericycle*	72,225	5,886
Total Hazardous Waste Disposal		5,886
Hotels & Motels — 0.8%		
Hilton Hotels	113,240	4,072
Total Hotels & Motels		4,072
Human Resources — 1.0%		
Monster Worldwide*	66,570	3,154
Robert Half International	63,420	2,347
Total Human Resources		5,501
Industrial Gases — 1.2%		
Airgas	84,975	3,582
Praxair	48,250	3,038
Total Industrial Gases		6,620
Instruments-Scientific — 0.9%		
Thermo Fisher Scientific*	98,330	4,597
Total Instruments-Scientific		4,597
Internet Connective Services — 0.2%		
Cogent Communications Group*	43,360	1,025
Total Internet Connective Services		1,025
Internet Infrastructure Software — 2.2%		
Akamai Technologies*	133,940	6,686
F5 Networks*	73,090	4,874
Total Internet Infrastructure Software		11,560

Description	Shares	Value (000)
Internet Security — 0.6%		
VeriSign*	127,650	$ 3,207
Total Internet Security		3,207
Internet Telephony — 0.8%		
j2 Global Communications*	148,550	4,118
Total Internet Telephony		4,118
Investment Management/Advisory Services — 3.1%		
Affiliated Managers Group*	75,700	8,202
Blackrock	23,225	3,630
T Rowe Price Group	94,950	4,481
Total Investment Management/ Advisory Services		16,313
Leisure & Recreational Products — 0.6%		
WMS Industries*	75,660	2,969
Total Leisure & Recreational Products		2,969
Medical Instruments — 1.3%		
Intuitive Surgical*	11,700	1,422
Kyphon*	29,230	1,320
St. Jude Medical*	90,650	3,409
Techne*	10,225	584
Total Medical Instruments		6,735
Medical Labs & Testing Services — 0.6%		
Laboratory Corp of America Holdings*	44,800	3,254
Total Medical Labs & Testing Services		3,254
Medical Products — 0.4%		
Henry Schein*	38,890	2,146
Total Medical Products		2,146
Medical-Biomedical/Genetic — 1.7%		
Alexion Pharmaceuticals*	42,780	1,850
Celgene*	109,780	5,759
Nektar Therapeutics*	36,450	476
Vertex Pharmaceuticals*	31,750	890
Total Medical-Biomedical/Genetic		8,975
Medical-Drugs — 1.6%		
Allergan	22,830	2,530
Cephalon*	22,400	1,595
Medicis Pharmaceutical, Cl A	49,660	1,531
Shire ADR	50,030	3,097
Total Medical-Drugs		8,753
Medical-HMO — 0.2%		
Health Net*	23,960	1,289
Total Medical-HMO		1,289

Description	Shares	Value (000)
Medical-Hospitals — 0.2%		
Universal Health Services, Cl B	22,020	$ 1,261
Total Medical-Hospitals		1,261
Metal Processors & Fabricators — 0.9%		
Precision Castparts	44,300	4,609
Total Metal Processors & Fabricators		4,609
Networking Products — 1.2%		
Atheros Communications*	99,620	2,384
BigBand Networks*	60,400	1,088
Polycom*	84,790	2,826
Total Networking Products		6,298
Oil Companies-Exploration & Production — 2.6%		
Chesapeake Energy	101,975	3,149
Quicksilver Resources*	50,880	2,023
Range Resources	113,430	3,789
XTO Energy	89,425	4,901
Total Oil Companies-Exploration & Production		13,862
Oil Field Machinery & Equipment — 2.4%		
Cameron International*	52,190	3,277
National Oilwell Varco*	118,510	9,219
Total Oil Field Machinery & Equipment		12,496
Oil Refining & Marketing — 0.2%		
Frontier Oil	24,400	796
Total Oil Refining & Marketing		796
Oil-Field Services — 1.9%		
Core Laboratories*	25,350	2,125
Oil States International*	52,475	1,684
Superior Energy Services*	90,775	3,129
Tetra Technologies*	71,700	1,772
Weatherford International*	29,825	1,345
Total Oil-Field Services		10,055
Pharmacy Services — 0.3%		
Express Scripts*	22,010	1,777
Total Pharmacy Services		1,777
Physical Therapy/Rehabilitation Centers — 1.0%		
Psychiatric Solutions*	128,815	5,193
Total Physical Therapy/Rehabilitation Centers		5,193
Pipelines — 1.8%		
Equitable Resources	121,800	5,885
Williams	125,350	3,568
Total Pipelines		9,453

Description	Shares	Value (000)
Printing-Commercial — 0.5%		
VistaPrint*	63,510	$ 2,432
Total Printing-Commercial		2,432
Private Corrections — 0.2%		
Corrections Corp. of America*	23,840	1,259
Total Private Corrections		1,259
Property/Casualty Insurance — 0.6%		
ProAssurance*	65,050	3,327
Total Property/Casualty Insurance		3,327
Racetracks — 1.0%		
Penn National Gaming*	131,325	5,571
Total Racetracks		5,571
Real Estate Management/Services — 1.2%		
CB Richard Ellis Group, Cl A*	76,700	2,622
Jones Lang LaSalle	36,575	3,814
Total Real Estate Management/Services		6,436
Reinsurance — 0.8%		
Axis Capital Holdings	122,400	4,145
Total Reinsurance		4,145
REITs-Diversified — 0.5%		
iStar Financial	50,900	2,384
Total REITs-Diversified		2,384
REITs-Mortgage — 0.5%		
American Home Mortgage Investment	89,825	2,424
RAIT Financial Trust	14,475	405
Total REITs-Mortgage		2,829
REITs-Regional Malls — 0.3%		
Macerich	16,170	1,494
Total REITs-Regional Malls		1,494
Research & Development — 0.3%		
Pharmaceutical Product Development	39,980	1,347
Total Research & Development		1,347
Respiratory Products — 1.0%		
Resmed*	106,050	5,342
Total Respiratory Products		5,342
Retail-Apparel/Shoe — 1.3%		
Childrens Place Retail Stores*	70	4
JOS A Bank Clothiers*	85,725	3,031
Under Armour, Cl A*	71,040	3,644
Total Retail-Apparel/Shoe		6,679

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2007

Description	Shares	Value (000)
Retail-Automobile — 0.3%		
United Auto Group	85,250	$ 1,731
Total Retail-Automobile		1,731
Retail-Computer Equipment — 1.6%		
GameStop, Cl A*	253,275	8,249
Total Retail-Computer Equipment		8,249
Retail-Jewelry — 0.6%		
Tiffany	70,625	3,212
Total Retail-Jewelry		3,212
Retail-Sporting Goods — 0.9%		
Dick's Sporting Goods*	85,250	4,967
Total Retail-Sporting Goods		4,967
Rubber-Tires — 0.7%		
Goodyear Tire & Rubber*	111,740	3,485
Total Rubber-Tires		3,485
Semiconductor Components-Integrated Circuits — 0.9%		
Integrated Device Technology*	173,740	2,679
Maxim Integrated Products	65,570	1,928
Total Semiconductor Components-Integrated Circuits		4,607
Semiconductor Equipment — 2.7%		
Formfactor*	60,150	2,692
Kla-Tencor	92,140	4,913
Varian Semiconductor Equipment Associates*	80,320	4,288
Veeco Instruments*	135,050	2,633
Total Semiconductor Equipment		14,526
Steel-Producers — 0.6%		
Carpenter Technology	28,525	3,445
Total Steel-Producers		3,445
Steel-Specialty — 0.5%		
Allegheny Technologies	25,460	2,716
Total Steel-Specialty		2,716
Storage/Warehousing — 0.7%		
Mobile Mini*	133,100	3,564
Total Storage/Warehousing		3,564
Telecommunications Equipment — 1.1%		
CommScope*	110,975	4,761
Sonus Networks*	130,800	1,055
Total Telecommunications Equipment		5,816

Description	Shares	Value (000)
Telecommunications Services — 0.3%		
SAVVIS*	36,350	$ 1,740
Total Telecommunications Services		1,740
Telephone-Integrated — 0.4%		
Level 3 Communications*	371,190	2,264
Total Telephone-Integrated		2,264
Transport-Marine — 0.8%		
American Commercial Lines*	131,400	4,133
Total Transport-Marine		4,133
Transport-Rail — 0.5%		
CSX	72,310	2,896
Total Transport-Rail		2,896
Transport-Services — 0.7%		
CH Robinson Worldwide	72,600	3,466
Total Transport-Services		3,466
Transport-Truck — 0.5%		
Old Dominion Freight Line*	98,050	2,825
Total Transport-Truck		2,825
Veterinary Diagnostics — 0.9%		
VCA Antech*	136,825	4,968
Total Veterinary Diagnostics		4,968
Wire & Cable Products — 1.2%		
General Cable*	114,270	6,106
Total Wire & Cable Products		6,106
Wireless Equipment — 1.8%		
American Tower, Cl A*	102,010	3,973
Crown Castle International*	170,953	5,493
Total Wireless Equipment		9,466
X-Ray Equipment — 1.1%		
Hologic*	102,495	5,908
Total X-Ray Equipment		5,908
Total Common Stock (Cost $436,275)		529,463
Investment Company — 0.1%		
Index Fund-Midcap — 0.1%		
Midcap SPDR Trust Series 1	2,250	348
Total Investment Company (Cost $329)		348

Description	Face Amount (000)	Value (000)
Repurchase Agreement — 0.8%		
Morgan Stanley		
5.14%, dated 03/30/07, to be repurchased on 04/02/07, repurchase price $4,320,273 (collateralized by a U.S. Government obligation, par value $4,630,000, 0.00%, 03/20/08, total market value $4,409,149)(D)	$4,318	$ 4,318
Total Repurchase Agreement (Cost $4,318)		4,318
Total Investments — 100.4% (Cost $440,922)		534,129
Other Assets and Liabilities, Net — (0.4)%		(2,025)
Net Assets — 100.0%		$ 532,104

For descriptions of abbreviations and footnotes, please refer to page 114.

The accompanying notes are an integral part of the financial statements.

Old Mutual Heitman REIT Fund

Management Overview (Unaudited)

Sub-Advisor: Heitman Real Estate Securities, LLC

Performance Highlights

- *For the fiscal year ended March 31, 2007, the Fund's Class Z shares posted a 19.20% gain. Despite producing strong absolute performance, the Fund fell short of its benchmark, the Dow Jones Wilshire Real Estate Securities Index, which gained 21.96%, but outperformed the 11.83% return of the S&P 500 Index, for the same time period.*
- *During the fiscal year, the diversified, local retail and regional retail sectors contributed to the Fund's performance. However, office property, apartments and storage were sectors that weighed on performance during the period.*
- *Simon Property Group, Boston Properties and Vornado Realty Trust aided Fund performance.*
- *Detracting from performance during the period were Liberty Property Trust (no longer a Fund holding), Brookfield Properties and American Financial Realty Trust (no longer a Fund holding).*

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended March 31, 2007, the Old Mutual Heitman REIT Fund's (the "Fund") Class Z shares posted a 19.20% gain. Despite producing strong absolute performance, the Fund fell short of its benchmark, the Dow Jones Wilshire Real Estate Securities Index, which gained 21.96%, but outperformed the 11.83% return of the S&P 500 Index, for the same time period. Performance for all share classes can be found on page 42.

Q. What investment environment did the Fund face during the past year?

A. The real estate investment trust ("REIT") market generated strong returns during the fiscal year ended March 31, 2007. Many sectors of the REIT market were driven by merger and acquisition ("M&A") activity during 2006. Heitman Real Estate Securities, LLC ("Heitman") notes that the financial characteristics of many outperforming companies during this period were not those of growth-at-a-reasonable-price ("GARP") companies in which the sub-adviser invests. The sub-advisor notes that many of the outperformers possessed poor financial attributes including high leverage ratios, low growth rates and high price multiples. In addition to strong M&A activity the REIT market continued to raise capital for global REIT investment strategies. Significant capital flows pushed certain large-capitalization REIT prices and valuations higher.

Q. Which market factors influenced the Fund's relative performance?

A. Heitman, as a manager employing a GARP philosophy, was challenged to outperform its benchmark during the period. The market seemed to favor growth at any price at times and any stock with a possibility of being involved in an M&A transaction saw strong performance irrespective of the firm's management strategy.

Q. How did portfolio composition affect Fund performance?

A. During the fiscal year, the diversified (investments in a variety of property types), local retail and regional retail sectors contributed to the Fund's performance. On the other side of the coin, office property, apartments and storage were sectors that detracted from performance during the period. These sector contributors and detractors were primarily due to stock selection within the sectors.

On the individual security front, Simon Property Group, Boston Properties and Vornado Realty Trust aided Fund performance. Simon Property Group, REIT engaged in the ownership, development and management of retail real estate, experienced strong performance and attractive valuations as its large, geographically diverse portfolio dominated by class-A malls and conservative capital structure relative to its peers benefited performance. Boston Properties, which focuses on class-A office space primarily located in the Boston, Washington D.C., New York, San Francisco and Princeton markets, benefited the Fund's performance during the period. The company's continued implementation of its strategy to increase its development program and concurrently sell large non-core assets resulted in accelerated net asset value ("NAV") growth. Vornado Realty Trust, one of the largest owners and managers of real estate in the United States, benefited from its exposure to New York City's strong market and positive net operating income growth.

Detracting from performance during the period were Liberty Property Trust (no longer a Fund holding), Brookfield Properties and American Financial Realty Trust (no longer a Fund holding). Liberty Property Trust, a REIT that focuses on office and industrial buildings underperformed due to two primary factors. First, during the second quarter

of 2006, the firm announced that it would sell far more assets than it had previously communicated in its 2006 guidance and, as a result, the company's estimates for earnings from operations dropped. At the same time, the sale of the Comcast Center was accomplished at a much lower yield than the firm had previously projected. Heitman's outlook for Brookfield Properties, a company that owns, manages and develops premier office properties in select North American markets, remains strong despite its underperformance. The sub-advisor does not believe that its under-performance was related to any company-specific issues and points out that the company maintains a high-quality asset composition, is concentrated in high-barrier-to-entry markets and possesses a talented management team. American Financial Realty Trust, a REIT that acquires properties from and leases properties to regulated financial institutions, underperformed as a turnaround opportunity for the company ultimately did not materialize.

Q. What is the investment outlook for the REIT market?

A. Heitman is cautiously optimistic about the outlook for the REIT market. The firm notes that it has believed for some time that, as real estate fundamentals improved, it would be most important to those property sectors that were seeing positive fundamental changes. Today, in the midst of the recovery in fundamentals, the sub-advisor notes that it is difficult to make sector predictions since all property sectors are improving. Heitman will instead focus on sectors' change in growth rates from one year to the next and on valuations.

Top Ten Holdings as of March 31, 2007

Simon Property Group	10.0%
Prologis	6.3%
Vornado Realty Trust	6.3%
Host Hotels & Resorts	4.9%
Boston Properties	4.8%
Archstone-Smith Trust	4.8%
AvalonBay Communities	4.6%
Equity Residential	4.4%
Public Storage	4.0%
General Growth Properties	4.0%
As a % of Total Fund Investments	54.1%

Heitman REIT Fund

OLD MUTUAL HEITMAN REIT FUND — concluded

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Return as of March 31, 2007

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z*	03/13/89	19.20%	22.05%	21.12%	14.65%	12.65%
Advisor Class**	05/15/95	18.95%	21.78%	20.83%	14.24%	16.32%
Class A with load	09/30/03	12.07%	19.38%	n/a	n/a	23.30%
Class A without load	09/30/03	18.89%	21.76%	n/a	n/a	25.41%
Class C with load	09/30/03	17.07%	20.88%	n/a	n/a	24.50%
Class C without load	09/30/03	18.07%	20.88%	n/a	n/a	24.50%
Class R	12/20/06 [1]	n/a	n/a	n/a	n/a	3.15%[†]
Institutional Class	12/20/06 [1]	n/a	n/a	n/a	n/a	3.37%[†]
Dow Jones Wilshire Real Estate Securities Index	03/13/89	21.96%	24.51%	22.80%	15.25%	11.01%
S&P 500 Index	03/13/89	11.83%	10.06%	6.27%	8.20%	11.48%

Past performance is not a guarantee of future results. Information about these performance results and the comparative indexes can be found on pages 1-2.

  * Data includes performance of a predecessor fund class whose inception date was March 13, 1989.

** Data includes performance of a predecessor fund class whose inception date was May 15, 1995.

  [†] Cumulative return since inception.

  [1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Advisor Class, Class A, Class C, Class R and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.30% and 1.25%; 1.54% and 1.50%; 2.71% and 1.50%; 3.35% and 2.25%; 1.69% and 1.67%; and 0.98% and 0.95%, respectively. Expenses for Class R and Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1997 to an investment made in unmanaged securities indexes on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2007 — % of Total Fund Investments



Schedule of Investments

As of March 31, 2007

Description	Shares	Value (000)
Common Stock — 99.6%		
Hotels & Motels — 2.1%		
Starwood Hotels & Resorts Worldwide	63,000	$ 4,085
Total Hotels & Motels		4,085
Real Estate Operation/Development — 2.9%		
Brookfield Properties	143,100	5,767
Total Real Estate Operation/Development		5,767
REITs-Apartments — 18.4%		
Archstone-Smith Trust	176,700	9,591
AvalonBay Communities	69,500	9,035
BRE Properties	50,400	3,183
Equity Residential	182,600	8,807
GMH Communities Trust	153,100	1,529
UDR	148,600	4,550
Total REITs-Apartments		36,695
REITs-Diversified — 9.7%		
Digital Realty Trust	108,200	4,317
PS Business Parks	35,200	2,483
Vornado Realty Trust	104,100	12,423
Total REITs-Diversified		19,223
REITs-Hotels — 7.1%		
DiamondRock Hospitality	228,400	4,339
Host Hotels & Resorts	368,830	9,704
Total REITs-Hotels		14,043
REITs-Manufactured Homes — 1.0%		
Equity Lifestyle Properties	38,400	2,075
Total REITs-Manufactured Homes		2,075
REITs-Office Property — 14.6%		
Alexandria Real Estate Equities	45,300	4,547
BioMed Realty Trust	73,700	1,938
Boston Properties	81,700	9,592
Corporate Office Properties Trust	90,800	4,148
Kilroy Realty	27,300	2,013
SL Green Realty	49,900	6,845
Total REITs-Office Property		29,083

Description	Shares	Value (000)
REITs-Regional Malls — 18.5%		
General Growth Properties	122,400	$ 7,903
Macerich	43,800	4,045
Simon Property Group	177,500	19,747
Taubman Centers	87,200	5,057
Total REITs-Regional Malls		36,752
REITs-Shopping Centers — 12.7%		
Developers Diversified Realty	95,200	5,988
Federal Realty Investment Trust	55,300	5,011
Kimco Realty	148,700	7,248
Regency Centers	84,400	7,052
Total REITs-Shopping Centers		25,299
REITs-Storage — 5.0%		
Public Storage	84,300	7,981
U-Store-It Trust	100,600	2,024
Total REITs-Storage		10,005
REITs-Warehouse/Industrial — 7.6%		
EastGroup Properties	50,300	2,567
Prologis	191,880	12,459
Total REITs-Warehouse/Industrial		15,026
Total Common Stock (Cost $133,571)		198,053
Total Investments — 99.6% (Cost $133,571)		198,053
Other Assets and Liabilities, Net — 0.4%		833
Net Assets — 100.0%		$ 198,886

For descriptions of abbreviations and footnotes, please refer to page 114.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL LARGE CAP FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Liberty Ridge Capital, Inc.

Performance Highlights

- *For the fiscal year ended March 31, 2007, the Fund's Class Z shares returned 17.32%, outperforming the 11.83% return posted by its benchmark, the S&P 500 Index.*

- *Financials, information technology and consumer discretionary were sectors that contributed positively to performance.*

- *Positive relative results came from MasterCard (no longer a Fund holding), Comcast, and EMC.*

- *Relatively low levels of exposure to the utilities and telecommunications services sectors and stock selection in the health care sector negatively impacted the Fund.*

- *Exposure to such companies as Amgen, United Parcel Service (no longer a Fund holding), and Maxim Integrated Products detracted from the Fund's relative results.*

Top Ten Holdings as of March 31, 2007

Microsoft	5.4%
Automatic Data Processing	4.1%
3M	4.0%
General Electric	3.9%
Symantec	3.8%
Maxim Integrated Products	3.7%
American International Group	3.7%
Sysco	3.5%
Wyeth	3.4%
Dell	3.4%
As a % of Total Fund Investments	38.9%

Large Cap Fund

Q. How did the Fund perform relative to its benchmarks?

A. For the fiscal year ended March 31, 2007, the Old Mutual Large Cap Fund's (the "Fund") Class Z shares returned 17.32%, outperforming the 11.83% return posted by its benchmark, the S&P 500 Index. Performance for all share classes can be found on page 45.

Q. What investment environment did the Fund face during the past year?

A. Historically high corporate profit margins, continued share buybacks, and high levels of private equity activity seemed to offset potentially troublesome signs coming from an inverted yield curve (a situation that arises when long-term bonds yield the same or less than their short-term counterparts), overseas market declines, and a declining housing environment. Furthermore, the sharp stock selloff in late February and early March did not translate to the end of the market's seven-month rally. As the period closed, overall equity markets recovered from prior months' declines.

Q. Which market factors influenced the Fund's relative performance?

A. Stock-specific factors, rather than macroeconomic themes, generally accounted for the Fund's relative results during the period.

Q. How did portfolio composition affect Fund performance?

A. Financials, information technology and consumer discretionary were sectors that contributed positively to performance. Positive relative results came from MasterCard (no longer a Fund holding), Comcast, and EMC. Credit card processor MasterCard aided Fund performance as the company's stock price rose despite discounts placed on its stock price following its Initial Public Offering as solid near-term earnings results and continued progress in operational efficiency and volume gains led to market revaluation. The stock was sold as it appreciated toward the sub-advisor's forecasted valuation level. Similarly, cable operator Comcast helped advance Fund returns. Comcast has been rolling out digital cable, voice, and Internet services in their 'triple play' package, and more rapid customer acceptance, coupled with a perceived reduction in the competitive threats from traditional phone and satellite operators, helped to boost their investor confidence. Enterprise software provider EMC also weighed in positively. EMC company management purchased almost $3 billion worth of the company's stock in 2006 with another $2 billion possible repurchase in 2007. Investors also recognized the potential for continued integration and cross-selling of its suite of storage and security products and services.

Relatively low levels of exposure to the utilities and telecommunications services sectors and stock selection in the health care sector negatively impacted Fund results for the 12 months ended March 31, 2007. Exposure to such companies as Amgen, United Parcel Service (no longer a Fund holding), and Maxim Integrated Products detracted from the Fund's relative results. Amgen, a biotechnology firm, had a series of negative announcements concerning current sales and future opportunities. Package delivery firm United Parcel Service also negatively impacted Fund performance as the company missed earnings expectations and did not produce anticipated operating leverage from increased volumes. Finally, semiconductor manufacturer Maxim Integrated Products was held for a short period by the Fund and was another Fund performance detractor.

Q. What is the investment outlook for the large-cap stock market?

A. The sub-advisor endeavors to look beyond short-term investor sentiment. It believes fluctuations in topical macroeconomic themes like inflation and interest rate policy should not divert attention from finding companies that may be positioned to perform well over the long term.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Return as of March 31, 2007

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	12/31/96	17.32%	9.48%	3.82%	10.35%	10.20%
Advisor Class	12/29/00	17.04%	9.20%	3.56%	n/a	2.14%
Class A with load	09/30/03	10.27%	7.06%	n/a	n/a	8.64%
Class A without load	09/30/03	16.99%	9.20%	n/a	n/a	10.50%
Class C with load	09/30/03	15.21%	8.41%	n/a	n/a	9.69%
Class C without load	09/30/03	16.21%	8.41%	n/a	n/a	9.69%
Class R	12/20/06 [1]	n/a	n/a	n/a	n/a	(2.17)%[†]
Institutional Class	12/20/06 [1]	n/a	n/a	n/a	n/a	(1.91)%[†]
S&P 500 Index	12/31/96	11.83%	10.06%	6.27%	8.20%	8.27%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-2.

[†] Cumulative return since inception.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Advisor Class, Class A, Class C, Class R and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.22% and 1.15%; 2.34% and 1.40%; 4.48% and 1.40%; 7.38% and 2.15%; 1.62% and 1.62%; and 0.83% and 0.83%, respectively. Expenses for Class R and Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Old Mutual Large Cap Fund – Class Z
S&P 500 Index
$26,764
$22,000

Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1997 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2007 — % of Total Fund Investments



Utilities (2%)
Consumer Discretionary (4%)
Materials (5%)
Consumer Staples (12%)
Energy (5%)
Information Technology (29%)
Financials (19%)
Industrials (12%)
Health Care (12%)

OLD MUTUAL LARGE CAP FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2007

Description	Shares	Value (000)
Common Stock — 99.1%		
Applications Software — 5.3%		
Microsoft	195,250	$ 5,442
Total Applications Software		5,442
Beverages-Non-Alcoholic — 2.0%		
Coca-Cola	42,800	2,054
Total Beverages-Non-Alcoholic		2,054
Cable TV — 2.0%		
Comcast, Cl A*	80,620	2,053
Total Cable TV		2,053
Chemicals-Diversified — 2.5%		
E.I. du Pont de Nemours	52,910	2,615
Total Chemicals-Diversified		2,615
Computers — 3.3%		
Dell*	147,250	3,418
Total Computers		3,418
Computers-Memory Devices — 2.6%		
EMC*	196,150	2,717
Total Computers-Memory Devices		2,717
Data Processing/Management — 4.1%		
Automatic Data Processing	86,020	4,163
Total Data Processing/Management		4,163
Diversified Manufacturing Operations — 10.6%		
3M	53,600	4,097
General Electric	113,200	4,003
Tyco International	89,400	2,820
Total Diversified Manufacturing Operations		10,920
Electric-Integrated — 1.8%		
Dominion Resources	20,400	1,811
Total Electric-Integrated		1,811
Finance-Investment Banker/Broker — 1.0%		
Morgan Stanley	13,170	1,037
Total Finance-Investment Banker/Broker		1,037
Food-Miscellaneous/Diversified — 1.5%		
Unilever	52,980	1,548
Total Food-Miscellaneous/Diversified		1,548
Food-Wholesale/Distribution — 3.5%		
Sysco	105,451	3,567
Total Food-Wholesale/Distribution		3,567

Description	Shares	Value (000)
Insurance Brokers — 2.5%		
Marsh & McLennan	87,550	$ 2,564
Total Insurance Brokers		2,564
Internet Security — 3.8%		
Symantec*	223,067	3,859
Total Internet Security		3,859
Life/Health Insurance — 1.4%		
Aflac	30,700	1,445
Total Life/Health Insurance		1,445
Medical Instruments — 2.0%		
Medtronic	41,920	2,057
Total Medical Instruments		2,057
Medical-Biomedical/Genetic — 2.0%		
Amgen*	36,000	2,012
Total Medical-Biomedical/Genetic		2,012
Medical-Drugs — 6.4%		
Pfizer	126,190	3,188
Wyeth	68,450	3,424
Total Medical-Drugs		6,612
Medical-Generic Drugs — 1.3%		
Teva Pharmaceutical Industries ADR	36,200	1,355
Total Medical-Generic Drugs		1,355
Metal-Aluminum — 2.3%		
Alcoa	70,260	2,382
Total Metal-Aluminum		2,382
Multi-Line Insurance — 6.9%		
American International Group	56,200	3,778
XL Capital, Cl A	46,550	3,256
Total Multi-Line Insurance		7,034
Networking Products — 3.3%		
Cisco Systems*	131,280	3,352
Total Networking Products		3,352
Non-Hazardous Waste Disposal — 1.5%		
Waste Management	43,800	1,507
Total Non-Hazardous Waste Disposal		1,507
Oil Companies-Integrated — 1.9%		
ConocoPhillips	27,800	1,900
Total Oil Companies-Integrated		1,900

Description	Shares	Value (000)
Pipelines — 3.2%		
El Paso	227,110	$ 3,286
Total Pipelines		3,286
Property/Casualty Insurance — 2.4%		
Travelers	47,550	2,462
Total Property/Casualty Insurance		2,462
Reinsurance — 3.1%		
Berkshire Hathaway, Cl A*	29	3,161
Total Reinsurance		3,161
Retail-Building Products — 1.8%		
Lowe's	57,850	1,822
Total Retail-Building Products		1,822
Retail-Discount — 1.9%		
Wal-Mart Stores	41,950	1,969
Total Retail-Discount		1,969
Retail-Drug Store — 3.0%		
CVS	90,850	3,102
Total Retail-Drug Store		3,102
Semiconductor Components-Integrated Circuits — 3.7%		
Maxim Integrated Products	128,500	3,778
Total Semiconductor Components-Integrated Circuits		3,778
Super-Regional Banks-US — 2.0%		
Capital One Financial	27,210	2,053
Total Super-Regional Banks-US		2,053
Wireless Equipment — 2.5%		
Qualcomm	60,050	2,562
Total Wireless Equipment		2,562
Total Common Stock (Cost $93,526)		101,619
Total Investments — 99.1% (Cost $93,526)		101,619
Other Assets and Liabilities, Net — 0.9%		972
Net Assets — 100.0%		$ 102,591

For descriptions of abbreviations and footnotes, please refer to page 114.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL LARGE CAP GROWTH FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisors: Ashfield Capital Partners, LLC and Turner Investment Partners, Inc.

Performance Highlights

- *For the one-year period ended March 31, 2007, the Fund's Class Z shares posted a 2.45% return, underperforming the 7.06% gain of the Russell 1000® Growth Index.*

- *Sectors such as industrials, financials and telecommunications services contributed positively to the Fund's relative performance, while energy, information technology and health care detracted from relative results.*

- *Individual stocks that contributed to the Fund's performance during the period included Apple, Goldman Sachs Group and Deere.*

- *Chico's FAS (no longer a Fund holding), eBay and Corning (no longer a Fund holding) detracted from Fund returns.*

Effective February 10, 2007, the Board of Trustees of Old Mutual Advisor Funds II appointed Ashfield Capital Partners, LLC ("Ashfield") as interim co-sub-advisor to the Old Mutual Large Cap Growth Fund pending shareholder approval of the final sub-advisory agreement.

Q. How did the Fund perform relative to its benchmarks?

A. For the one-year period ended March 31, 2007, the Old Mutual Large Cap Growth Fund's (the "Fund") Class Z shares posted a 2.45% return, underperforming the 7.06% gain of its benchmark, the Russell 1000® Growth Index. Performance for all share classes can be found on page 50.

Q. What investment environment did the Fund face during the past year?

A. Concerns over a weak housing market and related subprime-mortgage lending activity as well as an inverted yield curve (a situation that arises when long-term bonds yield the same or less than their short-term counterparts) were largely offset by historically high corporate profit margins, significant private equity activity and continued share buybacks. Large-cap growth stocks, as measured by the Russell 1000® Growth Index, gained 7.06% during the one-year period. Large-cap growth stocks underperformed their value counterpart, as measured by the Russell 1000® Value Index, which climbed 16.83% during the period.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund's underperformance can be attributed primarily to a market bias that prevailed throughout the period: the stocks of companies with average earnings growth and relatively low price-to-earnings multiples generally performed best. Conversely, the stocks of companies with the strongest earnings and highest multiples — the kind of stocks that the Fund emphasizes — performed less favorably. Corporate earnings have generally been strong, so investors were unwilling to pay premium share prices as long as companies with lower price-to-earnings multiples showed some earnings power.

Q. How did portfolio composition affect Fund performance?

A. The effect of portfolio composition on Fund performance was mixed during the fiscal year. Sectors such as industrials, financials and telecommunications services contributed positively to the Fund's relative performance, while energy, information technology and health care generally detracted from relative results. Individual stocks that contributed to the Fund's performance during the period included Apple, Goldman Sachs Group and Deere. On the other hand, Chico's FAS (no longer a Fund holding), eBay and Corning (no longer a Fund holding) detracted from Fund returns.

Apple is a leading personal computer and MP3 producer. Despite other holdings in the information technology sector that detracted from Fund performance, Apple continued to see solid upside driven by strong MAC and iPod sales during the period and the stock benefited accordingly. Goldman Sachs Group, a provider of investment banking, securities and investment management services, continues to post better than expected earnings driven by investment banking and fixed-income, currency and commodities trading. Manufacturer and distributor of agricultural and commercial equipment Deere outperformed during the period driven by its agriculture business as farmers bought and upgraded equipment.

Chico's FAS (no longer a Fund holding) is a specialty retailer of casual-to-dressy clothing, intimates, complementary accessories and other non-clothing gift items. The company's stock decreased in value as the company changed its composition of new store openings by increasing the number of new Soma stores and trimming the number of Chico's stores it planned on opening. Online marketplace provider eBay's earnings guidance suggested maturing growth in the United States and Germany, causing the stock price to decline. Corning (no longer a Fund holding), a provider of technology-based products in the United States, came under pressure during the period after announcing an oversupply of flat panel televisions.

Q. What is the investment outlook for the large-cap growth market?

A. Ashfield believes equities are positioned to continue to outperform other asset classes over the next year. The sub-advisor believes that equity fundamentals remain solid and that economic growth appears projected to moderate to a more sustainable rate, which Ashfield expects may enable corporate profits to grow at a pace that is more consistent with historical averages. Given where the economy is in the economic expansion cycle and compelling valuations, Ashfield believes large-cap growth equities are positioned to fair better than they have in the recent past.

Turner Investment Partners, Inc. ("Turner") believes that 2007 should be a year in which price-to-earnings ratios expand and stocks in aggregate climb higher. In this sub-advisor's estimation, the possibility of higher price-to-earnings ratios could bode well for high quality stocks, especially high quality large-cap stocks. Turner's focus remains on owning stocks that it believes have the strongest earnings prospects. The sub-advisor currently favors shares of companies in computer technology, telecommunications, financial services, casino/gaming, semiconductor, computer services, metals, pharmaceuticals and machinery/agriculture.

Top Ten Holdings as of March 31, 2007	
General Electric	3.3%
Procter & Gamble	2.7%
Cisco Systems	2.6%
PepsiCo	2.4%
Google, Cl A	2.4%
State Street	2.0%
T Rowe Price Group	2.0%
Fiserv	1.9%
Texas Instruments	1.7%
Qualcomm	1.7%
As a % of Total Fund Investments	22.7%

Russell 1000® Value Index: Measures the performance of those Russell 1000® companies with lower price-to-book ratios and lower forecasted growth values.

Large Cap Growth Fund

OLD MUTUAL LARGE CAP GROWTH FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Return as of March 31, 2007

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	04/05/95	2.45%	5.70%	3.52%	9.14%	11.10%
Advisor Class	12/29/00	2.18%	5.42%	3.24%	n/a	(3.68)%
Class A with load	07/31/03	(3.66)%	3.37%	n/a	n/a	6.32%
Class A without load	07/31/03	2.21%	5.43%	n/a	n/a	8.04%
Class C with load	07/31/03	0.44%	4.64%	n/a	n/a	7.23%
Class C without load	07/31/03	1.44%	4.64%	n/a	n/a	7.23%
Class R	12/20/06 [1]	n/a	n/a	n/a	n/a	(0.09)%[†]
Institutional Class	12/20/06 [1]	n/a	n/a	n/a	n/a	0.13%[†]
Russell 1000® Growth Index	04/05/95	7.06%	7.01%	3.47%	5.51%	8.41%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-2.

[†] Cumulative return since inception.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Prior to January 1, 2006, the Fund was managed by an investment manager different than the Fund's current sub-advisors. In addition, prior to February 10, 2007, the Fund was managed by sub-advisors different than the Fund's current sub-advisors and the Fund's performance prior to these dates, may not be indicative of how the Fund will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Advisor Class, Class A, Class C, Class R and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.43% and 1.25%; 2.72% and 1.50%; 4.49% and 1.50%; 7.59% and 2.25%; 1.71% and 1.71%; and 0.93% and 0.93%, respectively. Expenses for Class R and Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Old Mutual Large Cap Growth Fund – Class Z

Russell 1000® Growth Index

$23,978

$17,100

Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1997 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2007 — % of Total Fund Investments



Repurchase Agreement (1%)
Materials (1%)
Information Technology (27%)
Industrials (12%)
Health Care (14%)
Financials (15%)
Energy (8%)
Consumer Staples (8%)
Consumer Discretionary (10%)
Telecommunications Services (4%)

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2007

Description	Shares	Value (000)
Common Stock — 99.3%		
Agricultural Chemicals — 0.6%		
Monsanto	10,360	$ 569
Total Agricultural Chemicals		569
Airlines — 0.5%		
UAL*	11,610	443
Total Airlines		443
Apparel Manufacturers — 1.1%		
Coach*	10,990	550
Polo Ralph Lauren	4,370	385
Total Apparel Manufacturers		935
Applications Software — 2.0%		
Microsoft	48,700	1,357
Salesforce.com*	9,680	415
Total Applications Software		1,772
Athletic Footwear — 0.5%		
Nike, Cl B	4,180	444
Total Athletic Footwear		444
Audio/Video Products — 0.5%		
Harman International	4,220	405
Total Audio/Video Products		405
Beverages-Non-Alcoholic — 2.7%		
Hansen Natural*	7,380	279
PepsiCo	32,360	2,057
Total Beverages-Non-Alcoholic		2,336
Cable TV — 0.9%		
Comcast, Cl A*	16,970	440
Rodgers Communications, Cl B	9,490	311
Total Cable TV		751
Casino Hotels — 0.6%		
Las Vegas Sands*	5,610	486
Total Casino Hotels		486
Casino Services — 1.4%		
International Game Technology	29,730	1,201
Total Casino Services		1,201
Cellular Telecommunications — 2.0%		
Leap Wireless International*	8,420	556
NII Holdings*	15,710	1,165
Total Cellular Telecommunications		1,721

Description	Shares	Value (000)
Coal — 0.4%		
Consol Energy	8,200	$ 321
Total Coal		321
Computer Services — 0.5%		
Cognizant Technology Solutions, Cl A*	5,460	482
Total Computer Services		482
Computers — 3.6%		
Apple*	15,180	1,410
Dell*	19,160	445
International Business Machines	9,720	916
Sun Microsystems*	57,010	343
Total Computers		3,114
Computers-Memory Devices — 0.9%		
Network Appliance*	14,400	526
SanDisk*	5,390	236
Total Computers-Memory Devices		762
Consulting Services — 1.1%		
Accenture, Cl A	25,200	971
Total Consulting Services		971
Cosmetics & Toiletries — 3.2%		
Avon Products	11,880	442
Procter & Gamble	36,460	2,303
Total Cosmetics & Toiletries		2,745
Data Processing/Management — 2.5%		
Fiserv*	30,340	1,610
Paychex	15,740	596
Total Data Processing/Management		2,206
Disposable Medical Products — 0.8%		
C.R. Bard	8,300	660
Total Disposable Medical Products		660
Diversified Manufacturing Operations — 6.3%		
3M	12,000	917
Danaher	6,300	450
General Electric	81,145	2,869
Illinois Tool Works	17,400	898
Roper Industries	6,980	383
Total Diversified Manufacturing Operations		5,517
E-Commerce/Services — 0.9%		
eBay*	22,600	749
Total E-Commerce/Services		749

Old Mutual Large Cap Growth Fund — continued

Schedule of Investments

As of March 31, 2007

Description	Shares	Value (000)
Electronic Components-Semiconductors — 3.9%		
Altera	26,200	$ 524
Broadcom, Cl A*	15,200	487
Intel	47,500	909
Texas Instruments	49,120	1,478
Total Electronic Components-Semiconductors		3,398
Energy-Alternate Sources — 0.4%		
Sunpower, Cl A*	7,210	328
Total Energy-Alternate Sources		328
Engineering/R&D Services — 1.2%		
Jacobs Engineering Group*	22,600	1,054
Total Engineering/R&D Services		1,054
Entertainment Software — 1.6%		
Electronic Arts*	26,840	1,352
Total Entertainment Software		1,352
Fiduciary Banks — 2.0%		
State Street	27,220	1,763
Total Fiduciary Banks		1,763
Finance-Credit Card — 1.0%		
American Express	16,120	909
Total Finance-Credit Card		909
Finance-Investment Banker/Broker — 5.1%		
Charles Schwab	47,390	867
Goldman Sachs Group	6,820	1,409
Merrill Lynch	7,910	646
Morgan Stanley	9,190	724
UBS	13,060	776
Total Finance-Investment Banker/Broker		4,422
Finance-Other Services — 2.8%		
Chicago Mercantile Exchange Holdings, Cl A	2,075	1,105
IntercontinentalExchange*	4,800	587
Nymex Holdings*	5,510	748
Total Finance-Other Services		2,440
Hotels & Motels — 0.8%		
Marriott International, Cl A	13,800	676
Total Hotels & Motels		676
Human Resources — 0.8%		
Robert Half International	18,250	675
Total Human Resources		675
Industrial Automation/Robot — 1.0%		
Rockwell Automation	14,200	850
Total Industrial Automation/Robot		850

Description	Shares	Value (000)
Industrial Gases — 0.8%		
Praxair	10,670	$ 672
Total Industrial Gases		672
Instruments-Scientific — 0.5%		
Thermo Fisher Scientific*	10,100	472
Total Instruments-Scientific		472
Internet Infrastructure Software — 0.4%		
Akamai Technologies*	6,340	317
Total Internet Infrastructure Software		317
Investment Management/Advisory Services — 2.9%		
Franklin Resources	7,300	882
T Rowe Price Group	35,650	1,682
Total Investment Management/Advisory Services		2,564
Machinery-Farm — 0.6%		
Deere	4,460	485
Total Machinery-Farm		485
Medical Instruments — 1.6%		
Intuitive Surgical*	1,950	237
Medtronic	17,360	852
St. Jude Medical*	7,530	283
Total Medical Instruments		1,372
Medical Products — 3.3%		
Baxter International	12,910	680
Becton Dickinson	11,300	869
Johnson & Johnson	13,940	840
Stryker	7,400	491
Total Medical Products		2,880
Medical-Biomedical/Genetic — 2.0%		
Amgen*	14,200	794
Celgene*	9,140	479
Genentech*	5,460	448
Total Medical-Biomedical/Genetic		1,721
Medical-Drugs — 3.1%		
Abbott Laboratories	17,100	954
Allergan	4,800	532
Novartis ADR	5,790	316
Roche Holdings ADR	5,290	466
Shire ADR	6,810	422
Total Medical-Drugs		2,690
Medical-HMO — 1.9%		
Aetna	21,000	920
UnitedHealth Group	14,300	757
Total Medical-HMO		1,677

Description	Shares	Value (000)
Metal Processors & Fabricators — 0.5%		
Precision Castparts	4,640	$ 483
Total Metal Processors & Fabricators		483
Multimedia — 0.8%		
News, Cl A	29,090	673
Total Multimedia		673
Networking Products — 2.6%		
Cisco Systems*	88,740	2,266
Total Networking Products		2,266
Non-Ferrous Metals — 0.7%		
Cameco	14,190	581
Total Non-Ferrous Metals		581
Oil Companies-Exploration & Production — 1.2%		
Southwestern Energy*	5,310	218
XTO Energy	14,620	801
Total Oil Companies-Exploration & Production		1,019
Oil Companies-Integrated — 0.5%		
Marathon Oil	4,050	400
Total Oil Companies-Integrated		400
Oil Field Machinery & Equipment — 0.8%		
Cameron International*	11,120	698
Total Oil Field Machinery & Equipment		698
Oil-Field Services — 3.4%		
BJ Services	32,900	918
Halliburton	22,600	717
Schlumberger	19,190	1,326
Total Oil-Field Services		2,961
Pipelines — 0.9%		
Williams	26,320	749
Total Pipelines		749
Real Estate Management/Services — 0.8%		
CB Richard Ellis Group, Cl A*	20,120	688
Total Real Estate Management/Services		688
Retail-Building Products — 0.5%		
Lowe's	15,000	472
Total Retail-Building Products		472
Retail-Discount — 1.0%		
Wal-Mart Stores	18,600	873
Total Retail-Discount		873

Description	Shares	Value (000)
Retail-Drug Store — 1.4%		
CVS	15,080	$ 515
Walgreen	14,900	684
Total Retail-Drug Store		1,199
Retail-Jewelry — 0.8%		
Tiffany	16,300	741
Total Retail-Jewelry		741
Retail-Office Supplies — 0.8%		
Office Depot*	18,760	659
Total Retail-Office Supplies		659
Retail-Restaurants — 1.3%		
McDonald's	15,200	685
Starbucks*	15,680	492
Total Retail-Restaurants		1,177
Semiconductor Equipment — 0.9%		
Kla-Tencor	14,920	796
Total Semiconductor Equipment		796
Telecommunications Services — 1.0%		
Time Warner Telecom, Cl A*	40,690	845
Total Telecommunications Services		845
Telephone-Integrated — 0.4%		
Level 3 Communications*	59,030	360
Total Telephone-Integrated		360
Therapeutics — 0.9%		
Gilead Sciences*	10,530	806
Total Therapeutics		806
Transport-Services — 1.4%		
CH Robinson Worldwide	10,940	523
Expeditors International Washington	16,200	669
Total Transport-Services		1,192
Water — 0.2%		
Aqua America	9,040	203
Total Water		203
Web Portals/ISP — 3.2%		
Google, Cl A*	4,425	2,027
Yahoo!*	24,100	754
Total Web Portals/ISP		2,781

Old Mutual Large Cap Growth Fund — concluded

Schedule of Investments

As of March 31, 2007

Description	Shares/Face Amount (000)	Value (000)
Wireless Equipment — 2.6%		
Crown Castle International*	14,670	$ 471
Nokia ADR	15,380	352
Qualcomm	33,750	1,440
Total Wireless Equipment		2,263
Total Common Stock (Cost $77,809)		86,192
Repurchase Agreement — 0.8%		
Morgan Stanley		
5.14%, dated 03/30/07, to be repurchased on 04/02/07, repurchase price $704,372 (collateralized by various U.S. Government obligations, ranging in par value from $105,000 - $625,000, 0.00% - 5.35%, 04/19/07 - 03/19/14, total market value $728,195)(D)	$704	704
Total Repurchase Agreement (Cost $704)		704
Total Investments — 100.1% (Cost $78,513)		86,896
Other Assets and Liabilities, Net — (0.1)%		(55)
Net Assets — 100.0%		$ 86,841

For descriptions of abbreviations and footnotes, please refer to page 114.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL LARGE CAP GROWTH CONCENTRATED FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisors: Ashfield Capital Partners, LLC and Turner Investment Partners, Inc.

Effective February 10, 2007, the Board of Trustees of Old Mutual Advisor Funds II appointed Ashfield Capital Partners, LLC ("Ashfield") as interim co-sub-advisor to the Old Mutual Large Cap Growth Concentrated Fund pending shareholder approval of the final sub-advisory agreement.

Q. How did the Fund perform relative to its benchmarks?

A. Over the fiscal year ended March 31, 2007, the Old Mutual Large Cap Growth Concentrated Fund's (the "Fund") Class Z shares returned 2.81%, underperforming the 7.06% return for its benchmark, the Russell 1000® Growth Index. Performance for all share classes can be found on page 57.

Q. What investment environment did the Fund face during the past year?

A. Concerns over a weak housing market and related subprime-mortgage lending activity as well as an inverted yield curve (a situation that arises when long-term bonds yield the same or less than their short-term counterparts) were largely offset by historically high corporate profit margins, significant private equity activity, and continued share buybacks. Large-cap growth stocks, as measured by the Russell 1000® Growth Index, gained 7.06% during the one-year period. Large-cap growth stocks underperformed their value counterpart, as measured by the Russell 1000® Value Index, which climbed 16.83% during the period.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund's underperformance can be attributed primarily to a market bias that prevailed throughout the period: the stocks of companies with average earnings growth and relatively low price-to-earnings multiples generally performed best. Conversely, the stocks of companies with the strongest earnings and highest multiples — the kind of stocks that the Fund emphasizes — performed less favorably. Corporate earnings were generally strong, and investors were unwilling to pay premium share prices as long as companies with lower price-to-earnings multiples showed some earnings power.

Q. How did portfolio composition affect Fund performance?

A. The effect of portfolio composition on Fund performance was mixed during the fiscal year. Sectors such as industrials, financials and consumer discretionary contributed positively to the Fund's relative performance, while information technology, energy and consumer staples generally detracted from relative results. Individual stocks that contributed to the Fund's performance during the period included Apple, Goldman Sachs Group and Chicago Mercantile Exchange Holdings. On the other hand, Qualcomm, eBay and Valero Energy (no longer a Fund holding) detracted from Fund returns.

Apple is a leading personal computer and MP3 producer. Despite other holdings in the information technology sector that detracted from Fund performance, Apple continued to see solid upside driven by strong MAC and iPod sales during the period and the stock benefited accordingly. Goldman Sachs Group, a provider of investment banking, securities, and investment management services, continues to post better than expected earnings driven by investment banking and fixed-income, currency and commodities trading. Futures exchange Chicago Mercantile Exchange Holdings underwent merger talks with the Chicago Board of Trade and InterContinental Exchange, Inc., which drove the company's stock price higher during the period.

Performance Highlights

- *Over the fiscal year ended March 31, 2007, the Fund's Class Z shares returned 2.81%, underperforming the 7.06% return for its benchmark, the Russell 1000® Growth Index.*

- *Sectors such as industrials, financials and consumer discretionary contributed positively to the Fund's relative performance, while information technology, energy and consumer staples detracted from relative results.*

- *Individual stocks that contributed to the Fund's performance during the period included Apple, Goldman Sachs Group and Chicago Mercantile Exchange Holdings. On the other hand, Qualcomm, eBay and Valero Energy (no longer a Fund holding) detracted from Fund returns.*

Large Cap Growth Concentrated Fund

OLD MUTUAL LARGE CAP GROWTH
CONCENTRATED FUND — continued

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisors: Ashfield Capital Partners, LLC and Turner Investment Partners, Inc.

Top Ten Holdings as of March 31, 2007	
General Electric	3.7%
Google, Cl A	3.5%
Procter & Gamble	3.4%
Cisco Systems	3.2%
Apple	2.6%
International Game Technology	2.5%
Texas Instruments	2.4%
PepsiCo	2.4%
Gilead Sciences	2.3%
NII Holdings	2.3%
As a % of Total Fund Investments	28.3%

Qualcomm engages in the design, development, manufacture and marketing of digital wireless telecommunications products and services based on its Code Division Multiple Access technology. The company came under pressure due to patent disputes with Broadcom and its stock suffered accordingly. Online marketplace provider eBay's earnings guidance suggested maturing growth in the United States and Germany causing the stock price to decline. Valero Energy, an oil refiner and retailer, faced economic growth concerns in 2007 weighing on refining margins during the period.

Q. What is the investment outlook for the large-cap growth market?

A. Ashfield believes equities are positioned to continue to outperform other asset classes over the next year. The sub-advisor believes that equity fundamentals remain solid and that economic growth appears projected to moderate to a more sustainable rate, which Ashfield expects may enable corporate profits to grow at a pace that is more consistent with historical averages. Given where the economy is in the economic expansion cycle and compelling valuations, Ashfield believes large-cap growth equities are positioned to fair better than they have in the recent past.

Turner Investment Partners, Inc. ("Turner") believes that 2007 should be a year in which price-to-earnings ratios expand and stocks in aggregate climb higher. In the sub-advisor's estimation, the possibility of higher price-to-earnings ratios could bode well for high quality stocks, especially high quality large-cap stocks. Turner's focus remains on owning stocks that it believes have the strongest earnings prospects. The sub-advisor currently favors shares of companies in the financial services, telecommunications, internet, high-end retailer, casino-gaming, oil well equipment, brokerage, investment management, natural gas-utility and wireless industries.

Russell 1000® Value Index: Measures the performance of those Russell 1000® companies with lower price-to-book ratios and lower forecasted growth values.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Return as of March 31, 2007

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	11/29/96	2.81%	6.53%	3.83%	10.52%	9.35%
Advisor Class	12/29/00	2.56%	6.24%	3.58%	n/a	(5.24)%
Class A with load	09/30/03	(3.36)%	4.17%	n/a	n/a	7.37%
Class A without load	09/30/03	2.55%	6.25%	n/a	n/a	9.20%
Class C with load	09/30/03	0.79%	5.46%	n/a	n/a	8.40%
Class C without load	09/30/03	1.79%	5.46%	n/a	n/a	8.40%
Class R	12/20/06 [1]	n/a	n/a	n/a	n/a	(0.44)%[†]
Institutional Class	12/20/06 [1]	n/a	n/a	n/a	n/a	(0.22)%[†]
Russell 1000® Growth Index	11/29/96	7.06%	7.01%	3.47%	5.51%	5.20%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-2.

[†] Cumulative return since inception.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Prior to January 1, 2006, the Fund was managed by an investment manager different than the Fund's current sub-advisors. In addition, prior to February 10, 2007, the Fund was managed by sub-advisors different than the Fund's current sub-advisors and the Fund's performance prior to these dates, may not be indicative of how the Fund will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Advisor Class, Class A, Class C, Class R and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.51% and 1.25%; 5.05% and 1.50%; 2.78% and 1.50%; 5.00% and 2.25%; 1.78% and 1.75%; and 0.97% and 0.95%, respectively. Expenses for Class R and Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1997 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2007 — % of Total Fund Investments



OLD MUTUAL LARGE CAP GROWTH
CONCENTRATED FUND — continued

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2007

Description	Shares	Value (000)
Common Stock — 99.2%		
Agricultural Chemicals — 1.9%		
Monsanto	37,770	$ 2,076
Total Agricultural Chemicals		2,076
Apparel Manufacturers — 1.3%		
Coach*	29,820	1,493
Total Apparel Manufacturers		1,493
Applications Software — 1.5%		
Microsoft	59,100	1,647
Total Applications Software		1,647
Beverages-Non-Alcoholic — 2.4%		
PepsiCo	41,920	2,664
Total Beverages-Non-Alcoholic		2,664
Cable TV — 1.0%		
Comcast, Cl A*	42,000	1,090
Total Cable TV		1,090
Casino Hotels — 1.2%		
Las Vegas Sands*	15,860	1,374
Total Casino Hotels		1,374
Casino Services — 2.5%		
International Game Technology	69,050	2,788
Total Casino Services		2,788
Cellular Telecommunications — 2.3%		
NII Holdings*	34,020	2,524
Total Cellular Telecommunications		2,524
Coal — 1.5%		
Consol Energy	43,500	1,702
Total Coal		1,702
Computer Services — 1.2%		
Cognizant Technology Solutions, Cl A*	15,500	1,368
Total Computer Services		1,368
Computers — 3.8%		
Apple*	31,100	2,889
International Business Machines	14,500	1,367
Total Computers		4,256
Computers-Memory Devices — 0.7%		
Network Appliance*	22,700	829
Total Computers-Memory Devices		829

Description	Shares	Value (000)
Consulting Services — 1.0%		
Accenture, Cl A	29,400	$ 1,133
Total Consulting Services		1,133
Cosmetics & Toiletries — 3.4%		
Procter & Gamble	59,800	3,777
Total Cosmetics & Toiletries		3,777
Data Processing/Management — 1.0%		
Fiserv*	21,500	1,141
Total Data Processing/Management		1,141
Diversified Manufacturing Operations — 6.5%		
Danaher	19,600	1,400
General Electric	117,450	4,153
Illinois Tool Works	33,400	1,724
Total Diversified Manufacturing Operations		7,277
E-Commerce/Services — 1.3%		
eBay*	42,600	1,412
Total E-Commerce/Services		1,412
Electronic Components-Semiconductors — 4.4%		
Broadcom, Cl A*	31,070	997
Intel	67,900	1,299
Texas Instruments	88,750	2,671
Total Electronic Components-Semiconductors		4,967
Energy-Alternate Sources — 1.1%		
Sunpower, Cl A*	28,270	1,286
Total Energy-Alternate Sources		1,286
Engineering/R&D Services — 1.8%		
Jacobs Engineering Group*	44,200	2,062
Total Engineering/R&D Services		2,062
Entertainment Software — 1.3%		
Electronic Arts*	28,900	1,455
Total Entertainment Software		1,455
Fiduciary Banks — 1.3%		
State Street	22,530	1,459
Total Fiduciary Banks		1,459
Finance-Investment Banker/Broker — 7.0%		
Charles Schwab	127,730	2,336
Goldman Sachs Group	11,650	2,407
Morgan Stanley	21,300	1,678
UBS	25,010	1,486
Total Finance-Investment Banker/Broker		7,907

Description	Shares	Value (000)
Finance-Other Services — 3.1%		
Chicago Mercantile Exchange Holdings, Cl A	4,260	$ 2,268
IntercontinentalExchange*	10,340	1,264
Total Finance-Other Services		3,532
Hotels & Motels — 1.8%		
Marriott International, Cl A	40,700	1,993
Total Hotels & Motels		1,993
Human Resources — 1.6%		
Robert Half International	49,200	1,821
Total Human Resources		1,821
Industrial Gases — 0.8%		
Praxair	13,500	850
Total Industrial Gases		850
Internet Infrastructure Software — 0.6%		
Akamai Technologies*	13,210	660
Total Internet Infrastructure Software		660
Investment Management/Advisory Services — 2.7%		
Franklin Resources	16,400	1,981
T Rowe Price Group	23,200	1,095
Total Investment Management/Advisory Services		3,076
Medical Instruments — 1.7%		
Intuitive Surgical*	6,950	845
Medtronic	21,200	1,040
Total Medical Instruments		1,885
Medical Products — 4.0%		
Baxter International	39,380	2,074
Becton Dickinson	18,500	1,422
Johnson & Johnson	17,400	1,049
Total Medical Products		4,545
Medical-Biomedical/Genetic — 0.8%		
Amgen*	16,500	922
Total Medical-Biomedical/Genetic		922
Medical-Drugs — 3.1%		
Abbott Laboratories	30,200	1,685
Allergan	15,680	1,738
Total Medical-Drugs		3,423
Medical-HMO — 1.0%		
Aetna	26,800	1,174
Total Medical-HMO		1,174

Description	Shares	Value (000)
Networking Products — 3.2%		
Cisco Systems*	140,960	$ 3,599
Total Networking Products		3,599
Oil Companies-Exploration & Production — 1.9%		
XTO Energy	39,190	2,148
Total Oil Companies-Exploration & Production		2,148
Oil-Field Services — 3.0%		
Halliburton	51,200	1,625
Schlumberger	25,280	1,747
Total Oil-Field Services		3,372
Real Estate Management/Services — 1.5%		
CB Richard Ellis Group, Cl A*	50,290	1,719
Total Real Estate Management/Services		1,719
Retail-Discount — 0.8%		
Wal-Mart Stores	17,900	840
Total Retail-Discount		840
Retail-Drug Store — 1.3%		
Walgreen	31,400	1,441
Total Retail-Drug Store		1,441
Retail-Jewelry — 1.0%		
Tiffany	25,200	1,146
Total Retail-Jewelry		1,146
Semiconductor Equipment — 1.4%		
Kla-Tencor	29,496	1,573
Total Semiconductor Equipment		1,573
Telecommunications Equipment-Fiber Optics — 1.1%		
Corning*	52,900	1,203
Total Telecommunications Equipment-Fiber Optics		1,203
Telecommunications Services — 1.8%		
Time Warner Telecom, Cl A*	96,400	2,002
Total Telecommunications Services		2,002
Therapeutics — 2.3%		
Gilead Sciences*	34,150	2,613
Total Therapeutics		2,613
Transport-Services — 2.1%		
CH Robinson Worldwide	26,560	1,268
Expeditors International Washington	25,700	1,062
Total Transport-Services		2,330

OLD MUTUAL LARGE CAP GROWTH
CONCENTRATED FUND — concluded

SCHEDULE OF INVESTMENTS

As of March 31, 2007

Description	Shares/Face Amount (000)	Value (000)
Web Portals/ISP — 3.4%		
Google, Cl A*	8,440	$ 3,867
Total Web Portals/ISP		3,867
Wireless Equipment — 1.8%		
Crown Castle International*	34,580	1,111
Qualcomm	20,280	865
Total Wireless Equipment		1,976
Total Common Stock (Cost $101,656)		111,397
Repurchase Agreement — 0.9%		
Morgan Stanley		
5.14%, dated 03/30/07, to be repurchased on 04/02/07, repurchase price $1,013,859 (collateralized by a U.S. Government obligation, par value $1,040,000, 5.35%, 03/19/14 total market value $1,037,478)(D)	$1,013	1,013
Total Repurchase Agreement (Cost $1,013)		1,013
Total Investments — 100.1% (Cost $102,669)		112,410
Other Assets and Liabilities, Net — (0.1)%		(62)
Net Assets — 100.0%		$ 112,348

For descriptions of abbreviations and footnotes, please refer to page 114.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL MID-CAP FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Liberty Ridge Capital, Inc.

Q. How did the Fund perform relative to its benchmarks?

A. For the fiscal year ended March 31, 2007, the Old Mutual Mid-Cap Fund (the "Fund") underperformed its benchmark, the S&P MidCap 400 Index, despite posting a positive return on an absolute basis. The Fund's Class Z shares returned 7.91% while the S&P MidCap 400 Index returned 8.44%. Performance for all share classes can be found on page 62.

Q. What investment environment did the Fund face during the past year?

A. Despite macroeconomic warning signs from an inverted yield curve (a situation that arises when long-term bonds yield the same or less than their short-term counterparts) and a declining housing environment, investors took heart in historically high corporate profit margins, continued share buybacks, and high levels of private equity activity. A sharp stock selloff in late February and early March seemed to signal the end of the market's seven-month rally as investors reacted to overseas market declines and continued signs of weakness in the housing and related subprime-mortgage lending markets. As the period closed, however, overall equity markets and mid-cap stocks, in particular, recovered from the prior months' declines.

Q. Which market factors influenced the Fund's relative performance?

A. Stock-specific factors, rather than macroeconomic themes, generally accounted for the Fund's relative results during the period.

Q. How did portfolio composition affect Fund performance?

A. Stock selection in the financials, consumer discretionary and industrials sectors all contributed positively to Fund performance. Independent power producer Reliant Energy benefited from private equity interest, improved profitability and continued positive guidance from management. Avnet, an electronic component distributor, revised its earnings per share upward throughout the period due to a strong semiconductor market, synergies from prior acquisitions, and a successful focus on profitability and cost control. Also aiding Fund performance, the office supply retailer OfficeMax successfully executed an improved logistics and distribution turnaround, which resulted in strong margin improvements and earnings-per-share growth.

Despite the performance contributors over the period, stock selection in the health care, materials and energy sectors negatively impacted Fund performance. Preliminary prescription data from biotechnology firm CV Therapeutics (no longer a Fund holding) disappointed the market by reporting slower than expected sales in addition to reporting both positive and negative drug trial results. Specialty pharmaceutical designer Angiotech Pharmaceuticals experienced sales shortfalls in their primary revenue generator, Taxus. Additionally, the market seemed to anticipate risks related to products that would compete with Angiotech Pharmaceuticals' drug-eluting stent product. Also depressing Fund performance was map technology provider Navteq (no longer a Fund holding), due to uncertainty surrounding the ability of its small, but fast-growing, portable navigation business to make up for its less robust in-car navigation business.

Q. What is the investment outlook for the mid-cap equity market?

A. Macroeconomic preoccupations with inflation and interest rate policy tend to drive investor sentiment in the short term. Liberty Ridge Capital, Inc. focuses on finding mid-cap companies positioned to perform well regardless of newspaper headlines and event-driven pressures. The firm does not focus on factors that cause short-term market fluctuations and do not have demonstrative correlation to long-term performance.

Performance Highlights

- *For the fiscal year ended March 31, 2007, the Fund's Class Z shares underperformed its benchmark, the S&P MidCap 400 Index, despite posting a positive return on an absolute basis. The Fund's Class Z shares returned 7.91% while the S&P MidCap 400 Index returned 8.44%.*

- *Stock selection in the financials, consumer discretionary and industrials sectors all contributed positively to Fund performance, while stock selection in the health care, materials and energy sectors negatively impacted Fund performance.*

- *Stock-specific factors generally accounted for the Fund's relative results for the 12 months ended March 31, 2007.*

- *Improved profitability and continued positive guidance helped the leading individual stock contributors, while negative news and uncertainty led to some weakness.*

Top Ten Holdings as of March 31, 2007

Invitrogen	2.0%
Goodrich	2.0%
Aspen Insurance Holdings	2.0%
Lincare Holdings	1.9%
Pitney Bowes	1.9%
Lawson Software	1.9%
Citrix Systems	1.9%
Maxim Integrated Products	1.9%
ChoicePoint	1.9%
Allied World Assurance Holdings	1.9%
As a % of Total Fund Investments	19.3%

Mid-Cap Fund

OLD MUTUAL MID-CAP FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Return as of March 31, 2007

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class Z	04/30/97	7.91%	11.60%	9.62%	16.86%
Advisor Class	10/31/01	7.66%	11.31%	9.35%	11.10%
Class A with load	07/31/03	1.46%	9.14%	n/a	13.57%
Class A without load	07/31/03	7.66%	11.31%	n/a	15.42%
Class C with load	07/31/03	6.00%	10.50%	n/a	14.59%
Class C without load	07/31/03	6.82%	10.50%	n/a	14.59%
Class R	12/20/06 [1]	n/a	n/a	n/a	1.74% [†]
Institutional Class	12/20/06 [1]	n/a	n/a	n/a	1.93% [†]
S&P MidCap 400 Index	04/30/97	8.44%	13.35%	10.70%	14.11%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-2.

[†] Cumulative return since inception.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Advisor Class, Class A, Class C, Class R and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.38% and 1.20%; 1.61% and 1.45%; 3.77% and 1.45%; 3.76% and 2.20%; 1.75% and 1.70%; and 1.02% and 1.00%, respectively. Expenses for Class R and Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Old Mutual Mid-Cap Fund – Class Z $46,866
S&P MidCap 400 Index $37,047

Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on the inception date of April 30, 1997 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2007 — % of Total Fund Investments



Utilities (3%)
Repurchase Agreement (2%)
Materials (7%)
Consumer Discretionary (8%)
Consumer Staples (1%)
Energy (8%)
Financials (15%)
Information Technology (28%)
Health Care (14%)
Industrials (14%)

Schedule of Investments

As of March 31, 2007

Description	Shares	Value (000)
Common Stock — 98.6%		
Advertising Services — 1.0%		
Getty Images*	50,120	$ 2,437
Total Advertising Services		2,437
Aerospace/Defense-Equipment — 2.7%		
DRS Technologies	34,300	1,790
Goodrich	98,330	5,062
Total Aerospace/Defense-Equipment		6,852
Agricultural Operations — 0.2%		
Tejon Ranch*	10,580	500
Total Agricultural Operations		500
Airlines — 1.0%		
UAL*	66,490	2,538
Total Airlines		2,538
Applications Software — 3.0%		
Citrix Systems*	148,800	4,766
Intuit*	56,520	1,546
Satyam Computer Services ADR	56,910	1,292
Total Applications Software		7,604
Building-Heavy Construction — 1.1%		
Washington Group International*	43,940	2,919
Total Building-Heavy Construction		2,919
Chemicals-Diversified — 0.6%		
Lyondell Chemical	51,100	1,532
Total Chemicals-Diversified		1,532
Coal — 0.9%		
Arch Coal	73,380	2,252
Total Coal		2,252
Commercial Services — 1.9%		
ChoicePoint*	126,430	4,732
Total Commercial Services		4,732
Computer Services — 0.4%		
Unisys*	129,060	1,088
Total Computer Services		1,088
Computers — 1.0%		
Rackable Systems*	145,130	2,463
Total Computers		2,463
Computers-Memory Devices — 0.8%		
Smart Modular Technologies*	160,800	2,057
Total Computers-Memory Devices		2,057

Description	Shares	Value (000)
Data Processing/Management — 0.9%		
Fair Isaac	57,140	$ 2,210
Total Data Processing/Management		2,210
Dental Supplies & Equipment — 0.8%		
Patterson*	54,660	1,940
Total Dental Supplies & Equipment		1,940
Dialysis Centers — 1.1%		
DaVita*	50,910	2,715
Total Dialysis Centers		2,715
Diversified Manufacturing Operations — 1.2%		
Dover	65,080	3,177
Total Diversified Manufacturing Operations		3,177
E-Commerce/Services — 1.8%		
Expedia*	195,310	4,527
Total E-Commerce/Services		4,527
Electronic Components-Miscellaneous — 2.7%		
Celestica*	318,330	1,951
Flextronics International*	329,730	3,607
Jabil Circuit	59,580	1,276
Total Electronic Components-Miscellaneous		6,834
Electronic Components-Semiconductors — 6.5%		
DSP Group*	236,470	4,493
International Rectifier*	70,470	2,693
PMC-Sierra*	431,090	3,022
QLogic*	134,040	2,279
Semtech*	300,920	4,056
Total Electronic Components-Semiconductors		16,543
Electronic Parts Distribution — 0.5%		
Avnet*	37,800	1,366
Total Electronic Parts Distribution		1,366
Enterprise Software/Services — 1.9%		
Lawson Software*	596,990	4,830
Total Enterprise Software/Services		4,830
Entertainment Software — 0.5%		
Electronic Arts*	26,310	1,325
Total Entertainment Software		1,325
Finance-Consumer Loans — 1.3%		
First Marblehead	73,845	3,315
Total Finance-Consumer Loans		3,315

OLD MUTUAL MID-CAP FUND — concluded

SCHEDULE OF INVESTMENTS

As of March 31, 2007

Description	Shares	Value (000)
Finance-Investment Banker/Broker — 2.4%		
Greenhill	53,650	$ 3,293
optionsXpress Holdings	122,080	2,874
Total Finance-Investment Banker/Broker		6,167
Finance-Other Services — 1.5%		
Asset Acceptance Capital*	241,390	3,734
Total Finance-Other Services		3,734
Food-Wholesale/Distribution — 1.4%		
United Natural Foods*	119,070	3,648
Total Food-Wholesale/Distribution		3,648
Gas-Distribution — 0.7%		
WGL Holdings	58,400	1,868
Total Gas-Distribution		1,868
Golf — 0.8%		
Callaway Golf	136,430	2,150
Total Golf		2,150
Hotels & Motels — 1.5%		
InterContinental Hotels ADR	72,740	1,799
Wyndham Worldwide*	59,160	2,020
Total Hotels & Motels		3,819
Independent Power Producer — 2.2%		
Calpine*	255,950	525
Mirant*	37,060	1,499
Reliant Energy*	173,530	3,526
Total Independent Power Producer		5,550
Industrial Automation/Robot — 0.8%		
Cognex	95,020	2,059
Total Industrial Automation/Robot		2,059
Industrial Gases — 1.1%		
Air Products & Chemicals	38,290	2,832
Total Industrial Gases		2,832
Internet Security — 1.5%		
Checkfree*	100,110	3,713
Total Internet Security		3,713
Linen Supply & Related Items — 1.0%		
Cintas	69,240	2,500
Total Linen Supply & Related Items		2,500
Machinery-Print Trade — 1.5%		
Zebra Technologies, Cl A*	97,770	3,775
Total Machinery-Print Trade		3,775

Description	Shares	Value (000)
Medical Information Systems — 1.6%		
IMS Health	133,630	$ 3,964
Total Medical Information Systems		3,964
Medical Instruments — 1.1%		
St. Jude Medical*	76,680	2,884
Total Medical Instruments		2,884
Medical-Biomedical/Genetic — 2.8%		
Invitrogen*	79,920	5,087
Medimmune*	53,020	1,929
Total Medical-Biomedical/Genetic		7,016
Medical-Drugs — 0.7%		
Angiotech Pharmaceuticals*	325,930	1,786
Total Medical-Drugs		1,786
Medical-Outpatient/Home Medical — 1.9%		
Lincare Holdings*	132,745	4,865
Total Medical-Outpatient/Home Medical		4,865
Metal Processors & Fabricators — 0.5%		
Haynes International*	18,790	1,370
Total Metal Processors & Fabricators		1,370
Miscellaneous Manufacturing — 1.0%		
Aptargroup	37,800	2,530
Total Miscellaneous Manufacturing		2,530
Multi-Line Insurance — 1.0%		
XL Capital, Cl A	36,790	2,574
Total Multi-Line Insurance		2,574
Non-Ferrous Metals — 1.1%		
USEC*	178,020	2,893
Total Non-Ferrous Metals		2,893
Non-Hazardous Waste Disposal — 0.8%		
Allied Waste Industries*	167,640	2,111
Total Non-Hazardous Waste Disposal		2,111
Office Automation & Equipment — 1.9%		
Pitney Bowes	106,950	4,855
Total Office Automation & Equipment		4,855
Oil & Gas Drilling — 2.1%		
Pride International*	112,250	3,379
Rowan	58,410	1,896
Total Oil & Gas Drilling		5,275
Oil Companies-Exploration & Production — 0.7%		
Mariner Energy*	92,650	1,772
Total Oil Companies-Exploration & Production		1,772

Description	Shares	Value (000)
Oil-Field Services — 1.2%		
Hanover Compressor*	131,650	$ 2,929
Total Oil-Field Services		2,929
Paper & Related Products — 3.2%		
Abitibi-Consolidated	1,516,000	4,275
Smurfit-Stone Container*	343,140	3,864
Total Paper & Related Products		8,139
Pharmacy Services — 1.6%		
Omnicare	99,240	3,947
Total Pharmacy Services		3,947
Pipelines — 1.6%		
El Paso	289,140	4,184
Total Pipelines		4,184
Platinum — 0.8%		
Stillwater Mining*	169,910	2,156
Total Platinum		2,156
Printing-Commercial — 1.7%		
RR Donnelley & Sons	118,540	4,337
Total Printing-Commercial		4,337
Publishing-Books — 0.5%		
Scholastic*	40,670	1,265
Total Publishing-Books		1,265
Reinsurance — 7.9%		
Allied World Assurance Holdings	108,780	4,650
Aspen Insurance Holdings	190,250	4,986
Axis Capital Holdings	90,920	3,079
Everest Re Group	31,710	3,050
Montpelier Re Holdings	245,920	4,264
Total Reinsurance		20,029
REITs-Hotels — 0.6%		
Host Hotels & Resorts	56,520	1,487
Total REITs-Hotels		1,487
Rental Auto/Equipment — 0.5%		
Avis Budget Group*	50,300	1,374
Total Rental Auto/Equipment		1,374
Retail-Office Supplies — 1.1%		
OfficeMax	50,660	2,672
Total Retail-Office Supplies		2,672

Description	Shares/Face Amount (000)	Value (000)
Retail-Restaurants — 1.3%		
Cheesecake Factory*	119,940	$ 3,196
Total Retail-Restaurants		3,196
Retirement/Aged Care — 1.0%		
Sunrise Senior Living*	63,410	2,506
Total Retirement/Aged Care		2,506
Semiconductor Components-Integrated Circuits — 2.8%		
Cypress Semiconductor*	49,380	916
Integrated Device Technology*	95,100	1,467
Maxim Integrated Products	161,940	4,761
Total Semiconductor Components-Integrated Circuits		7,144
Telecommunications Equipment — 2.2%		
Andrew*	171,440	1,815
Plantronics	163,455	3,861
Total Telecommunications Equipment		5,676
Telecommunications Services — 0.8%		
Amdocs*	53,780	1,962
Total Telecommunications Services		1,962
Therapeutics — 1.7%		
Medicines*	173,960	4,363
Total Therapeutics		4,363
Transport-Equipment & Leasing — 0.7%		
GATX	39,110	1,869
Total Transport-Equipment & Leasing		1,869
Total Common Stock (Cost $222,756)		250,701
Repurchase Agreement — 1.8%		
Morgan Stanley 5.14%, dated 03/30/07, to be repurchased on 04/02/07, repurchase price $4,583,352 (collateralized by a U.S. Government obligation, par value $4,625,000, 5.70%, 01/12/17 total market value $4,677,771)(D)	$4,581	4,581
Total Repurchase Agreement (Cost $4,581)		4,581
Total Investments — 100.4% (Cost $227,337)		255,282
Other Assets and Liabilities, Net — (0.4)%		(1,094)
Net Assets — 100.0%		$ 254,188

For descriptions of abbreviations and footnotes, please refer to page 114.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL SELECT GROWTH FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisors: Ashfield Capital Partners, LLC and Turner Investment Partners, Inc.

Performance Highlights

- Over the fiscal year ended March 31, 2007, the Fund's Class Z shares returned 3.78%, underperforming the 6.53% return for its benchmark, the Russell 3000® Growth Index.

- Sectors such as industrials, materials and health care contributed positively to the Fund's relative performance, while information technology, energy and consumer discretionary detracted from relative results.

- Individual stocks that contributed to the Fund's performance during the period included Apple, Deere and Google.

- Qualcomm, eBay (no longer a Fund holding) and Starbucks (no longer a Fund holding) detracted from Fund returns.

Effective February 10, 2007, the Board of Trustees of Old Mutual Advisor Funds II appointed Ashfield Capital Partners, LLC ("Ashfield") as interim co-sub-advisor to the Old Mutual Select Growth Fund pending shareholder approval of the final sub-advisory agreement.

Q. How did the Fund perform relative to its benchmarks?

A. Over the fiscal year ended March 31, 2007, the Old Mutual Select Growth Fund's (the "Fund") Class Z shares returned 3.78%, underperforming the 6.53% return of its benchmark, the Russell 3000® Growth Index. Performance for all share classes can be found on page 68.

Q. What investment environment did the Fund face during the past year?

A. Concerns over a weak housing market and related subprime-mortgage lending activity as well as an inverted yield curve (a situation that arises when long-term bonds yield the same or less than their short-term counterparts) were largely offset by historically high corporate profit margins, significant private equity activity, and continued share buybacks. Large-cap growth stocks, as measured by the Russell 1000® Growth Index, gained 7.06% during the one-year period. Large-cap growth stocks underperformed their value counterpart, as measured by the Russell 1000® Value Index, which climbed 16.83% during the period.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund's relative underperformance can be attributed primarily to a market bias that prevailed throughout the period: the stocks of companies with average earnings growth and relatively low price-to-earnings multiples generally performed best. Conversely, the stocks of companies with the strongest earnings and highest multiples — the kind of stocks that the Fund emphasizes — performed less favorably. Corporate earnings have generally been strong, so investors were unwilling to pay premium share prices as long as companies with lower price-to-earnings multiples showed some earnings power.

Q. How did portfolio composition affect Fund performance?

A. The effect of portfolio composition on Fund performance was mixed during the fiscal year. Sectors such as industrials, materials and health care contributed positively to the Fund's relative performance, while information technology, energy and consumer discretionary generally detracted from relative results. Individual stocks that contributed to the Fund's performance during the period included Apple, Deere and Google. On the other hand, Qualcomm, eBay (no longer a Fund holding) and Starbucks (no longer a Fund holding) detracted from Fund returns.

Apple is a leading personal computer and MP3 producer. Despite other holdings in the information technology sector that detracted from Fund performance, Apple continued to see solid upside driven by strong MAC and iPod sales during the period and the stock benefited accordingly. Manufacturer and distributor of agricultural and commercial equipment Deere outperformed during the period driven by its agriculture business as farmers bought and upgraded equipment. Targeted advertising and Internet search solutions provider Google benefited from its acquisition of YouTube during the period.

Qualcomm engages in the design, development, manufacture and marketing of digital wireless telecommunications products and services based on its Code Division Multiple Access technology. The company came under pressure due to patent disputes with Broadcom and its stock suffered accordingly. Online marketplace provider eBay's earnings guidance suggested maturing growth in the United States and Germany, causing the stock price to decline. Worldwide coffee bean purchaser, roaster and seller Starbucks, traded down for the period due to investor concerns following the leak of an internal memo issued by Howard Schultz, founder and chairman, highlighting risks related to the Starbuck's brand.

Q. What is the investment outlook for the large-cap growth market?

A. Ashfield believes equities are positioned to continue to outperform other asset classes over the next year. The sub-advisor believes that equity fundamentals remain solid and that economic growth appears projected to moderate to a more sustainable rate, which Ashfield expects may enable corporate profits to grow at a pace that is more consistent with historical averages. Given where the economy is in the economic expansion cycle and compelling valuations, Ashfield believes large-cap growth equities are positioned to fair better than they have in the recent past.

Turner Investment Partners, Inc. ("Turner") believes that 2007 should be a year in which price-to-earnings ratios expand and stocks in aggregate climb higher. In the sub-advisor's estimation, the possibility of higher price-to-earnings ratios could bode well for high quality stocks, especially high quality large-cap stocks. Turner's focus remains on owning stocks that it believes have the strongest earnings prospects. The sub-advisor currently favors shares of companies in computer technology, tele-communications, financial services, casino/gaming, semiconductor, computer services, metals, pharmaceuticals, and machinery/agriculture.

Top Ten Holdings as of March 31, 2007	
Cisco Systems	4.0%
Apple	4.0%
Chicago Mercantile Exchange Holdings, Cl A	3.5%
Corning	3.1%
Google, Cl A	3.1%
Cephalon	2.8%
Akamai Technologies	2.6%
Cameco	2.6%
Texas Instruments	2.6%
Monsanto	2.4%
As a % of Total Fund Investments	30.7%

Russell 1000® Value Index: Measures the performance of those Russell 1000® companies with lower price-to-book ratios and lower forecasted growth values.

Select Growth Fund

OLD MUTUAL SELECT GROWTH FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Return as of March 31, 2007

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	04/05/95	3.78%	6.92%	2.37%	6.69%	10.03%
Advisor Class	12/20/06 [1]	n/a	n/a	n/a	n/a	0.16%[†]
Class A with load	09/30/03	(2.43)%	4.57%	n/a	n/a	6.05%
Class A without load	09/30/03	3.51%	6.65%	n/a	n/a	7.87%
Class C with load	09/30/03	1.79%	5.87%	n/a	n/a	7.07%
Class C without load	09/30/03	2.79%	5.87%	n/a	n/a	7.07%
Class R	12/20/06 [1]	n/a	n/a	n/a	n/a	0.12%[†]
Institutional Class	12/20/06 [1]	n/a	n/a	n/a	n/a	0.31%[†]
Russell 3000® Growth Index	04/05/95	6.53%	7.22%	3.81%	5.54%	8.03%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-2.

[†] Cumulative return since inception.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Prior to January 1, 2006, the Fund was managed by an investment manager different than the Fund's current sub-advisors. In addition, prior to February 10, 2007, the Fund was managed by sub-advisors different than the Fund's current sub-advisors and the Fund's performance prior to these periods, may not be indicative of how the Fund will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Advisor Class, Class A, Class C, Class R and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.61% and 1.25%; 1.58% and 1.50%; 5.23% and 1.50%; 8.93% and 2.25%; 1.83% and 1.75%; and 0.98% and 0.95%, respectively. Expenses for Advisor Class, Class R and Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Old Mutual Select Growth Fund – Class Z
Russell 3000® Growth Index

$19,108
$17,138

Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1997 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2007 — % of Total Fund Investments



Repurchase Agreement (1%)
Telecommunications Services (2%)
Consumer Discretionary (8%)
Consumer Staples (3%)
Materials (4%)
Energy (4%)
Financials (11%)
Information Technology (38%)
Health Care (16%)
Industrials (13%)

Schedule of Investments

As of March 31, 2007

Description	Shares	Value (000)
Common Stock — 99.2%		
Advanced Materials/Products — 1.3%		
Ceradyne*	27,700	$ 1,516
Total Advanced Materials/Products		1,516
Aerospace/Defense — 1.0%		
Boeing	12,900	1,147
Total Aerospace/Defense		1,147
Agricultural Chemicals — 2.4%		
Monsanto	51,130	2,810
Total Agricultural Chemicals		2,810
Apparel Manufacturers — 3.3%		
Coach*	38,800	1,942
Guess?	47,830	1,937
Total Apparel Manufacturers		3,879
Applications Software — 3.6%		
Microsoft	83,800	2,336
Salesforce.com*	44,770	1,917
Total Applications Software		4,253
Beverages-Non-Alcoholic — 1.0%		
PepsiCo	19,000	1,208
Total Beverages-Non-Alcoholic		1,208
Building Products-Light Fixtures — 1.0%		
Genlyte Group*	16,500	1,164
Total Building Products-Light Fixtures		1,164
Casino Services — 1.5%		
International Game Technology	45,620	1,842
Total Casino Services		1,842
Cellular Telecommunications — 1.9%		
NII Holdings*	30,410	2,256
Total Cellular Telecommunications		2,256
Coffee — 1.5%		
Green Mountain Coffee Roasters*	29,300	1,847
Total Coffee		1,847
Computer Services — 1.0%		
Cognizant Technology Solutions, Cl A*	13,100	1,156
Total Computer Services		1,156

Description	Shares	Value (000)
Computers — 9.3%		
Apple*	50,500	$ 4,692
Dell*	113,940	2,645
International Business Machines	15,400	1,452
Sun Microsystems*	386,420	2,322
Total Computers		11,111
Computers-Memory Devices — 1.4%		
SanDisk*	38,750	1,697
Total Computers-Memory Devices		1,697
Data Processing/Management — 1.2%		
SEI Investments	24,500	1,476
Total Data Processing/Management		1,476
Diversified Manufacturing Operations — 2.3%		
Danaher	20,800	1,486
General Electric	34,200	1,209
Total Diversified Manufacturing Operations		2,695
Electronic Components-Semiconductors — 4.5%		
Broadcom, Cl A*	70,200	2,251
Texas Instruments	102,980	3,100
Total Electronic Components-Semiconductors		5,351
Electronic Connectors — 1.2%		
Amphenol, Cl A	22,500	1,453
Total Electronic Connectors		1,453
Engineering/R&D Services — 1.6%		
ABB ADR	112,380	1,931
Total Engineering/R&D Services		1,931
Finance-Consumer Loans — 1.1%		
First Marblehead	28,100	1,261
Total Finance-Consumer Loans		1,261
Finance-Investment Banker/Broker — 1.7%		
Goldman Sachs Group	9,550	1,973
Total Finance-Investment Banker/Broker		1,973
Finance-Other Services — 3.5%		
Chicago Mercantile Exchange Holdings, Cl A	7,740	4,121
Total Finance-Other Services		4,121
Hotels & Motels — 1.3%		
Marriott International, Cl A	30,900	1,513
Total Hotels & Motels		1,513

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2007

Description	Shares	Value (000)
Human Resources — 1.4%		
Robert Half International	44,800	$ 1,658
Total Human Resources		1,658
Instruments-Scientific — 1.6%		
Thermo Fisher Scientific*	40,450	1,891
Total Instruments-Scientific		1,891
Internet Infrastructure Software — 3.5%		
Akamai Technologies*	62,500	3,120
F5 Networks*	16,430	1,096
Total Internet Infrastructure Software		4,216
Investment Management/Advisory Services — 1.5%		
Affiliated Managers Group*	16,300	1,766
Total Investment Management/Advisory Services		1,766
Machinery-Farm — 1.7%		
Deere	19,070	2,072
Total Machinery-Farm		2,072
Machinery-General Industry — 1.5%		
Manitowoc Company	27,300	1,734
Total Machinery-General Industry		1,734
Medical Instruments — 1.6%		
Intuitive Surgical*	15,550	1,890
Total Medical Instruments		1,890
Medical Products — 1.4%		
Stryker	24,400	1,618
Total Medical Products		1,618
Medical-Biomedical/Genetic — 1.2%		
Genentech*	17,500	1,437
Total Medical-Biomedical/Genetic		1,437
Medical-Drugs — 6.1%		
Allergan	21,590	2,393
Cephalon*	46,920	3,341
Schering-Plough	61,600	1,571
Total Medical-Drugs		7,305
Medical-HMO — 1.1%		
Aetna	28,500	1,248
Total Medical-HMO		1,248
Metal Processors & Fabricators — 1.6%		
Precision Castparts	18,000	1,873
Total Metal Processors & Fabricators		1,873

Description	Shares	Value (000)
Networking Products — 4.0%		
Cisco Systems*	184,420	$ 4,708
Total Networking Products		4,708
Non-Ferrous Metals — 2.6%		
Cameco	75,900	3,107
Total Non-Ferrous Metals		3,107
Oil-Field Services — 1.3%		
Tidewater	26,900	1,576
Total Oil-Field Services		1,576
Property/Casualty Insurance — 1.2%		
WR Berkley	44,600	1,477
Total Property/Casualty Insurance		1,477
Real Estate Management/Services — 1.3%		
Jones Lang LaSalle	14,600	1,523
Total Real Estate Management/Services		1,523
Retail-Apparel/Shoe — 0.9%		
Abercrombie & Fitch, Cl A	14,900	1,128
Total Retail-Apparel/Shoe		1,128
Retail-Discount — 1.2%		
Target	24,600	1,458
Total Retail-Discount		1,458
Semiconductor Equipment — 2.1%		
Kla-Tencor	46,730	2,492
Total Semiconductor Equipment		2,492
Steel-Specialty — 1.1%		
Allegheny Technologies	12,500	1,334
Total Steel-Specialty		1,334
Telecommunications Equipment-Fiber Optics — 3.1%		
Corning*	163,210	3,711
Total Telecommunications Equipment-Fiber Optics		3,711
Therapeutics — 3.0%		
Gilead Sciences*	35,880	2,745
United Therapeutics*	16,200	871
Total Therapeutics		3,616
Web Portals/ISP — 3.1%		
Google, Cl A*	8,030	3,679
Total Web Portals/ISP		3,679

Description	Shares/Face Amount (000)	Value (000)
Wireless Equipment — 1.5%		
Qualcomm	42,840	$ 1,828
Total Wireless Equipment		1,828
Total Common Stock (Cost $107,898)		118,005
Repurchase Agreement — 0.6%		
Morgan Stanley 5.14%, dated 03/30/07, to be repurchased on 04/02/07, repurchase price $644,795 (collateralized by various U.S. Government obligations, ranging in par value from $13,000 — $2,500,000, 0.00% — 5.12%, 01/11/08 - 04/15/11, total market value $2,415,948)(D)	$645	645
Total Repurchase Agreement (Cost $645)		645
Total Investments — 99.8% (Cost $108,543)		118,650
Other Assets and Liabilities, Net — 0.2%		268
Net Assets — 100.0%		$ 118,918

For descriptions of abbreviations and footnotes, please refer to page 114.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL SMALL CAP FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisors: Eagle Asset Management, Inc. and Liberty Ridge Capital, Inc.

Performance Highlights

- *For the one-year period ended March 31, 2007, the Fund's Class Z shares posted an 11.38% gain, outperforming the 5.91% return of its benchmark, the Russell 2000® Index.*

- *During the fiscal year, stock selection in the information technology, consumer discretionary and financials sectors aided the Fund's performance relative to the Russell 2000® Index.*

- *Individual holdings that contributed to the Fund's outperformance included Sinclair Broadcast Group, First Marblehead and Mediacom Communications.*

- *During the same time period, stock selection in materials, an under-weight in consumer staples and an overweight in industrials detracted from relative results.*

- *Angiotech Pharmaceuticals, IMAX (no longer a Fund holding) and Stone Energy detracted from Fund returns.*

Q. How did the Fund perform relative to its benchmarks?

A. For the one-year period ended March 31, 2007, the Old Mutual Small Cap Fund's (the "Fund") Class Z shares posted an 11.38% gain, outperforming the 5.91% return of its benchmark, the Russell 2000® Index. Performance for all share classes can be found on page 74.

Q. What investment environment did the Fund face during the past year?

A. Investors took heart in historically high corporate profit margins, continued share buybacks, and high levels of private equity activity, supporting major equity indexes through the end of 2006, despite macroeconomic warning signs from an inverted yield curve (a situation that arises when long-term bonds yield the same or less than their short-term counterparts) and declining housing prices. A sharp selloff in late February and early March seemed to signal the end of the market's seven-month rally, with investors reacting to overseas market declines and continued signs of weakness in the housing and related subprime-mortgage lending markets. As the period closed, however, overall markets recovered from the prior months' declines and the Russell 2000® Index ended the period in firmly positive territory.

Q. Which market factors influenced the Fund's relative performance?

A. Eagle Asset Management, Inc. ("Eagle") notes that volatility in commodity stocks, the outperformance of value-style investments and the outperformance of small-cap stocks influenced Fund performance during the period. Moreover, Eagle notes that strong performance from the yield sector of the market — an area generally under-owned by the small-cap market and believed by many strategists to be historically overvalued — presented headwinds for small-cap managers. The yield sector does not typically correspond to Eagle's characteristic investment strategy for the portion of the Fund that it oversees.

Eagle also points out that a strong global economy increased demand for cyclical products while the slowdown in capital spending created capacity constraints in many basic industries. As a result, many cyclical industry groups that have performed poorly in the past 20 years (refiners, chemicals, containers, metals and mining, for example) outperformed during the period. The outperformance of value-style investments has been generally benign to Fund performance, but Eagle believes this trend may reverse itself and has positioned the Fund accordingly.

Liberty Ridge Capital, Inc. ("Liberty Ridge") notes that stock-specific factors, rather than macroeconomic themes, generally accounted for the Fund's relative results during the period. Relative gains came by and large from stock selection, while overall sector positioning detracted marginally from results.

Q. How did portfolio composition affect Fund performance?

A. During the fiscal year, stock selection in the information technology, consumer discretionary and financials sectors aided the Fund's performance relative to the Russell 2000® Index. Individual holdings that contributed to the Fund's outperformance included Sinclair Broadcast Group, First Marblehead and Mediacom Communications. Regional broadcaster Sinclair Broadcast Group made significant progress signing up major cable companies to retransmission agreements during the period. Additionally, local television revenues are projected to be stronger in 2007 than previously anticipated, given the early and heavy political spending associated with the 2008 presidential election in what is traditionally considered an "off-year" for such spending. Student loan facilitator First Marblehead recovered from what Liberty Ridge believes was an overreaction to potential client losses in the fourth quarter of 2005. Regional broadcaster Mediacom Communications benefited from low levels of competition from traditional telephone companies in its rural markets.

During the same time period, stock selection in materials, an underweight in consumer staples and an overweight in industrials detracted from relative results. Additionally Angiotech Pharmaceuticals, IMAX (no longer a Fund holding) and Stone Energy detracted from Fund returns. Specialty pharmaceutical designer Angiotech Pharmaceuticals saw sales shortfalls from its primary revenue generator, Taxus, when questions about safety arose. The market seemed unenthusiastic about the company's remaining pipeline of pharmaceuticals and the company's stock declined. Risks from a series of soon-to-be-released competitive products in the drug-eluting stent market have caused further weakness for this company's stock. Movie-theatre designer and operator IMAX disappointed investors when it failed to attract a buyer at an attractive enough bid after a five-month auction process. Lastly, Stone Energy, an oil and gas producer, disappointed the market with a failed merger agreement.

Q. What is the investment outlook for the small-cap equity market?

A. Eagle notes that its concerns over the materials, energy and utilities sectors have not materialized over the past year. The sub-advisor believes, however, that its bias against cyclical stocks will work in the Fund's favor over the longer term. Eagle was discouraged by the relative performance of cyclical stocks during the market's rough patch in late February and early March. Instead of seeing these vulnerable stocks falling more than the average, all stocks traded down more or less evenly. It is Eagle's belief that as the business cycle matures, growth rates and profitability between stable firms and variable firms may begin to diverge.

While macroeconomic preoccupations such as the direction of inflation and changes in interest rate policy tend to drive investor sentiment in the short-term, Liberty Ridge focuses on finding companies that are positioned to do well regardless of headlines in the paper. The firm believes a long-term outlook rewards investors over time and is comfortable with its current holdings.

Top Ten Holdings as of March 31, 2007

Star Gas Partners	1.2%
Vail Resorts	1.1%
Teledyne Technologies	1.1%
Orthofix International	1.1%
Affiliated Managers Group	1.1%
Washington Group International	1.1%
Wright Express	1.0%
Harman International	1.0%
Amphenol, Cl A	1.0%
Abitibi-Consolidated	1.0%
As a % of Total Fund Investments	10.7%

Small Cap Fund

OLD MUTUAL SMALL CAP FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Return as of March 31, 2007

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class Z	04/30/97	11.38%	11.20%	6.20%	12.75%
Advisor Class	12/29/00	11.11%	10.92%	5.95%	5.50%
Class A with load	09/30/03	4.73%	8.76%	n/a	13.40%
Class A without load	09/30/03	11.12%	10.93%	n/a	15.32%
Class C with load	09/30/03	9.23%	10.09%	n/a	14.44%
Class C without load	09/30/03	10.23%	10.09%	n/a	14.44%
Class R	12/20/06 [1]	n/a	n/a	n/a	4.46%[†]
Institutional Class	12/20/06 [1]	n/a	n/a	n/a	4.69%[†]
Russell 2000® Index	04/30/97	5.91%	12.00%	10.95%	10.28%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-2.

[†] Cumulative return since inception.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

As of January 1, 2006, certain of the Fund's assets began to be managed by a sub-advisor different than the Fund's former advisor, and the Fund's former advisor became a sub-advisor to the Fund. As a result, the Fund's performance prior to January 1, 2006 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Advisor Class, Class A, Class C, Class R and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.67% and 1.25%; 70.89% and 1.50%; 4.65% and 1.50%; 5.88% and 2.25%; 1.94% and 1.75%; and 1.11% and 1.10%, respectively. Expenses for Class R and Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Old Mutual Small Cap Fund – Class Z — $32,872
Russell 2000® Index — $26,416

Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on the inception date of April 30, 1997 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2007 — % of Total Fund Investments



Utilities (1%)
Telecommunications Services (1%)
Materials (4%)
Information Technology (25%)
Industrials (16%)
Health Care (14%)
Financials (18%)
Energy (5%)
Consumer Staples (1%)
Consumer Discretionary (14%)
Investment Company (1%)

Schedule of Investments

As of March 31, 2007

Description	Shares	Value (000)
Common Stock — 94.3%		
Aerospace/Defense — 1.1%		
Aerovironment*	2,030	$ 46
Teledyne Technologies*	13,055	489
Total Aerospace/Defense		535
Aerospace/Defense-Equipment — 1.0%		
BE Aerospace*	5,555	176
DRS Technologies	5,210	272
Total Aerospace/Defense-Equipment		448
Agricultural Chemicals — 0.3%		
UAP Holding	4,900	127
Total Agricultural Chemicals		127
Agricultural Operations — 0.4%		
Tejon Ranch*	3,985	188
Total Agricultural Operations		188
Airlines — 0.4%		
Republic Airways Holdings*	7,260	167
Total Airlines		167
Applications Software — 0.9%		
American Reprographics*	7,570	233
Progress Software*	6,340	198
Total Applications Software		431
Auction House/Art Dealer — 0.4%		
Sotheby's	3,785	168
Total Auction House/Art Dealer		168
Audio/Video Products — 1.0%		
Harman International	4,785	460
Total Audio/Video Products		460
Auto-Medium & Heavy Duty Trucks — 0.6%		
Oshkosh Truck	5,255	278
Total Auto-Medium & Heavy Duty Trucks		278
Auto/Truck Parts & Equipment-Original — 0.7%		
BorgWarner	4,540	342
Total Auto/Truck Parts & Equipment-Original		342
Broadcast Services/Programming — 1.0%		
Discovery Holding, Cl A*	19,600	375
Nexstar Broadcasting Group, Cl A*	8,490	82
Total Broadcast Services/Programming		457

Description	Shares	Value (000)
Building & Construction Products-Miscellaneous — 0.6%		
Drew Industries*	10,300	$ 295
Total Building & Construction Products-Miscellaneous		295
Building Products-Doors & Windows — 0.1%		
Apogee Enterprises	1,380	28
Total Building Products-Doors & Windows		28
Building Products-Light Fixtures — 0.5%		
Genlyte Group*	3,210	226
Total Building Products-Light Fixtures		226
Building-Heavy Construction — 1.0%		
Washington Group International*	7,020	466
Total Building-Heavy Construction		466
Building-Mobile Home/Manufactured Housing — 0.3%		
Williams Scotsman International*	7,380	145
Total Building-Mobile Home/ Manufactured Housing		145
Cable TV — 0.3%		
Mediacom Communications, Cl A*	17,750	144
Total Cable TV		144
Chemicals-Diversified — 0.7%		
Celanese, Ser A	7,325	226
Olin	5,715	97
Total Chemicals-Diversified		323
Chemicals-Specialty — 0.1%		
Hercules*	3,325	65
Total Chemicals-Specialty		65
Circuit Boards — 0.4%		
Park Electrochemical	6,760	183
Total Circuit Boards		183
Coal — 0.6%		
Alpha Natural Resources*	8,390	131
Massey Energy	6,930	166
Total Coal		297
Commercial Banks-Central US — 0.4%		
Irwin Financial	11,210	209
Total Commercial Banks-Central US		209
Commercial Banks-Western US — 0.7%		
SVB Financial Group*	6,310	307
Total Commercial Banks-Western US		307

Schedule of Investments

As of March 31, 2007

Description	Shares	Value (000)
Commercial Services — 0.9%		
Arbitron	5,570	$ 262
PHH*	4,430	135
Total Commercial Services		397
Commercial Services-Finance — 1.0%		
Wright Express*	15,195	461
Total Commercial Services-Finance		461
Communications Software — 0.6%		
Avid Technology*	8,390	293
Total Communications Software		293
Computer Aided Design — 0.8%		
Ansys*	7,585	385
Total Computer Aided Design		385
Computer Services — 1.3%		
IHS, Cl A*	5,805	239
Perot Systems, Cl A*	21,510	384
Total Computer Services		623
Computer Software — 0.5%		
Blackbaud	8,775	214
Total Computer Software		214
Computers-Integrated Systems — 0.7%		
Micros Systems*	6,275	339
Total Computers-Integrated Systems		339
Consulting Services — 1.4%		
Corporate Executive Board	2,770	211
CRA International*	3,930	205
LECG*	15,690	227
Total Consulting Services		643
Containers-Metal/Glass — 0.7%		
Greif, Cl A	1,560	173
Silgan Holdings	3,420	175
Total Containers-Metal/Glass		348
Data Processing/Management — 1.2%		
Acxiom	7,520	161
Dun & Bradstreet	2,405	220
Fair Isaac	5,050	195
Total Data Processing/Management		576
Dental Supplies & Equipment — 0.3%		
Sirona Dental Systems	3,915	135
Total Dental Supplies & Equipment		135

Description	Shares	Value (000)
Diagnostic Equipment — 0.6%		
Cytyc*	8,255	$ 282
Total Diagnostic Equipment		282
Diagnostic Kits — 1.1%		
Dade Behring Holdings	5,785	254
Meridian Bioscience	8,790	244
Total Diagnostic Kits		498
Dialysis Centers — 0.4%		
Dialysis Corp of America*	15,800	200
Total Dialysis Centers		200
Disposable Medical Products — 0.7%		
Arrow International	3,080	99
C.R. Bard	2,780	221
Total Disposable Medical Products		320
Distribution/Wholesale — 0.7%		
Beacon Roofing Supply*	8,120	131
Bell Microproducts*	28,520	183
Total Distribution/Wholesale		314
Diversified Manufacturing Operations — 0.8%		
ESCO Technologies*	5,820	261
Roper Industries	2,425	133
Total Diversified Manufacturing Operations		394
Diversified Operations — 0.4%		
Walter Industries	6,980	173
Total Diversified Operations		173
E-Commerce/Products — 0.4%		
Nutri/System*	3,440	180
Total E-Commerce/Products		180
Electric Products-Miscellaneous — 0.2%		
Ametek	3,352	116
Total Electric Products-Miscellaneous		116
Electronic Components-Miscellaneous — 1.1%		
Celestica*	44,620	274
Daktronics	7,985	219
Total Electronic Components-Miscellaneous		493
Electronic Components-Semiconductors — 2.7%		
Diodes*	8,315	290
DSP Group*	19,460	370
Ikanos Communications*	16,990	132
ON Semiconductor*	23,035	205

Description	Shares	Value (000)
Electronic Components-Semiconductors — continued		
Silicon Image*	7,740	$ 63
Zoran*	11,610	198
Total Electronic Components-Semiconductors		1,258
Electronic Connectors — 1.0%		
Amphenol, Cl A	7,005	452
Total Electronic Connectors		452
Electronic Design Automation — 0.7%		
Synplicity*	49,490	346
Total Electronic Design Automation		346
Electronic Measuring Instruments — 1.3%		
Flir Systems*	4,655	166
National Instruments	7,990	210
Orbotech*	9,445	208
Total Electronic Measuring Instruments		584
Electronics-Military — 0.5%		
EDO	9,280	243
Total Electronics-Military		243
Enterprise Software/Services — 1.2%		
Lawson Software*	26,340	213
Novell*	46,150	333
Total Enterprise Software/Services		546
Finance-Consumer Loans — 1.6%		
Encore Capital Group*	28,440	283
First Marblehead	3,032	136
Nelnet, Cl A	5,070	122
Portfolio Recovery Associates*	4,890	218
Total Finance-Consumer Loans		759
Finance-Other Services — 0.8%		
Asset Acceptance Capital*	25,305	392
Total Finance-Other Services		392
Financial Guarantee Insurance — 2.3%		
AMBAC Financial Group	2,755	238
MBIA	4,995	327
Primus Guaranty*	10,275	127
Ram Holdings*	9,120	139
Security Capital Assurance	8,960	253
Total Financial Guarantee Insurance		1,084
Food-Baking — 0.5%		
Flowers Foods	8,365	252
Total Food-Baking		252

Description	Shares	Value (000)
Health Care Cost Containment — 0.3%		
Hooper Holmes*	34,890	$ 156
Total Health Care Cost Containment		156
Hotels & Motels — 0.3%		
Lodgian*	9,010	120
Total Hotels & Motels		120
Human Resources — 0.4%		
Hudson Highland Group*	12,170	190
Total Human Resources		190
Industrial Audio & Video Products — 0.7%		
Dolby Laboratories, Cl A*	9,600	331
Total Industrial Audio & Video Products		331
Industrial Automation/Robot — 0.5%		
Cognex	9,820	213
Total Industrial Automation/Robot		213
Instruments-Scientific — 0.3%		
Varian*	2,100	122
Total Instruments-Scientific		122
Internet Application Software — 0.6%		
Cryptologic	7,100	178
DealerTrack Holdings*	2,815	86
Total Internet Application Software		264
Internet Security — 0.2%		
Ipass*	15,080	76
Total Internet Security		76
Investment Management/Advisory Services — 1.8%		
Affiliated Managers Group*	4,345	471
AllianceBernstein Holding	3,940	348
Total Investment Management/Advisory Services		819
Lasers-Systems/Components — 1.3%		
Electro Scientific Industries*	18,270	351
Rofin-Sinar Technologies*	4,510	267
Total Lasers-Systems/Components		618
Life/Health Insurance — 0.6%		
Stancorp Financial Group	5,815	286
Total Life/Health Insurance		286
Machinery-Pumps — 0.1%		
Graco	890	35
Total Machinery-Pumps		35

Schedule of Investments

As of March 31, 2007

Description	Shares	Value (000)
Medical Instruments — 2.6%		
Cambridge Heart*	39,900	$ 127
Edwards Lifesciences*	6,730	341
Natus Medical*	17,200	305
Symmetry Medical*	22,400	366
Techne*	1,190	68
Total Medical Instruments		1,207
Medical Products — 1.5%		
Orthofix International*	9,450	483
Syneron Medical*	8,180	221
Total Medical Products		704
Medical-Biomedical/Genetic — 2.2%		
Barrier Therapeutics*	48,610	335
Cambrex	9,700	239
Martek Biosciences*	8,960	185
Orchid Cellmark*	19,370	121
Qiagen*	9,635	165
Total Medical-Biomedical/Genetic		1,045
Medical-Drugs — 2.0%		
Angiotech Pharmaceuticals*	35,115	192
Aspreva Pharmaceuticals*	8,710	188
Axcan Pharma*	17,130	283
Valeant Pharmaceuticals International	15,050	260
Total Medical-Drugs		923
Medical-Generic Drugs — 0.7%		
Perrigo	18,580	328
Total Medical-Generic Drugs		328
Miscellaneous Manufacturing — 0.5%		
Reddy Ice Holdings	7,420	224
Total Miscellaneous Manufacturing		224
Multi-Line Insurance — 0.6%		
Assurant	4,930	264
Total Multi-Line Insurance		264
Multimedia — 0.8%		
Entravision Communications, Cl A*	12,115	113
Gemstar-TV Guide International*	61,980	260
Total Multimedia		373
Networking Products — 0.5%		
Foundry Networks*	11,415	155
Netgear*	2,050	58
Total Networking Products		213

Description	Shares	Value (000)
Non-Hazardous Waste Disposal — 0.4%		
Waste Connections*	6,517	$ 195
Total Non-Hazardous Waste Disposal		195
Office Furnishings-Original — 0.5%		
Steelcase, Cl A	12,045	240
Total Office Furnishings-Original		240
Oil Companies-Exploration & Production — 1.0%		
Southwestern Energy*	6,060	248
Stone Energy*	7,225	215
Total Oil Companies-Exploration & Production		463
Oil Field Machinery & Equipment — 1.1%		
Dril-Quip*	4,490	194
FMC Technologies*	4,695	328
Total Oil Field Machinery & Equipment		522
Oil-Field Services — 1.5%		
Key Energy Services*	12,290	201
Oceaneering International*	2,815	119
Tetra Technologies*	8,990	222
W-H Energy Services*	2,895	135
Total Oil-Field Services		677
Paper & Related Products — 2.2%		
Abitibi-Consolidated	149,340	421
Bowater	9,930	237
Caraustar Industries*	13,920	87
Neenah Paper	6,405	255
Total Paper & Related Products		1,000
Printing-Commercial — 0.6%		
Consolidated Graphics*	3,740	277
Total Printing-Commercial		277
Property/Casualty Insurance — 1.9%		
Arch Capital Group*	5,870	401
CNA Surety*	10,585	223
RLI	4,770	262
Total Property/Casualty Insurance		886
Publishing-Books — 0.9%		
John Wiley & Sons, Cl A	8,700	329
Scholastic*	3,380	105
Total Publishing-Books		434
Publishing-Periodicals — 0.5%		
Playboy Enterprises, Cl B*	23,530	242
Total Publishing-Periodicals		242

Description	Shares	Value (000)
Radio — 0.5%		
Radio One, Cl D*	33,230	$ 215
Total Radio		215
Reinsurance — 3.7%		
Allied World Assurance Holdings	2,650	114
Aspen Insurance Holdings	14,240	373
Endurance Specialty Holdings	9,620	344
IPC Holdings	3,950	114
Montpelier Re Holdings	21,350	370
Platinum Underwriters Holdings	11,910	382
Total Reinsurance		1,697
REITs-Hotels — 0.4%		
Ashford Hospitality Trust	15,350	183
Total REITs-Hotels		183
REITs-Mortgage — 1.2%		
Gramercy Capital	5,905	181
KKR Financial	13,740	377
Total REITs-Mortgage		558
REITs-Office Property — 0.3%		
American Financial Realty Trust	14,580	147
Total REITs-Office Property		147
Resorts/Theme Parks — 1.1%		
Vail Resorts*	9,215	501
Total Resorts/Theme Parks		501
Retail-Apparel/Shoe — 1.9%		
Footstar*	40,110	343
Genesco*	4,490	187
Kenneth Cole Productions, Cl A	9,560	245
Men's Wearhouse	2,645	124
Total Retail-Apparel/Shoe		899
Retail-Auto Parts — 0.5%		
Advance Auto Parts	5,620	217
Total Retail-Auto Parts		217
Retail-Bookstore — 0.3%		
Barnes & Noble	3,675	145
Total Retail-Bookstore		145
Retail-Office Supplies — 0.3%		
School Specialty*	4,220	152
Total Retail-Office Supplies		152

Description	Shares	Value (000)
Retail-Propane Distributors — 1.1%		
Star Gas Partners*	131,040	$ 512
Total Retail-Propane Distributors		512
Retail-Video Rental — 0.5%		
Blockbuster, Cl A*	33,235	214
Total Retail-Video Rental		214
S&L/Thrifts-Eastern US — 0.3%		
Brookline Bancorp	9,380	119
Total S&L/Thrifts-Eastern US		119
Satellite Telecom — 0.4%		
Loral Space & Communications*	3,720	189
Total Satellite Telecom		189
Schools — 0.9%		
Capella Education*	4,440	149
Learning Tree International*	22,050	248
Total Schools		397
Semiconductor Components-Integrated Circuits — 0.4%		
ChipMOS TECHNOLOGIES*	24,680	171
Total Semiconductor Components-Integrated Circuits		171
Semiconductor Equipment — 2.3%		
Brooks Automation*	16,580	284
Cabot Microelectronics*	6,230	209
Entegris*	21,295	228
MKS Instruments*	6,570	168
Ultratech*	11,800	160
Total Semiconductor Equipment		1,049
Specified Purpose Acquisition — 0.2%		
Marathon Acquisition*	10,600	97
Total Specified Purpose Acquisition		97
Steel Pipe & Tube — 0.5%		
Mueller Water Products, Cl A	13,840	191
Mueller Water Products, Cl B	3,266	44
Total Steel Pipe & Tube		235
Telecommunications Equipment — 2.2%		
CommScope*	8,640	371
Plantronics	14,040	331
Tollgrade Communications*	24,830	312
Total Telecommunications Equipment		1,014

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2007

Description	Shares	Value (000)
Telecommunications Equipment-Fiber Optics — 0.2%		
Oplink Communications*	6,480	$ 116
Total Telecommunications Equipment-Fiber Optics		116
Telecommunications Services — 1.3%		
Mastec*	21,430	236
NeuStar, Cl A*	8,555	243
Time Warner Telecom, Cl A*	4,995	104
Total Telecommunications Services		583
Telephone-Integrated — 0.3%		
IDT, Cl B	13,580	154
Total Telephone-Integrated		154
Television — 0.4%		
Sinclair Broadcast Group, Cl A	11,370	176
Total Television		176
Transport-Equipment & Leasing — 0.6%		
GATX	3,710	178
Greenbrier	3,380	90
Total Transport-Equipment & Leasing		268
Travel Services — 0.7%		
Ambassadors Group	10,000	332
Total Travel Services		332
Veterinary Diagnostics — 0.1%		
Animal Health International*	5,405	65
Total Veterinary Diagnostics		65
Wire & Cable Products — 0.7%		
General Cable*	5,720	306
Total Wire & Cable Products		306
Total Common Stock (Cost $38,410)		43,747
Investment Company — 0.5%		
Index Fund-Small Cap — 0.5%		
iShares Russell 2000 Index Fund	2,900	$ 230
Total Investment Company (Cost $204)		230
Total Investments — 94.8% (Cost $38,614)		43,977
Other Assets and Liabilities, Net — 5.2%		2,412
Net Assets — 100.0%		$ 46,389

For descriptions of abbreviations and footnotes, please refer to page 114.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL STRATEGIC SMALL COMPANY FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisors: Copper Rock Capital Partners, LLC; Eagle Asset Management, Inc.; and Liberty Ridge Capital, Inc.

Q. How did the Fund perform relative to its benchmarks?

A. For the fiscal year ended March 31, 2007, the Old Mutual Strategic Small Company Fund's (the "Fund") Class Z shares posted a 5.12% return, underperforming the 5.91% return of its benchmark, the Russell 2000® Index. Performance for all share classes can be found on page 84.

Q. What investment environment did the Fund face during the past year?

A. During the fiscal year, the markets exhibited notable volatility. The second and third quarters of 2006 were marked by weakening consumer sentiment, rising energy prices, rising interest rates and uncertainty over inflation, all contributing to fears of a possible recession. In this environment the Federal Reserve held interest rates steady after 17 consecutive increases. Toward the end of the summer and in early September, energy prices fell and consumer sentiment gained strength heading into the holiday season. Despite a solid fourth quarter in 2006 and first quarter in 2007, fundamental growth managers still saw some of the uncertainty that played out earlier in 2006. Energy prices started to rise in early 2007 and the market was temporarily rocked by two events. First, it reacted negatively to news that subprime mortgage defaults were more prevalent than previously announced. Though the market's reaction was pronounced, investors took a relatively sensible perspective and the market did not experience sharp selloffs, unlike in the second and third quarters of 2006 when stocks with no known fundamental problems experienced sharp selloffs. Second, concerns about possible slowing growth in the Chinese markets triggered further selling. This situation was also short lived but demonstrated the impact the Chinese economy now has on the global economy and investor sentiment in the United States. In March, those concerns subsided and the market began to rally, with leadership generally coming from faster growing companies.

Q. Which market factors influenced the Fund's relative performance?

A. The investment environment described above was difficult for active growth managers to navigate, particularly in the second and third quarters of 2006. During this period, companies with growth rates that are normally attractive to Copper Rock Capital Partners, LLC ("Copper Rock"), experienced little, if any, growth. The market came back in-line at the end of September and rewarded Copper Rock's small-cap growth, fundamentals-first approach.

Eagle Asset Management, Inc. ("Eagle") notes that volatility in commodity stocks, the outperformance of value-style investments and the outperformance of small-cap stocks influenced Fund performance during the period. Moreover, Eagle notes that strong performance from the yield sector of the market– an area generally under-owned by the small-cap market and believed by many strategists to be historically overvalued – presented headwinds for small-cap managers. The yield sector does not typically correspond to Eagle's characteristic investment strategy for the portion of the Fund that it oversees.

Liberty Ridge Capital, Inc. ("Liberty Ridge") notes that stock-specific factors, rather than macroeconomic themes, generally accounted for its portion of the Fund's relative results during the 12 months ended March 31, 2007. Relative gains came by and large from stock selection, while overall sector positioning detracted marginally from results.

Performance Highlights

- *For the fiscal year ended March 31, 2007, the Fund's Class Z shares posted a 5.12% return, under-performing the 5.91% return of its benchmark, the Russell 2000® Index.*

- *Stock selection in the information technology, telecommunications services and financials sectors contributed to the Fund's relative performance during the fiscal year ended March 31, 2007.*

- *Stock holdings in CommScope, Cogent Communications Group and General Cable contributed to the Fund's absolute gains.*

- *The materials and energy sectors, led by stock selection, detracted from the Fund's relative performance while an overweight in health care also weighted on returns.*

- *Stocks such as Rackable Systems (no longer a Fund holding), Neoware (no longer a Fund holding) and Keryx Biopharmaceuticals eroded the Fund's absolute performance.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisors: Copper Rock Capital Partners, LLC; Eagle Asset Management, Inc.; and Liberty Ridge Capital, Inc.

Top Ten Holdings as of March 31, 2007

Affiliated Managers Group	1.8%
BE Aerospace	1.5%
Psychiatric Solutions	1.3%
CommScope	1.2%
DealerTrack Holdings	1.1%
Blackboard	1.1%
Dresser-Rand Group	1.0%
Radiation Therapy Services	1.0%
Pinnacle Entertainment	1.0%
Cbeyond	1.0%
As a % of Total Fund Investments	12.0%

Q. How did portfolio composition affect Fund performance?

A. Stock selection in the information technology, telecommunications services and financials sectors contributed to the Fund's relative performance during the fiscal year ended March 31, 2007. Additionally, stock holdings in CommScope, Cogent Communications Group and General Cable contributed to the Fund's absolute gains. These companies have benefited from the push to finish installing the "last mile" of cable to homes and businesses and the need to constantly enhance services to provide faster video over the Internet. CommScope is a provider of cabling and connectivity solutions for communications networks and service providers. Most of the company's business provides cable services for communications infrastructure. Currently, CommScope is profiting from the expansion of cable/broadband networks to enable video over the Internet and the ability to raise prices for the first time in six years. The company's bottom line growth exceeded top line growth, factors that Copper Rock seeks when selecting a stock. Cogent Communications Group is an Internet service provider that packages high quality bandwidth at lower costs and the company has seen revenues increase since early 2006. Cogent Communications' proprietary technology is capitalizing on the expanding use of virtual networks that allow corporations to operate efficiently with multiple locations rather than a central campus. General Cable, a manufacturer and distributor of cabling products and copper, aluminum and fiber optic wire, benefited from the "cabling and communications cycle" described above to finish installation of cable services to homes and businesses and to enable video and other communication over the Internet.

Stock selection in the materials and energy sectors detracted from the Fund's relative performance while an overweight in health care also weighted on returns. At the same time, stocks such as Rackable Systems (no longer a Fund holding), Neoware (no longer a Fund holding) and Keryx Biopharmaceuticals eroded the Fund's absolute performance. Despite contributions from the information technology sector, Rackable Systems and Neoware were affected by company-specific factors during the period. Rackable Systems engages in the design, manufacture and implementation of computer servers and storage systems in the United States and was hurt by increasing competition during the period. Thin-client computing solution provider Neoware announced lower than expected sales and the stock underperformed. Keryx Biopharmaceuticals develops and markets pharmaceutical products for life threatening diseases including cancer and diabetes. At the end of 2007 but more likely 2008, the company is expected to release data on one of its drugs which prolongs kidney function in some diabetics. Due to the timing of the data release, the investor community has taken a wait and see attitude, which has impacted the stock's value. Copper Rock continues to hold the stock in anticipation that the stock will trade favorably upon the release.

Q. What is the investment outlook for the small-cap equity market?

A. Heading into the second quarter of 2007, Copper Rock continues to manage its portion of the Fund with its fundamentals-first, bottom-up approach. Despite signs of moderate slowing in the U.S. economy and some underlying risks of rising inflation, there is still liquidity in the equity market, which is positive for cash rich, small-cap companies. Copper Rock continues to believe that inflation can be contained, that a recession is not on the horizon and that the stage is set for the markets to experience a mid-cycle slowdown which has historically led stocks to rally. If the economy does experience a mid-cycle slowdown, Copper Rock believes that the Federal Reserve might ease interest rates in the second half of 2007 and that such a scenario may bode well for small-cap companies and growth in general.

Eagle notes that its concerns over the materials, energy and utilities sectors have not materialized over the past year. The sub-advisor believes, however, that its bias against cyclical stocks will work in the Fund's favor over the longer term. Eagle was discouraged by the relative performance of cyclical stocks during the market's rough patch in late February and early March. Instead of seeing these vulnerable stocks falling more than the average, all stocks traded down more or less evenly. It is Eagle's belief that as the business cycle matures, growth rates and profitability between stable firms and variable firms may begin to diverge.

While macroeconomic preoccupations such as the direction of inflation and changes in interest rate policy tend to drive investor sentiment in the short-term, Liberty Ridge focuses on finding companies that are positioned to do well regardless of headlines in the paper. The firm believes a long-term outlook rewards investors over time and is comfortable with its current holdings.

Strategic Small Company Fund

OLD MUTUAL STRATEGIC SMALL COMPANY FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Return as of March 31, 2007

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	12/31/96	5.12%	10.23%	6.50%	11.45%	9.86%
Advisor Class	08/30/02	4.82%	9.96%	n/a	n/a	14.94%
Class A with load	07/31/03	(1.17)%	7.81%	n/a	n/a	10.86%
Class A without load	07/31/03	4.88%	9.95%	n/a	n/a	12.68%
Class C with load	07/31/03	3.32%	9.13%	n/a	n/a	11.83%
Class C without load	07/31/03	4.07%	9.13%	n/a	n/a	11.83%
Class R	12/20/06 [1]	n/a	n/a	n/a	n/a	4.02%[†]
Institutional Class	12/20/06 [1]	n/a	n/a	n/a	n/a	4.25%[†]
Russell 2000® Index	12/31/96	5.91%	12.00%	10.95%	10.23%	9.40%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-2.

[†] Cumulative return since inception.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

As of January 1, 2006, certain of the Fund's assets began to be managed by sub-advisors different than the Fund's former advisor, and the Fund's former advisor became a sub-advisor to the Fund. As a result, the Fund's performance prior to January 1, 2006 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Advisor Class, Class A, Class C, Class R and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.63% and 1.35%; 2.17% and 1.60%; 2.13% and 1.60%; 7.29% and 2.35%; 1.91% and 1.83%; and 1.09% and 1.08%, respectively. Expenses for Class R and Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1997 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2007 — % of Total Fund Investments



SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2007

Description	Shares	Value (000)
Common Stock — 99.0%		
Aerospace/Defense — 0.6%		
Aerovironment*	910	$ 21
Teledyne Technologies*	5,815	218
Total Aerospace/Defense		239
Aerospace/Defense-Equipment — 1.8%		
BE Aerospace*	17,833	565
DRS Technologies	2,320	121
Total Aerospace/Defense-Equipment		686
Agricultural Chemicals — 0.1%		
UAP Holding	2,110	55
Total Agricultural Chemicals		55
Agricultural Operations — 0.2%		
Tejon Ranch*	1,857	88
Total Agricultural Operations		88
Airlines — 0.2%		
Republic Airways Holdings*	3,160	73
Total Airlines		73
Applications Software — 1.3%		
American Reprographics*	9,361	288
Nuance Communications*	8,186	125
Progress Software*	2,655	83
Total Applications Software		496
Auction House/Art Dealer — 0.6%		
Sotheby's	4,695	209
Total Auction House/Art Dealer		209
Audio/Video Products — 0.8%		
DTS*	4,607	112
Harman International	2,105	202
Total Audio/Video Products		314
Auto-Medium & Heavy Duty Trucks — 0.9%		
Force Protection*	10,706	201
Oshkosh Truck	2,315	123
Total Auto-Medium & Heavy Duty Trucks		324
Auto/Truck Parts & Equipment-Original — 1.0%		
Amerigon*	19,193	239
BorgWarner	1,895	143
Total Auto/Truck Parts & Equipment-Original		382
Broadcast Services/Programming — 0.5%		
Discovery Holding, Cl A*	8,720	167
Nexstar Broadcasting Group, Cl A*	3,703	35
Total Broadcast Services/Programming		202

Description	Shares	Value (000)
Building & Construction Products-Miscellaneous — 0.3%		
Drew Industries*	4,540	$ 130
Total Building & Construction Products-Miscellaneous		130
Building Products-Doors & Windows — 0.0%		
Apogee Enterprises	595	12
Total Building Products-Doors & Windows		12
Building Products-Light Fixtures — 0.3%		
Genlyte Group*	1,340	95
Total Building Products-Light Fixtures		95
Building-Heavy Construction — 0.5%		
Washington Group International*	3,080	205
Total Building-Heavy Construction		205
Building-Mobile Home/Manufactured Housing — 0.2%		
Williams Scotsman International*	3,300	65
Total Building-Mobile Home/ Manufactured Housing		65
Cable TV — 0.2%		
Mediacom Communications, Cl A*	7,732	63
Total Cable TV		63
Chemicals-Diversified — 0.4%		
Celanese, Ser A	3,115	96
Olin	2,630	45
Total Chemicals-Diversified		141
Chemicals-Specialty — 0.1%		
Hercules*	1,442	28
Total Chemicals-Specialty		28
Circuit Boards — 0.2%		
Park Electrochemical	3,140	85
Total Circuit Boards		85
Coal — 0.4%		
Alpha Natural Resources*	3,860	60
Massey Energy	3,100	75
Total Coal		135
Commercial Banks-Central US — 0.3%		
Irwin Financial	5,150	96
Total Commercial Banks-Central US		96
Commercial Banks-Eastern US — 0.7%		
Signature Bank*	8,664	282
Total Commercial Banks-Eastern US		282

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2007

Description	Shares	Value (000)
Commercial Banks-Western US — 0.7%		
Community Bancorp*	3,689	$ 113
SVB Financial Group*	2,934	143
Total Commercial Banks-Western US		256
Commercial Services — 1.9%		
Arbitron	2,520	118
ExlService Holdings*	6,400	132
PeopleSupport*	9,611	110
PHH*	1,800	55
TeleTech Holdings*	8,586	315
Total Commercial Services		730
Commercial Services-Finance — 0.6%		
Wright Express*	6,897	209
Total Commercial Services-Finance		209
Communications Software — 0.3%		
Avid Technology*	3,750	131
Total Communications Software		131
Computer Aided Design — 0.4%		
Ansys*	3,295	167
Total Computer Aided Design		167
Computer Services — 1.1%		
IHS, Cl A*	2,585	106
Perot Systems, Cl A*	9,352	167
Syntel	4,440	154
Total Computer Services		427
Computer Software — 0.7%		
Blackbaud	3,660	90
Double-Take Software*	13,710	185
Total Computer Software		275
Computers-Integrated Systems — 0.9%		
Micros Systems*	2,625	142
Riverbed Technology*	7,505	207
Total Computers-Integrated Systems		349
Consulting Services — 2.1%		
Advisory Board*	5,898	298
Corporate Executive Board	2,455	186
CRA International*	1,640	86
Huron Consulting Group*	1,884	115
LECG*	7,020	102
Total Consulting Services		787
Containers-Metal/Glass — 0.4%		
Greif, Cl A	650	72
Silgan Holdings	1,425	73
Total Containers-Metal/Glass		145

Description	Shares	Value (000)
Data Processing/Management — 1.1%		
Acxiom	3,270	$ 70
Commvault Systems*	9,575	155
Dun & Bradstreet	1,005	92
Fair Isaac	2,200	85
Total Data Processing/Management		402
Dental Supplies & Equipment — 0.1%		
Sirona Dental Systems	1,630	56
Total Dental Supplies & Equipment		56
Diagnostic Equipment — 0.3%		
Cytyc*	3,770	129
Total Diagnostic Equipment		129
Diagnostic Kits — 1.2%		
Dade Behring Holdings	2,640	115
Meridian Bioscience	3,810	106
Quidel*	20,232	243
Total Diagnostic Kits		464
Dialysis Centers — 0.2%		
Dialysis Corp of America*	6,880	87
Total Dialysis Centers		87
Disposable Medical Products — 0.4%		
Arrow International	1,335	43
C.R. Bard	1,225	97
Total Disposable Medical Products		140
Distribution/Wholesale — 0.4%		
Beacon Roofing Supply*	3,770	61
Bell Microproducts*	13,220	85
Total Distribution/Wholesale		146
Diversified Manufacturing Operations — 0.4%		
ESCO Technologies*	2,435	109
Roper Industries	825	45
Total Diversified Manufacturing Operations		154
Diversified Operations — 0.2%		
Walter Industries	3,000	74
Total Diversified Operations		74
E-Commerce/Products — 0.2%		
Nutri/System*	1,540	81
Total E-Commerce/Products		81
E-Services/Consulting — 0.4%		
Perficient*	7,090	140
Total E-Services/Consulting		140

Description	Shares	Value (000)
Educational Software — 1.1%		
Blackboard*	12,126	$ 408
Total Educational Software		408
Electric Products-Miscellaneous — 0.1%		
Ametek	1,532	53
Total Electric Products-Miscellaneous		53
Electronic Components-Miscellaneous — 0.6%		
Celestica*	19,970	123
Daktronics	3,465	95
Total Electronic Components-Miscellaneous		218
Electronic Components-Semiconductors — 2.5%		
Applied Micro Circuits*	56,760	207
Diodes*	3,465	121
DSP Group*	8,670	165
Ikanos Communications*	7,280	57
Netlogic Microsystems*	6,812	181
ON Semiconductor*	9,775	87
Silicon Image*	3,370	27
Zoran*	5,390	92
Total Electronic Components-Semiconductors		937
Electronic Connectors — 0.5%		
Amphenol, Cl A	2,935	190
Total Electronic Connectors		190
Electronic Design Automation — 0.9%		
Comtech Group*	11,166	195
Synplicity*	22,360	157
Total Electronic Design Automation		352
Electronic Measuring Instruments — 1.4%		
Flir Systems*	1,940	69
Itron*	4,473	291
National Instruments	3,440	90
Orbotech*	4,110	91
Total Electronic Measuring Instruments		541
Electronics-Military — 0.3%		
EDO	4,140	108
Total Electronics-Military		108
Enterprise Software/Services — 1.8%		
Concur Technologies*	13,263	232
Lawson Software*	12,090	98
Novell*	19,970	144
Ultimate Software Group*	8,218	215
Total Enterprise Software/Services		689
Entertainment Software — 0.8%		
THQ*	8,319	284
Total Entertainment Software		284

Description	Shares	Value (000)
Finance-Commercial — 0.2%		
NewStar Financial*	4,996	$ 84
Total Finance-Commercial		84
Finance-Consumer Loans — 0.9%		
Encore Capital Group*	13,000	129
First Marblehead	1,337	60
Nelnet, Cl A	2,270	55
Portfolio Recovery Associates*	2,379	106
Total Finance-Consumer Loans		350
Finance-Investment Banker/Broker — 0.1%		
Evercore Partners, Cl A	1,012	32
Total Finance-Investment Banker/Broker		32
Finance-Other Services — 1.7%		
Asset Acceptance Capital*	11,497	178
GFI Group*	3,833	260
International Securities Exchange Holdings	4,507	220
Total Finance-Other Services		658
Financial Guarantee Insurance — 1.3%		
AMBAC Financial Group	1,255	109
MBIA	2,280	149
Primus Guaranty*	4,450	55
Ram Holdings*	3,940	60
Security Capital Assurance	3,860	109
Total Financial Guarantee Insurance		482
Food-Baking — 0.3%		
Flowers Foods	3,625	109
Total Food-Baking		109
Food-Miscellaneous/Diversified — 0.4%		
SunOpta*	13,706	163
Total Food-Miscellaneous/Diversified		163
Gambling (Non-Hotel) — 1.0%		
Pinnacle Entertainment*	12,415	361
Total Gambling (Non-Hotel)		361
Health Care Cost Containment — 0.2%		
Hooper Holmes*	16,190	72
Total Health Care Cost Containment		72
Hotels & Motels — 0.1%		
Lodgian*	4,030	54
Total Hotels & Motels		54
Human Resources — 0.9%		
Hudson Highland Group*	5,700	89
Kenexa*	7,657	238
Total Human Resources		327

OLD MUTUAL STRATEGIC SMALL COMPANY FUND — continued

SCHEDULE OF INVESTMENTS

As of March 31, 2007

Description	Shares	Value (000)
Import/Export — 0.2%		
Castle Brands*	10,980	$ 76
Total Import/Export		76
Industrial Audio & Video Products — 0.7%		
Dolby Laboratories, Cl A*	4,020	139
SRS Labs*	8,847	123
Total Industrial Audio & Video Products		262
Industrial Automation/Robot — 0.2%		
Cognex	4,250	92
Total Industrial Automation/Robot		92
Instruments-Scientific — 0.1%		
Varian*	960	56
Total Instruments-Scientific		56
Internet Application Software — 1.7%		
Cryptologic	3,300	82
DealerTrack Holdings*	13,300	409
Vocus*	8,057	162
Total Internet Application Software		653
Internet Connective Services — 0.7%		
Cogent Communications Group*	11,719	277
Total Internet Connective Services		277
Internet Financial Services — 0.6%		
Online Resources*	19,660	226
Total Internet Financial Services		226
Internet Infrastructure Software — 0.4%		
Opsware*	19,052	138
Total Internet Infrastructure Software		138
Internet Security — 0.1%		
Ipass*	6,750	34
Total Internet Security		34
Investment Management/Advisory Services — 2.2%		
Affiliated Managers Group*	6,194	671
AllianceBernstein Holding	1,725	153
Total Investment Management/Advisory Services		824
Lasers-Systems/Components — 0.7%		
Electro Scientific Industries*	8,160	157
Rofin-Sinar Technologies*	1,985	117
Total Lasers-Systems/Components		274
Life/Health Insurance — 0.3%		
Stancorp Financial Group	2,520	124
Total Life/Health Insurance		124

Description	Shares	Value (000)
Machinery-Pumps — 0.0%		
Graco	390	$ 15
Total Machinery-Pumps		15
Medical Imaging Systems — 0.3%		
Vital Images*	3,706	123
Total Medical Imaging Systems		123
Medical Information Systems — 0.7%		
Allscripts Healthcare Solutions*	9,405	252
Total Medical Information Systems		252
Medical Instruments — 2.7%		
Abaxis*	3,170	77
Cambridge Heart*	17,860	57
Conceptus*	16,681	333
Edwards Lifesciences*	3,075	156
Micrus Endovascular*	2,905	69
Natus Medical*	7,760	138
Symmetry Medical*	10,030	164
Techne*	520	30
Total Medical Instruments		1,024
Medical Products — 0.8%		
Orthofix International*	4,095	209
Syneron Medical*	3,780	102
Total Medical Products		311
Medical-Biomedical/Genetic — 2.2%		
Barrier Therapeutics*	22,430	155
Cambrex	4,340	107
Keryx Biopharmaceuticals*	17,477	184
Lifecell*	7,865	196
Martek Biosciences*	3,900	80
Orchid Cellmark*	8,650	54
Qiagen*	4,190	72
Total Medical-Biomedical/Genetic		848
Medical-Drugs — 2.3%		
Angiotech Pharmaceuticals*	14,914	82
Aspreva Pharmaceuticals*	3,900	84
Axcan Pharma*	7,460	123
Indevus Pharmaceuticals*	14,290	101
Medicis Pharmaceutical, Cl A	4,330	133
Santarus*	34,054	240
Valeant Pharmaceuticals International	6,730	116
Total Medical-Drugs		879
Medical-Generic Drugs — 0.4%		
Perrigo	8,779	155
Total Medical-Generic Drugs		155

Description	Shares	Value (000)
Medical-Outpatient/Home Medical — 1.0%		
Radiation Therapy Services*	11,997	$ 368
Total Medical-Outpatient/Home Medical		368
Metal Processors & Fabricators — 0.2%		
Ladish*	2,191	82
Total Metal Processors & Fabricators		82
Miscellaneous Manufacturing — 0.3%		
Reddy Ice Holdings	3,215	97
Total Miscellaneous Manufacturing		97
Multi-Line Insurance — 0.3%		
Assurant	2,250	121
Total Multi-Line Insurance		121
Multimedia — 0.4%		
Entravision Communications, Cl A*	5,337	50
Gemstar-TV Guide International*	28,760	120
Total Multimedia		170
Networking Products — 0.8%		
Foundry Networks*	5,296	72
Netgear*	950	27
Switch & Data Facilities*	11,558	209
Total Networking Products		308
Non-Hazardous Waste Disposal — 0.2%		
Waste Connections*	2,745	82
Total Non-Hazardous Waste Disposal		82
Office Furnishings-Original — 0.3%		
Steelcase, Cl A	5,040	100
Total Office Furnishings-Original		100
Oil Companies-Exploration & Production — 2.0%		
Arena Resources*	3,430	172
ATP Oil & Gas*	5,316	200
Parallel Petroleum*	8,090	186
Southwestern Energy*	2,660	109
Stone Energy*	3,322	98
Total Oil Companies-Exploration & Production		765
Oil Field Machinery & Equipment — 1.9%		
Dresser-Rand Group*	12,563	383
Dril-Quip*	1,965	85
FMC Technologies*	2,145	149
Metretek Technologies*	8,974	120
Total Oil Field Machinery & Equipment		737
Oil-Field Services — 1.2%		
Key Energy Services*	5,350	88
Oceaneering International*	1,220	51

Description	Shares	Value (000)
Oil-Field Services — continued		
Tetra Technologies*	4,000	$ 99
W-H Energy Services*	4,565	213
Total Oil-Field Services		451
Paper & Related Products — 1.2%		
Abitibi-Consolidated	66,370	187
Bowater	4,610	110
Caraustar Industries*	6,300	39
Neenah Paper	2,859	114
Total Paper & Related Products		450
Physical Therapy/Rehabilitation Centers — 1.3%		
Psychiatric Solutions*	12,273	495
Total Physical Therapy/Rehabilitation Centers		495
Printing-Commercial — 0.3%		
Consolidated Graphics*	1,660	123
Total Printing-Commercial		123
Property/Casualty Insurance — 1.0%		
Arch Capital Group*	2,445	167
CNA Surety*	4,585	97
RLI	2,065	113
Total Property/Casualty Insurance		377
Publishing-Books — 0.5%		
John Wiley & Sons, Cl A	3,865	146
Scholastic*	1,507	47
Total Publishing-Books		193
Publishing-Periodicals — 0.3%		
Playboy Enterprises, Cl B*	11,100	114
Total Publishing-Periodicals		114
Radio — 0.3%		
Radio One, Cl D*	15,152	98
Total Radio		98
Reinsurance — 2.0%		
Allied World Assurance Holdings	1,150	49
Aspen Insurance Holdings	6,416	168
Endurance Specialty Holdings	4,212	151
IPC Holdings	1,715	49
Montpelier Re Holdings	9,610	167
Platinum Underwriters Holdings	5,410	174
Total Reinsurance		758
REITs-Hotels — 0.2%		
Ashford Hospitality Trust	6,513	78
Total REITs-Hotels		78

OLD MUTUAL STRATEGIC SMALL COMPANY FUND — concluded

SCHEDULE OF INVESTMENTS

As of March 31, 2007

Description	Shares	Value (000)
REITs-Mortgage — 0.6%		
Gramercy Capital	2,600	$ 80
KKR Financial	5,970	164
Total REITs-Mortgage		244
REITs-Office Property — 0.2%		
American Financial Realty Trust	6,315	64
Total REITs-Office Property		64
Resorts/Theme Parks — 0.6%		
Vail Resorts*	3,990	217
Total Resorts/Theme Parks		217
Retail-Apparel/Shoe — 1.0%		
Footstar*	17,900	153
Genesco*	1,905	79
Kenneth Cole Productions, Cl A	4,200	108
Men's Wearhouse	1,175	55
Total Retail-Apparel/Shoe		395
Retail-Auto Parts — 0.3%		
Advance Auto Parts	2,730	105
Total Retail-Auto Parts		105
Retail-Bookstore — 0.2%		
Barnes & Noble	1,530	60
Total Retail-Bookstore		60
Retail-Discount — 0.6%		
Citi Trends*	5,103	218
Total Retail-Discount		218
Retail-Office Supplies — 0.2%		
School Specialty*	1,830	66
Total Retail-Office Supplies		66
Retail-Propane Distributors — 0.6%		
Star Gas Partners*	58,640	229
Total Retail-Propane Distributors		229
Retail-Restaurants — 0.7%		
BJ's Restaurants*	4,851	103
Chipotle Mexican Grill, Cl A*	2,484	154
Total Retail-Restaurants		257
Retail-Sporting Goods — 1.1%		
Hibbett Sports*	7,251	207
Zumiez*	5,277	212
Total Retail-Sporting Goods		419
Retail-Video Rental — 0.3%		
Blockbuster, Cl A*	14,871	96
Total Retail-Video Rental		96

Description	Shares	Value (000)
S&L/Thrifts-Eastern US — 0.1%		
Brookline Bancorp	4,320	$ 55
Total S&L/Thrifts-Eastern US		55
Satellite Telecom — 0.2%		
Loral Space & Communications*	1,670	85
Total Satellite Telecom		85
Schools — 2.8%		
Capella Education*	8,744	293
DeVry	2,212	65
ITT Educational Services*	3,357	274
Learning Tree International*	10,150	114
Strayer Education	2,452	306
Total Schools		1,052
Semiconductor Components-Integrated Circuits — 0.2%		
ChipMOS TECHNOLOGIES*	10,760	74
Total Semiconductor Components-Integrated Circuits		74
Semiconductor Equipment — 3.0%		
Brooks Automation*	7,630	131
Cabot Microelectronics*	2,790	93
Entegris*	9,415	101
MKS Instruments*	2,855	73
Tessera Technologies*	8,023	319
Ultratech*	4,810	65
Varian Semiconductor Equipment Associates*	6,388	341
Total Semiconductor Equipment		1,123
Specified Purpose Acquisition — 0.1%		
Marathon Acquisition*	4,740	44
Total Specified Purpose Acquisition		44
Steel Pipe & Tube — 0.3%		
Mueller Water Products, Cl A	6,400	88
Mueller Water Products, Cl B	1,458	20
Total Steel Pipe & Tube		108
Telecommunications Equipment — 2.0%		
CommScope*	10,883	467
Plantronics	6,600	156
Tollgrade Communications*	11,170	140
Total Telecommunications Equipment		763
Telecommunications Equipment-Fiber Optics — 0.1%		
Oplink Communications*	2,800	50
Total Telecommunications Equipment-Fiber Optics		50

Description	Shares	Value (000)
Telecommunications Services — 3.1%		
Cbeyond*	12,242	$ 359
Lightbridge*	5,600	99
Mastec*	10,000	110
NeuStar, Cl A*	3,705	105
Orbcomm*	13,194	168
Time Warner Telecom, Cl A*	15,320	318
Total Telecommunications Services		1,159
Telephone-Integrated — 0.2%		
IDT, Cl B	5,920	67
Total Telephone-Integrated		67
Television — 0.2%		
Sinclair Broadcast Group, Cl A	4,946	76
Total Television		76
Therapeutics — 0.5%		
Theravance*	6,912	204
Total Therapeutics		204
Transactional Software — 1.2%		
Innerworkings*	18,896	223
VeriFone Holdings*	6,258	230
Total Transactional Software		453
Transport-Equipment & Leasing — 0.3%		
GATX	1,694	81
Greenbrier	1,520	41
Total Transport-Equipment & Leasing		122
Travel Services — 0.4%		
Ambassadors Group	4,335	144
Total Travel Services		144
Veterinary Diagnostics — 0.1%		
Animal Health International*	2,375	29
Total Veterinary Diagnostics		29
Web Hosting/Design — 0.6%		
Equinix*	2,711	232
Total Web Hosting/Design		232
Wire & Cable Products — 0.2%		
General Cable*	1,250	67
Total Wire & Cable Products		67

Description	Shares/Face Amount (000)	Value (000)
Wound, Burn & Skin Care — 0.4%		
Obagi Medical Products*	10,855	$ 160
Total Wound, Burn & Skin Care		160
X-Ray Equipment — 0.9%		
Hologic*	5,642	325
Total X-Ray Equipment		325
Total Common Stock (Cost $32,699)		37,598
Repurchase Agreement — 1.1%		
Morgan Stanley 5.05%, dated 03/30/07, to be repurchased on 04/02/07, repurchase price $430,123 (collaterlized by a U.S. Treasury obligation, par value $402,473, 2.375%, 01/15/25, total market value $438,554)(D)	$430	430
Total Repurchase Agreement (Cost $430)		430
Total Investments — 100.1% (Cost $33,129)		38,028
Other Assets and Liabilities, Net — (0.1)%		(52)
Net Assets — 100.0%		$ 37,976

For descriptions of abbreviations and footnotes, please refer to page 114.

The accompanying notes are an integral part of the financial statements.

Old Mutual TS&W Small Cap Value Fund

Management Overview (Unaudited)
Sub-Advisor: Thompson, Siegel & Walmsley, Inc.

Performance Highlights

- *For the one-year period ended March 31, 2007, the Fund's Class Z shares posted an 8.80% return, underperforming the 10.38% return of its benchmark, the Russell 2000® Value Index.*

- *Led primarily by stock selection, the financials and information technology sectors contributed positively to the Fund's performance during the period.*

- *Stock selection in materials, industrials and consumer discretionary detracted from the Fund's performance relative to the Russell 2000® Value Index.*

- *AGCO, Jones Lang LaSalle and Energen contributed to the Fund's positive performance during the fiscal year.*

- *Individual holdings that detracted from relative results included American Science & Engineering, JOS A Bank Clothiers and DRS Technologies (no longer a Fund holding).*

Q. How did the Fund perform relative to its benchmarks?

A. For the one-year period ended March 31, 2007, the Old Mutual TS&W Small Cap Value Fund's (the "Fund") Class Z shares posted an 8.80% return, underperforming the 10.38% return of its benchmark, the Russell 2000® Value Index. Performance for all share classes can be found on page 94.

Q. What investment environment did the Fund face during the past year?

A. The investment environment during the fiscal year was generally positive for small-cap stocks. As noted above, the Russell 2000® Value Index gained 10.38% for the period, with each of the 10 economic sectors that make up the Index delivering positive returns for the 12-month period. A flat-to-inverted yield curve (a situation that arises when long-term bonds yield the same or less than their short-term counterparts) and fears of an economic deceleration or recession aided the performance of more defensive sectors, such as consumer staples, which posted the strongest gains. Conversely, the technology and financial services sectors produced the weakest, albeit still positive, returns. Divergent economic forecasts also contributed to an environment characterized by a high degree of volatility, as a shift in investor psychology toward defensive stocks precipitated changes in market leadership. Finally, Thompson, Siegel & Walmsley, Inc. ("TS&W") notes that lower quality stocks with negative earnings also outperformed during the period.

Q. Which market factors influenced the Fund's relative performance?

A. Companies with negative earnings, where the Fund has negligible exposure, enjoyed above-average performance during the period, as did stocks priced below $5 per share. In the context of a "junk rally" (and given the bias toward high quality stocks in the Fund's portfolio) TS&W was pleased with the Fund's performance. While the above-referenced volatility and shift in investor psychology can negatively impact short-term results, the sub-advisor believes periods such as these are typically brief in duration and refrains from implementing pronounced changes in investment strategy. In short, TS&W believes that sticking to its disciplined investment process is the best way to add value to the Fund over the long term.

Q. How did portfolio composition affect Fund performance?

A. Led primarily by stock selection, the financials and information technology sectors contributed positively to the Fund's performance during the period. An overweight in the energy sector also added value. Individual holdings in AGCO, Jones Lang LaSalle and Energen contributed to the Fund's positive performance during the fiscal year. AGCO, a manufacturer and worldwide distributor of agricultural equipment and related replacement parts was aided by a strong improvement in the North American farming business. Jones Lang LaSalle, an integrated real estate and investment management services firm, produced strong gains as an improvement in commercial real estate trends helped the firm's business. The energy holding company, Energen, benefited from commodity price strength and hedged production during the period.

From a sector perspective, stock selection in materials, industrials and consumer discretionary detracted from the Fund's performance relative to the Russell 2000® Value Index. Individual holdings that detracted from relative results included American Science & Engineering, JOS A Bank Clothiers and DRS Technologies (no longer a Fund holding). American Science & Engineering, a manufacturer and marketer of X-ray and other inspection solutions worldwide, was unfavorably impacted by a negative year-over-year backlog and order trends. JOS A Bank Clothiers, retailer and marketer of men's tailored and casual clothing and accessories, underperformed due to below-expectation gross margin performance, which has since improved in TS&W's opinion. Despite strong performance in the information technology sector DRS Technologies, provider of defense electronic products, services, and support, underperformed as the integration of Engineered Support Systems, Inc. (a sizeable acquisition for DRS Technologies) proved more difficult than the sub-advisor anticipated.

Q. What is the investment outlook for the small-cap value equity market?

A. TS&W believes the U.S. economy is positioned to remain on a moderate growth path over the next 12 months. While the sub-advisor expects growth to be below its long-term trend, it does not expect consumers to reduce spending enough to push the economy into recession. Nor does TS&W foresee a recession triggered by a contracting housing market. The sub-advisor notes, however, that the inflation rate could remain a concern due to high energy and commodity prices — consequences of robust global economic growth — but that U.S. inflation remains at low levels relative to historical trends. Therefore the sub-advisor does not foresee an upward movement in prices that would force the Federal Reserve to resume its campaign to increase interest rates. In summary, although weakness in housing markets may persist, TS&W believes economic growth, moderate inflation and stable interest rates should promote healthy, if somewhat slower, corporate profit growth and sustain both consumer and investor confidence.

Top Ten Holdings as of March 31, 2007	
Jones Lang LaSalle	2.3%
El Paso Electric	2.1%
Philadelphia Consolidated Holding	2.0%
GATX	2.0%
Airgas	1.7%
Chicago Bridge & Iron	1.6%
Energen	1.6%
Aaron Rents	1.6%
Jack in the Box	1.5%
LaSalle Hotel Properties	1.5%
As a % of Total Fund Investments	17.9%

TS&W Small Cap Value Fund

OLD MUTUAL TS&W SMALL CAP VALUE FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Return as of March 31, 2007

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class Z*	07/31/00	8.80%	18.05%	17.50%	20.46%
Class A with load	07/31/03	2.31%	15.44%	n/a	20.62%
Class A without load	07/31/03	8.54%	17.74%	n/a	22.59%
Class C with load	07/31/03	6.79%	16.87%	n/a	21.66%
Class C without load	07/31/03	7.71%	16.87%	n/a	21.66%
Russell 2000® Value Index	07/31/00	10.38%	14.47%	13.61%	15.78%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-2.

* Data prior to the Fund's inception on July 25, 2003 includes performance of a predecessor fund whose inception date was July 31, 2000. The predecessor fund was managed by TS&W and had investment goals, strategies and policies that were substantially similar to the Fund. However, the predecessor fund was not registered under the 1940 Act, nor was it subject to certain investment limitations, diversification requirements and other restrictions imposed by the 1940 Act and the Internal Revenue Code, and the Fund's performance prior to July 25, 2003 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A and Class C shares (as reported in the June 4, 2007 prospectus) are 1.45% and 1.30%; 2.17% and 1.55%; 2.79% and 2.30%, respectively.

Value of a $10,000 Investment



Old Mutual TS&W Small Cap Value Fund – Class Z
Russell 2000® Value Index
$34,577
$26,560

Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on July 31, 2000 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2007 — % of Total Fund Investments



Repurchase Agreement (1%)
Utilities (5%)
Investment Company (1%)
Materials (7%)
Consumer Discretionary (13%)
Consumer Staples (4%)
Information Technology (14%)
Energy (7%)
Industrials (15%)
Financials (27%)
Health Care (6%)

Schedule of Investments

As of March 31, 2007

Description	Shares	Value (000)
Common Stock — 98.7%		
Advanced Materials/Products — 0.7%		
Ceradyne*	9,200	$ 504
Total Advanced Materials/Products		504
Aerospace/Defense-Equipment — 1.0%		
Curtiss-Wright	17,800	686
Total Aerospace/Defense-Equipment		686
Auction House/Art Dealer — 1.3%		
Sotheby's	20,000	889
Total Auction House/Art Dealer		889
Building Products-Cement/Aggregate — 1.4%		
Texas Industries	12,800	967
Total Building Products-Cement/Aggregate		967
Building-Heavy Construction — 2.5%		
Chicago Bridge & Iron	36,700	1,129
Granite Construction	10,900	602
Total Building-Heavy Construction		1,731
Chemicals-Specialty — 1.4%		
Terra Industries*	53,750	941
Total Chemicals-Specialty		941
Commercial Banks-Central US — 1.5%		
Sterling Bancshares	44,350	496
Wintrust Financial	11,950	533
Total Commercial Banks-Central US		1,029
Commercial Banks-Western US — 3.2%		
CVB Financial	38,451	458
Hanmi Financial	29,100	555
Sterling Financial	17,900	558
UCBH Holdings	35,900	668
Total Commercial Banks-Western US		2,239
Computer Aided Design — 1.0%		
Ansys*	13,100	665
Total Computer Aided Design		665
Computer Services — 1.3%		
Perot Systems, Cl A*	51,750	925
Total Computer Services		925
Computers-Integrated Systems — 2.1%		
Micros Systems*	12,700	685
MTS Systems	20,000	777
Total Computers-Integrated Systems		1,462

Description	Shares	Value (000)
Computers-Memory Devices — 2.2%		
Hutchinson Technology*	31,300	$ 731
Imation	18,900	763
Total Computers-Memory Devices		1,494
Decision Support Software — 0.8%		
SPSS*	14,900	538
Total Decision Support Software		538
Diversified Manufacturing Operations — 1.3%		
AO Smith	17,650	675
ESCO Technologies*	4,600	206
Total Diversified Manufacturing Operations		881
Electric Products-Miscellaneous — 1.1%		
Lamson & Sessions*	26,500	736
Total Electric Products-Miscellaneous		736
Electric-Integrated — 3.1%		
El Paso Electric*	53,800	1,418
Westar Energy	25,400	699
Total Electric-Integrated		2,117
Electronic Security Devices — 1.0%		
American Science & Engineering*	13,100	690
Total Electronic Security Devices		690
Energy-Alternate Sources — 0.4%		
Headwaters*	14,200	310
Total Energy-Alternate Sources		310
Enterprise Software/Services — 1.0%		
Sybase*	27,600	698
Total Enterprise Software/Services		698
Entertainment Software — 1.2%		
THQ*	23,400	800
Total Entertainment Software		800
Finance-Consumer Loans — 2.1%		
Asta Funding	19,600	847
World Acceptance*	14,500	579
Total Finance-Consumer Loans		1,426
Food-Retail — 1.5%		
Great Atlantic & Pacific Tea	30,500	1,012
Total Food-Retail		1,012
Gambling (Non-Hotel) — 0.6%		
Isle of Capri Casinos*	17,050	437
Total Gambling (Non-Hotel)		437

Old Mutual TS&W Small Cap Value Fund — concluded

Schedule of Investments

As of March 31, 2007

Description	Shares	Value (000)
Gas-Distribution — 1.6%		
Energen	21,650	$ 1,102
Total Gas-Distribution		1,102
Gold Mining — 1.3%		
Royal Gold	30,200	909
Total Gold Mining		909
Industrial Gases — 1.7%		
Airgas	27,600	1,163
Total Industrial Gases		1,163
Insurance Brokers — 1.4%		
Hilb Rogal & Hobbs	19,600	961
Total Insurance Brokers		961
Machinery-Construction & Mining — 1.1%		
Bucyrus International, Cl A	14,500	747
Total Machinery-Construction & Mining		747
Machinery-Farm — 1.4%		
AGCO*	25,500	943
Total Machinery-Farm		943
Medical-Generic Drugs — 0.9%		
Alpharma, Cl A	26,700	643
Total Medical-Generic Drugs		643
Medical-Outpatient/Home Medical — 1.2%		
Amedisys*	25,166	816
Total Medical-Outpatient/Home Medical		816
Motion Pictures & Services — 1.1%		
Lions Gate Entertainment*	66,800	763
Total Motion Pictures & Services		763
Oil Companies-Exploration & Production — 3.6%		
Berry Petroleum, Cl A	22,500	690
GMX Resources*	15,200	467
Penn Virginia	9,050	664
Unit*	13,100	663
Total Oil Companies-Exploration & Production		2,484
Oil Field Machinery & Equipment — 0.6%		
Gulf Island Fabrication	15,300	409
Total Oil Field Machinery & Equipment		409
Property/Casualty Insurance — 4.4%		
FPIC Insurance Group*	16,000	715
Philadelphia Consolidated Holding*	32,000	1,408
Selective Insurance Group	35,600	906
Total Property/Casualty Insurance		3,029

Description	Shares	Value (000)
Real Estate Management/Services — 2.3%		
Jones Lang LaSalle	14,900	$ 1,554
Total Real Estate Management/Services		1,554
Reinsurance — 2.4%		
IPC Holdings	28,900	834
Max Re Capital	30,900	787
Total Reinsurance		1,621
REITs-Apartments — 0.9%		
Post Properties	14,100	645
Total REITs-Apartments		645
REITs-Diversified — 1.1%		
PS Business Parks	10,500	740
Total REITs-Diversified		740
REITs-Health Care — 1.1%		
Omega Healthcare Investors	43,000	737
Total REITs-Health Care		737
REITs-Hotels — 1.5%		
LaSalle Hotel Properties	22,500	1,043
Total REITs-Hotels		1,043
REITs-Office Property — 2.3%		
Corporate Office Properties Trust	16,000	731
Parkway Properties	16,000	836
Total REITs-Office Property		1,567
Rental Auto/Equipment — 2.9%		
Aaron Rents	40,325	1,066
Dollar Thrifty Automotive Group*	18,900	965
Total Rental Auto/Equipment		2,031
Research & Development — 1.4%		
Kendle International*	27,600	980
Total Research & Development		980
Respiratory Products — 1.2%		
Respironics*	19,600	823
Total Respiratory Products		823
Retail-Apparel/Shoe — 3.6%		
Charming Shoppes*	78,900	1,022
Childrens Place Retail Stores*	10,200	569
JOS A Bank Clothiers*	25,225	891
Total Retail-Apparel/Shoe		2,482
Retail-Convenience Store — 1.2%		
Casey's General Stores	33,250	831
Total Retail-Convenience Store		831

Description	Shares	Value (000)
Retail-Discount — 1.1%		
Fred's	53,100	$ 780
Total Retail-Discount		780
Retail-Drug Store — 1.1%		
Longs Drug Stores	14,500	749
Total Retail-Drug Store		749
Retail-Pawn Shops — 1.8%		
Cash America International	16,000	656
Ezcorp, Cl A*	39,200	577
Total Retail-Pawn Shops		1,233
Retail-Petroleum Products — 1.5%		
World Fuel Services	22,500	1,041
Total Retail-Petroleum Products		1,041
Retail-Restaurants — 2.7%		
CEC Entertainment*	18,900	785
Jack in the Box*	15,300	1,058
Total Retail-Restaurants		1,843
S&L/Thrifts-Eastern US — 0.4%		
WSFS Financial	4,600	297
Total S&L/Thrifts-Eastern US		297
S&L/Thrifts-Southern US — 0.9%		
Bankunited Financial, Cl A	30,700	651
Total S&L/Thrifts-Southern US		651
Steel-Producers — 1.2%		
Schnitzer Steel Industries, Cl A	21,400	860
Total Steel-Producers		860
Telecommunications Equipment — 2.9%		
CommScope*	21,800	935
Comtech Telecommunications*	26,650	1,032
Total Telecommunications Equipment		1,967
Toys — 1.2%		
Marvel Entertainment*	28,800	799
Total Toys		799
Transactional Software — 1.4%		
Transaction Systems Architects*	29,800	965
Total Transactional Software		965

Description	Shares/Face Amount (000)	Value (000)
Transport-Equipment & Leasing — 2.0%		
GATX	29,100	$ 1,391
Total Transport-Equipment & Leasing		1,391
Transport-Marine — 1.1%		
Kirby*	22,500	787
Total Transport-Marine		787
Transport-Services — 1.2%		
Bristow Group*	22,500	820
Total Transport-Services		820
Transport-Truck — 1.0%		
Celadon Group*	42,825	715
Total Transport-Truck		715
Veterinary Diagnostics — 1.3%		
VCA Antech*	24,700	897
Total Veterinary Diagnostics		897
Total Common Stock (Cost $46,097)		67,995
Investment Company — 1.1%		
Index Fund-Small Cap — 1.1%		
iShares Russell 2000 Value Index Fund	8,900	721
Total Investment Company (Cost $604)		721
Repurchase Agreement — 1.2%		
Morgan Stanley 5.14%, dated 03/30/07, to be repurchased on 04/02/07, repurchase price $814,458 (collateralized by a U.S. Government obligation, par value $835,000, 5.70%, 01/12/17, total market value $844,527)(D)	$814	814
Total Repurchase Agreement (Cost $814)		814
Total Investments — 101.0% (Cost $47,515)		69,530
Other Assets and Liabilities, Net — (1.0)%		(663)
Total Net Assets — 100.0%		$ 68,867

For descriptions of abbreviations and footnotes, please refer to page 114.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL CASH RESERVES FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Wellington Management Company, LLP

Performance Highlights

- *The Fund's Class Z shares returned 4.56% for the one-year period ended March 31, 2007, outperforming the 4.43% return of its peer group, the Lipper Money Market Funds Average.*

- *Economic data was mixed and volatility in U.S. financial markets increased, as consumers faced higher energy prices and interest rates, and a weak housing market.*

- *In a rising interest rate environment, holdings with a shorter average maturity and holdings that included high quality commercial paper, certificates of deposits and other corporate issues contributed positively to Fund performance.*

Q. How did the Fund perform relative to its benchmark?

A. The Old Mutual Cash Reserves Fund's (the "Fund") Class Z shares returned 4.56% for the one-year period ended March 31, 2007, outperforming the 4.43% return of its peer group, the Lipper Money Market Funds Average.

Q. What investment environment did the Fund face during the past year?

A. Economic data was mixed and volatility in U.S. financial markets increased, as consumers faced higher energy prices and interest rates, and a weaker housing market. Manufacturing expanded less than forecast. Conversely, retailers, health care and finance firms reported an increase in activity. U.S. subprime-mortgage market concerns became the main focus late during the period.

The Federal Reserve ("Fed") kept the Federal Funds Rate steady at 5.25% after an aggressive tightening cycle — consisting of 17 consecutive interest rate increases — that ended in June 2006. The Federal Open Market Committee ("FOMC") stated on various occasions that future rate changes would be data dependent. Short-term bond yields increased along with the FOMC rate increases in early 2006 and rallied as the market priced-in steady rates for the foreseeable future.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund's investments were concentrated in shorter maturities as the Fed was raising short-term interest rates. Wellington Management Company, LLP ("Wellington") looked for opportunities to purchase longer-maturity issues, but as the yield curve inverted it focused on issues maturing inside of ninety days.

Q. How did portfolio composition affect Fund performance?

A. In a rising interest rate environment, holdings with a shorter average maturity and holdings that included high quality commercial paper, certificates of deposits and other corporate issues (both fixed- and floating-rate) contributed positively to Fund performance.

Q. What is the investment outlook for the short-term fixed-income market?

A. Wellington believes the current Federal Funds rate will be maintained through most of 2007 as the Fed waits to gauge the delayed economic impact of its cumulative rate increases since 2004. The Fed may also watch for signs that inflation remains contained and Wellington continues to believe that the economy is experiencing a growth slowdown, but that a hard landing is unlikely. The sub-advisor does not expect a higher or lower rate trend to develop in the near-term, so it will look to opportunistically purchase longer term maturities and take advantage of opportunities that offer higher yields.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Return as of March 31, 2007

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	04/04/95	4.56%	2.80%	1.93%	3.28%	3.58%
Lipper Money Market Funds Average	03/31/95	4.43%	2.73%	1.90%	3.24%	3.58%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-2. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z shares (as reported in the June 4, 2007 prospectus) are 0.94% and 0.73%.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

Sector Weightings as of March 31, 2007 — % of Total Fund Investments



Old Mutual Cash Reserves Fund — concluded

Schedule of Investments

As of March 31, 2007

Description	Face Amount (000)	Value (000)
Certificates of Deposit — 25.1%		
Abbey National		
5.300%, 05/09/07	$ 700	$ 700
American Express Bank		
5.270%, 04/23/07	799	799
Bank of America		
5.210%, 04/19/07	500	500
Bank of Ireland		
5.335%, 05/10/07	500	500
Barclays Bank		
5.510%, 06/18/07	500	500
BNP Paribas		
5.320%, 04/10/07	300	300
BNP Paribas Finance		
5.330%, 04/30/07	500	500
Branch Banking & Trust		
5.315%, 05/21/07	500	500
Calyon New York (F)		
5.370%, 02/19/08	500	500
Citibank		
5.305%, 04/27/07	500	500
Deutsche Bank		
5.350%, 08/06/07	500	500
Fortis Bank		
5.690%, 07/23/07	350	350
HBOS Treasury Services		
5.280%, 09/28/07	500	500
Marshall & Ilsley Bank		
5.275%, 06/08/07	500	500
Societe Generale		
5.670%, 07/23/07	350	350
Toronto-Dominion		
5.300%, 06/13/07	500	500
Washington Mutual		
5.370%, 04/25/07	250	250
Total Certificates of Deposit (Cost $8,249)		**8,249**
Commercial Paper (E) — 44.9%		
Cafco		
5.282%, 04/17/07	600	599
Cargill Global		
5.273%, 04/05/07	1,000	999
Clipper Receivable		
5.285%, 04/26/07	700	697
DnB NOR Asa		
5.319%, 07/10/07	500	493
Fairway Finance		
5.293%, 04/13/07	600	599
Falcon Asset Securitization		
5.288%, 04/16/07	600	599
Fortis Banque Lux		
5.299%, 05/09/07	350	348

Description	Face Amount (000)	Value (000)
Commercial Paper — continued		
Galaxy Funding		
5.284%, 06/06/07	$ 600	$ 594
General Electric Capital		
5.291%, 05/30/07	1,000	991
Greyhawk Funding		
5.290%, 04/20/07	600	598
Kitty Hawk Funding		
5.291%, 05/25/07	600	595
Merrill Lynch		
5.259%, 04/26/07	700	698
Metlife Funding		
5.284%, 04/12/07	1,000	998
Old Line Funding		
5.293%, 04/05/07	700	700
Park Ave Receivable		
5.290%, 05/11/07	600	597
Procter & Gamble		
5.289%, 04/19/07	1,000	997
Prudential Funding		
5.267%, 04/23/07	1,000	997
Ranger Funding		
5.291%, 04/09/07	600	599
Southern Company		
5.282%, 04/25/07	1,000	997
Westpac Capital		
5.316%, 06/11/07	500	495
Yorktown Capital		
5.285%, 04/27/07	600	599
Total Commercial Paper (Cost $14,789)		**14,789**
Corporate Bonds — 7.9%		
Bank of America (F)		
5.315%, 02/22/08	350	350
Goldman Sachs (F)		
5.460%, 05/11/07	500	500
International Business Machines (F)		
5.350%, 06/28/07	500	500
Lehman Brothers (F)		
5.385%, 07/19/07	400	400
Morgan Stanley (F)		
5.485%, 07/27/07	500	501
Wachovia (F)		
5.440%, 07/20/07	350	350
Total Corporate Bonds (Cost $2,601)		**2,601**
Mortgage Related — 3.7%		
Holmes Finance, 144A (F)		
5.290%, 07/15/07	230	230
IMT, 144A (F)		
5.300%, 05/27/38	269	269

Description	Face Amount (000)	Value (000)
Mortgage Related — continued		
Mound Financing, 144A (F)		
5.290%, 05/08/07	$ 180	$ 180
Permanent Master Issuer (F)		
5.312%, 01/15/08	185	185
5.300%, 10/17/07	345	345
Total Mortgage Related (Cost $1,209)		1,209
Repurchase Agreement — 17.9%		
Goldman Sachs		
5.370%, dated 03/30/07, to be repurchased on 04/02/07, repurchase price $5,902,640 (collateralized by various agency obligations, ranging in par value from $1,000-$18,150,704, 5.00%-16.00%,05/01/07-02/01/37, total market value $6,018,000)(D)	5,900	5,900
Total Repurchase Agreement (Cost $5,900)		5,900
Total Investments — 99.5% (Cost $32,748)		32,748
Other Assets and Liabilities, Net — 0.5%		161
Net Assets — 100.0%		$ 32,909

For descriptions of abbreviations and footnotes, please refer to page 114.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL DWIGHT INTERMEDIATE FIXED INCOME FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Dwight Asset Management Company

Performance Highlights

- *The Fund's Class Z shares posted a return of 5.99% for the fiscal year ended March 31, 2007. The Fund underperformed its benchmark, the Lehman Intermediate U.S. Aggregate Index, which gained 6.50%.*

- *Dwight maintained overweight positions to commercial mortgage-backed securities and asset-backed securities relative to the benchmark, which proved beneficial to performance as both sectors outperformed duration-equivalent U.S. Treasuries during the period.*

- *Although the Fund's underweight to corporate bonds did not have much of an impact on performance during the first quarter of 2007, it detracted from performance during the fourth quarter of 2006 when corporates were the best performing investment-grade fixed-income sector.*

Q. How did the Fund perform relative to its benchmarks?

A. The Old Mutual Dwight Intermediate Fixed Income Fund's (the "Fund") Class Z shares posted a return of 5.99% for the fiscal year ended March 31, 2007. The Fund underperformed its benchmark, the Lehman Intermediate U.S. Aggregate Index, which gained 6.50%. Performance for all share classes can be found on page 104.

Q. What investment environment did the Fund face during the past year?

A. The economy transitioned from an economy experiencing fairly robust growth to one growing at a more moderate pace over the past year. After growing at a rate of 5.6%, as measured by gross domestic product, in the first quarter of 2006, the U.S. economy grew at a rate of less than 3.0% during the last three quarters of 2006. Growth slowed to 1.39% during the first quarter of 2007. The economy has been fairly resilient considering increasing energy prices, a slowdown in the manufacturing sector and a rather significant downturn in the housing market during the period. The rate of both new and existing home sales dropped off considerably, housing inventories across the country ballooned to 10-year highs and for the first time in years median home prices fell in some regions. Fortunately the labor market has been strong, with the unemployment rate matching a five-year low of 4.4% and nearly 1.9 million new jobs created in 2006. The tight labor market helped push incomes higher, boosting consumption and balancing some of the negative effects of the softening housing market.

After increasing the Federal Funds Rate 17 consecutive times, the Federal Reserve ("Fed") held interest rates steady in August 2006 for the first time since May 2004. The Fed is hopeful that slowing growth will help dampen inflationary pressures, which have remained stubbornly high over the past year. Financial markets have been a bit more volatile recently as investors try to determine the direction and timing of the next change in Fed policy.

Q. Which market factors influenced the Fund's relative performance?

A. As noted above, the Fed increased interest rates to help reign-in economic growth and tame inflation throughout much of 2004 and 2005. U.S. Treasury yields trended higher as a result of this policy. Rising yields pushed bond prices lower, dampening the returns of bond funds like the Fund. This past year the Fed ended its tightening campaign and U.S. Treasury yields began to trend lower in mid 2006. This environment provided a much more favorable backdrop for bond funds. After several years of falling prices, fixed-income investors were able to reap some principal gains in addition to the coupons they were earning. The third quarter of 2006 was one of the best quarters for bonds in several years. The Fund's duration was positioned modestly shorter than that of its benchmark for much of the period. Although this position benefited the Fund during the second quarter of 2006 when Treasury yields continued to trend higher, it slightly detracted from relative performance during the remainder of the year. As of March 31, 2007 the Fund maintained a neutral duration relative to the benchmark.

Conditions have been generally favorable for stocks and bonds over the past year, the Dow Jones Industrial Average Index hit a record high in February and non-Treasury securities such as corporates, residential and commercial mortgage-backed securities, and asset-backed securities have been trading near tightest levels of the past several years. Investors, however, recently reassessed their appetite for risk when rising delinquency and default rates on subprime mortgages made headlines and then again

---

when the world's equity markets sold off in response to a one-day drop in the Chinese stock market. These events weighed on investors and as a result non-Treasury securities traded at less attractive levels during the first quarter of 2007.

Q. How did portfolio composition affect Fund performance?

A. Dwight Asset Management Company ("Dwight") believes that by building a higher yielding Fund portfolio, over time that portfolio should outperform its benchmark. To achieve this goal Dwight maintained overweight positions in commercial mortgage-backed securities and asset-backed securities relative to the benchmark, which proved beneficial to performance as both sectors outperformed duration-equivalent U.S. Treasuries during the period. Investors have been drawn to commercial mortgage-backed securities because of the relative stability they have offered amid concerns about leveraged buyouts in the corporate market and the prepayment and extensions risk inherent in residential mortgage-backed securities.

Due to increased event risk in the corporate bond market and the relatively small premium offered by this sector relative to Treasury securities, the Fund was underweight corporate bonds at the end of the period. Although the underweight did not have much of an impact on performance during the first quarter of 2007, it detracted from performance during the fourth quarter of 2006 when corporates were the best performing investment-grade fixed-income sector.

Q. What is the investment outlook for the intermediate-term bond market?

A. With a slowing economy and uncertainty regarding the future direction and timing of the next change in Fed policy, Dwight believes bond investors appear to be taking a more prudent view about the risk inherent in financial markets. As a result, the sub-advisor expects to see more volatility in the bond market during the coming year. In the near term investors will be keeping a close eye on the housing market and conditions in the subprime mortgage market. If the housing market and the current issues facing subprime mortgages stabilize, market conditions should remain favorable for bonds in Dwight's view. However, if delinquencies on subprime mortgages continue to rise and lending standards are tightened significantly, liquidity could be constrained and credit spreads could widen.

Given the risks present in the firm's economic outlook, Dwight believes the Fed is likely to decrease the Federal Funds Rate sometime later in 2007 to help keep the rate of economic growth from slowing further. Dwight notes that the Fed may be inclined to make this move even if inflation remains elevated.

Dow Jones Industrial Average Index: The Dow Jones Industrial Average is a price-weighted index composed of 30 of the largest, most liquid NYSE and NASDAQ listed stocks.

Top Ten Holdings as of March 31, 2007

FHLMC TBA, 5.500%, 04/15/37	9.5%
FNMA TBA, 5.000%, 04/30/37	6.0%
U.S. Treasury Note, 4.625%, 02/15/17	5.4%
FNMA TBA, 5.000%, 04/30/20	4.2%
FNMA TBA, 6.500%, 04/30/37	4.2%
U.S. Treasury Notes, 4.625%, 11/15/16	2.0%
FNMA TBA, 5.500%, 04/30/22	1.8%
JPMorgan Mortgage Acquisition Ser 2006-FRE2, Cl A3	1.8%
U.S. Treasury Note, 4.500%, 02/15/36	1.7%
JPMorgan Chase Commercial Mortgage CMBS, Ser 2001-CIB2, Cl 2A2	1.7%
As a % of Total Fund Investments	38.3%

Dwight Intermediate Fixed Income Fund

OLD MUTUAL DWIGHT INTERMEDIATE FIXED INCOME FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Return as of March 31, 2007

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized Inception to Date
Class Z	07/31/03	5.99%	4.13%	5.07%
Advisor Class	12/20/06 [1]	n/a	n/a	1.20%[†]
Class A with load	07/31/03	0.73%	2.22%	3.43%
Class A without load	07/31/03	5.78%	3.88%	4.82%
Class C with load	07/31/03	3.84%	3.13%	4.02%
Class C without load	07/31/03	4.84%	3.13%	4.02%
Class R	12/20/06 [1]	n/a	n/a	1.13%[†]
Institutional Class	12/20/06 [1]	n/a	n/a	1.36%[†]
Lehman Intermediate U.S. Aggregate Index	07/31/03	6.50%	3.20%	4.10%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-2.

[†] Cumulative return since inception.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Class A shares have a current maximum up-front sales charge of 4.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Advisor Class, Class A, Class C, Class R and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.60% and 0.85%; 1.72% and 1.10%; 3.68% and 1.10%; 7.98% and 1.85%; 1.97% and 1.35%; and 0.84% and 0.60%, respectively. Expenses for Advisor Class, Class R and Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on the inception date of July 31, 2003 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2007 — % of Total Fund Investments



Schedule of Investments

As of March 31, 2007

Description	Face Amount (000)	Value (000)
U.S. Government Mortgage-Backed Obligations — 30.3%		
FHLMC TBA		
5.500%, 04/15/37	$905	$ 896
FNMA		
5.992%, 10/01/36	77	78
FNMA TBA		
6.500%, 04/30/37 (G)	390	398
5.500%, 04/30/22 (G)	170	170
5.000%, 04/30/20	400	394
5.000%, 04/30/37 (G)	585	565
Total U.S.Government Mortgage-Backed Obligations (Cost $2,509)		**2,501**
Asset-Backed Securities — 28.3%		
Auto & Transportation — 2.6%		
Chase Manhattan Auto Owner Trust,		
Ser 2003-A, Cl A4		
2.060%, 12/15/09	21	21
Harley-Davidson Motorcycle Trust,		
Ser 2003-1, Cl A2		
2.630%, 11/15/10	27	27
Harley-Davidson Motorcycle Trust,		
Ser 2003-3, Cl B		
2.280%, 05/15/11	16	15
Superior Wholesale Inventory Financing		
Trust, Ser 2004-A9, Cl A (F)		
5.370%, 05/15/09	117	117
WFS Financial Owner Trust ABA,		
Ser 2005-2, Cl A3		
4.170%, 12/17/09	33	33
Total Auto & Transportation		213
Credit Card — 1.8%		
Metris Master Trust, Ser 2002-4A, Cl A (F)		
5.700%, 05/20/11	150	150
Total Credit Card		150
Equipment — 1.2%		
Aircraft Certificate Owner Trust,		
Private Placement 144A,		
Ser 2003-1A, Cl D		
6.455%, 09/20/22	66	67
CNH Equipment Trust, Ser 2003-A, Cl A4B		
2.570%, 09/15/09	11	11
GE Corporate Aircraft Financing, 144A		
Ser 2004-1A, Cl A2 (F)		
5.490%, 09/25/13	21	20
Total Equipment		98
Home Equity Loans — 19.0%		
ACE Securities, Ser 2006-FM1, Cl A2B (F)		
5.410%, 07/25/36	155	155

Description	Face Amount (000)	Value (000)
Home Equity Loans — continued		
Centex Home Equity,		
Ser 2005-C, Cl AV2 (F)		
5.470%, 06/25/35	$ 23	$ 23
CIT Group Home Equity Loan Trust,		
Ser 2002-1, Cl AF5		
6.710%, 02/25/33	7	7
Countrywide Asset Backed Certificates,		
Ser 2003-5, Cl MF2		
5.959%, 11/25/33	100	100
Countrywide Asset-Backed Certificates,		
Ser 2005-7, Cl AF6 (F)		
4.693%, 11/25/35	38	36
Equivantage Home Equity Loan Trust,		
Ser 1996-3, Cl A3		
7.700%, 09/25/27	12	12
Fannie Mae Whole Loan,		
Ser 2002-WII, Cl AF5		
4.978%, 11/25/32	24	24
GEWMC, Ser 2005-1, Cl A2A (F)		
5.440%, 10/25/35	27	27
Household Home Equity Loan Trust,		
Ser 2006-2, Cl A1 (F)		
5.470%, 03/20/36	123	123
Indymac Home Equity Loan,		
Ser 2001-A, Cl AF6		
6.537%, 11/25/30	6	6
IXIS, Ser 2006-HE2, Cl A1 (F)		
5.380%, 08/25/36	31	31
JPMorgan Mortgage Acquisition		
Ser 2006-FRE2, Cl A3 (F)		
5.500%, 02/25/36	165	165
JPMorgan Mortgage Acquisition,		
Ser 2006-CW1, Cl A2 (F)		
5.360%, 05/25/36	50	50
Long Beach Mortgage Loan Trust,		
Ser 2006-WL3, Cl 2A2 (F)		
5.470%, 01/25/36	155	155
Merrill Lynch Mortgage Investors,		
Ser 2006-SL2, Cl A (F)		
5.470%, 05/25/37	117	117
People's Financial Realty,		
Ser 2006-1, Cl 1A1 (F)		
5.390%, 09/25/36	105	105
Popular ABS Mortgage Pass Through		
Trust, Ser 2005-3, Cl AF1 (F)		
5.420%, 07/25/35	8	8
RAAC, Ser 2006-SP2, Cl A1 (F)		
5.390%, 02/25/36	48	48
Renaissance Home Equity Loan,		
Ser 2005-2, Cl AV1 (F)		
5.410%, 08/25/35	10	10

Old Mutual Dwight Intermediate Fixed Income Fund — continued

Schedule of Investments

As of March 31, 2007

Description	Face Amount (000)	Value (000)
Home Equity Loans — continued		
Renaissance Home Equity Trust, Ser 2007-1, Cl AF2 5.512%, 04/25/37	$ 65	$ 65
Residential Asset Mortgage Products, Ser 2004-RS4, Cl AI3 4.003%, 01/25/30	4	4
Residential Asset Securities, Ser 2001-KS2, Cl AI5 7.014%, 06/25/31	36	36
Residential Asset Securities, Ser 2001-KS3, Cl AI6 5.960%, 09/25/31	33	33
Securitized Asset-Backed Receivables, Ser 2006-NC1, Cl A1 (F) 5.380%, 03/25/36	23	23
Soundview Home Equity Loan Trust, Ser 2006-OPT3, Cl 2A2 (F) 5.430%, 06/25/36	75	75
Structured Asset Investment Loan, Ser 2003-BC3, Cl M2 (F) 8.245%, 04/25/33	20	20
Wells Fargo Home Equity Trust, Ser 2004-2, Cl AI3 (F) 3.970%, 05/25/34	113	110
Total Home Equity Loans		1,568
Infrastructure — 1.0%		
Comed Transitional Funding Trust, Ser 1998-1, Cl A6 5.630%, 06/25/09	7	7
PP&L Transition Bond Company, Ser 1999-1, Cl A8 7.150%, 06/25/09	25	25
TXU, Ser 2004-1, Cl A2 4.810%, 11/17/14	50	50
Total Infrastructure		82
Other — 2.7%		
Oil And Gas Royalty Trust, 144A Ser 2005-1A, Cl A 5.090%, 07/28/12	114	113
Peco Energy Transition Trust, Ser 2001-A, Cl A1 6.520%, 12/31/10	105	110
Total Other		223
Student Loans — 0.0%		
SLMA, Ser 2002-5, Cl A4L (F) 5.505%, 09/17/18	—	—
Total Student Loans		—
Total Asset-Backed Securities (Cost $2,335)		**2,334**

Description	Face Amount (000)	Value (000)
Mortgage Related — 27.9%		
Banc of America Commercial Mortgage CMBS, Ser 2000-1, Cl A1A 7.109%, 11/15/31	$ 17	$ 18
Banc of America Commercial Mortgage CMBS, Ser 2001-PB1, Cl A2 5.787%, 05/11/35	48	49
Bear Stearns Commercial Mortgage Securities CMBS, Ser 1999-WF2, Cl A2 7.080%, 07/15/31	75	77
Bear Stearns Commercial Mortgage Securities CMBS, Ser 2004-PWR5, Cl A1 3.762%, 07/11/42	43	43
Commercial and Mortgage Loan CMBS, Ser 1999-1, Cl A2 6.455%, 05/15/32	63	63
Commercial and Mortgage Loan CMBS, Ser 2004-LB4A, Cl A1 3.566%, 10/15/37	15	14
Countrywide Home Loans CMO, Ser 2004-HYB6, Cl A2 (F) 4.573%, 11/20/34	77	76
Crusade Global Trust CMO, Ser 2003-2, Cl A (F) 5.540%, 09/18/34	75	75
DLJ Commercial Mortgage CMBS, Ser 2000-CF1, Cl A4 8.020%, 06/10/33	50	54
Fannie Mae Agency CMO, Ser 2006-5, Cl 2A2 (F) 5.460%, 02/25/35	95	96
FHLMC Multifamily Structured Pass Thru Certificates CMBS, Ser K001, Cl A3 (F) 5.683%, 01/25/12	66	67
First Union National Bank Commercial Mortgage CMBS, Ser 2000-C2, Cl A1 6.940%, 10/15/32	8	8
GE Capital Commercial Mortgage CMBS, Ser 2004-C3, Cl A1 3.752%, 07/10/39	47	46
GE Mortgage Securities CMBS, Ser 1998-C1, Cl B 6.970%, 10/18/30	75	76
JPMorgan Chase Commercial Mortgage CMBS, Ser 2001-CIB2, Cl D (F) 6.847%, 04/15/35	150	160
JPMorgan Chase Commercial Mortgage CMBS, Ser 2004-CB9, Cl A1 (F) 3.475%, 06/12/41	55	54
JPMorgan Chase Commercial Mortgage CMBS, Ser 2005-CB13, Cl A1 3.635%, 01/12/43	32	31

Description	Face Amount (000)	Value (000)
Mortgage Related — continued		
JPMorgan Commercial Mortgage Finance CMBS, Ser 1998-C6, Cl B		
6.735%, 01/15/30	$ 50	$ 50
Lehman Brothers Commercial Mortgage Trust CMBS, Ser 1999-C1, Cl A2		
6.780%, 06/15/31	74	76
Lehman Brothers-UBS Commercial Mortgage Trust CMBS, Ser 2001-C2, Cl A2		
6.653%, 11/15/27	80	84
Lehman Brothers-UBS Commercial Mortgage Trust CMBS, Ser 2002-C7, Cl A2		
3.899%, 12/15/26	140	139
Luminent Mortgage Trust CMO, Ser 2006-6, Cl A1 (F)		
5.520%, 10/25/46	87	87
Merrill Lynch/Countrywide Commercial Mortgage CMBS, Ser 2006-4, Cl A1 (F)		
3.642%, 12/12/49	77	74
MLCC Mortgage Investors CMO, Ser 2005-A, Cl A1 (F)		
5.550%, 03/25/30	36	36
Morgan Stanley Capital CMBS, Ser 1998-HF1, Cl C		
6.750%, 03/15/30	125	127
Morgan Stanley Capital CMBS, Ser 2005-HQ7, Cl A1		
3.864%, 11/14/42	34	34
Morgan Stanley Dean Witter Capital CMBS, Ser 2002-HQ, Cl A3		
6.510%, 04/15/34	60	63
Mortgage Capital Funding CMBS, Ser 1998-MC1, Cl C		
6.947%, 03/18/30	100	101
Nationslink Funding Corporation CMBS, Ser 1999-1, Cl A2		
6.316%, 01/20/31	17	17
Permanent Financing CMO, Ser 6, Cl 2A (F)		
5.430%, 12/10/11	88	88
PNC Mortgage Acceptance CMBS, Ser 2001-C1, Cl A2		
6.360%, 03/12/34	125	130
Wachovia Bank Commercial Mortgage Trust CMBS, Ser 2005-C20, Cl AMFX (F)		
5.179%, 07/15/42	80	79
Washington Mutual CMO, Ser 2005-AR2, Cl 2A22 (F)		
5.540%, 01/25/45	21	21

Description	Face Amount (000)	Value (000)
Mortgage Related — continued		
Washington Mutual CMO, Ser 2006-AR10 Cl 1A1 (F)		
5.956%, 09/25/36	$ 93	$ 94
Total Mortgage Related (Cost $2,321)		**2,307**
Corporate Bonds — 16.1%		
America West Airlines, Ser 2001-1		
7.100%, 04/02/21	80	85
American Airlines		
7.250%, 02/05/09	150	153
Banco Mercantil Del Nort, 144A (F)		
6.862%, 10/13/21	15	15
6.135%, 10/13/16	45	45
Belden Cdt, 144A		
7.000%, 03/15/17	11	11
Berkley		
5.600%, 05/15/15	50	50
Brasil Telecom		
9.375%, 02/18/14	80	87
Chesapeake Energy		
6.500%, 08/15/17	58	57
CIT Group (F)		
6.100%, 03/15/67	60	58
Coleman Cable, 144A (G)		
9.875%, 10/01/12	5	5
Delta Air Lines, Ser 2002-1		
6.417%, 07/02/12	25	25
Embarq		
7.082%, 06/01/16	60	61
France Telecom		
7.750%, 03/01/11	50	55
Istar Financial		
5.650%, 09/15/11	75	76
Nextel Communications, Ser D		
7.375%, 08/01/15	60	62
Norbord Delaware, 144A		
6.450%, 02/15/17	85	86
Simon Property Group		
5.100%, 06/15/15	50	49
Societe Generale, 144A (F)		
5.922%, 04/29/49	100	100
Tengizchevroil Fin, 144A		
6.124%, 11/15/14	50	50
Time Warner		
5.500%, 11/15/11	60	61
TRW Automotive, 144A		
7.250%, 03/15/17	5	5
TuranAlem Finance, 144A		
8.500%, 02/10/15	24	24
Vale Overseas		
6.250%, 01/23/17	55	56

OLD MUTUAL DWIGHT INTERMEDIATE FIXED INCOME FUND — concluded

SCHEDULE OF INVESTMENTS

As of March 31, 2007

Description	Face Amount (000)	Value (000)
Corporate Bonds — continued		
Xstrata Finance Canada, 144A		
5.500%, 11/16/11	$ 55	$ 55
Total Corporate Bonds (Cost $1,311)		**1,331**
U.S. Treasury Obligations — 11.3%		
U.S. Treasury Bill (B) (C)		
4.982%, 06/14/07	4	4
U.S. Treasury Note		
4.750%, 01/31/12	52	52
4.625%, 11/15/09	19	19
4.625%, 11/15/16	186	186
4.625%, 02/15/17	508	507
4.500%, 02/15/36	170	160
Total U.S. Treasury Obligations (Cost $929)		**928**
Repurchase Agreement — 15.1%		
Morgan Stanley		
5.05%, dated 03/30/07, to be repurchased on 04/02/07, repurchase price $1,249,409 (collateralized by a U.S. Treasury obligation, par value $1,169,094, 2.375%, 01/15/25, total market value $1,273,902)(D)	1,249	1,249
Total Repurchase Agreement (Cost $1,249)		**1,249**
Total Investments — 129.0% (Cost $10,654)		**10,650**
Other Assets and Liabilities, Net — (29.0)%		**(2,393)**
Total Net Assets — 100.0%		**$ 8,257**

The Fund had the following futures contracts open as of March 31, 2007:

Contract Description	Number of Contracts	Contract Value (000)	Expiration	Unrealized Appreciation (000)
5 Year U.S. Treasury Note – Long	2	$212	June 2007	$ 1
10 Year U.S. Treasury Note – Long	1	108	June 2007	1
				$ 2

For descriptions of abbreviations and footnotes, please refer to page 114.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL DWIGHT SHORT TERM FIXED INCOME FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Dwight Asset Management Company

Q. How did the Fund perform relative to its benchmarks?

A. The Old Mutual Dwight Short Term Fixed Income Fund's (the "Fund") Class Z shares posted a 5.14% return for the year ended March 31, 2007. The Fund outperformed its benchmark, the Merrill Lynch 1-3 Year U.S. Treasuries Index, which gained 5.02%. Performance for all share classes can be found on page 111.

Q. What investment environment did the Fund face during the past year?

A. The economy transitioned from an economy experiencing fairly robust growth to one growing at a more moderate pace over the past year. After growing at a rate of 5.6%, as measured by gross domestic product, in the first quarter of 2006, the U.S. economy grew at a rate of less than 3.0% during the last three quarters of 2006. Growth slowed to 1.39% during the first quarter of 2007. The economy has been fairly resilient considering increasing energy prices, a slowdown in the manufacturing sector and a rather significant downturn in the housing market during the period. The rate of both new and existing home sales dropped off considerably, housing inventories across the country ballooned to 10-year highs and for the first time in years median home prices fell in some regions. Fortunately the labor market has been strong, with the unemployment rate matching a five-year low of 4.4% and nearly 1.9 million new jobs created in 2006. The tight labor market helped push incomes higher, boosting consumption and balancing some of the negative effects of the softening housing market.

After increasing the Federal Funds Rate 17 consecutive times, the Federal Reserve ("Fed") held interest rates steady in August 2006 for the first time since May 2004. The Fed is hopeful that slowing growth will help dampen inflationary pressures, which have remained stubbornly high over the past year. Financial markets have been a bit more volatile recently as investors try to determine the direction and timing of the next change in Fed policy.

Q. Which market factors influenced the Fund's relative performance?

A. As noted above, the Fed increased interest rates to help reign-in economic growth and tame inflation throughout much of 2004 and 2005. U.S. Treasury yields trended higher as a result of this policy. Rising yields pushed bond prices lower, dampening the returns of bond funds like the Fund. This past year the Fed ended its tightening campaign and U.S. Treasury yields began to trend lower in mid 2006. This environment provided a much more favorable backdrop for bond funds. After several years of falling prices, fixed-income investors were able to reap some principal gains in addition to the coupons they were earning. The third quarter of 2006 was one of the best quarters for bonds in several years. The Fund's duration was positioned modestly shorter than that of its benchmark for much of the period. Although this position benefited the Fund during the second quarter of 2006 when Treasury yields continued to trend higher, it slightly detracted from relative performance during the remainder of the year.

Conditions have been generally favorable for stocks and bonds over the past year, the Dow Jones Industrial Average Index hit a record high in February and non-Treasury securities such as corporates, residential and commercial mortgage-backed securities, and asset-backed securities have been trading near their tightest levels of the past several years. Investors, however, recently reassessed their appetite for risk when rising delinquency and default rates on subprime mortgages made headlines and then again when the world's equity markets sold off in response to a one-day drop in the Chinese stock market. These events weighed on investors and as a result non-Treasury securities traded at less attractive levels during the first quarter of 2007.

Performance Highlights

- *The Fund's Class Z shares posted a 5.14% return for the year ended March 31, 2007. The Fund outperformed its benchmark, the Merrill Lynch 1-3 Year U.S. Treasuries Index, which gained 5.02%.*

- *Dwight maintained overweight positions in non-Treasury sectors relative to the benchmark, which proved beneficial to performance during the period as these sectors outperformed duration-equivalent U.S. Treasury securities during the period.*

Dwight Short Term Fixed Income Fund

OLD MUTUAL DWIGHT SHORT TERM
FIXED INCOME FUND — continued

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Dwight Asset Management Company

Top Ten Holdings as of March 31, 2007	
FNMA TBA, 5.500%, 04/30/22	7.3%
Providian Gateway Master Trust, Ser 2004-EA, Cl A, 144A	4.8%
U.S. Treasury Note, 4.750%, 02/15/10	4.1%
U.S. Treasury Note, 4.750%, 01/31/12	3.7%
U.S. Treasury Note, 4.625%, 02/29/12	3.6%
FNMA TBA, 6.000%, 04/30/37	3.4%
Lehman Brothers-UBS Commercial Mortgage Trust CMBS, Ser 2004-C1, Cl A1	3.0%
GSR Mortgage Loan Trust CMO, Ser 2004-12, Cl 3A3	2.9%
Merrill Lynch Mortgage Trust CMBS, Ser 2002-MW1, Cl A2	2.7%
MLCC Mortgage Investors CMO, Ser 2004-1, Cl 1A	2.6%
As a % of Total Fund Investments	38.1%

Q. How did portfolio composition affect Fund performance?

A. Dwight Asset Management Company ("Dwight") believes that by building a higher yielding Fund portfolio, over time that portfolio should outperform its market benchmark. To achieve this goal Dwight maintained overweight positions in non-Treasury sectors (including commercial mortgage-backed securities, residential mortgage-backed securities, asset-backed securities and corporates) relative to the benchmark, which proved beneficial to performance during the period as these sectors outperformed duration-equivalent U.S. Treasury securities during the period.

At the end of the period the Fund's yield was 5.47%, 0.88% higher than the yield of the benchmark. This yield advantage was the major contributor to the Fund's outperformance relative to the benchmark during the period.

Q. What is the investment outlook for the short-term bond market?

A. With a slowing economy and uncertainty regarding the future direction and timing of the next change in Fed policy, Dwight believes bond investors appear to be taking a more prudent view about the risk inherent in financial markets. As a result, the sub-advisor expects to see more volatility in the bond market during the coming year. In the near term investors will be keeping a close eye on the housing market and conditions in the subprime mortgage market. If the housing market and the current issues facing subprime mortgages stabilize, market conditions should remain favorable for bonds in Dwight's view. However, if delinquencies on subprime mortgages continue to rise and lending standards are tightened significantly, liquidity could be constrained and credit spreads could widen.

Given the risks present in the firm's economic outlook, Dwight believes the Fed is likely to decrease the Federal Funds Rate sometime later in 2007 to help keep the rate of economic growth from slowing further. Dwight notes that the Fed may be inclined to make this move even if inflation remains elevated.

Dow Jones Industrial Average Index: The Dow Jones Industrial Average is a price-weighted index composed of 30 of the largest, most liquid NYSE and NASDAQ listed stocks.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Return as of March 31, 2007

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class Z	08/31/99	5.14%	2.95%	3.32%	4.33%
Advisor Class	07/31/02	4.98%	2.73%	n/a	3.00%
Class A with load	07/31/03	(0.13)%	1.04%	n/a	1.39%
Class A without load	07/31/03	4.88%	2.69%	n/a	2.75%
Class C with load	07/31/03	3.36%	2.18%	n/a	2.24%
Class C without load	07/31/03	4.36%	2.18%	n/a	2.24%
Class R	12/20/06 [1]	n/a	n/a	n/a	1.30%[†]
Institutional Class	12/20/06 [1]	n/a	n/a	n/a	1.48%[†]
Merrill Lynch 1-3 Year U.S. Treasuries Index	08/31/99	5.02%	2.31%	3.11%	4.34%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-2.

[†] Cumulative return since inception.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

On October 1, 2004, the Fund's Shareholders approved a change in the Fund's investment goal and the Fund's investment strategy was changed accordingly. The performance information prior to October 1, 2004 shown is the performance of the Fund's previous strategy, which was to seek to provide investors with a level of current income higher than that of money market funds, while attempting to preserve principal and maintain a stable NAV per share. The Fund's performance prior to October 1, 2004 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 4.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Advisor Class, Class A, Class C, Class R and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 0.91% and 0.70%; 1.85% and 0.95%; 8.65% and 0.95%; 9.27% and 1.45%; 1.29% and 1.20%; and 0.54% and 0.54%, respectively. Expenses for Class R and Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on the inception date of August 31, 1999 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2007 — % of Total Fund Investments



111

Old Mutual Dwight Short Term
Fixed Income Fund — concluded

Schedule of Investments

As of March 31, 2007

Description	Face Amount (000)	Value (000)
Mortgage Related — 51.4%		
Bear Stearns Commercial Mortgage CMBS, Ser 2001-TOP4, Cl A1 5.060%, 11/15/16	$2,418	$ 2,411
Bear Stearns Commercial Mortgage CMBS, Ser 2004-PWR3, Cl A1 3.236%, 02/11/41	2,303	2,250
Commercial Mortgage Acceptance CMBS, Ser 1998-C1, Cl C 6.760%, 07/15/31	3,200	3,244
Commercial Mortgage Pass-Through CMBS, Ser 2004-LB2A, Cl A1 2.964%, 03/10/39	615	603
Countrywide Alternative Loan Trust CMO, Ser 2006-J4, Cl 1A3 6.250%, 07/25/36	4,700	4,780
Countrywide Home Loans CMO, Ser 2004-13, Cl 2A17 5.750%, 08/25/34	3,874	3,865
CS First Boston Mortgage Securities CMBS, Ser 1997-C1, Cl C 7.340%, 06/20/29	968	968
CS First Boston Mortgage Securities CMBS, Ser 2003-CK2, Cl A1 3.006%, 03/15/36	2,382	2,343
DLJ Mortgage Acceptance CMBS, Ser 1997-CF2, Cl A1B, 144A 6.820%, 10/15/30	552	553
First Horizon Alternative Mortgage CMO, Ser 2004-AA4, Cl A1 (F) 5.389%, 10/25/34	77	77
GMAC Commercial Mortgage Securities CMBS, Ser 1997-C2, Cl C 6.910%, 04/15/29	3,100	3,115
GMAC Commercial Mortgage Securities CMBS, Ser 2003-C3, Cl A1 3.400%, 04/10/40	1,609	1,577
Greenwich Capital Commercial Funding CMBS, Ser 2002-C1, Cl A1 3.357%, 01/11/13	4,287	4,235
GSR Mortgage Loan Trust CMO, Ser 2004-12, Cl 3A3 (F) 4.429%, 12/25/34	6,107	6,047
GSR Mortgage Loan Trust CMO, Ser 2005-AR3, Cl 3A2 (F) 4.611%, 05/25/35	3,806	3,857
JPMorgan Chase Commercial Mortgage CMBS, Ser 2006-CB14, Cl A1 3.845%, 12/12/44	2,071	2,024
Lehman Brothers-UBS Commercial Mortgage Trust CMBS, Ser 2003-C3, Cl A1 2.599%, 05/15/27	3,859	3,776

Description	Face Amount (000)	Value (000)
Mortgage Related — continued		
Lehman Brothers-UBS Commercial Mortgage Trust CMBS, Ser 2004-C1, Cl A1 2.964%, 01/15/29	$6,323	$ 6,151
Merrill Lynch Mortgage Trust CMBS, Ser 2002-MW1, Cl A2 4.929%, 07/12/34	5,690	5,671
MLCC Mortgage Investors CMO, Ser 2004-1, Cl 1A (F) 4.767%, 12/25/34	5,348	5,340
Morgan Stanely Capital CMBS, Ser 2005-T19, Cl A1 4.478%, 06/12/47	1,879	1,855
Nationslink Funding CMBS, Ser 1998-1, Cl D 6.803%, 03/20/30	1,365	1,373
Prudential Mortgage Capital Funding CMBS, Ser 2001-ROCK, Cl A1 6.232%, 05/10/34	3,936	3,963
Residential Funding Mortgage Securities CMO, Ser 2004-S6, Cl 1A4 5.500%, 06/25/34	4,773	4,732
Sequoia Mortgage Trust CMO, Ser 2004-12, Cl A1 (F) 5.590%, 01/20/35	1,763	1,767
Sequoia Mortgage Trust CMO, Ser 2004-9, Cl A2 (F) 5.680%, 10/20/34	2,328	2,334
Structured Asset Securities CMO, Ser 2002-21A, Cl 4A1 (F) 5.150%, 11/25/32	2,949	2,936
Structured Asset Securities CMO, Ser 2004-21XS, Cl 2A2 3.590%, 12/25/34	4,560	4,510
Wachovia Bank Commercial Mortgage CMBS, Ser 2004-C10, Cl A1 3.065%, 02/15/41	4,608	4,485
Wells Fargo Mortgage Backed Securities CMO, Ser 2005-AR3, Cl 2A1 (F) 4.187%, 03/25/35	4,493	4,420
Wells Fargo Mortgage Backed Securities PAC CMO, Ser 2002-18, Cl 2A4 6.000%, 12/25/32	1,593	1,586
Total Mortgage Related (Cost $97,103)		96,848
Asset-Backed Securities — 17.2%		
Auto & Transportation — 2.8%		
Carmax Auto Owner Trust, Ser 2003-2, Cl A4 3.070%, 10/15/10	5,290	5,261
Total Auto & Transportation		5,261

Description	Face Amount (000)	Value (000)
Credit Card — 5.3%		
Providian Gateway Master Trust, Ser 2004-EA, Cl A, 144A (F) 5.450%, 11/15/11	$10,000	$ 10,014
Total Credit Card		10,014
Home Equity Loans — 5.6%		
Ameriquest Mortgage Securities, Ser 2003-5I, Cl A4I 4.272%, 07/25/33	481	478
Fannie Mae Whole Loan, Ser 2001-W4, Cl AF5 6.114%, 02/25/32	395	394
GSAA Home Equity Trust, Ser 2005-12, Cl AV1 (F) 5.450%, 09/25/35	1,252	1,251
Household Home Equity Loan Trust, Ser 2006-3, Cl A3F 5.630%, 03/20/36	4,305	4,318
Long Beach Mortgage Loan Trust, Ser 2006-WL3, Cl 2A1 (F) 5.400%, 01/25/36	1,156	1,157
Residential Asset Securities, Ser 2003-KS1, Cl A1 (F) 6.140%, 01/25/33	961	962
Residential Funding Mortgage Securities, Ser 2003-HI3, Cl AI4 4.670%, 06/25/18	2,003	1,993
Total Home Equity Loans		10,553
Other — 3.5%		
First Horizon Trust, Ser 2004-HE3, Cl A (F) 5.610%, 10/25/34	2,333	2,337
Oil and Gas Royalty Trust, Ser 2005-1A, Cl A, 144A 5.090%, 07/28/12	4,274	4,262
Total Other		6,599
Total Asset-Backed Securities (Cost $32,424)		32,427
Corporate Bonds — 14.9%		
General Electric Capital MTN, Ser A 4.125%, 09/01/09	5,000	4,906
Rosyln Bancorp 5.750%, 11/15/07	3,000	2,988
SBC Communications Capital MTN, Ser E 7.000%, 10/01/12	5,000	5,086

Description	Face Amount (000)	Value (000)
Corporate Bonds — continued		
Southwest Gas MTN, Ser A 6.890%, 09/24/07	$ 5,000	$ 5,034
Southwestern Bell Telephone 6.625%, 07/15/07	5,000	5,014
Unitrin 5.750%, 07/01/07	5,000	5,002
Total Corporate Bonds (Cost $28,405)		28,030
U.S. Government Mortgage-Backed Obligations — 13.6%		
FNMA 5.500%, 08/01/17	3,591	3,600
FNMA TBA 6.000%, 04/30/37 (G)	7,000	7,050
5.500%, 04/30/22 (G)	15,000	15,033
Total U.S. Government Mortgage-Backed Obligations (Cost $25,708)		25,683
U.S. Treasury Obligations — 12.5%		
U.S. Treasury Note 4.750%, 02/15/10	8,500	8,548
4.750%, 01/31/12	7,500	7,566
4.625%, 02/29/12	7,500	7,528
Total U.S. Treasury Obligations (Cost $23,679)		23,642
Repurchase Agreement — 2.0%		
Morgan Stanley 5.14%, dated 03/30/07, to be repurchased on 04/02/07, repurchase price $3,771,829 (collateralized by a U.S. Government obligation, par value $3,850,000, 5.70%, 01/12/17, total market value $3,893,929) (D)	3,770	3,770
Total Repurchase Agreement (Cost $3,770)		3,770
Total Investments — 111.6% (Cost $211,089)		210,400
Other Assets and Liabilities, Net — (11.6)%		(21,933)
Net Assets — 100.0%		$ 188,467

For descriptions of abbreviations and footnotes, please refer to page 114.

The accompanying notes are an integral part of the financial statements.

Notes to Schedules of Investments

* Non-income producing security.

(A) — All or a portion of this security has been pledged as collateral for securities sold short.
(B) — All or a portion of this security has been pledged as collateral for open futures contracts.
(C) — The rate reported on the Schedule of Investments represents the security's effective yield at time of purchase.
(D) — Tri-party repurchase agreement.
(E) — Discount Note — the rate reported on the Schedule of Investments represents the effective yield at the time of purchase.
(F) — Floating rate security. The rate reported represents the security's rate as of March 31, 2007.
(G) — When-issued security.
(H) — All or a portion of the security has been pledged as collateral for written option contracts.

144A — Security exempt from registration under Rule144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. On March 31, 2007, the value of these securities amounted to $679 (000), representing 2.1% of the net assets of the Cash Reserves Fund, $596 (000), representing 7.2% of the net assets of the Dwight Intermediate Fixed Income Fund and $14,829 (000), representing 7.9% of the net assets of the Dwight Short Term Fixed Income Fund.

ABA — American Bankers Association
ABS — Asset-Backed Security
ADR — American Depositary Receipt
Cl — Class
CMBS — Commercial Mortgage-Backed Security
CMO — Collateralized Mortgage Obligation
FHLMC — Federal Home Loan Mortgage Corporation
FNMA — Federal National Mortgage Association
HMO — Health Maintenance Organization
ISP — Internet Service Provider
MTN — Medium-Term Note
PAC — Planned Amortization Class
REITs — Real Estate Investment Trusts
R&D — Research and Development
S&L — Savings and Loan
Ser — Series
SLMA — Student Loan Marketing Association
SPDR — Standard & Poor's Depositary Receipt
TBA — Security traded under delayed delivery commitments settling after March 31, 2007. Income on this security will not be earned until the settlement date.

Cost figures are shown with "000's" omitted.
Amounts designated as "—" are either $0 or have been rounded to $0.

[THIS PAGE INTENTIONALLY LEFT BLANK]

STATEMENTS OF ASSETS & LIABILITIES (000, excluding shares)

AS OF MARCH 31, 2007

	Old Mutual Analytic U.S. Long/Short Fund	Old Mutual Barrow Hanley Value Fund
Assets		
Investment Securities (including Repurchase Agreements) at cost	$154,623	$102,768
Investment Securities, at value	$159,597	$130,793
Repurchase Agreement, at value	—	—
Cash	12,884	—
Cash Deposits for Short Sales	3,382	—
Receivable for Capital Shares Sold	4,574	497
Receivable for Investment Securities Sold	—	423
Receivable for Dividends and Interest	103	264
Receivable from Investment Advisor	59	3
Prepaid Expenses	47	58
Total Assets	180,646	132,038
Liabilities		
Securities Sold Short, at value (proceeds received of $26,429, $—, $—, $—, $— and $—, respectively)	26,326	—
Payable to Custodian	—	345
Payable for Management Fees	92	95
Payable for Capital Shares Redeemed	62	213
Written Options, at value (proceeds received of $—, $—, $107, $—, $— and $—, respectively)	—	—
Payable for Investment Securities Purchased	29	3
Payable for Trustee Fees	2	3
Accrued Dividend Expense on Securities Sold Short	3	—
Payable for Website Fees	2	2
Variation Margin on Futures Contracts	4	—
Accrued Expenses	110	153
Total Liabilities	26,630	814
Net Assets	**$154,016**	**$131,224**
Net Assets:		
Paid-in Capital†	$159,586	$ 91,951
Undistributed Net Investment Income/(Accumulated Net Investment Loss)	220	753
Accumulated Net Realized Gain (Loss) on Investments, Written Options, Futures Contracts and Securities Sold Short	(11,100)	10,495
Net Unrealized Appreciation on Investments, Futures Contracts, Written Options and Securities Sold Short	5,310	28,025
Net Assets	**$154,016**	**$131,224**
Net Assets — Class Z	$150,654	$124,884
Net Assets — Advisor Class	—	251
Net Assets — Class A	2,546	2,806
Net Assets — Class C	816	3,283
Net Assets — Class R	—	—
Net Assets — Institutional Class	—	—
Outstanding shares of beneficial interest — Class Z	10,611,369	14,156,976
Outstanding shares of beneficial interest — Advisor Class	22	28,415
Outstanding shares of beneficial interest — Class A	179,911	318,991
Outstanding shares of beneficial interest — Class C	58,338	380,682
Outstanding shares of beneficial interest — Class R	22	35
Outstanding shares of beneficial interest — Institutional Class	22	35
Net Asset Value, Offering and Redemption Price Per Share — Class Z	**$14.20**	**$8.82**
Net Asset Value, Offering and Redemption Price Per Share — Advisor Class	**$14.18***	**$8.82***
Net Asset Value and Redemption Price Per Share — Class A	**$14.15**	**$8.80**
Maximum Offering Price Price Per Share — Class A (Net Asset Value/94.25%)	**$15.01**	**$9.34**
Net Asset Value and Offering Price Per Share — Class C ††	**$13.98***	**$8.62**
Net Asset Value, Offering and Redemption Price Per Share — Class R	**$14.17***	**$8.81***
Net Asset Value, Offering and Redemption Price Per Share — Institutional Class	**$14.20***	**$8.83***

† Par Value of $0.001, unlimited authorization.
†† Class C shares have a contingent deferred sales charge. For a description of a possible sales charge, please see the Fund's prospectus.
 * Net assets divided by shares do not calculate to the stated NAV because these amounts are shown rounded.
Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Old Mutual Columbus Circle Technology and Communications Fund	Old Mutual Emerging Growth Fund	Old Mutual Focused Fund	Old Mutual Growth Fund
$ 124,790	$ 138,078	$26,957	$ 440,922
$ 157,845	$ 158,771	$28,419	$ 529,811
1,821	—	808	4,318
—	3,593	—	—
—	—	—	—
19	99	10	105
2,314	3,162	374	3,634
26	27	53	233
205	118	16	154
56	76	51	71
162,286	165,846	29,731	538,326
—	—	—	—
—	—	—	—
130	127	19	359
197	73	27	458
94	—	—	—
410	4,398	583	4,605
4	4	1	13
—	—	—	—
3	3	1	9
—	—	—	—
419	293	42	778
1,257	4,898	673	6,222
$ 161,029	$ 160,948	$29,058	$ 532,104
$ 2,521,838	$ 384,937	$26,160	$ 1,652,167
—	—	69	(2)
(2,395,698)	(244,682)	559	(1,213,268)
34,889	20,693	2,270	93,207
$ 161,029	$ 160,948	$29,058	$ 532,104
$ 160,833	$ 160,761	$25,555	$ 531,797
—	—	—	66
73	65	3,265	96
123	122	238	145
—	—	—	—
—	—	—	—
12,243,852	10,182,793	1,086,221	22,253,659
9	20	12	2,838
5,616	4,156	139,576	4,047
9,669	8,037	10,399	6,281
23	20	12	13
23	20	12	13
$13.14	$15.79	$23.53	$23.90
$12.94*	$15.77*	$23.50*	$23.23*
$13.02*	$15.63*	$23.39	$23.70*
$13.81	$16.58	$24.82	$25.15
$12.68*	$15.23*	$22.88*	$23.08*
$13.11*	$15.76*	$23.48*	$23.87*
$13.14*	$15.79*	$23.54*	$23.91*

STATEMENTS OF ASSETS & LIABILITIES (000, excluding shares) — continued

AS OF MARCH 31, 2007

	Old Mutual Heitman REIT Fund	Old Mutual Large Cap Fund
Assets		
Investment Securities (including Repurchase Agreements) at cost	$133,571	$ 93,526
Investment Securities, at value	$198,053	$101,619
Repurchase Agreement, at value	—	—
Cash	642	1,156
Receivable for Capital Shares Sold	84	74
Receivable for Investment Securities Sold	—	5,170
Receivable for Dividends and Interest	660	124
Receivable for Dividend Tax Reclaims	—	—
Receivable from Investment Advisor	20	15
Prepaid Expenses	57	67
Total Assets	199,516	108,225
Liabilities		
Payable for Management Fees	154	67
Payable for Capital Shares Redeemed	271	399
Payable for Investment Securities Purchased	10	5,027
Payable for Trustees Fees	5	3
Payable for Website Fees	3	2
Accrued Expenses	187	136
Total Liabilities	630	5,634
Net Assets	$198,886	$102,591
Net Assets:		
Paid-in Capital†	$112,491	$178,113
Undistributed (Distributions in Excess of) Net Investment Income	(48)	169
Accumulated Net Realized Gain (Loss) on Investments	21,961	(83,784)
Net Unrealized Appreciation on Investments	64,482	8,093
Net Assets	$198,886	$102,591
Net Assets — Class Z	$181,763	$101,625
Net Assets — Advisor Class	16,346	467
Net Assets — Class A	389	374
Net Assets — Class C	388	125
Net Assets — Class R	—	—
Net Assets — Institutional Class	—	—
Outstanding shares of beneficial interest — Class Z	11,850,618	6,614,891
Outstanding shares of beneficial interest — Advisor Class	1,071,702	30,544
Outstanding shares of beneficial interest — Class A	25,355	24,401
Outstanding shares of beneficial interest — Class C	25,303	8,233
Outstanding shares of beneficial interest — Class R	20	19
Outstanding shares of beneficial interest — Institutional Class	20	19
Net Asset Value, Offering and Redemption Price Per Share — Class Z	**$15.34**	**$15.36**
Net Asset Value, Offering and Redemption Price Per Share — Advisor Class	**$15.26***	**$15.30***
Net Asset Value and Redemption Price Per Share — Class A	**$15.34**	**$15.32***
Maximum Offering Price Price Per Share — Class A (Net Asset Value/94.25%)	**$16.28**	**$16.25**
Net Asset Value and Offering Price Per Share — Class C ††	**$15.32***	**$15.13***
Net Asset Value, Offering and Redemption Price Per Share — Class R	**$15.34***	**$15.34***
Net Asset Value, Offering and Redemption Price Per Share — Institutional Class	**$15.34***	**$15.38***

† Par Value of $0.001, unlimited authorization.
†† Class C shares have a contingent deferred sales charge. For a description of a possible sales charge, please see the Fund's prospectus.
 * Net assets divided by shares do not calculate to the stated NAV because these amounts are shown rounded.
Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Old Mutual Large Cap Growth Fund	Old Mutual Large Cap Growth Concentrated Fund	Old Mutual Mid-Cap Fund	Old Mutual Select Growth Fund
$ 78,513	$ 102,669	$227,337	$ 108,543
$ 86,192	$ 111,397	$250,701	$ 118,005
704	1,013	4,581	645
—	—	9	—
11	16	138	11
63	2,141	879	2,403
89	95	173	37
3	—	—	—
22	52	—	98
57	45	60	53
87,141	114,759	256,541	121,252
62	86	257	91
91	84	356	160
7	2,052	1,470	1,849
2	3	7	3
1	2	4	2
137	184	259	229
300	2,411	2,353	2,334
$ 86,841	$ 112,348	$254,188	$ 118,918
$ 211,882	$ 397,526	$199,811	$ 1,242,255
—	—	22	—
(133,424)	(294,919)	26,410	(1,133,444)
8,383	9,741	27,945	10,107
$ 86,841	$ 112,348	$254,188	$ 118,918
$ 86,240	$ 111,341	$247,662	$ 118,721
349	121	6,039	—
169	660	150	133
83	226	337	64
—	—	—	—
—	—	—	—
3,688,372	6,091,638	15,108,501	4,644,345
15,154	6,706	375,379	12
7,280	36,436	9,262	5,251
3,664	12,821	21,569	2,573
13	16	19	12
13	16	19	12
$23.38	$18.28	$16.39	$25.56
$23.01*	$18.00*	$16.09	$25.53*
$23.17*	$18.11	$16.20	$25.33
$24.58	$19.21	$17.19	$26.88
$22.54*	$17.65*	$15.63*	$24.68*
$23.35*	$18.25*	$16.37*	$25.52*
$23.40*	$18.29*	$16.40*	$25.57*

STATEMENTS OF ASSETS & LIABILITIES (000, excluding shares) — concluded

AS OF MARCH 31, 2007

	Old Mutual Small Cap Fund	Old Mutual Strategic Small Company Fund
Assets		
Investment Securities (including Repurchase Agreements) at cost	$38,614	$33,129
Investment Securities, at value	$43,977	$37,598
Repurchase Agreement, at value	—	430
Cash	2,320	10
Receivable for Capital Shares Sold	24	9
Receivable for Investment Securities Sold	783	778
Receivable for Dividends and Interest	41	16
Receivable from Investment Advisor	20	14
Prepaid Expenses	44	41
Total Assets	47,209	38,896
Liabilities		
Payable to Custodian	—	—
Payable for Management Fees	39	30
Payable for Capital Shares Redeemed	44	73
Payable for Investment Securities Purchased	664	751
Payable for Trustee Fees	1	1
Income Distribution Payable	—	—
Payable for Website Fees	1	1
Accrued Expenses	71	64
Total Liabilities	820	920
Net Assets	**$46,389**	**$37,976**
Net Assets:		
Paid-in Capital†	$46,559	$31,509
Undistributed (Distributions in Excess of) Net Investment Income/(Accumulated Net Investment Loss)	2	4
Accumulated Net Realized Gain (Loss) on Investments	(5,535)	1,564
Net Unrealized Appreciation (Depreciation) on Investments and Futures Contracts	5,363	4,899
Net Assets	**$46,389**	**$37,976**
Net Assets — Class Z	$46,005	$35,712
Net Assets — Advisor Class	6	872
Net Assets — Class A	166	1,296
Net Assets — Class C	212	96
Net Assets — Class R	—	—
Net Assets — Institutional Class	—	—
Outstanding shares of beneficial interest — Class Z	1,648,664	2,650,947
Outstanding shares of beneficial interest — Advisor Class	228	65,621
Outstanding shares of beneficial interest — Class A	5,994	97,371
Outstanding shares of beneficial interest — Class C	7,854	7,506
Outstanding shares of beneficial interest — Class R	11	23
Outstanding shares of beneficial interest — Institutional Class	11	23
Net Asset Value, Offering and Redemption Price Per Share — Class Z	**$27.90**	**$13.47**
Net Asset Value, Offering and Redemption Price Per Share — Advisor Class	**$27.50***	**$13.28***
Net Asset Value and Redemption Price Per Share — Class A	**$27.67***	**$13.31**
Maximum Offering Price Price Per Share — Class A	**$29.36****	**$14.12****
Net Asset Value and Offering Price Per Share — Class C††	**$26.94***	**$12.84***
Net Asset Value, Offering and Redemption Price Per Share — Class R	**$27.85***	**$13.45***
Net Asset Value, Offering and Redemption Price Per Share — Institutional Class	**$27.91***	**$13.48***

† Par Value of $0.001, unlimited authorization.
†† Class C shares have a contingent deferred sales charge. For a description of a possible sales charge, please see the Fund's prospectus.
* Net assets divided by shares do not calculate to the stated NAV because these amounts are shown rounded.
** Maximum Offering Price Per Share is equal to Net Asset Value/94.25%.
*** Maximum Offering Price Per Share is equal to Net Asset Value/95.25%.
n/a — Not Applicable.
Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Old Mutual TS&W Small Cap Value Fund	Old Mutual Cash Reserves Fund	Old Mutual Dwight Intermediate Fixed Income Fund	Old Mutual Dwight Short Term Fixed Income Fund
$47,515	$32,748	$10,654	$211,089
$68,716	$26,848	$ 9,401	$206,630
814	5,900	1,249	3,770
9	69	11	—
16	27	24	1
244	—	412	—
40	181	58	1,136
—	14	11	—
22	12	39	57
69,861	33,051	11,205	211,594
—	—	—	59
73	11	3	140
13	71	—	563
848	—	2,917	22,142
2	1	—	5
—	1	—	—
1	1	—	3
57	57	28	215
994	142	2,948	23,127
$68,867	$32,909	$ 8,257	$188,467
$44,283	$32,918	$ 8,269	$192,904
8	—	—	(3)
2,561	(9)	(10)	(3,745)
22,015	—	(2)	(689)
$68,867	$32,909	$ 8,257	$188,467
$67,029	$32,909	$ 7,574	$187,897
n/a	n/a	—	457
856	n/a	590	58
982	n/a	93	55
n/a	n/a	—	—
n/a	n/a	—	—
2,548,416	32,912,897	750,885	18,978,781
n/a	n/a	30	46,124
32,946	n/a	58,414	5,879
39,090	n/a	9,204	5,488
n/a	n/a	30	31
n/a	n/a	30	31
$26.30	$1.00	$10.09	$9.90
n/a	n/a	$10.08*	$9.91
$25.99*	n/a	$10.09*	$9.90*
$27.58**	n/a	$10.59***	$10.39***
$25.11*	n/a	$10.09*	$9.90*
n/a	n/a	$10.09*	$9.90*
n/a	n/a	$10.09*	$9.90*

STATEMENTS OF OPERATIONS (000)

FOR THE YEAR ENDED MARCH 31, 2007

	Old Mutual Analytic U.S. Long/ Short Fund	Old Mutual Barrow Hanley Value Fund	Old Mutual Columbus Circle Technology and Communications Fund	Old Mutual Emerging Growth Fund
Investment Income:				
Dividends	$ 617	$ 5,201	$ 626	$ 170
Interest	163	25	95	183
Less: Foreign Taxes Withheld	—	(2)	(10)	(7)
Total Investment Income	780	5,224	711	346
Expenses:				
Management Fees	341	1,938	1,746	1,524
Website Fees	3	10	10	9
Transfer Agent Fees	115	568	1,119	633
Trustees' Fees	5	31	25	21
Distribution and Service Fees				
Advisor Class	—	1	—	—
Class A	2	8	—	—
Class C	3	41	1	1
Class R	—	—	—	—
Professional Fees	58	94	125	118
Registration and Filing Fees	39	71	56	40
Custodian Fees	25	67	17	55
Printing Fees	13	33	249	103
Interest Expense on Securities Sold Short	2	—	—	—
Dividend Expense on Securities Sold Short	70	—	—	—
Pricing Fees	2	2	3	3
Other Expenses	8	65	45	36
Total Expenses	686	2,929	3,396	2,543
Less:				
Net Waiver of Management Fees	(138)	(681)	(694)	(440)
Reimbursement of Dividend Expense by Advisor [1]	(13)	—	—	—
Expense Reduction [2]	(1)	(5)	(36)	(17)
Net Expenses	534	2,243	2,666	2,086
Net Investment Income (Loss)	246	2,981	(1,955)	(1,740)
Net Realized Gain from Security Transactions (including Securities Sold Short)	4,165	54,482	14,574	7,045
Net Realized Loss on Futures Contracts	(313)	—	—	—
Net Realized Gain on Written Options	—	—	101	—
Net Change in Unrealized Appreciation (Depreciation) on Investments (including Securities Sold Short)	2,556	(34,814)	(14,119)	(7,763)
Net Change in Unrealized Appreciation on Futures	188	—	—	—
Net Change in Unrealized Appreciation on Written Options	—	—	13	—
Net Realized and Unrealized Gain (Loss) on Investments	6,596	19,668	569	(718)
Increase (Decrease) in Net Assets Resulting from Operations	$6,842	$ 22,649	$ (1,386)	$(2,458)

[1] See Note 3.

[2] All expense reductions are for transfer agent expenses. See Note 2.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

	Old Mutual Focused Fund	Old Mutual Growth Fund	Old Mutual Heitman REIT Fund	Old Mutual Large Cap Fund	Old Mutual Large Cap Growth Fund
	$ 375	$ 3,989	$ 4,205	$ 2,131	$ 802
	42	271	170	212	67
	(5)	(55)	(16)	(23)	—
	412	4,205	4,359	2,320	869
	178	4,503	1,923	1,008	812
	2	35	13	8	5
	91	2,010	511	411	349
	3	75	27	14	13
	—	—	40	1	1
	3	—	1	—	—
	1	1	4	1	1
	—	—	—	—	—
	19	402	156	90	65
	40	57	54	52	45
	5	41	10	8	28
	12	296	48	44	46
	—	—	—	—	—
	—	—	—	—	—
	1	11	4	4	2
	5	135	44	26	23
	360	7,566	2,835	1,667	1,390
	(81)	(1,288)	(116)	(114)	(187)
	—	—	—	—	—
	(2)	(52)	(4)	(4)	(7)
	277	6,226	2,715	1,549	1,196
	135	(2,021)	1,644	771	(327)
	2,090	15,015	37,378	17,153	8,133
	—	—	—	—	—
	—	—	—	—	—
	672	(2,229)	3,392	3,622	(6,149)
	—	—	—	—	—
	—	—	—	—	—
	2,762	12,786	40,770	20,775	1,984
	$2,897	$10,765	$42,414	$21,546	$ 1,657

STATEMENTS OF OPERATIONS (000) — concluded

FOR THE YEAR ENDED MARCH 31, 2007

	Old Mutual Large Cap Growth Concentrated Fund	Old Mutual Mid-Cap Fund	Old Mutual Select Growth Fund	Old Mutual Small Cap Fund
Investment Income:				
Dividends	$ 906	$ 2,190	$ 794	$ 311
Interest	91	241	98	68
Less: Foreign Taxes Withheld	(2)	(16)	(4)	(1)
Total Investment Income	995	2,415	888	378
Expenses:				
Management Fees	1,103	3,034	1,184	449
Website Fees	7	19	8	3
Transfer Agent Fees	480	891	616	169
Trustees' Fees	16	44	18	6
Distribution and Service Fees				
Advisor Class	—	16	—	—
Class A	1	—	—	—
Class C	2	3	1	1
Class R	—	—	—	—
Professional Fees	86	211	91	33
Registration and Filing Fees	44	53	41	42
Custodian Fees	15	25	18	33
Printing Fees	80	67	118	18
Pricing Fees	3	6	3	2
Other Expenses	30	79	32	11
Total Expenses	1,867	4,448	2,130	767
Less:				
Waiver of Management Fees	(321)	(571)	(467)	(202)
Reimbursement of Other Expenses by Advisor [1]	—	—	—	—
Expense Reduction [2]	(13)	(7)	(17)	(3)
Net Expenses	1,533	3,870	1,646	562
Net Investment Income (Loss)	(538)	(1,455)	(758)	(184)
Net Realized Gain (Loss) from Security Transactions	5,462	48,902	6,360	3,736
Net Realized Loss on Futures Contracts	—	—	—	—
Net Change in Unrealized Appreciation (Depreciation) on Investments	(2,030)	(29,490)	(1,321)	959
Net Change in Unrealized Depreciation on Futures	—	—	—	—
Net Realized and Unrealized Gain on Investments	3,432	19,412	5,039	4,695
Increase in Net Assets Resulting from Operations	$ 2,894	$ 17,957	$ 4,281	$4,511

[1] See Note 3.

[2] All expense reductions are for transfer agent expenses. See Note 2.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Old Mutual Strategic Small Company Fund	Old Mutual TS&W Small Cap Value Fund	Old Mutual Cash Reserves Fund	Old Mutual Dwight Intermediate Fixed Income Fund	Old Mutual Dwight Short Term Fixed Income Fund
$ 171	$ 452	$ —	$ —	$ —
47	67	1,789	424	9,645
(1)	(1)	—	—	—
217	518	1,789	424	9,645
403	744	138	35	978
3	4	2	—	13
150	112	105	33	697
5	9	5	1	30
3	—	—	—	2
2	2	—	—	—
1	11	—	1	—
—	—	—	—	—
29	51	22	5	146
40	33	17	35	59
45	8	5	10	8
17	10	21	2	11
3	2	3	17	12
10	14	5	2	52
711	1,000	323	141	2,008
(131)	(105)	(67)	(35)	(482)
—	—	—	(39)	—
(2)	(2)	(4)	—	(1)
578	893	252	67	1,525
(361)	(375)	1,537	357	8,120
2,717	7,386	—	27	(398)
—	—	—	(3)	—
(872)	(1,357)	—	60	3,149
—	—	—	(1)	—
1,845	6,029	—	83	2,751
$1,484	$5,654	$1,537	$440	$10,871

STATEMENTS OF CHANGES IN NET ASSETS (000)

	Old Mutual Analytic U.S. Long/Short Fund		Old Mutual Barrow Hanley Value Fund	
	4/1/06 to 3/31/07	4/1/05 to 3/31/06	4/1/06 to 3/31/07	4/1/05 to 3/31/06
Investment Activities:				
Net Investment Income (Loss)	$ 246	$ 212	$ 2,981	$ 5,044
Net Realized Gain from Security Transactions, Securities Sold Short, Futures Contracts and Written Options	3,852	8,122	54,482	72,769
Net Change in Unrealized Appreciation (Depreciation) on Investments, Securities Sold Short, Futures Contracts and Written Options	2,744	(3,331)	(34,814)	(43,451)
Net Increase (Decrease) in Net Assets Resulting from Operations	6,842	5,003	22,649	34,362
Dividends and Distributions to Shareholders From:				
Net Investment Income				
Class Z	(93)	(226)	(2,370)	(4,987)
Advisor Class	—	—	(3)	(4)
Class A	(1)	(2)	(41)	(19)
Class C	—	—	—	(2)
Class R	—	—	—	—
Institutional Class	—	—	—	—
Net Realized Gains from Security Transactions				
Class Z	—	—	(110,949)	(24,528)
Advisor Class	—	—	(217)	(31)
Class A	—	—	(2,018)	(160)
Class C	—	—	(2,203)	(349)
Class R	—	—	—	—
Institutional Class	—	—	—	—
Total Dividends and Distributions	(94)	(228)	(117,801)	(30,080)
Increase (Decrease) in Net Assets Derived from Capital Share Transactions[1]	118,953	(31,945)	(95,303)	(1,073,661)
Total Increase (Decrease) in Net Assets	125,701	(27,170)	(190,455)	(1,069,379)
Net Assets:				
Beginning of Year	28,315	55,485	321,679	1,391,058
End of Year	$154,016	$ 28,315	$ 131,224	$ 321,679
Undistributed Net Investment Income/(Accumulated Net Investment Loss) — End of Year	$ 220	$ 41	$ 753	$ 186

[1] See Note 5.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Old Mutual Columbus Circle Technology and Communications Fund		Old Mutual Emerging Growth Fund		Old Mutual Focused Fund		Old Mutual Growth Fund	
4/1/06 to 3/31/07	4/1/05 to 3/31/06	4/1/06 to 3/31/07	4/1/05 to 3/31/06	4/1/06 to 3/31/07	4/1/05 to 3/31/06	4/1/06 to 3/31/07	4/1/05 to 3/31/06
$ (1,955)	$ (2,843)	$ (1,740)	$ (2,205)	$ 135	$ 15	$ (2,021)	$ (4,131)
14,675	56,163	7,045	73,060	2,090	1,291	15,015	271,676
(14,106)	(1,413)	(7,763)	(27,542)	672	569	(2,229)	(110,766)
(1,386)	51,907	(2,458)	43,313	2,897	1,875	10,765	156,779
—	—	—	—	(74)	(88)	—	—
—	—	—	—	—	—	—	—
—	—	—	—	(7)	—	—	—
—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—
—	—	—	—	(81)	(88)	—	—
(60,594)	(67,308)	(18,942)	(45,361)	8,540	(3,934)	(134,537)	(216,035)
(61,980)	(15,401)	(21,400)	(2,048)	11,356	(2,147)	(123,772)	(59,256)
223,009	238,410	182,348	184,396	17,702	19,849	655,876	715,132
$161,029	$223,009	$160,948	$182,348	$29,058	$17,702	$ 532,104	$655,876
$ —	$ —	$ —	$ —	$ 69	$ 15	$ (2)	$ —

STATEMENTS OF CHANGES IN NET ASSETS (000) — continued

	Old Mutual Heitman REIT Fund		Old Mutual Large Cap Fund	
	4/1/06 to 3/31/07	4/1/05 to 3/31/06	4/1/06 to 3/31/07	4/1/05 to 3/31/06
Investment Activities:				
Net Investment Income (Loss)	$ 1,644	$ 1,325	$ 771	$ 670
Net Realized Gain from Security Transactions	37,378	23,961	17,153	5,572
Net Change in Unrealized Appreciation (Depreciation) on Investments	3,392	32,090	3,622	2,781
Net Increase in Net Assets Resulting from Operations	42,414	57,376	21,546	9,023
Dividends and Distributions to Shareholders From:				
Net Investment Income				
Class Z	(3,959)	(2,656)	(707)	(563)
Advisor Class	(285)	(183)	(1)	(1)
Class A	(7)	(2)	—	—
Class C	(4)	(3)	—	—
Class R	—	—	—	—
Institutional Class	—	—	—	—
Return of Capital				
Class Z	—	(1,435)	—	—
Advisor Class	—	(126)	—	—
Class A	—	(2)	—	—
Class C	—	(4)	—	—
Class R	—	—	—	—
Institutional Class	—	—	—	—
Net Realized Gains from Security Transactions				
Class Z	(18,463)	(18,311)	—	—
Advisor Class	(1,369)	(1,478)	—	—
Class A	(46)	(19)	—	—
Class C	(28)	(58)	—	—
Class R	—	—	—	—
Institutional Class	—	—	—	—
Total Dividends and Distributions	(24,161)	(24,277)	(708)	(564)
Increase (Decrease) in Net Assets Derived from Capital Share Transactions[1]	(18,967)	7,223	(2,019)	(47,282)
Total Increase (Decrease) in Net Assets	(714)	40,322	18,819	(38,823)
Net Assets:				
Beginning of Year	199,600	159,278	83,772	122,595
End of Year	$198,886	$199,600	$102,591	$ 83,772
Undistributed (Distributions in Excess of) Net Investment Income — End of Year	$ (48)	$ 3	$ 169	$ 106

[1] See Note 5.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

	Old Mutual Large Cap Growth Fund		Old Mutual Large Cap Growth Concentrated Fund		Old Mutual Mid-Cap Fund		Old Mutual Select Growth Fund	
	4/1/06 to 3/31/07	4/1/05 to 3/31/06	4/1/06 to 3/31/07	4/1/05 to 3/31/06	4/1/06 to 3/31/07	4/1/05 to 3/31/06	4/1/06 to 3/31/07	4/1/05 to 3/31/06
	$ (327)	$ (654)	$ (538)	$ (1,329)	$ (1,455)	$ (1,117)	$ (758)	$ (1,452)
	8,133	44,218	5,462	44,639	48,902	61,229	6,360	42,134
	(6,149)	(20,175)	(2,030)	(8,349)	(29,490)	9,699	(1,321)	(7,673)
	1,657	23,389	2,894	34,961	17,957	69,811	4,281	33,009
	—	—	—	—	—	(316)	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	(73,764)	(33,271)	—	—
	—	—	—	—	(1,389)	(638)	—	—
	—	—	—	—	(46)	(19)	—	—
	—	—	—	—	(69)	(22)	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	(75,268)	(34,266)	—	—
	(26,700)	(55,900)	(31,000)	(47,943)	(100,165)	(88,381)	(35,633)	(46,458)
	(25,043)	(32,511)	(28,106)	(12,982)	(157,476)	(52,836)	(31,352)	(13,449)
	111,884	144,395	140,454	153,436	411,664	464,500	150,270	163,719
	$ 86,841	$111,884	$112,348	$140,454	$ 254,188	$411,664	$118,918	$150,270
	$ —	$ —	$ —	$ —	$ 22	$ —	$ —	$ —

STATEMENTS OF CHANGES IN NET ASSETS (000) — concluded

	Old Mutual Small Cap Fund		Old Mutual Strategic Small Company Fund	
	4/1/06 to 3/31/07	4/1/05 to 3/31/06	4/1/06 to 3/31/07	4/1/05 to 3/31/06
Investment Activities:				
Net Investment Income (Loss)	$ (184)	$ (177)	$ (361)	$ (434)
Net Realized Gain (Loss) from Security Transactions and Futures Contracts	3,736	8,427	2,717	16,460
Net Increase from Payments by Affiliate[1]	—	—	—	—
Net Change in Unrealized Appreciation (Depreciation) on Investments and Futures Contracts	959	(1,871)	(872)	(6,407)
Net Increase in Net Assets Resulting from Operations	4,511	6,379	1,484	9,619
Dividends and Distributions to Shareholders From:				
Net Investment Income				
Class Z	—	—	—	—
Advisor Class	—	—	—	—
Class A	—	—	—	—
Class C	—	—	—	—
Class R	—	—	—	—
Institutional Class	—	—	—	—
Net Realized Gains from Security Transactions				
Class Z	—	—	(10,783)	—
Advisor Class	—	—	(290)	—
Class A	—	—	(331)	—
Class C	—	—	(22)	—
Class R	—	—	—	—
Institutional Class	—	—	—	—
Total Dividends and Distributions	—	—	(11,426)	—
Increase (Decrease) in Net Assets Derived from Capital Share Transactions[2]	(8,173)	(17,052)	(1,761)	(12,776)
Total Increase (Decrease) in Net Assets	(3,662)	(10,673)	(11,703)	(3,157)
Net Assets:				
Beginning of Year	50,051	60,724	49,679	52,836
End of Year	$46,389	$ 50,051	$ 37,976	$ 49,679
Undistributed (Distributions in Excess of) Net Investment Income/(Accumulated Net Investment Loss) — End of Year	$ 2	$ —	$ 4	$ —

[1] See Note 3.

[2] See Note 5.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Old Mutual TS&W Small Cap Value Fund		Old Mutual Cash Reserves Fund		Old Mutual Dwight Intermediate Fixed Income Fund		Old Mutual Dwight Short Term Fixed Income Fund	
4/1/06 to 3/31/07	4/1/05 to 3/31/06	4/1/06 to 3/31/07	4/1/05 to 3/31/06	4/1/06 to 3/31/07	4/1/05 to 3/31/06	4/1/06 to 3/31/07	4/1/05 to 3/31/06
$ (375)	$ (444)	$ 1,537	$ 1,111	$ 357	$ 307	$ 8,120	$ 9,496
7,386	11,628	—	(1)	24	(14)	(398)	(1,829)
—	—	—	1	—	—	—	—
(1,357)	3,454	—	—	59	(84)	3,149	1,011
5,654	14,638	1,537	1,111	440	209	10,871	8,678
—	—	(1,537)	(1,111)	(345)	(307)	(7,989)	(9,693)
—	—	—	—	—	—	(20)	(43)
—	—	—	—	(10)	(2)	(2)	(1)
—	—	—	—	(3)	(2)	(2)	(1)
—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—
(9,531)	(6,016)	—	—	—	(18)	—	—
—	—	—	—	—	—	—	—
(125)	(81)	—	—	—	—	—	—
(171)	(96)	—	—	—	—	—	—
—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—
(9,827)	(6,193)	(1,537)	(1,111)	(358)	(329)	(8,013)	(9,738)
2,655	(31,655)	(1,594)	(7,217)	444	426	(69,519)	(138,393)
(1,518)	(23,210)	(1,594)	(7,217)	526	306	(66,661)	(139,453)
70,385	93,595	34,503	41,720	7,731	7,425	255,128	394,581
$68,867	$ 70,385	$32,909	$34,503	$8,257	$7,731	$188,467	$ 255,128
$ 8	$ (5)	$ —	$ —	$ —	$ —	$ (3)	$ —

FINANCIAL HIGHLIGHTS

For a Share Outstanding Throughout Each Year or Period ended March 31, (unless otherwise noted)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets^^^.*	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate†
OLD MUTUAL ANALYTIC U.S. LONG/SHORT FUND															
Class Z															
2007	$11.70	$ 0.08 [1]	$ 2.46	$ 2.54	$(0.04)	$ —	$(0.04)	$ —	$14.20	21.74%	$ 150,654	1.24%@	1.56%	0.59%	93.42%
2006	10.60	0.05 [1]	1.13	1.18	(0.08)	—	(0.08)	—	11.70	11.16%	27,771	1.27%@	1.30%	0.47%	208.15%
2005	9.84	0.06 [1]	0.77	0.83	(0.07)	—	(0.07)	—	10.60	8.49%	55,219	1.28%	1.28%	0.57%	173.71%
2004	7.35	0.05 [1]	2.48	2.53	(0.04)	—	(0.04)	—	9.84	34.50%	65,668	1.24%	1.25%	0.59%	267.41%
2003	10.42	0.06	(3.06)	(3.00)	(0.07)	—	(0.07)	—	7.35	(28.83)%	53,983	1.19%	1.31%	0.62%	212.69%
Advisor Class															
2007 [2]	$13.51	$ 0.01 [1]	$ 0.66	$ 0.67	$ —	$ —	$ —	$ —	$14.18	4.96%	$ —	1.38%@	270.71%	0.33%	93.42%
Class A															
2007	$11.68	$ 0.05 [1]	$ 2.44	$ 2.49	$(0.02)	$ —	$(0.02)	$ —	$14.15	21.33%	$ 2,546	1.48%@	2.47%	0.39%	93.42%
2006	10.58	0.03 [1]	1.13	1.16	(0.06)	—	(0.06)	—	11.68	10.97%	387	1.49%@	1.54%	0.29%	208.15%
2005	9.83	0.04 [1]	0.77	0.81	(0.06)	—	(0.06)	—	10.58	8.21%	177	1.53%	1.53%	0.38%	173.71%
2004 †††	8.66	0.03 [1]	1.18	1.21	(0.04)	—	(0.04)	—	9.83	13.95%	82	1.48%	1.49%	0.41%	267.41%
Class C															
2007	$11.60	$(0.06) [1]	$ 2.42	$ 2.36	$ —	$ —	$ —	$ 0.02	$13.98	20.52%	$ 816	2.24%@	3.95%	(0.45)%	93.42%
2006	10.53	(0.05) [1]	1.12	1.07	—	—	—	—	11.60	10.16%	157	2.25%@	2.29%	(0.50)%	208.15%
2005	9.81	(0.04) [1]	0.76	0.72	—	—	—	—	10.53	7.34%	89	2.28%	2.28%	(0.42)%	173.71%
2004 †††	8.66	(0.02) [1]	1.18	1.16	(0.01)	—	(0.01)	—	9.81	13.41%	78	2.23%	2.24%	(0.35)%	267.41%
Class R															
2007 [2]	$13.51	$ — [1]	$ 0.66	$ 0.66	$ —	$ —	$ —	$ —	$14.17	4.89%	$ —	1.71%@	4,541.53%	0.04%	93.42%
Institutional Class															
2007 [2]	$13.51	$ 0.03 [1]	$ 0.66	$ 0.69	$ —	$ —	$ —	$ —	$14.20	5.11%	$ —	1.01%@	2,495.13%	0.73%	93.42%
OLD MUTUAL BARROW HANLEY VALUE FUND															
Class Z															
2007	$16.61	$ 0.19 [1]	$ 1.37	$ 1.56	$(0.21)	$(9.14)	$(9.35)	$ —	$ 8.82	14.03%	$ 124,884	1.10%	1.43%	1.52%	62.56%
2006	16.65	0.09 [1]	0.68	0.77	(0.14)	(0.67)	(0.81)	—	16.61	4.69%	311,142	1.37%	1.45%	0.51%	26.88%
2005	15.88	0.06 [1]	0.99	1.05	(0.05)	(0.23)	(0.28)	—	16.65	6.64%	1,374,194	1.44%	1.46%	0.34%	20.03%
2004	11.84	0.05 [1]	4.07	4.12	(0.06)	(0.02)	(0.08)	—	15.88	34.82%	1,128,195	1.48%	1.49%	0.36%	24.31%
2003	16.40	0.14	(4.31)	(4.17)	(0.15)	(0.24)	(0.39)	—	11.84	(25.73)%	647,508	1.45%	1.52%	1.00%	50.05%
Advisor Class															
2007	$16.58	$ 0.16 [1]	$ 1.37	$ 1.53	$(0.15)	$(9.14)	$(9.29)	$ —	$ 8.82	13.83%	$ 251	1.35%	2.68%	1.25%	62.56%
2006	16.62	0.07 [1]	0.65	0.72	(0.09)	(0.67)	(0.76)	—	16.58	4.39%	758	1.59%	1.64%	0.44%	26.88%
2005	15.86	0.01 [1]	1.01	1.02	(0.03)	(0.23)	(0.26)	—	16.62	6.41%	894	1.69%	1.71%	0.09%	20.03%
2004 ††††	14.23	0.04 [1]	1.66	1.70	(0.05)	(0.02)	(0.07)	—	15.86	11.97%	723	1.75%	1.76%	0.35%	24.31%
Class A															
2007	$16.58	$ 0.15 [1]	$ 1.38	$ 1.53	$(0.17)	$(9.14)	$(9.31)	$ —	$ 8.80	13.86%	$ 2,806	1.35%	1.79%	1.27%	62.56%
2006	16.62	0.06 [1]	0.65	0.71	(0.08)	(0.67)	(0.75)	—	16.58	4.34%	3,791	1.59%	1.66%	0.38%	26.88%
2005	15.86	0.02 [1]	1.00	1.02	(0.03)	(0.23)	(0.26)	—	16.62	6.41%	5,827	1.69%	1.71%	0.12%	20.03%
2004 †††	14.22	0.03 [1]	1.69	1.72	(0.06)	(0.02)	(0.08)	—	15.86	12.07%	2,555	1.75%	1.76%	0.25%	24.31%
Class C															
2007	$16.37	$ 0.06 [1]	$ 1.33	$ 1.39	$ —	$(9.14)	$(9.14)	$ —	$ 8.62	12.78%	$ 3,283	2.10%	2.56%	0.52%	62.56%
2006	16.46	(0.06) [1]	0.64	0.58	—	(0.67)	(0.67)	—	16.37	3.58%	5,988	2.35%	2.42%	(0.37)%	26.88%
2005	15.80	(0.11) [1]	1.00	0.89	—	(0.23)	(0.23)	—	16.46	5.62%	10,143	2.44%	2.46%	(0.65)%	20.03%
2004 †††	14.22	(0.05) [1]	1.69	1.64	(0.04)	(0.02)	(0.06)	—	15.80	11.56%	3,093	2.50%	2.51%	(0.48)%	24.31%
Class R															
2007 [2]	$ 8.69	$ 0.03 [1]	$ 0.09	$ 0.12	$ —	$ —	$ —	$ —	$ 8.81	1.38%	$ —	1.66%	4,635.05%	1.36%	62.56%
Institutional Class															
2007 [2]	$ 8.69	$ 0.05 [1]	$ 0.09	$ 0.14	$ —	$ —	$ —	$ —	$ 8.83	1.61%	$ —	0.93%	2,546.53%	2.10%	62.56%

The accompanying notes are an integral part of the financial statements.

	Net Asset Value Beginning of Period	Net Investment Loss	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets^^^,*	Ratio of Net Investment Loss to Average Net Assets*	Portfolio Turnover Rate†

OLD MUTUAL COLUMBUS CIRCLE TECHNOLOGY AND COMMUNICATIONS FUND

	Net Asset Value Beginning of Period	Net Investment Loss	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets^^^,*	Ratio of Net Investment Loss to Average Net Assets*	Portfolio Turnover Rate†
Class Z															
2007	$13.04	$(0.13)[1]	$ 0.23	$ 0.10	$—	$—	$—	$—	$13.14	0.77%	$160,833	1.45%	1.84%	(1.06)%	126.47%
2006	10.40	(0.14)[1]	2.78	2.64	—	—	—	—	13.04	25.38%	222,617	1.59%	1.62%	(1.24)%	104.99%
2005	10.77	(0.13)[1]	(0.24)	(0.37)	—	—	—	—	10.40	(3.44)%	229,768	1.64%	1.64%	(1.22)%	63.05%
2004	7.31	(0.14)[1]	3.60	3.46	—	—	—	—	10.77	47.33%	314,112	1.66%	1.67%	(1.40)%	135.24%
2003	14.79	(0.11)[1]	(7.37)	(7.48)	—	—	—	—	7.31	(50.57)%	262,244	1.54%	1.54%	(1.24)%	261.67%
Advisor Class															
2007	$12.88	$(0.16)[1]	$ 0.22	$ 0.06	$—	$—	$—	$—	$12.94	0.47%	$ —	1.69%	10.22%	(1.32)%	126.47%
2006	10.29	(0.16)[1]	2.75	2.59	—	—	—	—	12.88	25.17%	201	1.87%	1.88%	(1.50)%	104.99%
2005	10.68	(0.15)[1]	(0.24)	(0.39)	—	—	—	—	10.29	(3.65)%	8,536	1.89%	1.89%	(1.45)%	63.05%
2004	7.27	(0.16)[1]	3.57	3.41	—	—	—	—	10.68	46.91%	14,303	1.90%	1.91%	(1.64)%	135.24%
2003	14.75	(0.13)[1]	(7.35)	(7.48)	—	—	—	—	7.27	(50.71)%	7,285	1.79%	1.79%	(1.47)%	261.67%
Class A															
2007	$12.96	$(0.16)[1]	$ 0.22	$ 0.06	$—	$—	$—	$—	$13.02	0.46%	$ 73	1.70%	8.11%	(1.31)%	126.47%
2006	10.36	(0.17)[1]	2.77	2.60	—	—	—	—	12.96	25.10%	67	1.83%	1.87%	(1.48)%	104.99%
2005	10.75	(0.15)[1]	(0.24)	(0.39)	—	—	—	—	10.36	(3.63)%	53	1.90%	1.90%	(1.47)%	63.05%
2004††	9.69	(0.08)[1]	1.14	1.06	—	—	—	—	10.75	10.94%	55	1.86%	1.87%	(1.56)%	135.24%
Class C															
2007	$12.72	$(0.25)[1]	$ 0.21	$(0.04)	$—	$—	$—	$—	$12.68	(0.31)%	$ 123	2.45%	6.06%	(2.06)%	126.47%
2006	10.24	(0.25)[1]	2.73	2.48	—	—	—	—	12.72	24.22%	124	2.57%	2.61%	(2.19)%	104.99%
2005	10.71	(0.23)[1]	(0.24)	(0.47)	—	—	—	—	10.24	(4.39)%	53	2.65%	2.65%	(2.22)%	63.05%
2004††	9.69	(0.13)[1]	1.15	1.02	—	—	—	—	10.71	10.53%	55	2.61%	2.62%	(2.31)%	135.24%
Class R															
2007[2]	$13.02	$(0.06)[1]	$ 0.15	$ 0.09	$—	$—	$—	$—	$13.11	0.69%	$ —	2.00%	4,637.59%	(1.56)%	126.47%
Institutional Class															
2007[2]	$13.02	$(0.03)[1]	$ 0.15	$ 0.12	$—	$—	$—	$—	$13.14	0.92%	$ —	1.22%	2,547.92%	(0.80)%	126.47%

OLD MUTUAL EMERGING GROWTH FUND

	Net Asset Value Beginning of Period	Net Investment Loss	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets^^^,*	Ratio of Net Investment Loss to Average Net Assets*	Portfolio Turnover Rate†
Class Z															
2007	$15.83	$(0.16)[1]	$ 0.12	$(0.04)	$—	$—	$—	$—	$15.79	(0.25)%	$160,761	1.30%	1.57%	(1.08)%	221.65%
2006	12.42	(0.17)[1]	3.58	3.41	—	—	—	—	15.83	27.46%	182,191	1.43%	1.45%	(1.23)%	157.70%
2005	12.66	(0.16)[1]	(0.08)	(0.24)	—	—	—	—	12.42	(1.90)%	184,294	1.46%	1.47%	(1.36)%	68.28%
2004	7.94	(0.16)[1]	4.88	4.72	—	—	—	—	12.66	59.45%	278,178	1.40%	1.41%	(1.30)%	96.38%
2003	14.23	(0.14)	(6.15)	(6.29)	—	—	—	—	7.94	(44.20)%	201,460	1.55%	1.55%	(1.44)%	218.32%
Advisor Class															
2007[2]	$15.20	$(0.06)[1]	$ 0.63	$ 0.57	$—	$—	$—	$—	$15.77	3.75%	$ —	1.55%	2,258.98%	(1.45)%	221.65%
Class A															
2007	$15.71	$(0.20)[1]	$ 0.12	$(0.08)	$—	$—	$—	$—	$15.63	(0.51)%	$ 65	1.55%	8.19%	(1.33)%	221.65%
2006	12.36	(0.20)[1]	3.55	3.35	—	—	—	—	15.71	27.10%	65	1.68%	1.70%	(1.48)%	157.70%
2005	12.63	(0.19)[1]	(0.08)	(0.27)	—	—	—	—	12.36	(2.14)%	51	1.71%	1.72%	(1.61)%	68.28%
2004††	12.03	(0.10)[1]	0.70	0.60	—	—	—	—	12.63	4.99%	53	1.62%	1.63%	(1.57)%	96.38%
Class C															
2007	$15.42	$(0.30)[1]	$ 0.11	$(0.19)	$—	$—	$—	$—	$15.23	(1.23)%	$ 122	2.30%	6.89%	(2.08)%	221.65%
2006	12.22	(0.30)[1]	3.50	3.20	—	—	—	—	15.42	26.19%	92	2.41%	2.44%	(2.21)%	157.70%
2005	12.59	(0.28)[1]	(0.09)	(0.37)	—	—	—	—	12.22	(2.94)%	51	2.46%	2.47%	(2.36)%	68.28%
2004††	12.03	(0.15)[1]	0.71	0.56	—	—	—	—	12.59	4.66%	52	2.37%	2.38%	(2.32)%	96.38%
Class R															
2007[2]	$15.20	$(0.07)[1]	$ 0.63	$ 0.56	$—	$—	$—	$—	$15.76	3.68%	$ —	1.85%	4,571.29%	(1.75)%	221.65%
Institutional Class															
2007[2]	$15.20	$(0.04)[1]	$ 0.63	$ 0.59	$—	$—	$—	$—	$15.79	3.88%	$ —	1.07%	2,511.60%	(0.98)%	221.65%

The accompanying notes are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS — continued

	Net Asset Value Beginning of Period	Net Investment Income (Loss)	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets^^^.*	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate†
OLD MUTUAL FOCUSED FUND															
Class Z															
2007	$20.36	$ 0.13 [1]	$ 3.10	$ 3.23	$(0.06)	$ —	$(0.06)	$ —	$23.53	15.85%	$ 25,555	1.15%	1.44%	0.57%	95.63%
2006	18.61	0.02 [1]	1.82	1.84	(0.09)	—	(0.09)	—	20.36	9.88%	17,566	1.39%	1.47%	0.08%	110.47%
2005	17.19	0.07 [1]	1.35	1.42	—	—	—	—	18.61	8.26%	19,724	1.49%	1.62%	0.42%	192.04%
2004	12.01	(0.02) [1]	5.20	5.18	—	—	—	—	17.19	43.13%	26,574	1.50%	1.54%	(0.15)%	240.63%
2003	16.20	(0.02)	(4.17)	(4.19)	—	—	—	—	12.01	(25.86)%	23,293	1.50%	1.50%	(0.23)%	281.70%
Advisor Class															
2007 [2]	$24.26	$ 0.02 [1]	$(0.78)	$(0.76)	$ —	$ —	$ —	$ —	$23.50	(3.13)%	$ —	1.41%	2,343.97%	0.33%	95.63%
Class A															
2007	$20.29	$ 0.12 [1]	$ 3.03	$ 3.15	$(0.05)	$ —	$(0.05)	$ —	$23.39	15.52%	$ 3,265	1.40%	1.73%	0.50%	95.63%
2006	18.55	(0.03) [1]	1.81	1.78	(0.04)	—	(0.04)	—	20.29	9.59%	69	1.64%	1.72%	(0.15)%	110.47%
2005	17.17	0.03 [1]	1.35	1.38	—	—	—	—	18.55	8.04%	63	1.74%	1.87%	0.20%	192.04%
2004 [††]	14.79	(0.03) [1]	2.41	2.38	—	—	—	—	17.17	16.09%	58	1.77%	1.85%	(0.36)%	240.63%
Class C															
2007	$19.95	$(0.07) [1]	$ 3.00	$ 2.93	$ —	$ —	$ —	$ —	$22.88	14.69%	$ 238	2.15%	5.22%	(0.33)%	95.63%
2006	18.34	(0.17) [1]	1.78	1.61	—	—	—	—	19.95	8.78%	67	2.39%	2.47%	(0.90)%	110.47%
2005	17.10	(0.10) [1]	1.34	1.24	—	—	—	—	18.34	7.25%	62	2.49%	2.62%	(0.55)%	192.04%
2004 [††]	14.79	(0.09) [1]	2.40	2.31	—	—	—	—	17.10	15.62%	58	2.52%	2.60%	(1.11)%	240.63%
Class R															
2007 [2]	$24.26	$ — [1]	$(0.78)	$(0.78)	$ —	$ —	$ —	$ —	$23.48	(3.22)%	$ —	1.71%	4,740.42%	0.04%	95.63%
Institutional Class															
2007 [2]	$24.26	$ 0.06 [1]	$(0.78)	$(0.72)	$ —	$ —	$ —	$ —	$23.54	(2.97)%	$ —	0.83%	2,604.40%	0.91%	95.63%
OLD MUTUAL GROWTH FUND															
Class Z															
2007	$23.21	$(0.08) [1]	$ 0.77	$ 0.69	$ —	$ —	$ —	$ —	$23.90	2.97%	$ 531,797	1.10%	1.33%	(0.36)%	93.58%
2006	18.36	(0.12) [1]	4.97	4.85	—	—	—	—	23.21	26.42%	655,520	1.35%	1.37%	(0.61)%	102.94%
2005	18.34	(0.19) [1]	0.21	0.02	—	—	—	—	18.36	0.11%	714,903	1.40%	1.40%	(1.16)%	36.93%
2004	13.90	(0.20) [1]	4.64	4.44	—	—	—	—	18.34	31.94%	986,917	1.38%	1.39%	(1.16)%	163.61%
2003	18.94	(0.17) [1]	(4.87)	(5.04)	—	—	—	—	13.90	(26.61)%	1,118,887	1.42%	1.42%	(1.12)%	167.87%
Advisor Class															
2007	$22.62	$(0.13) [1]	$ 0.74	$ 0.61	$ —	$ —	$ —	$ —	$23.23	2.70%	$ 66	1.35%	7.85%	(0.61)%	93.58%
2006	17.94	(0.18) [1]	4.86	4.68	—	—	—	—	22.62	26.09%	64	1.61%	1.63%	(0.93)%	102.94%
2005	17.98	(0.24) [1]	0.20	(0.04)	—	—	—	—	17.94	(0.22)%	120	1.65%	1.65%	(1.39)%	36.93%
2004	13.66	(0.24) [1]	4.56	4.32	—	—	—	—	17.98	31.63%	40,534	1.63%	1.64%	(1.42)%	163.61%
2003	18.66	(0.21) [1]	(4.79)	(5.00)	—	—	—	—	13.66	(26.80)%	33,619	1.67%	1.67%	(1.37)%	167.87%
Class A															
2007	$23.07	$(0.13) [1]	$ 0.76	$ 0.63	$ —	$ —	$ —	$ —	$23.70	2.73%	$ 96	1.35%	5.41%	(0.56)%	93.58%
2006	18.29	(0.14) [1]	4.92	4.78	—	—	—	—	23.07	26.13%	224	1.55%	1.57%	(0.67)%	102.94%
2005	18.32	(0.25) [1]	0.22	(0.03)	—	—	—	—	18.29	(0.16)%	55	1.65%	1.65%	(1.41)%	36.93%
2004 [††]	16.68	(0.13) [1]	1.77	1.64	—	—	—	—	18.32	9.83%	55	1.61%	1.62%	(1.42)%	163.61%
Class C															
2007	$22.64	$(0.30) [1]	$ 0.74	$ 0.44	$ —	$ —	$ —	$ —	$23.08	1.94%	$ 145	2.10%	5.91%	(1.36)%	93.58%
2006	18.09	(0.30) [1]	4.85	4.55	—	—	—	—	22.64	25.15%	68	2.34%	2.36%	(1.53)%	102.94%
2005	18.25	(0.38) [1]	0.22	(0.16)	—	—	—	—	18.09	(0.88)%	54	2.40%	2.40%	(2.16)%	36.93%
2004 [††]	16.68	(0.20) [1]	1.77	1.57	—	—	—	—	18.25	9.41%	55	2.36%	2.37%	(2.17)%	163.61%
Class R															
2007 [2]	$23.05	$(0.06) [1]	$ 0.88	$ 0.82	$ —	$ —	$ —	$ —	$23.87	3.56%	$ —	1.65%	4,579.04%	(0.98)%	93.58%
Institutional Class															
2007 [2]	$23.05	$(0.02) [1]	$ 0.88	$ 0.86	$ —	$ —	$ —	$ —	$23.91	3.73%	$ —	0.97%	2,515.87%	(0.30)%	93.58%

The accompanying notes are an integral part of the financial statements.

	Net Asset Value Beginning of Period	Net Investment Income (Loss)	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Return of Capital	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets^^^.*	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate†
OLD MUTUAL HEITMAN REIT FUND																
Class Z																
2007	$14.28	$ 0.12 [1]	$ 2.57	$ 2.69	$(0.30)	$(1.33)	$ —	$(1.63)	$ —	$15.34	19.20%	$181,763	1.25%	1.30%	0.79%	67.95%
2006	11.77	0.10 [1]	4.07	4.17	(0.19)	(1.36)	(0.11) [3]	(1.66)	—	14.28	37.47%	182,951	1.31%	1.31%	0.73%	69.95%
2005	11.66	0.30 [1]	1.01^^^^	1.31	(0.29)	(0.91)	—	(1.20)	—	11.77	10.96%	145,088	1.31%	1.31%	2.52%	82.58%
2004	8.06	0.31 [1]	3.80	4.11	(0.34)	(0.12)	(0.05) [3]	(0.51)	—	11.66	52.08%	133,980	1.30%	1.31%	3.15%	78.20%
2003	9.58	0.30 [1]	(0.87)	(0.57)	(0.31)	(0.61)	(0.03) [3]	(0.95)	—	8.06	(5.73)%	70,039	1.27%	1.33%	3.42%	110.81%
Advisor Class																
2007	$14.21	$ 0.09 [1]	$ 2.55	$ 2.64	$(0.26)	$(1.33)	$ —	$(1.59)	$ —	$15.26	18.95%	$ 16,346	1.50%	1.54%	0.60%	67.95%
2006	11.72	0.06 [1]	4.06	4.12	(0.16)	(1.36)	(0.11) [3]	(1.63)	—	14.21	37.13%	15,849	1.56%	1.56%	0.46%	69.95%
2005	11.61	0.26 [1]	1.02^^^^	1.28	(0.26)	(0.91)	—	(1.17)	—	11.72	10.73%	13,886	1.56%	1.56%	2.25%	82.58%
2004	8.03	0.30 [1]	3.76	4.06	(0.31)	(0.12)	(0.05) [3]	(0.48)	—	11.61	51.66%	17,664	1.55%	1.56%	3.04%	78.20%
2003	9.55	0.27 [1]	(0.86)	(0.59)	(0.30)	(0.61)	(0.02) [3]	(0.93)	—	8.03	(5.99)%	14,578	1.52%	1.58%	3.15%	110.81%
Class A																
2007	$14.28	$ 0.08 [1]	$ 2.57	$ 2.65	$(0.26)	$(1.33)	$ —	$(1.59)	$ —	$15.34	18.89%	$ 389	1.50%	2.71%	0.56%	67.95%
2006	11.77	0.07 [1]	4.07	4.14	(0.16)	(1.36)	(0.11) [3]	(1.63)	—	14.28	37.16%	267	1.56%	1.56%	0.54%	69.95%
2005	11.66	0.27 [1]	1.01^^^^	1.28	(0.26)	(0.91)	—	(1.17)	—	11.77	10.70%	68	1.56%	1.56%	2.27%	82.58%
2004 ††	9.84	0.14 [1]	2.02	2.16	(0.20)	(0.12)	(0.02) [3]	(0.34)	—	11.66	22.35%	61	1.56%	1.57%	2.63%	78.20%
Class C																
2007	$14.25	$ — [1]	$ 2.54	$ 2.54	$(0.14)	$(1.33)	$ —	$(1.47)	$ —	$15.32	18.07%	$ 388	2.25%	3.35%	(0.03)%	67.95%
2006	11.75	(0.04) [1]	4.08	4.04	(0.07)	(1.36)	(0.11) [3]	(1.54)	—	14.25	36.17%	533	2.31%	2.31%	(0.28)%	69.95%
2005	11.65	0.18 [1]	1.01^^^^	1.19	(0.18)	(0.91)	—	(1.09)	—	11.75	9.88%	236	2.31%	2.31%	1.54%	82.58%
2004 ††	9.84	0.03 [1]	2.09	2.12	(0.17)	(0.12)	(0.02) [3]	(0.31)	—	11.65	21.90%	156	2.30%	2.31%	0.63%	78.20%
Class R																
2007 [2]	$15.00	$ 0.06 [1]	$ 0.41	$ 0.47	$(0.13)	$ —	$ —	$(0.13)	$ —	$15.34	3.15%	$ —	1.78%	4,432.43%	1.40%	67.95%
Institutional Class																
2007 [2]	$15.00	$ 0.10 [1]	$ 0.40	$ 0.50	$(0.16)	$ —	$ —	$(0.16)	$ —	$15.34	3.37%	$ —	0.96%	2,435.56%	2.22%	67.95%

The accompanying notes are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS — continued

FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR OR PERIOD ENDED MARCH 31, (UNLESS OTHERWISE NOTED)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets^^^.*	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate†
OLD MUTUAL LARGE CAP FUND															
Class Z															
2007	$13.13	$ 0.09 ¹	$ 2.19	$ 2.28	$(0.05)	$ —	$(0.05)	$ —	$15.36	17.32%	$101,625	1.15%	1.22%	0.58%	176.89%
2006	12.13	0.08 ¹	0.99	1.07	(0.07)	—	(0.07)	—	13.13	8.86%	83,294	1.23%	1.24%	0.64%	77.33%
2005	11.93	0.08 ¹	0.25	0.33	(0.13)	—	(0.13)	—	12.13	2.73%	122,043	1.21%	1.21%	0.69%	152.98%
2004	9.50	0.15 ¹	2.43	2.58	(0.15)	—	(0.15)	—	11.93	27.20%	214,710	1.20%	1.21%	1.34%	252.96%
2003	13.34	0.13 ¹	(3.82)	(3.69)	(0.15)	—	(0.15)	—	9.50	(27.73)%	283,989	1.20%	1.20%	1.18%	428.30%
Advisor Class															
2007	$13.09	$ 0.05 ¹	$ 2.18	$ 2.23	$(0.02)	$ —	$(0.02)	$ —	$15.30	17.04%	$ 467	1.40%	2.34%	0.37%	176.89%
2006	12.10	0.05 ¹	0.98	1.03	(0.04)	—	(0.04)	—	13.09	8.51%	358	1.48%	1.49%	0.40%	77.33%
2005	11.89	0.05 ¹	0.25	0.30	(0.09)	—	(0.09)	—	12.10	2.53%	441	1.46%	1.46%	0.44%	152.98%
2004	9.48	0.12 ¹	2.42	2.54	(0.13)	—	(0.13)	—	11.89	26.81%	723	1.45%	1.46%	1.03%	252.96%
2003	13.30	0.09 ¹	(3.79)	(3.70)	(0.12)	—	(0.12)	—	9.48	(27.86)%	451	1.45%	1.45%	0.86%	428.30%
Class A															
2007	$13.12	$ 0.04 ¹	$ 2.19	$ 2.23	$(0.03)	$ —	$(0.03)	$ —	$15.32	16.99%	$ 374	1.40%	4.48%	0.29%	176.89%
2006	12.12	0.05 ¹	0.99	1.04	(0.04)	—	(0.04)	—	13.12	8.61%	61	1.48%	1.49%	0.38%	77.33%
2005	11.92	0.06 ¹	0.24	0.30	(0.10)	—	(0.10)	—	12.12	2.50%	56	1.46%	1.46%	0.47%	152.98%
2004 ††	11.08	0.05 ¹	0.93	0.98	(0.14)	—	(0.14)	—	11.92	8.91%	54	1.45%	1.46%	0.86%	252.96%
Class C															
2007	$13.02	$(0.06) ¹	$ 2.17	$ 2.11	$ —	$ —	$ —	$ —	$15.13	16.21%	$ 125	2.15%	7.38%	(0.42)%	176.89%
2006	12.09	(0.05) ¹	0.98	0.93	—	—	—	—	13.02	7.69%	59	2.23%	2.24%	(0.37)%	77.33%
2005	11.89	(0.03) ¹	0.25	0.22	(0.02)	—	(0.02)	—	12.09	1.81%	55	2.21%	2.21%	(0.29)%	152.98%
2004 ††	11.08	0.01 ¹	0.92	0.93	(0.12)	—	(0.12)	—	11.89	8.49%	54	2.20%	2.21%	0.11%	252.96%
Class R															
2007 ²	$15.68	$(0.01) ¹	$(0.33)	$(0.34)	$ —	$ —	$ —	$ —	$15.34	(2.17)%	$ —	1.71%	4,528.14%	(0.16)%	176.89%
Institutional Class															
2007 ²	$15.68	$ 0.03 ¹	$(0.33)	$(0.30)	$ —	$ —	$ —	$ —	$15.38	(1.91)%	$ —	0.87%	2,589.54%	0.68%	176.89%

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL LARGE CAP GROWTH FUND

Class Z

	Net Asset Value Beginning of Period	Net Investment Loss [1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets^^^,*	Ratio of Net Investment Loss to Average Net Assets*	Portfolio Turnover Rate†
2007	$22.82	$(0.08)	$ 0.64	$ 0.56	$ —	$ —	$ —	$ —	$23.38	2.45%	$ 86,240	1.25%	1.43%	(0.34)%	140.62%
2006	19.20	(0.10)	3.72	3.62	—	—	—	—	22.82	18.85%	111,398	1.31%	1.33%	(0.49)%	110.59%
2005	19.80	(0.08)	(0.52)	(0.60)	—	—	—	—	19.20	(3.03)%	143,955	1.32%	1.32%	(0.43)%	35.70%
2004	15.10	(0.15)	4.85	4.70	—	—	—	—	19.80	31.13%	184,688	1.34%	1.35%	(0.83)%	63.17%
2003	19.67	(0.11)	(4.46)	(4.57)	—	—	—	—	15.10	(23.23)%	172,972	1.33%	1.33%	(0.67)%	124.58%

Advisor Class

2007	$22.52	$(0.13)	$ 0.62	$ 0.49	$ —	$ —	$ —	$ —	$23.01	2.18%	$ 349	1.50%	2.72%	(0.59)%	140.62%
2006	18.99	(0.15)	3.68	3.53	—	—	—	—	22.52	18.59%	342	1.56%	1.57%	(0.71)%	110.59%
2005	19.64	(0.14)	(0.51)	(0.65)	—	—	—	—	18.99	(3.31)%	318	1.57%	1.57%	(0.72)%	35.70%
2004	15.02	(0.19)	4.81	4.62	—	—	—	—	19.64	30.76%	561	1.59%	1.60%	(1.09)%	63.17%
2003	19.62	(0.15)	(4.45)	(4.60)	—	—	—	—	15.02	(23.45)%	497	1.58%	1.58%	(0.93)%	124.58%

Class A

2007	$22.67	$(0.14)	$ 0.64	$ 0.50	$ —	$ —	$ —	$ —	$23.17	2.21%	$ 169	1.50%	4.49%	(0.61)%	140.62%
2006	19.12	(0.15)	3.70	3.55	—	—	—	—	22.67	18.57%	65	1.56%	1.57%	(0.70)%	110.59%
2005	19.77	(0.14)	(0.51)	(0.65)	—	—	—	—	19.12	(3.29)%	55	1.57%	1.57%	(0.72)%	35.70%
2004 †††	17.45	(0.14)	2.46	2.32	—	—	—	—	19.77	13.30%	77	1.58%	1.59%	(1.09)%	63.17%

Class C

2007	$22.22	$(0.29)	$ 0.61	$ 0.32	$ —	$ —	$ —	$ —	$22.54	1.44%	$ 83	2.25%	7.59%	(1.34)%	140.62%
2006	18.88	(0.30)	3.64	3.34	—	—	—	—	22.22	17.69%	79	2.31%	2.32%	(1.44)%	110.59%
2005	19.67	(0.27)	(0.52)	(0.79)	—	—	—	—	18.88	(4.02)%	67	2.32%	2.32%	(1.40)%	35.70%
2004 †††	17.45	(0.23)	2.45	2.22	—	—	—	—	19.67	12.72%	56	2.33%	2.34%	(1.83)%	63.17%

Class R

2007 [2]	$23.37	$(0.05)	$ 0.03	$(0.02)	$ —	$ —	$ —	$ —	$23.35	(0.09)%	$ —	1.80%	4,649.93%	(0.84)%	140.62%

Institutional Class

2007 [2]	$23.37	$ —	$ 0.03	$ 0.03	$ —	$ —	$ —	$ —	$23.40	0.13%	$ —	0.97%	2,554.60%	(0.01)%	140.62%

The accompanying notes are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS — continued

FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR OR PERIOD ENDED MARCH 31, (UNLESS OTHERWISE NOTED)

	Net Asset Value Beginning of Period	Net Investment Loss [1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets^^^.*	Ratio of Net Investment Loss to Average Net Assets*	Portfolio Turnover Rate†

OLD MUTUAL LARGE CAP GROWTH CONCENTRATED FUND

Class Z

2007	$17.78	$(0.08)	$ 0.58	$ 0.50	$ —	$ —	$ —	$ —	$18.28	2.81%	$111,341	1.25%	1.51%	(0.44)%	157.06%
2006	14.03	(0.14)	3.89	3.75	—	—	—	—	17.78	26.73%	140,148	1.41%	1.44%	(0.90)%	128.58%
2005	15.12	(0.09)	(1.00)	(1.09)	—	—	—	—	14.03	(7.21)%	153,215	1.46%	1.46%	(0.64)%	41.95%
2004	11.35	(0.17)	3.94	3.77	—	—	—	—	15.12	33.22%	217,059	1.46%	1.47%	(1.24)%	73.65%
2003	15.15	(0.09)	(3.71)	(3.80)	—	—	—	—	11.35	(25.08)%	209,192	1.48%	1.48%	(0.74)%	156.30%

Advisor Class

2007	$17.55	$(0.12)	$ 0.57	$ 0.45	$ —	$ —	$ —	$ —	$18.00	2.56%	$ 121	1.50%	5.05%	(0.69)%	157.06%
2006	13.89	(0.18)	3.84	3.66	—	—	—	—	17.55	26.35%	112	1.66%	1.69%	(1.14)%	128.58%
2005	15.01	(0.13)	(0.99)	(1.12)	—	—	—	—	13.89	(7.46)%	107	1.71%	1.71%	(0.85)%	41.95%
2004	11.30	(0.21)	3.92	3.71	—	—	—	—	15.01	32.83%	96	1.71%	1.72%	(1.50)%	73.65%
2003	15.10	(0.12)	(3.68)	(3.80)	—	—	—	—	11.30	(25.17)%	63	1.73%	1.73%	(1.00)%	156.30%

Class A

2007	$17.66	$(0.12)	$ 0.57	$ 0.45	$ —	$ —	$ —	$ —	$18.11	2.55%	$ 660	1.50%	2.78%	(0.67)%	157.06%
2006	13.97	(0.17)	3.86	3.69	—	—	—	—	17.66	26.41%	84	1.64%	1.68%	(1.05)%	128.58%
2005	15.10	(0.13)	(1.00)	(1.13)	—	—	—	—	13.97	(7.48)%	52	1.71%	1.71%	(0.88)%	41.95%
2004 ††	13.31	(0.12)	1.91	1.79	—	—	—	—	15.10	13.45%	57	1.70%	1.71%	(1.56)%	73.65%

Class C

2007	$17.34	$(0.25)	$ 0.56	$ 0.31	$ —	$ —	$ —	$ —	$17.65	1.79%	$ 226	2.25%	5.00%	(1.45)%	157.06%
2006	13.82	(0.29)	3.81	3.52	—	—	—	—	17.34	25.47%	110	2.41%	2.44%	(1.84)%	128.58%
2005	15.05	(0.24)	(0.99)	(1.23)	—	—	—	—	13.82	(8.17)%	62	2.46%	2.46%	(1.60)%	41.95%
2004 ††	13.31	(0.17)	1.91	1.74	—	—	—	—	15.05	13.07%	57	2.45%	2.46%	(2.31)%	73.65%

Class R

2007 [2]	$18.33	$(0.05)	$(0.03)	$(0.08)	$ —	$ —	$ —	$ —	$18.25	(0.44)%	$ —	1.80%	4,666.84%	(1.00)%	157.06%

Institutional Class

2007 [2]	$18.33	$(0.01)	$(0.03)	$(0.04)	$ —	$ —	$ —	$ —	$18.29	(0.22)%	$ —	0.97%	2,564.04%	(0.16)%	157.06%

The accompanying notes are an integral part of the financial statements.

	Net Asset Value Beginning of Period	Net Investment Loss	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets^^^.*	Ratio of Net Investment Loss to Average Net Assets*	Portfolio Turnover Rate†

OLD MUTUAL MID-CAP FUND

Class Z

2007	$19.46	$(0.08) [1]	$ 1.11	$ 1.03	$ —	$(4.10)	$(4.10)	$ —	$16.39	7.91%	$247,662	1.20%	1.38%	(0.45)%	99.00%
2006	17.97	(0.05) [1]	3.09	3.04	(0.01)	(1.54)	(1.55)	—	19.46	17.52%	403,953	1.32%	1.35%	(0.25)%	81.91%
2005	17.93	(0.03) [1]	1.73	1.70	—	(1.66)	(1.66)	—	17.97	9.59%	455,657	1.33%	1.33%	(0.18)%	116.71%
2004	12.29	(0.07) [1]	5.71	5.64	—	—	—	—	17.93	45.89%	452,530	1.37%	1.38%	(0.47)%	143.80%
2003	15.74	(0.04) [1]	(3.41)	(3.45)	—	—	—	—	12.29	(21.92)%	288,030	1.40%	1.40%	(0.33)%	195.22%

Advisor Class

2007	$19.22	$(0.12) [1]	$ 1.09	$ 0.97	$ —	$(4.10)	$(4.10)	$ —	$16.09	7.66%	$ 6,039	1.45%	1.61%	(0.69)%	99.00%
2006	17.79	(0.09) [1]	3.06	2.97	—	(1.54)	(1.54)	—	19.22	17.26%	7,222	1.57%	1.60%	(0.49)%	81.91%
2005	17.82	(0.07) [1]	1.70	1.63	—	(1.66)	(1.66)	—	17.79	9.25%	8,416	1.58%	1.58%	(0.37)%	116.71%
2004	12.25	(0.11) [1]	5.68	5.57	—	—	—	—	17.82	45.47%	6,493	1.62%	1.63%	(0.72)%	143.80%
2003	15.72	(0.07) [1]	(3.40)	(3.47)	—	—	—	—	12.25	(22.07)%	1,634	1.65%	1.65%	(0.54)%	195.22%

Class A

2007	$19.32	$(0.12) [1]	$ 1.10	$ 0.98	$ —	$(4.10)	$(4.10)	$ —	$16.20	7.66%	$ 150	1.45%	3.77%	(0.71)%	99.00%
2006	17.88	(0.09) [1]	3.07	2.98	—	(1.54)	(1.54)	—	19.32	17.23%	199	1.58%	1.60%	(0.49)%	81.91%
2005	17.90	(0.07) [1]	1.71	1.64	—	(1.66)	(1.66)	—	17.88	9.26%	258	1.58%	1.58%	(0.39)%	116.71%
2004 †††	14.59	(0.08) [1]	3.39	3.31	—	—	—	—	17.90	22.69%	191	1.62%	1.63%	(0.69)%	143.80%

Class C

2007	$18.92	$(0.24) [1]	$ 1.05	$ 0.81	$ —	$(4.10)	$(4.10)	$ —	$15.63	6.82%	$ 337	2.20%	3.76%	(1.44)%	99.00%
2006	17.66	(0.23) [1]	3.03	2.80	—	(1.54)	(1.54)	—	18.92	16.41%	290	2.31%	2.34%	(1.25)%	81.91%
2005	17.82	(0.18) [1]	1.68	1.50	—	(1.66)	(1.66)	—	17.66	8.50%	169	2.33%	2.33%	(1.01)%	116.71%
2004 †††	14.59	(0.16) [1]	3.39	3.23	—	—	—	—	17.82	22.14%	92	2.37%	2.38%	(1.43)%	143.80%

Class R

2007 [2]	$16.09	$(0.04) [1]	$ 0.32	$ 0.28	$ —	$ —	$ —	$ —	$16.37	1.74%	$ —	1.74%	4,592.05%	(0.98)%	99.00%

Institutional Class

2007 [2]	$16.09	$(0.01) [1]	$ 0.32	$ 0.31	$ —	$ —	$ —	$ —	$16.40	1.93%	$ —	1.03%	2,523.01%	(0.25)%	99.00%

OLD MUTUAL SELECT GROWTH FUND

Class Z

2007	$24.63	$(0.14) [1]	$ 1.07	$ 0.93	$ —	$ —	$ —	$ —	$25.56	3.78%	$118,721	1.25%	1.61%	(0.58)%	201.17%
2006	19.95	(0.20) [1]	4.88	4.68	—	—	—	—	24.63	23.46%	150,145	1.46%	1.51%	(0.93)%	157.84%
2005	20.91	(0.26) [1]	(0.70)	(0.96)	—	—	—	—	19.95	(4.59)%	163,617	1.53%	1.53%	(1.28)%	141.68%
2004	15.71	(0.28) [1]	5.48	5.20	—	—	—	—	20.91	33.10%	231,034	1.52%	1.53%	(1.44)%	179.85%
2003	22.74	(0.19)	(6.84)	(7.03)	—	—	—	—	15.71	(30.91)%	225,127	1.55%	1.55%	(1.02)%	381.73%

Advisor Class

2007 [2]	$25.49	$(0.07) [1]	$ 0.11	$ 0.04	$ —	$ —	$ —	$ —	$25.53	0.16%	$ —	1.50%	2,551.05%	(1.01)%	201.17%

Class A

2007	$24.47	$(0.21) [1]	$ 1.07	$ 0.86	$ —	$ —	$ —	$ —	$25.33	3.51%	$ 133	1.50%	5.23%	(0.88)%	201.17%
2006	19.87	(0.25) [1]	4.85	4.60	—	—	—	—	24.47	23.15%	63	1.71%	1.76%	(1.14)%	157.84%
2005	20.88	(0.31) [1]	(0.70)	(1.01)	—	—	—	—	19.87	(4.84)%	51	1.78%	1.78%	(1.52)%	141.68%
2004 ††	19.43	(0.18) [1]	1.63	1.45	—	—	—	—	20.88	7.46%	54	1.76%	1.77%	(1.68)%	179.85%

Class C

2007	$24.01	$(0.38) [1]	$ 1.05	$ 0.67	$ —	$ —	$ —	$ —	$24.68	2.79%	$ 64	2.25%	8.93%	(1.59)%	201.17%
2006	19.65	(0.41) [1]	4.77	4.36	—	—	—	—	24.01	22.19%	62	2.46%	2.51%	(1.90)%	157.84%
2005	20.80	(0.46) [1]	(0.69)	(1.15)	—	—	—	—	19.65	(5.53)%	51	2.53%	2.53%	(2.27)%	141.68%
2004 ††	19.43	(0.26) [1]	1.63	1.37	—	—	—	—	20.80	7.05%	54	2.51%	2.52%	(2.43)%	179.85%

Class R

2007 [2]	$25.49	$(0.09) [1]	$ 0.12	$ 0.03	$ —	$ —	$ —	$ —	$25.52	0.12%	$ —	1.80%	4,564.47%	(1.32)%	201.17%

Institutional Class

2007 [2]	$25.49	$(0.03) [1]	$ 0.11	$ 0.08	$ —	$ —	$ —	$ —	$25.57	0.31%	$ —	0.97%	2,563.60%	(0.49)%	201.17%

The accompanying notes are an integral part of the financial statements.

Financial Highlights — continued

For a Share Outstanding Throughout Each Year or Period ended March 31, (unless otherwise noted)

	Net Asset Value Beginning of Period	Net Investment Loss	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets^^^,*	Ratio of Net Investment Loss to Average Net Assets*	Portfolio Turnover Rate†
Old Mutual Small Cap Fund															
Class Z															
2007	$25.05	$(0.10) [1]	$ 2.95	$ 2.85	$ —	$ —	$ —	$ —	$27.90	11.38%	$ 46,005	1.25%	1.67%	(0.41)%	104.61%
2006	22.16	(0.07) [1]	2.96	2.89	—	—	—	—	25.05	13.04%	49,868	1.44%	1.65%	(0.32)%	116.13%
2005	20.29	(0.20) [1]	2.07	1.87	—	—	—	—	22.16	9.22%	60,556	1.50%	1.61%	(1.01)%	98.18%
2004	13.27	(0.15) [1]	7.17	7.02	—	—	—	—	20.29	52.90%	102,497	1.50%	1.56%	(0.84)%	116.57%
2003	20.65	(0.13) [1]	(7.25)	(7.38)	—	—	—	—	13.27	(35.74)%	102,497	1.50%	1.59%	(0.83)%	115.44%
Advisor Class															
2007	$24.75	$(0.17) [1]	$ 2.92	$ 2.75	$ —	$ —	$ —	$ —	$27.50	11.11%	$ 6	1.50%	70.89%	(0.66)%	104.61%
2006	21.95	(0.14) [1]	2.94	2.80	—	—	—	—	24.75	12.76%	6	1.67%	1.88%	(0.61)%	116.13%
2005	20.15	(0.26) [1]	2.06	1.80	—	—	—	—	21.95	8.93%	19	1.75%	1.86%	(1.30)%	98.18%
2004	13.20	(0.19) [1]	7.14	6.95	—	—	—	—	20.15	52.65%	97	1.74%	1.80%	(1.11)%	116.57%
2003	20.60	(0.17) [1]	(7.23)	(7.40)	—	—	—	—	13.20	(35.92)%	165	1.75%	1.84%	(1.08)%	115.44%
Class A															
2007	$24.90	$(0.16) [1]	$ 2.93	$ 2.77	$ —	$ —	$ —	$ —	$27.67	11.12%	$ 166	1.50%	4.65%	(0.64)%	104.61%
2006	22.08	(0.12) [1]	2.94	2.82	—	—	—	—	24.90	12.77%	98	1.68%	1.89%	(0.53)%	116.13%
2005	20.27	(0.25) [1]	2.06	1.81	—	—	—	—	22.08	8.93%	78	1.75%	1.86%	(1.23)%	98.18%
2004 [††]	16.80	(0.11) [1]	3.58	3.47	—	—	—	—	20.27	20.65%	60	1.74%	1.83%	(1.16)%	116.57%
Class C															
2007	$24.44	$(0.34) [1]	$ 2.84	$ 2.50	$ —	$ —	$ —	$ —	$26.94	10.23%	$ 212	2.25%	5.88%	(1.37)%	104.61%
2006	21.84	(0.29) [1]	2.89	2.60	—	—	—	—	24.44	11.90%	79	2.44%	2.64%	(1.29)%	116.13%
2005	20.19	(0.40) [1]	2.05	1.65	—	—	—	—	21.84	8.17%	71	2.50%	2.61%	(1.98)%	98.18%
2004 [††]	16.80	(0.18) [1]	3.57	3.39	—	—	—	—	20.19	20.18%	60	2.49%	2.58%	(1.91)%	116.57%
Class R															
2007 [2]	$26.66	$(0.07) [1]	$ 1.26	$ 1.19	$ —	$ —	$ —	$ —	$27.85	4.46%	$ —	1.80%	4,558.16%	(0.99)%	104.61%
Institutional Class															
2007 [2]	$26.66	$(0.02) [1]	$ 1.27	$ 1.25	$ —	$ —	$ —	$ —	$27.91	4.69%	$ —	1.12%	2,504.37%	(0.31)%	104.61%

The accompanying notes are an integral part of the financial statements.

	Net Asset Value Beginning of Period	Net Investment Loss	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets^^^.*	Ratio of Net Investment Loss to Average Net Assets*	Portfolio Turnover Rate†

OLD MUTUAL STRATEGIC SMALL COMPANY FUND

Class Z

2007	$17.43	$(0.12) [1]	$ 0.33	$ 0.21	$ —	$(4.17)	$(4.17)	$ —	$13.47	5.12%	$35,712	1.35%	1.63%	(0.84)%	160.24%
2006	14.47	(0.13) [1]	3.09	2.96	—	—	—	—	17.43	20.46%	48,107	1.46%	1.54%	(0.82)%	148.73%
2005	13.68	(0.16) [1]	0.95	0.79	—	—	—	—	14.47	5.77%	51,156	1.50%	1.61%	(1.17)%	80.38%
2004	8.72	(0.14) [1]	5.10	4.96	—	—	—	—	13.68	56.88%	69,838	1.50%	1.60%	(1.14)%	96.80%
2003	13.37	(0.11) [1]	(4.54)	(4.65)	—	—	—	—	8.72	(34.78)%	57,738	1.50%	1.57%	(1.09)%	113.26%

Advisor Class

2007	$17.29	$(0.15) [1]	$ 0.31	$ 0.16	$ —	$(4.17)	$(4.17)	$ —	$13.28	4.82%	$ 872	1.60%	2.17%	(1.08)%	160.24%
2006	14.38	(0.16) [1]	3.07	2.91	—	—	—	—	17.29	20.24%	1,258	1.71%	1.78%	(1.07)%	148.73%
2005	13.63	(0.19) [1]	0.94	0.75	—	—	—	—	14.38	5.50%	1,550	1.75%	1.86%	(1.42)%	80.38%
2004	8.71	(0.18) [1]	5.10	4.92	—	—	—	—	13.63	56.49%	1,779	1.75%	1.85%	(1.41)%	96.80%
2003 [4]	9.29	(0.07)	(0.51)	(0.58)	—	—	—	—	8.71	(8.99)%	509	1.75%	1.87%	(1.28)%	113.26%

Class A

2007	$17.31	$(0.14) [1]	$ 0.31	$ 0.17	$ —	$(4.17)	$(4.17)	$ —	$13.31	4.88%	$ 1,296	1.60%	2.13%	(1.08)%	160.24%
2006	14.41	(0.16) [1]	3.06	2.90	—	—	—	—	17.31	20.12%	233	1.70%	1.78%	(1.00)%	148.73%
2005	13.66	(0.19) [1]	0.94	0.75	—	—	—	—	14.41	5.49%	62	1.75%	1.86%	(1.42)%	80.38%
2004 †††	11.72	(0.13) [1]	2.07	1.94	—	—	—	—	13.66	16.55%	65	1.75%	1.87%	(1.43)%	96.80%

Class C

2007	$16.97	$(0.24) [1]	$ 0.28	$ 0.04	$ —	$(4.17)	$(4.17)	$ —	$12.84	4.07%	$ 96	2.35%	7.29%	(1.83)%	160.24%
2006	14.23	(0.28) [1]	3.02	2.74	—	—	—	—	16.97	19.26%	81	2.46%	2.54%	(1.81)%	148.73%
2005	13.59	(0.29) [1]	0.93	0.64	—	—	—	—	14.23	4.71%	68	2.50%	2.61%	(2.16)%	80.38%
2004 †††	11.72	(0.19) [1]	2.06	1.87	—	—	—	—	13.59	15.96%	58	2.50%	2.62%	(2.18)%	96.80%

Class R

2007 [2]	$12.93	$(0.05) [1]	$ 0.57	$ 0.52	$ —	$ —	$ —	$ —	$13.45	4.02%	$ —	1.90%	4,566.95%	(1.48)%	160.24%

Institutional Class

2007 [2]	$12.93	$(0.03) [1]	$ 0.58	$ 0.55	$ —	$ —	$ —	$ —	$13.48	4.25%	$ —	1.12%	2,509.06%	(0.69)%	160.24%

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL TS&W SMALL CAP VALUE FUND

	Net Asset Value Beginning of Period	Net Investment Loss	Realized and Unrealized Gains on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets^^^,*	Ratio of Net Investment Loss to Average Net Assets*	Portfolio Turnover Rate†
Class Z															
2007	$28.15	$(0.14) [1]	$2.48	$2.34	$ —	$(4.19)	$(4.19)	$ —	$26.30	8.80%	$67,029	1.30%	1.45%	(0.53)%	35.43%
2006	25.20	(0.15) [1]	5.57	5.42	—	(2.47)	(2.47)	—	28.15	22.69%	68,271	1.46%	1.47%	(0.56)%	41.45%
2005	20.80	(0.16) [1]	4.97	4.81	—	(0.41)	(0.41)	—	25.20	23.23%	91,746	1.50%	1.54%	(0.68)%	27.69%
2004^	16.12	(0.05) [1]	4.89	4.84	—	(0.16)	(0.16)	—	20.80	30.16%	25,553	1.50%	1.73%	(0.42)%	27.33%
Class A															
2007	$27.93	$(0.21) [1]	$2.46	$2.25	$ —	$(4.19)	$(4.19)	$ —	$25.99	8.54%	$ 856	1.55%	2.17%	(0.78)%	35.43%
2006	25.08	(0.21) [1]	5.53	5.32	—	(2.47)	(2.47)	—	27.93	22.39%	975	1.70%	1.71%	(0.81)%	41.45%
2005	20.76	(0.22) [1]	4.95	4.73	—	(0.41)	(0.41)	—	25.08	22.88%	833	1.76%	1.78%	(0.93)%	27.69%
2004†††	16.20	(0.08) [1]	4.80	4.72	—	(0.16)	(0.16)	—	20.76	29.26%	198	1.75%	1.99%	(0.68)%	27.33%
Class C															
2007	$27.32	$(0.40) [1]	$2.38	$1.98	$ —	$(4.19)	$(4.19)	$ —	$25.11	7.71%	$ 982	2.30%	2.79%	(1.54)%	35.43%
2006	24.76	(0.40) [1]	5.43	5.03	—	(2.47)	(2.47)	—	27.32	21.48%	1,139	2.45%	2.47%	(1.56)%	41.45%
2005	20.65	(0.40) [1]	4.92	4.52	—	(0.41)	(0.41)	—	24.76	21.99%	1,016	2.51%	2.52%	(1.69)%	27.69%
2004†††	16.20	(0.18) [1]	4.79	4.61	—	(0.16)	(0.16)	—	20.65	28.58%	153	2.50%	2.74%	(1.43)%	27.33%

The accompanying notes are an integral part of the financial statements.

	Net Asset Value Beginning of Period	Net Investment Income	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets^^^.*	Ratio of Net Investment Income to Average Net Assets*	Portfolio Turnover Rate†

OLD MUTUAL CASH RESERVES FUND

Class Z

2007	$ 1.00	$0.04 [1]	$ —	$0.04	$(0.04)	$ —	$(0.04)	$ —	$ 1.00	4.56%	$ 32,909	0.73%	0.94%	4.47%	n/a
2006	1.00	0.03 [1]	—	0.03	(0.03)	—	(0.03)	—	1.00	2.96%	34,503	0.84%	0.85%	2.88%	n/a
2005	1.00	0.01 [1]	—	0.01	(0.01)	—	(0.01)	—	1.00	0.91%	41,720	0.82%	0.83%	0.87%	n/a
2004	1.00	— [1]	—	—	—	—	—	—	1.00	0.32%	53,905	0.88%	0.89%	0.32%	n/a
2003	1.00	0.01	—	0.01	(0.01)	—	(0.01)	—	1.00	0.94%	94,459	0.75%	0.75%	0.93%	n/a

OLD MUTUAL DWIGHT INTERMEDIATE FIXED INCOME FUND

Class Z

2007	$ 9.97	$0.46 [1]	$ 0.12	$0.58	$(0.46)	$ —	$(0.46)	$ —	$10.09	5.99%	$ 7,574	0.85%	1.60%	4.62%	462.98%
2006	10.12	0.39 [1]	(0.12)	0.27	(0.40)	(0.02)	(0.42)	—	9.97	2.70%	7,620	0.85%	1.74%	3.88%	435.30%
2005	10.30	0.35 [1]	0.03	0.38	(0.36)	(0.20)	(0.56)	—	10.12	3.72%	7,302	0.85%	2.05%	3.38%	350.28%
2004 ^^	10.00	0.23 [1]	0.38	0.61	(0.23)	(0.08)	(0.31)	—	10.30	6.19%	6,377	0.85%	2.36%	3.33%	258.83%

Advisor Class

2007 [2]	$10.10	$0.13 [1]	$(0.01)	$0.12	$(0.14)	$ —	$(0.14)	$ —	$10.08	1.20%	$ —	1.08%	2,183.84%	4.72%	462.98%

Class A

2007	$ 9.97	$0.44 [1]	$ 0.12	$0.56	$(0.44)	$ —	$(0.44)	$ —	$10.09	5.78%	$ 590	1.10%	3.68%	4.41%	462.98%
2006	10.12	0.37 [1]	(0.13)	0.24	(0.37)	(0.02)	(0.39)	—	9.97	2.45%	56	1.10%	2.00%	3.63%	435.30%
2005	10.30	0.32 [1]	0.03	0.35	(0.33)	(0.20)	(0.53)	—	10.12	3.46%	55	1.10%	2.30%	3.13%	350.28%
2004 †††	10.00	0.21 [1]	0.38	0.59	(0.21)	(0.08)	(0.29)	—	10.30	6.00%	53	1.10%	2.60%	3.05%	258.83%

Class C

2007	$ 9.98	$0.36 [1]	$ 0.11	$0.47	$(0.36)	$ —	$(0.36)	$ —	$10.09	4.84%	$ 93	1.85%	7.98%	3.63%	462.98%
2006	10.12	0.29 [1]	(0.11)	0.18	(0.30)	(0.02)	(0.32)	—	9.98	1.78%	55	1.85%	2.73%	2.90%	435.30%
2005	10.29	0.24 [1]	0.05	0.29	(0.26)	(0.20)	(0.46)	—	10.12	2.79%	68	1.85%	3.05%	2.38%	350.28%
2004 †††	10.00	0.16 [1]	0.37	0.53	(0.16)	(0.08)	(0.24)	—	10.29	5.36%	66	1.85%	3.37%	2.37%	258.83%

Class R

2007 [2]	$10.10	$0.12 [1]	$(0.01)	$0.11	$(0.12)	$ —	$(0.12)	$ —	$10.09	1.13%	$ —	1.36%	4,753.78%	4.45%	462.98%

Institutional Class

2007 [2]	$10.10	$0.14 [1]	$ —	$0.14	$(0.15)	$ —	$(0.15)	$ —	$10.09	1.36%	$ —	0.58%	2,560.19%	5.21%	462.98%

The accompanying notes are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS — concluded

For a Share Outstanding Throughout Each Year or Period ended March 31, (unless otherwise noted)

	Net Asset Value Beginning of Period	Net Investment Income	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Return of Capital	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets^^^.*	Ratio of Net Investment Income to Average Net Assets*	Portfolio Turnover Rate†
OLD MUTUAL DWIGHT SHORT TERM FIXED INCOME FUND																
Class Z																
2007	$ 9.77	$0.37 [1]	$ 0.12	$0.49	$(0.36)	$ —	$ —	$(0.36)	$ —	$ 9.90	5.14%	$ 187,897	0.70%	0.91%	3.74%	163.81%
2006	9.81	0.30 [1]	(0.03)	0.27	(0.31)	—	—	(0.31)	—	9.77	2.74%	254,300	0.74%	0.93%	3.01%	196.42%
2005	10.00	0.21 [1]	(0.11)#	0.10	(0.25)	(0.04)	—	(0.29)	—	9.81	1.02%<	392,118	0.83%	1.17%	2.08%	400.26%
2004	10.00	0.29 [1]	0.04	0.33	(0.29)	—	(0.04)	(0.33)	—	10.00	3.38%	1,424,238	1.00%	1.30%	2.87%	257.21%
2003	10.00	0.39	0.04	0.43	(0.43)	—	—	(0.43)	—	10.00	4.38%	1,192,971	1.00%	1.34%	3.65%	222.67%
Advisor Class																
2007	$ 9.77	$0.34 [1]	$ 0.14	$0.48	$(0.34)	$ —	$ —	$(0.34)	$ —	$ 9.91	4.98%	$ 457	0.95%	1.85%	3.48%	163.81%
2006	9.82	0.27 [1]	(0.04)	0.23	(0.28)	—	—	(0.28)	—	9.77	2.37%	723	0.99%	1.20%	2.70%	196.42%
2005	10.00	0.19 [1]	(0.10)#	0.09	(0.23)	(0.04)	—	(0.27)	—	9.82	0.88%<	2,360	1.08%	1.42%	1.86%	400.26%
2004	10.00	0.26 [1]	0.05	0.31	(0.27)	—	(0.04)	(0.31)	—	10.00	3.14%	8,074	1.25%	1.55%	2.59%	257.21%
2003 [5]	10.00	0.25	0.01	0.26	(0.26)	—	—	(0.26)	—	10.00	2.64%	2,132	1.25%	1.59%	3.02%	222.67%
Class A																
2007	$ 9.77	$0.34 [1]	$ 0.13	$0.47	$(0.34)	$ —	$ —	$(0.34)	$ —	$ 9.90	4.88%	$ 58	0.95%	8.65%	3.50%	163.81%
2006	9.82	0.27 [1]	(0.04)	0.23	(0.28)	—	—	(0.28)	—	9.77	2.38%	53	0.99%	1.17%	2.79%	196.42%
2005	10.00	0.21 [1]	(0.13)#	0.08	(0.22)	(0.04)	—	(0.26)	—	9.82	0.87%<	52	1.05%	1.39%	2.12%	400.26%
2004 †††	10.00	0.17 [1]	0.03	0.20	(0.17)	—	(0.03)	(0.20)	—	10.00	1.99%	51	1.25%	1.52%	2.52%	257.21%
Class C																
2007	$ 9.77	$0.29 [1]	$ 0.13	$0.42	$(0.29)	$ —	$ —	$(0.29)	$ —	$ 9.90	4.36%	$ 55	1.45%	9.27%	3.00%	163.81%
2006	9.82	0.23 [1]	(0.05)	0.18	(0.23)	—	—	(0.23)	—	9.77	1.87%	52	1.49%	1.67%	2.29%	196.42%
2005	10.00	0.16 [1]	(0.13)#	0.03	(0.17)	(0.04)	—	(0.21)	—	9.82	0.36%<	51	1.55%	1.89%	1.62%	400.26%
2004 †††	10.00	0.14 [1]	0.02	0.16	(0.13)	—	(0.03)	(0.16)	—	10.00	1.65%	51	1.75%	2.02%	2.02%	257.21%
Class R																
2007 [2]	$ 9.87	$0.10 [1]	$ 0.03	$0.13	$(0.10)	$ —	$ —	$(0.10)	$ —	$ 9.90	1.30%	$ —	1.22%	4,643.79%	3.66%	163.81%
Institutional Class																
2007 [2]	$ 9.87	$0.12 [1]	$ 0.03	$0.15	$(0.12)	$ —	$ —	$(0.12)	$ —	$ 9.90	1.48%	$ —	0.56%	2,553.82%	4.30%	163.81%

n/a Not Applicable

   * Ratios for periods of less than one year have been annualized.

   † For periods less than one year, total return and portfolio turnover rate have not been annualized.

   †† Class A and Class C shares commenced operations on September 30, 2003.

   ††† Class A and Class C shares commenced operations on July 31, 2003.

   †††† The Old Mutual Barrow Hanley Value Fund Advisor Class commenced operations on June 30, 2003.

   ^ The Old Mutual TS&W Small Cap Value Fund commenced operations on July 25, 2003.

   ^^ The Old Mutual Dwight Intermediate Fixed Income Fund commenced operations on July 31, 2003.

   ^^^ See Note 10.

   ^^^^ In addition to the net realized and unrealized losses on investments as set forth in the Statement of Operations, this amount includes an increase in net asset value per share resulting from the timing of sales and redemptions of shares in relation to fluctuating market values for the Fund's investments.

   # The impact of the payment from affiliate (See Note 2) increased the Realized and Unrealized Gains on Securities by $0.07 per share.

   < A percentage of the total return consists of a payment from the Advisor. Excluding the payment by affiliate the total return would have been 0.30%, 0.16%, 0.15%, and (0.35)% for the Class Z, Advisor Class, Class A, and Class C, respectively.

1 Per share calculations were performed using average shares for the period.

2 Class commenced operations on December 20, 2006.

3 Historically, the Old Mutual Heitman REIT Fund has distributed to its shareholders amounts approximating dividends received from the REITs. A portion of such distributions may include a return of capital.

4 The Old Mutual Strategic Small Company Fund Advisor Class commenced operations on August 30, 2002.

5 The Old Mutual Dwight Short Term Fixed Income Fund commenced operations on July 31, 2002.

@ Impact of dividend expense, prior to contractual reimbursement, for Old Mutual Analytic U.S. Long/Short Fund as a ratio of expenses to average net assets:

	Class Z	Advisor Class	Class A	Class C	Class R	Institutional Class
2007	0.16%	0.13%	0.16%	0.16%	0.13%	0.13%
2006	0.25%	n/a	0.25%	0.25%	n/a	n/a
2005	n/a	n/a	n/a	n/a	n/a	n/a
2004	n/a	n/a	n/a	n/a	n/a	n/a
2003	n/a	n/a	n/a	n/a	n/a	n/a
2002	n/a	n/a	n/a	n/a	n/a	n/a
2001	n/a	n/a	n/a	n/a	n/a	n/a

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

AS OF MARCH 31, 2007

1. ORGANIZATION

Old Mutual Advisor Funds II (the "Trust"), a Delaware statutory trust incorporated effective July 16, 2001, is registered under the Investment Company Act of 1940, as amended, ("1940 Act"), as an open-end management investment company. During the period covered by this report, the Trust offered eighteen Funds: the Old Mutual Analytic U.S. Long/Short Fund (the "Analytic U.S. Long/Short Fund"), the Old Mutual Barrow Hanley Value Fund (the "Barrow Hanley Value Fund"), the Old Mutual Columbus Circle Technology and Communications Fund (the "Columbus Circle Technology and Communications Fund"), the Old Mutual Emerging Growth Fund (the "Emerging Growth Fund"), the Old Mutual Focused Fund (the "Focused Fund"), the Old Mutual Growth Fund (the "Growth Fund"), the Old Mutual Heitman REIT Fund (the "Heitman REIT Fund"), the Old Mutual Large Cap Fund (the "Large Cap Fund"), the Old Mutual Large Cap Growth Fund (the "Large Cap Growth Fund"), the Old Mutual Large Cap Growth Concentrated Fund (the "Large Cap Growth Concentrated Fund"), the Old Mutual Mid-Cap Fund (the "Mid-Cap Fund"), the Old Mutual Select Growth Fund (the "Select Growth Fund"), the Old Mutual Small Cap Fund (the "Small Cap Fund"), the Old Mutual Strategic Small Company Fund (the "Strategic Small Company Fund"), the Old Mutual TS&W Small Cap Value Fund (the "TS&W Small Cap Value Fund"), the Old Mutual Cash Reserves Fund (the "Cash Reserves Fund"), the Old Mutual Dwight Intermediate Fixed Income Fund (the "Dwight Intermediate Fixed Income Fund") and the Old Mutual Dwight Short Term Fixed Income Fund (the "Dwight Short Term Fixed Income Fund"), each a "Fund" and, collectively, the "Funds".

Shareholders may purchase shares of the Funds (except the TS&W Small Cap Value Fund and Cash Reserves Fund) through six separate classes, Class Z, Advisor Class, Class A, Class C, Class R and Institutional Class shares. Shareholders may purchase Class Z, Class A and Class C shares of TS&W Small Cap Value Fund and Class Z shares of the Cash Reserves Fund. All classes have equal voting rights as to earnings, assets and voting privileges, except that each class may have different distribution costs, dividends, registration costs, transfer agency costs and each class has exclusive voting rights with respect to its distribution plan and service plan, as applicable. Except for these differences, each class share of each Fund represents an equal proportionate interest in that Fund. Each Fund is classified as a diversified management investment company, with the exception of the Barrow Hanley Value Fund, Columbus Circle Technology and Communications Fund, Focused Fund, Large Cap Growth Concentrated Fund and Cash Reserves Fund, which are classified as non-diversified management investment companies. The Funds' prospectuses provide a description of each Fund's investment objective, policies and investment strategies.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed by the Funds.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from these estimates.

Security Valuation — Investment securities of the Funds, including securities sold short, that are listed on a securities exchange, and for which market quotations are readily available, are valued at the last quoted sales price at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m. Eastern Time) each day that the NYSE is open. Investment securities of the Funds that are quoted on a national market system are valued at the official closing price provided by NASDAQ, or if there is none, at the last sales price. If there is no such reported sale, these securities and unlisted securities for which market quotations are not readily available, are valued at the last bid price. The Funds use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, securities are valued in accordance with Fair Value Procedures established by the Board of Trustees of the Trust ("the Board"). The Trust's Fair Value Procedures are implemented through a Fair Value Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to fair valued securities for purposes of calculating a Fund's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities may be valued based upon quotations from the primary market in which they are traded, and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued by another method that the Board believes accurately reflects fair value.

NOTES TO FINANCIAL STATEMENTS — continued

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income and dividend expense on securities sold short is recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for the Funds are declared and paid annually, if available, with the exception of the Barrow Hanley Value Fund, Heitman REIT Fund, Cash Reserves Fund, Dwight Intermediate Fixed Income Fund and Dwight Short Term Fixed Income Fund. Dividends from net investment income for the Barrow Hanley Value Fund are declared and paid on a semi-annual basis. Dividends from net investment income for the Heitman REIT Fund are declared and paid on a quarterly basis. Dividends from net investment income for the Cash Reserves Fund, Dwight Intermediate Fixed Income Fund and Dwight Short Term Fixed Income Fund are declared daily and paid monthly. Distributions to shareholders are recognized on the ex-dividend date. Distributions from net realized capital gains for each Fund are generally made to shareholders annually, if available.

Foreign Withholding Taxes — The Funds may be subject to taxes imposed by countries in which they invest with respect to their investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Funds accrue such taxes when the related income is earned.

Investments in Real Estate Investment Trusts ("REITs") — Dividend income is recorded based on the income included in distributions received from the REIT investments using published REIT reclassifications including some management estimates when actual amounts are not available. Distributions received in excess of this estimated amount are recorded as a reduction of the cost of investments or reclassified to capital gains. The actual amounts of income, return of capital and capital gains are only determined by each REIT after its fiscal year-end, and may differ from the estimated amounts.

Tri-Party Repurchase Agreements — Securities pledged as collateral for repurchase agreements are held by a third-party custodian bank until the respective agreements are repurchased. Provisions of the repurchase agreements and procedures adopted by the Board require that the market value of the collateral, including accrued interest thereon, is sufficient in the event of default by the counterparty. If the counterparty defaults and the value of the collateral declines, or if the counterparty enters into insolvency proceedings, realization of the collateral by a Fund may be delayed or limited.

TBA Purchase Commitments — The Dwight Intermediate Fixed Income Fund and Dwight Short Term Fixed Income Fund may enter into "TBA" (to be announced) purchase commitments to purchase securities for a fixed price at a future date, typically not exceeding 45 days. TBA purchase commitments may be considered securities in themselves, and involve a risk of loss if the value of the security to be purchased declines prior to settlement date. This risk is in addition to the risk of decline in the value of each Fund's other assets. Unsettled TBA purchase commitments are valued at the current market value of the underlying securities, according to the procedures described under "Security Valuation" above.

Mortgage Dollar Rolls — The Dwight Intermediate Fixed Income Fund and Dwight Short Term Fixed Income Fund may enter into mortgage dollar rolls (principally using TBAs) in which each Fund sells mortgage securities for delivery in the current month and simultaneously contracts to repurchase substantially similar securities at an agreed-upon price on a fixed date. Each Fund accounts for such dollar rolls under the purchases and sales method and receives compensation as consideration for entering into the commitment to repurchase. Each Fund must maintain liquid securities having a value not less than the repurchase price (including accrued interest) for such dollar rolls. The market value of the securities that each Fund is required to purchase may decline below the agreed upon repurchase price of those securities.

The counterparty receives all principal and interest payments, including prepayments, made in respect of a security subject to such a contract while it is the holder. Mortgage dollar rolls may be renewed with a new purchase and repurchase price and a cash settlement made on settlement date without physical delivery of the securities subject to the contract.

Foreign Currency Conversion — The books and records of the Funds are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

    (i)   market value of investment securities, other assets and liabilities at the current rate of exchange; and

    (ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Funds do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Funds report gains and losses on foreign currency related transactions as components of realized gains for financial reporting purposes, whereas such components are treated as ordinary income or loss for federal income tax purposes.

Futures Contracts — The Funds may utilize futures contracts primarily to hedge against changes in security prices. Upon entering into a futures contract, the Funds will deposit an amount of cash or other liquid assets equal to the cost of such futures contract (less any related margin deposits) with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Funds each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Funds record a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Fund's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Funds could lose more than the original margin deposit required to initiate the futures transaction.

Options — The Funds may write or purchase financial options contracts primarily to hedge against changes in security prices, or securities that the Funds intend to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. When the Funds write or purchase an option, an amount equal to the premium received or paid by the Funds is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Funds on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Funds have realized a gain or a loss on investment transactions. The Funds, as writers of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option.

Short Sales — Consistent with the Analytic U.S.Long/Short Fund's investment objectives, the Fund may engage in short sales that are "uncovered". Uncovered short sales are transactions under which a Fund sells a security it does not own. To complete such a transaction, the Fund must borrow the security to make delivery to the buyer. The Fund then is obligated to replace the security borrowed by purchasing the security at the market price at the time of replacement. The price at such time may be more or less than the price at which the security was sold by the Fund. Until the security is replaced, the Fund is required to pay the lender amounts equal to dividend or interest that accrue during the period of the loan which is recorded as an expense on the Statement of Operations. To borrow the security, the Fund also may be required to pay a premium, which would decrease proceeds of the security sold. The proceeds of the short sale will be retained by the broker, to the extent necessary to meet margin requirements, until the short position is closed out. A gain, limited to the price at which the Fund sells the security short, or a loss, potentially unlimited in size, will be recognized upon the closing of a short sale.

Until a Fund closes its short position or replaces the borrowed security, it will: (a) maintain a segregated account containing cash or liquid securities at such a level that (i) the amount deposited in the account plus the amount deposited with the broker as collateral will equal the current value of the security sold short; and (ii) the amount deposited in the segregated account plus the amount deposited with the broker as collateral will not be less than the market value of the security at the time the security was sold short, or (b) otherwise cover the Fund's short positions.

Collateralized Mortgage Obligations (CMOs) — CMOs are hybrids between mortgage-backed bonds and mortgage pass-through securities. Similar to a bond, CMOs usually pay interest monthly and have a more focused range of principal payment dates than pass-through securities. While CMOs may be collateralized by whole mortgage loans, CMOs are more typically collateralized by mortgage-backed securities guaranteed by Government National Mortgage Association, Federal Home Loan Mortgage Corporation, or Federal National Mortgage Association and their income streams.

A Real Estate Mortgage Investment Conduit (REMIC) is a CMO that qualifies for special tax treatment under the Internal Revenue Code of 1986, as amended, and invests in certain mortgages primarily secured by interests in real property and other permitted investments.

CMOs are structured into multiple classes, each bearing a different stated maturity. Each class of CMO or REMIC certificate, often referred to as a "tranche," is issued at a specific interest rate and must be fully retired by its final distribution date. Generally, all classes of CMOs or REMIC certificates pay or accrue interest monthly. Investing in the lowest tranche of CMOs and REMIC certificates involves risks similar to those associated with investing in equity securities.

Stripped Mortgage-Backed Securities — Stripped mortgage-backed securities are derivative multiple-class mortgage-backed securities. Stripped mortgage-backed securities usually have two classes that receive different proportions of interest and principal distributions on a pool of mortgage assets. Typically, one class will receive some of the interest and most of the principal, while the other class will receive most of the interest and the remaining principal. In extreme cases, one class will receive all of the interest ("interest only" or "IO" class) while the other class will receive the entire principal ("principal only" or "PO" class). The cash flow and yields on IOs and POs are extremely sensitive to the rate of principal payments (including prepayments) on the underlying mortgage loans or mortgage-backed securities. A rapid rate of principal payments may adversely affect the yield to maturity of IOs. Slower than anticipated prepayments of principal may adversely affect the yield to maturity of a PO. The yields and market risk of interest only and principal only stripped mortgage-backed securities, respectively, may be more volatile than those of other fixed income securities, including traditional mortgage-backed securities.

Commission Recapture — Prior to October 1, 2006, some Funds may have directed certain portfolio trades to brokers who paid a portion of the commissions for those trades in cash to the Funds. Commission Recapture arrangements are accounted for as realized gains of the respective Fund.

Under these arrangements, the following Funds received cash in the amounts shown below during the fiscal year ended March 31, 2007:

	Amount
Focused Fund	$ 371
Large Cap Fund	1,219
Mid-Cap Fund	375
Strategic Small Company Fund	98
TS&W Small Cap Value Fund	12,973

Effective September 30, 2006, these commission recapture programs were terminated.

Wrapper Agreements — Prior to August 9, 2004, the PBHG IRA Capital Preservation Fund ("IRA Capital Preservation Fund") (which changed its investment objective and name effective October 19, 2004 to the Dwight Short Term Fixed Income Fund) entered into wrapper agreements with insurance companies, banks or other financial institutions.

On August 6, 2004, the Board determined to seek shareholder approval to change the investment objective of the IRA Capital Preservation Fund into a fund with a variable net asset value per share which seeks to provide high income while managing its portfolio in a manner consistent with maintaining a relatively high degree of stability of shareholders' capital. This investment objective is sought by investing mainly in high quality bonds with short average remaining maturities. Shareholder approval of the change in investment objective was received on October 1, 2004.

On August 9, 2004, the wrapper agreements were terminated by the IRA Capital Preservation Fund. The IRA Capital Preservation Fund received a simultaneous contribution of cash in the amount of $7,419,588 from Liberty Ridge Capital ("Liberty Ridge"), the Fund's previous advisor. The cash was contributed to offset the IRA Capital Preservation Fund's obligations under the wrapper agreements to the issuers of the wrapper agreements, and to assist the IRA Capital Preservation Fund in maintaining its net asset value per share for each class of shares at $10.00. During the period August 10, 2004 through October 18, 2004 ("Interim Period"), the IRA Capital Preservation Fund sought to continue to provide a stable net asset value of $10.00 per share by investing in short-term fixed income instruments with less than 60 days to maturity. As a result, the dividend yield during the Interim Period was less than dividend yields during the first seven months of 2004. During the Interim Period, Liberty Ridge undertook to waive the entire amount of its investment advisory fee. After the end of this Interim Period, the Dwight Short Term Fixed Income Fund began investing in fixed income instruments with greater than 60 days to maturity.

Other — Expenses that are directly related to one of the Funds are charged directly to that Fund. Other operating expenses are prorated to the Funds on the basis of relative net assets. Class specific expenses, such as distribution and service fees, are borne by that class. Income, other non-class specific expenses and realized and unrealized gains and losses of a Fund are allocated to the respective share class on the basis of the relative net assets each day.

The Funds have an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. The transfer agent fees shown in the Statements of Operations are in total and do not reflect the expense reductions, if any, which are shown separately.

Each Fund (except the Cash Reserves Fund) will impose a 2% redemption/exchange fee on total redemption proceeds (after applicable deferred sales charges) of any shareholder redeeming shares (including redemption by exchange) of the Funds within 10 calendar days of their purchase. The Funds charge the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements. The redemption/exchange fee will be imposed to the extent that the number of Fund shares redeemed exceeds the number of Fund shares that have been held for more than 10 calendar days. In determining how long shares of the Fund have been held, shares held by the investor for the longest period of time will be sold first. The Funds will retain the fee for the benefit of the remaining shareholders by crediting Paid-in Capital.

For a discussion of the limited exemptions to the redemption/exchange fee, please see the Funds' prospectuses. For the year ended March 31, 2007, the following redemption/exchange fees were collected by the Funds:

	Class Z	Class A	Class C
Analytic U.S. Long/Short Fund	$ 227	$222	$374
Barrow Hanley Value Fund	1,767	—	—
Columbus Circle Technology and Communications Fund	239	—	—
Emerging Growth Fund	493	—	—
Focused Fund	7	18	—
Growth Fund	190	—	—
Heitman REIT Fund	2,358	—	—
Large Cap Fund	2,748	—	—
Large Cap Growth Fund	53	—	—
Large Cap Growth Concentrated Fund	159	—	—
Mid-Cap Fund	19	—	—
Select Growth Fund	121	—	—
Small Cap Fund	80	—	—
Strategic Small Company Fund	188	—	—
TS&W Small Cap Value Fund	211	—	—
Dwight Intermediate Fixed Income Fund	306	—	—

Amounts designated as "—" are either $0 or have been rounded to $0.

3. INVESTMENT MANAGEMENT FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Investment Advisor — Effective January 1, 2006, the Board approved Old Mutual Capital, Inc. ("Old Mutual Capital" or the "Advisor") to serve as the investment advisor to each Fund. Old Mutual Capital is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings, Inc. ("OMUSH"), which is a direct wholly owned subsidiary of OM Group (UK) Limited, which is a direct wholly owned subsidiary of Old Mutual plc, a London-Exchange listed international financial services firm. Old Mutual Capital was appointed on an interim basis pursuant to an interim advisory agreement ("Interim Agreement") pending shareholder approval of a new management agreement ("Management Agreement") between the Trust and Old Mutual Capital. Under the terms of the Interim Agreement, Old Mutual Capital was paid a fee that was calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Fund.

Effective April 19, 2006, shareholders approved the Management Agreement for the Focused Fund, Heitman REIT Fund, Small Cap Fund, Strategic Small Company Fund, TS&W Small Cap Value Fund, Dwight Intermediate Fixed Income Fund and Dwight Short Term Fixed Income Fund. Effective May 17, 2006, shareholders approved the Management Agreement for the Analytic U.S. Long/Short Fund, Barrow Hanley Value Fund, Columbus Circle Technology and Communications Fund, Emerging Growth Fund, Growth Fund, Large Cap Fund, Large Cap Growth Fund, Large Cap Growth Concentrated Fund, Mid-Cap Fund, Select Growth Fund and Cash Reserves Fund. Under the terms of the Management Agreement, Old Mutual Capital is obligated to provide advisory services that were previously provided by Liberty Ridge Capital, Inc. ("Liberty Ridge") and administrative services that were previously provided by Old Mutual Fund Services, as described in the "Administrator" section below. In exchange for providing these services, Old Mutual Capital is entitled to receive a management fee ("Management Fee"), calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Fund. The Management Fees paid to Old Mutual Capital under the terms of the Interim Agreement and Management Agreement are less than the combined advisory and administrative fees that were previously paid by the Funds to the former advisor. The Advisor has agreed to fee breakpoints for each Fund as set forth in the tables below:

NOTES TO FINANCIAL STATEMENTS — continued
As of March 31, 2007

	Management Fee Breakpoint Asset Thresholds						
	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Analytic U.S. Long/Short Fund	0.80%	0.75%	0.70%	0.65%	0.60%	0.55%	0.50%
Columbus Circle Technology and Communications Fund	0.95%	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%
Emerging Growth Fund	0.95%	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%
Focused Fund	0.75%	0.70%	0.65%	0.60%	0.55%	0.50%	0.45%
Growth Fund	0.825%	0.775%	0.725%	0.675%	0.625%	0.575%	0.525%
Heitman REIT Fund	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%	0.60%
Large Cap Fund	0.75%	0.70%	0.65%	0.60%	0.55%	0.50%	0.45%
Large Cap Growth Fund	0.85%	0.80%	0.75%	0.70%	0.65%	0.60%	0.55%
Large Cap Growth Concentrated Fund	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%	0.60%
Mid-Cap Fund	0.95%	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%
Select Growth Fund	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%	0.60%
Small Cap Fund	1.00%	0.95%	0.90%	0.85%	0.80%	0.75%	0.70%
Strategic Small Company Fund	0.95%	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%
TS&W Small Cap Value Fund	1.10%	1.05%	1.00%	0.95%	0.90%	0.85%	0.80%
Cash Reserves Fund	0.40%	0.375%	0.35%	0.325%	0.30%	0.275%	0.25%
Dwight Intermediate Fixed Income Fund	0.45%	0.425%	0.40%	0.375%	0.35%	0.325%	0.30%
Dwight Short Term Fixed Income Fund	0.45%	0.425%	0.40%	0.375%	0.35%	0.325%	0.30%

	Management Fee Breakpoint Asset Thresholds			
	$0 to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Barrow Hanley Value Fund*	0.85%	0.80%	0.75%	0.70%

* For the period January 1, 2006 to December 21, 2006, the management fee for the Barrow Hanley Value Fund was 1.00% for assets between $0 to less than $300 million, 0.95% for assets between $300 million to less than $500 million, 0.90% for assets between $500 million to less than $750 million, 0.85% for assets between $750 million to less than $1.0 billion, 0.80% for assets between $1.0 billion to less than $1.5 billion, 0.75% for assets between $1.5 billion to less than $2.0 billion and 0.70% for assets $2.0 billion or greater.

Administrator — On January 28, 2001, the Trust and Old Mutual Fund Services ("Old Mutual Fund Services" or the "Administrator"), a wholly owned subsidiary of the Advisor, entered into an Administrative Services Agreement (the "Administrative Agreement") pursuant to which Old Mutual Fund Services oversaw the administration of the Trust's and each Fund's business and affairs, including regulatory reporting, and all necessary office space, equipment, personnel and facilities requirements, as well as services performed by various third parties. In exchange for providing these services, Old Mutual Fund Services received a fee, calculated daily and paid monthly, at an annual rate of 0.1227% of the average daily net assets of each Fund. Effective December 31, 2005, Old Mutual Fund Services and the Trust assigned the Administrative Agreement to the Advisor pursuant to an Assignment and Assumption Agreement. Under the Assignment and Assumption Agreement, the Advisor was entitled to receive a fee, calculated daily and paid monthly, at an annual rate of 0.10% of the average daily net assets of the Analytic U.S. Long/Short Fund, Emerging Growth Fund, Focused Fund, Large Cap Fund, Mid-Cap Fund, Strategic Small Company Fund (payable for assets managed by Copper Rock Capital Partners, LLC and Liberty Ridge), TS&W Small Cap Fund and Cash Reserves Fund and 0.05% of the average daily net assets of the Heitman REIT Fund, Dwight Intermediate Fixed Income Fund and Dwight Short Term Fixed Income Fund, until such time as the Management Agreement was approved by shareholders. Upon shareholder approval of the Management Agreement for each Fund, payments under the Assignment and Assumption Agreement ended and the Management Fee received by the Advisor included a fee for the administrative services that were previously provided to the Trust by Old Mutual Fund Services.

Expense Limitation Agreements — In the interest of limiting expenses of the Funds, the Advisor has entered into an expense limitation agreement ("Expense Limitation Agreement") with respect to the Funds, pursuant to which the Advisor has contractually agreed to waive through December 31, 2008 its Management Fees and assume other expenses of the Funds to the extent necessary to limit the total annual operating expenses to a specified percentage of the Funds' average daily net assets, exclusive of certain expenses such as interest, taxes, brokerage costs and commissions, dividends and interest on short sales, and other extraordinary expenses not incurred in the ordinary course of the Funds' business (the "Expense Limit"). Effective June 30, 2006, the Advisor also entered into an expense limitation agreement with respect to the Analytic U.S. Long/Short Fund ("Analytic Expense Limitation Agreement") whereby the Advisor contractually agreed to assume dividend expenses on short sales to the extent those expenses exceeded 0.10% of the Fund's average daily net assets through June 30, 2007. Effective December 21, 2006, the Advisor entered into an amended and restated expense limitation agreement ("Amended Expense Limitation Agreement") with respect to the Funds that supersedes the Expense Limitation Agreement and the Analytic Expense Limitation Agreement, pursuant to which the Advisor agreed to separately waive class level expenses and fund level expenses to the extent necessary to limit the total annual operating expenses (exclusive of certain expenses such as interest, taxes, brokerage costs and commissions, dividends and interest on short sales and other extraordinary expenses) to a specified percentage of the Funds' average daily net assets. Under the Amended Expense Limitation Agreement, the total expense limit did not change. Also, under the Amended Expense Limitation Agreement, the Advisor agreed to continue to assume dividend expenses on short sales with respect to the Analytic U.S. Long/Short Fund to the extent those expenses exceed 0.10% of the Fund's average daily net assets through June 30, 2007.

The expense limitations are as follows:

	Class Expense Limit	Fund Expense Limit	Total Expense Limit		Class Expense Limit	Fund Expense Limit	Total Expense Limit
Analytic U.S. Long/Short Fund				Focused Fund			
Class Z	0.20%	0.90%	1.10%	Class Z	0.35%	0.80%	1.15%
Advisor Class	0.45%	0.90%	1.35%*	Advisor Class	0.60%	0.80%	1.40%*
Class A	0.45%	0.90%	1.35%	Class A	0.60%	0.80%	1.40%
Class C	1.20%	0.90%	2.10%	Class C	1.35%	0.80%	2.15%
Class R	0.70%	0.90%	1.60%*	Class R	0.85%	0.80%	1.65%*
Institutional Class	0.00%	0.90%	0.90%*	Institutional Class	0.00%	0.80%	0.80%*
Barrow Hanley Value Fund				Growth Fund			
Class Z	0.20%	0.90%	1.10%	Class Z	0.225%	0.875%	1.10%
Advisor Class	0.45%	0.90%	1.35%	Advisor Class	0.475%	0.875%	1.35%
Class A	0.45%	0.90%	1.35%	Class A	0.475%	0.875%	1.35%
Class C	1.20%	0.90%	2.10%	Class C	1.225%	0.875%	2.10%
Class R	0.70%	0.90%	1.60%*	Class R	0.725%	0.875%	1.60%*
Institutional Class	0.00%	0.90%	0.90%*	Institutional Class	0.075%	0.875%	0.95%*
Columbus Circle Technology and Communications Fund				Heitman REIT Fund			
Class Z	0.40%	1.05%	1.45%	Class Z	0.30%	0.95%	1.25%
Advisor Class	0.65%	1.05%	1.70%	Advisor Class	0.55%	0.95%	1.50%
Class A	0.65%	1.05%	1.70%	Class A	0.55%	0.95%	1.50%
Class C	1.40%	1.05%	2.45%	Class C	1.30%	0.95%	2.25%
Class R	0.90%	1.05%	1.95%*	Class R	0.80%	0.95%	1.75%*
Institutional Class	0.15%	1.05%	1.20%*	Institutional Class	0.00%	0.95%	0.95%*
Emerging Growth Fund				Large Cap Fund			
Class Z	0.28%	1.02%	1.30%	Class Z	0.34%	0.81%	1.15%
Advisor Class	0.53%	1.02%	1.55%*	Advisor Class	0.59%	0.81%	1.40%
Class A	0.53%	1.02%	1.55%	Class A	0.59%	0.81%	1.40%
Class C	1.28%	1.02%	2.30%	Class C	1.34%	0.81%	2.15%
Class R	0.78%	1.02%	1.80%*	Class R	0.84%	0.81%	1.65%*
Institutional Class	0.03%	1.02%	1.05%*	Institutional Class	0.04%	0.81%	0.85%*

Notes to Financial Statements — continued

As of March 31, 2007

	Class Expense Limit	Fund Expense Limit	Total Expense Limit
Large Cap Growth Fund			
Class Z	0.33%	0.92%	1.25%
Advisor Class	0.58%	0.92%	1.50%
Class A	0.58%	0.92%	1.50%
Class C	1.33%	0.92%	2.25%
Class R	0.83%	0.92%	1.75%*
Institutional Class	0.03%	0.92%	0.95%*
Large Cap Growth Concentrated Fund			
Class Z	0.30%	0.95%	1.25%
Advisor Class	0.55%	0.95%	1.50%
Class A	0.55%	0.95%	1.50%
Class C	1.30%	0.95%	2.25%
Class R	0.80%	0.95%	1.75%*
Institutional Class	0.00%	0.95%	0.95%*
Mid-Cap Fund			
Class Z	0.20%	1.00%	1.20%
Advisor Class	0.45%	1.00%	1.45%
Class A	0.45%	1.00%	1.45%
Class C	1.20%	1.00%	2.20%
Class R	0.70%	1.00%	1.70%*
Institutional Class	0.00%	1.00%	1.00%*
Select Growth Fund			
Class Z	0.30%	0.95%	1.25%
Advisor Class	0.55%	0.95%	1.50%*
Class A	0.55%	0.95%	1.50%
Class C	1.30%	0.95%	2.25%
Class R	0.80%	0.95%	1.75%*
Institutional Class	0.00%	0.95%	0.95%*
Small Cap Fund			
Class Z	0.15%	1.10%	1.25%
Advisor Class	0.40%	1.10%	1.50%
Class A	0.40%	1.10%	1.50%
Class C	1.15%	1.10%	2.25%
Class R	0.65%	1.10%	1.75%*
Institutional Class	0.00%	1.10%	1.10%*

	Class Expense Limit	Fund Expense Limit	Total Expense Limit
Strategic Small Company Fund			
Class Z	0.25%	1.10%	1.35%
Advisor Class	0.50%	1.10%	1.60%
Class A	0.50%	1.10%	1.60%
Class C	1.25%	1.10%	2.35%
Class R	0.75%	1.10%	1.85%*
Institutional Class	0.00%	1.10%	1.10%*
TS&W Small Cap Value Fund			
Class Z	0.15%	1.15%	1.30%
Class A	0.40%	1.15%	1.55%
Class C	1.15%	1.15%	2.30%
Cash Reserves Fund			
Class Z	0.28%	0.45%	0.73%
Dwight Intermediate Fixed Income Fund			
Class Z	0.25%	0.60%	0.85%
Advisor Class	0.50%	0.60%	1.10%*
Class A	0.50%	0.60%	1.10%
Class C	1.25%	0.60%	1.85%
Class R	0.75%	0.60%	1.35%*
Institutional Class	0.00%	0.60%	0.60%*
Dwight Short Term Fixed Income Fund			
Class Z	0.17%	0.53%	0.70%
Advisor Class	0.42%	0.53%	0.95%
Class A	0.42%	0.53%	0.95%
Class C	0.92%	0.53%	1.45%
Class R	0.67%	0.53%	1.20%*
Institutional Class	0.02%	0.53%	0.55%*

* Class commenced operations on December 20, 2006.

The Advisor may seek reimbursement for Management Fees waived and other expenses paid by the Advisor pursuant to the Expense Limitation Agreement and Amended Expense Limitation Agreement during the previous three fiscal years in which the Management Fees were waived or other expenses paid. Reimbursement by a Fund of the Management Fees waived and other expenses paid by the Advisor pursuant to the Expense Limitation Agreement and Amended Expense Limitation Agreement may be made when a Fund has reached a sufficient asset size to permit reimbursement to be made without causing the total annual operating expense ratio of each Fund to exceed the total operating expense percentage described above. With respect to all Funds, no reimbursement by a Fund will be made unless: (i) the Fund's assets exceed $75 million; (ii) the Fund's total operating annual expense ratio is less than the specified percentage of the Fund's average daily net assets, and (iii) the payment of such reimbursement was approved by the Board. Old Mutual Capital and Liberty Ridge have agreed not to seek reimbursement of fees waived or limited or other expenses paid by Liberty Ridge prior to January 1, 2006. As of March 31, 2007, the Advisor may seek reimbursement of previously waived and reimbursed fees as follows:

	Expires March 31, 2009	Expires March 31, 2010	Total
Analytic U.S. Long/Short Fund	$ 12,987	$ 138,344	$ 151,331
Barrow Hanley Value Fund	—	680,560	680,560
Columbus Circle Technology and Communications Fund	49,648	693,990	743,638
Emerging Growth Fund	28,161	439,726	467,887
Focused Fund*	12,710	80,508	93,218
Growth Fund	79,202	1,287,630	1,366,832
Heitman REIT Fund	—	118,550	118,550
Large Cap Fund	5,750	113,526	119,276
Large Cap Growth Fund	14,874	186,973	201,847
Large Cap Growth Concentrated Fund	34,806	321,092	355,898
Mid-Cap Fund	104,506	571,270	675,776
Select Growth Fund	66,767	466,729	533,496
Small Cap Fund*	42,501	202,408	244,909
Strategic Small Company Fund*	22,532	130,533	153,065
TS&W Small Cap Value Fund*	10,089	105,208	115,297
Cash Reserves Fund*	2,579	66,783	69,362
Dwight Intermediate Fixed Income Fund*	16,417	74,021	90,438
Dwight Short Term Fixed Income Fund	55,695	481,662	537,357

* As of March 31, 2007, the Fund's assets do not exceed $75 million.

Amounts designated as "—" are either $0 or have been rounded to $0.

During the year ended March 31, 2007, the Advisor was reimbursed $37,761 by the Heitman REIT Fund for previously waived fees.

Sub-Advisory Agreements — Effective January 1, 2006, the Advisor appointed the following sub-advisors except Ashfield Capital Partners, LLC (the "Sub-Advisors") to provide sub-advisory services or co-sub-advisory services to the Funds pursuant to sub-advisory agreements (the "Sub-Advisory Agreements") between the Trust, the Advisor and each Sub-Advisor:

Analytic Investors, Inc. — The Trust, on behalf of the Analytic U.S. Long/Short Fund, and the Advisor entered into an interim sub-advisory agreement (the "Analytic Sub-Advisory Agreement") with Analytic Investors, Inc. ("Analytic") pending shareholder approval of the Analytic Sub-Advisory Agreement, which was received on May 17, 2006. Analytic is an indirect wholly owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Ashfield Capital Partners, LLC – Effective February 10, 2007, the Trust, on behalf of the Large Cap Growth Fund, Large Cap Growth Concentrated Fund and Select Growth Fund, and the Advisor entered into an interim sub-advisory agreement (the "Ashfield Sub-Advisory Agreement") with Ashfield Capital Partners, LLC ("Ashfield") pending shareholder approval of a final Ashfield Sub-Advisory Agreement. Ashfield took over that portion of the Fund's assets that were previously subadvised by CastleArk Management, LLC. Ashfield is a subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Barrow, Hanley, Mewhinney & Strauss, Inc. — The Trust, on behalf of the Barrow Hanley Value Fund, and the Advisor entered into an interim sub-advisory agreement (the "Barrow Hanley Sub-Advisory Agreement") with Barrow, Hanley, Mewhinney & Strauss, Inc. ("Barrow Hanley") pending shareholder approval of the Barrow Hanley Sub-Advisory Agreement, which was received on May 17, 2006. Barrow Hanley is an indirect wholly owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

CastleArk Management, LLC — The Trust, on behalf of the Large Cap Growth Fund, Large Cap Growth Concentrated Fund and Select Growth Fund, and the Advisor entered into an interim sub-advisory agreement (the "CastleArk Sub-Advisory Agreement") with CastleArk Management, LLC ("CastleArk") pending shareholder approval of the CastleArk Sub-Advisory Agreement, which was received on May 17, 2006. Effective February 10, 2007, Ashfield took over that portion of the Fund's assets that were previously sub-advised by CastleArk.

Columbus Circle Investors — The Trust, on behalf of the Columbus Circle Technology and Communications Fund, and the Advisor entered into an interim sub-advisory agreement (the "Columbus Circle Sub-Advisory Agreement") with Columbus Circle Investors ("Columbus Circle") pending shareholder approval of the Columbus Circle Sub-Advisory Agreement, which was received on May 17, 2006.

Copper Rock Capital Partners, LLC — The Trust, on behalf of the Emerging Growth Fund and Strategic Small Company Fund, and the Advisor entered into an interim sub-advisory agreement (the "Copper Rock Sub-Advisory Agreement") with Copper Rock Capital Partners, LLC ("Copper Rock") pending shareholder approval of the Copper Rock Sub-Advisory Agreement, which was received on April 19, 2006, for the Strategic Small Company Fund and May 17, 2006, for the Emerging Growth Fund. OMUSH owns 60% of the limited liability company interests of Copper Rock and Copper Rock is an affiliate of Old Mutual Capital.

Dwight Asset Management Company — The Trust, on behalf of the Dwight Intermediate Fixed Income Fund and Dwight Short Term Fixed Income Fund, and the Advisor entered into an interim sub-advisory agreement (the "Dwight Sub-Advisory Agreement") with Dwight Asset Management Company ("Dwight") pending shareholder approval of the Dwight Sub-Advisory Agreement, which was received on April 19, 2006. Dwight is an indirect wholly owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Eagle Asset Management, Inc. — The Trust, on behalf of the Small Cap Fund and Strategic Small Company Fund, and the Advisor entered into an interim sub-advisory agreement (the "Eagle Sub-Advisory Agreement") with Eagle Asset Management, Inc. ("Eagle") pending shareholder approval of the Eagle Sub-Advisory Agreement, which was received on April 19, 2006.

Heitman Real Estate Securities, LLC — The Trust, on behalf of the Heitman REIT Fund, and the Advisor entered into an interim sub-advisory agreement (the "Heitman Sub-Advisory Agreement") with Heitman Real Estate Securities LLC ("Heitman") pending shareholder approval of the Heitman Sub-Advisory Agreement, which was received on April 19, 2006. Heitman is a wholly owned subsidiary of Heitman LLC, which is owned 50% by Heitman senior executives and 50% by Old Mutual (HFL) Inc., a wholly owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Liberty Ridge Capital, Inc. — The Trust, on behalf of the Focused Fund, Large Cap Fund, Mid-Cap Fund, Small Cap Fund and Strategic Small Company Fund, and the Advisor entered into an interim sub-advisory agreement (the "Liberty Ridge Sub-Advisory Agreement") with Liberty Ridge pending shareholder approval of the Liberty Ridge Sub-Advisory Agreement, which was received on April 19, 2006, for the Focused Fund Small Cap Fund and Strategic Small Company Fund and May 17, 2006, for the Large Cap Fund and Mid-Cap Fund. Liberty Ridge is a wholly owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Munder Capital Management — The Trust, on behalf of the Growth Fund, and the Advisor entered into an interim sub-advisory agreement (the "Munder Sub-Advisory Agreement") with Munder Capital Management ("Munder") pending shareholder approval of the Munder Sub-Advisory Agreement, which was received on May 17, 2006.

Thompson, Siegel & Walmsley, Inc. — The Trust, on behalf of the TS&W Small Cap Value Fund, and the Advisor entered into an interim subadvisory agreement (the "TS&W Sub-Advisory Agreement") with Thompson, Siegel & Walmsley, Inc. ("TS&W") pending shareholder approval of the TS&W Sub-Advisory Agreement, which was received on April 19, 2006. TS&W is a wholly owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Turner Investment Partners, Inc. — The Trust, on behalf of the Growth Fund, Large Cap Growth Fund, Large Cap Growth Concentrated Fund and Select Growth Fund, and the Advisor entered into an interim sub-advisory agreement (the "Turner Sub-Advisory Agreement") with Turner Investment Partners, Inc. ("Turner") pending shareholder approval of the Turner Sub-Advisory Agreement, which was received on May 17, 2006.

Wellington Management Company, LLP — The Trust, on behalf of the Cash Reserves Fund, and the Advisor entered into an interim sub-advisory agreement (the "Wellington Sub-Advisory Agreement") with Wellington Management Company, LLP ("Wellington") pending shareholder approval of the Wellington Sub-Advisory Agreement, which was received on May 17, 2006.

For the services provided and expenses incurred pursuant to the Sub-Advisory Agreements, the Sub-Advisors are entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of each portion of the Funds managed less 50% of any waivers, reimbursement payments, supermarket fees and alliance fees waived, reimbursed or paid by the Advisor (with the exception of the Growth Fund and Cash Reserves Fund). The fees are calculated as follows:

	Sub-Advisory Fee Breakpoint Asset Thresholds						
	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Analytic U.S. Long/Short Fund	0.45%	0.40%	0.35%	0.30%	0.25%	0.20%	0.15%
Columbus Circle Technology and Communications Fund	0.60%	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%
Emerging Growth Fund	0.60%	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%
Focused Fund	0.40%	0.35%	0.30%	0.25%	0.20%	0.15%	0.10%
Heitman REIT Fund	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%	0.25%
Large Cap Fund	0.40%	0.35%	0.30%	0.25%	0.20%	0.15%	0.10%
Large Cap Growth Fund	0.50%	0.45%	0.40%	0.35%	0.30%	0.25%	0.20%
Large Cap Growth Concentrated Fund	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%	0.25%
Mid-Cap Fund	0.60%	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%
Select Growth Fund	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%	0.25%
Small Cap Fund	0.65%	0.60%	0.55%	0.50%	0.45%	0.40%	0.35%
Strategic Small Company Fund	0.60%	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%
TS&W Small Cap Value Fund	0.75%	0.70%	0.65%	0.60%	0.55%	0.50%	0.45%
Dwight Intermediate Fixed Income Fund	0.20%	0.175%	0.15%	0.125%	0.10%	0.075%	0.05%
Dwight Short Term Fixed Income Fund	0.20%	0.175%	0.15%	0.125%	0.10%	0.075%	0.05%

	Sub-Advisory Fee Breakpoint Asset Thresholds			
	$0 to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Barrow Hanley Value Fund *	0.50%	0.45%	0.40%	0.35%

* Barrow Hanley Value Fund's base sub-advisory fee was reduced from 0.65% to 0.50% effective December 21, 2006.

	Sub-Advisory Fees without Breakpoints
Growth Fund	0.475%
Cash Reserves Fund	0.10%*

* There is a minimum annual fee of $50,000 on the Cash Reserves Fund.

From time to time, the Advisor may recommend the appointment of additional or replacement sub-advisors to the Board. The Trust and the Advisor have received exemptive relief from the Securities and Exchange Commission ("SEC") that permits the Trust to employ a "manager of managers" structure. Under this structure, the Advisor, with the approval of the Board may hire, terminate or replace unaffiliated sub-advisors without shareholder approval, including, without limitation, the replacement or reinstatement of any unaffiliated sub-advisors with respect to which a sub-advisory agreement has automatically terminated as a result of an assignment. Under the manager of managers structure, the Advisor has the ultimate responsibility to oversee the sub-advisors and recommend their hiring, termination and replacement. The following funds intend to rely on the exemptive order and operate in the manner described above: Cash Reserves Fund, Columbus Circle Technology and Communications Fund, Growth Fund, Large Cap Growth Concentrated Fund, Large Cap Growth Fund, Select Growth Fund, Small Cap Fund and Strategic Small Company Fund. Shareholders will be notified of any changes in unaffiliated sub-advisors. Shareholders of a Fund have the right to terminate a sub-advisory agreement with an unaffiliated sub-advisor for a Fund at any time by a vote of the majority of the outstanding voting securities of such Fund. The SEC exemptive order also permits the Funds to disclose to shareholders the aggregate fees paid to Old Mutual Capital and unaffiliated sub-advisor(s) by each Fund.

Sub-Administrator — On January 1, 2001, the Administrator and SEI Investments Global Funds Services (the "Sub-Administrator") entered into a Sub-Administrative Services Agreement (the "Sub-Administrative Agreement"), pursuant to which the Sub-Administrator assists the Administrator in connection with the administration of the business and affairs of the Trust. SEI Investments Management Corporation ("SEI Investments"), which is a wholly owned subsidiary of SEI Investments Company, owns all beneficial interest in the Sub-Administrator. Under the Sub-Administrative Agreement, the Administrator pays the Sub-Administrator fees at an annual rate calculated as follows: the greater sum (higher value) which results from making the following calculations (A) a fee based on the average daily net assets of the Trust, Old Mutual Advisor Funds and Old Mutual Insurance Series Fund of: (i) 0.0165% of the first $10 billion, plus (ii) 0.0125% of the next $10 billion, plus (iii) 0.010% of the excess over $20 billion and (B) a fee based on the aggregate number of funds of the Trust, Old Mutual Advisor Funds and Old Mutual Advisor Insurance Series Fund calculated at the sum of between $50,000 and $60,000 per fund, depending on the total number of funds. The Sub-Administrative Agreement provides that the Sub-Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Sub-Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or negligence on the part of the Sub-Administrator in the performance of its duties. The Sub-Administrative Agreement will continue in effect until December 31, 2007, subject to certain termination provisions. The Sub-Administrative Agreement will renew each year unless terminated by either party upon not less than 90 days' prior written notice to the other party. Effective December 31, 2005, the Administrator assigned its rights and obligations under the Sub-Administrative Agreement to the Advisor.

Distributor — The Trust has entered into a distribution agreement (the "Distribution Agreement") with Old Mutual Investment Partners (the "Distributor"), a wholly-owned subsidiary of the Advisor. The Distributor receives no compensation under the Distribution Agreement for serving in such capacity. The Trust has adopted, on behalf of Class A shares and Class R Shares of each Fund, separate distribution plans persuant to Rule 12b-1 under the 1940 Act, which provide for payment of a distribution fee of up to 0.25% of the daily net assets of Class A and Class R shares. Currently, the Trust is not paying a distribution fee on Class A shares. The Trust has also adopted, on behalf of Class C shares of each Fund, a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act, which provides for payment of a distribution fee of up to 0.75% of the average daily net assets of Class C shares. Currently, the Dwight Short Term Fixed Income Fund charges a distribution fee of 0.50% of the average daily net assets of the Class C Shares. The Trust has also adopted a Service Plan on behalf of Class A shares and Class C shares of each Fund and separate Service Plans pursuant to Rule 12b-1 under the 1940 Act on behalf of Advisor Class and Class R shares of each Fund, all of which provide for payment of a service fee of up to 0.25% of the average daily net assets of each Class. Distribution fees are paid to the Distributor for the sale and distribution of Class A, Class C and Class R shares and service fees are paid to the Distributor, brokers, dealers and/or other financial intermediaries for providing or arranging for others to provide personal services to shareholders and/or the maintenance of shareholder accounts.

NOTES TO FINANCIAL STATEMENTS — continued

AS OF MARCH 31, 2007

Of the service and distribution fees the Distributor received for the year ended March 31, 2007, it retained the following:

Fund	Service Fees				Distribution Fees	
	Advisor Class	Class A	Class C	Class R	Class C	Class R
Analytic U.S. Long/Short Fund	$ —	$ 560	$ 583	$ —	$ 1,749	$ —
Barrow Hanley Value Fund	7	4,102	6,252	—	18,755	—
Columbus Circle Technology and Communications Fund	3	158	203	—	608	—
Emerging Growth Fund	—	152	175	—	525	—
Focused Fund	—	1,168	342	—	1,025	—
Growth Fund	148	167	260	—	807	—
Heitman REIT Fund	18,000	253	759	—	2,276	—
Large Cap Fund	22	157	192	—	576	—
Large Cap Growth Fund	—	158	166	—	471	—
Large Cap Growth Concentrated Fund	238	140	382	—	1,145	—
Mid-Cap Fund	—	219	701	—	2,104	—
Select Growth Fund	—	250	151	—	454	—
Small Cap Fund	—	183	279	—	836	—
Strategic Small Company Fund	58	143	202	—	606	—
TS&W Small Cap Value Fund	—	743	732	—	2,195	—
Dwight Intermediate Fixed Income Fund	—	428	188	—	563	—
Dwight Short Term Fixed Income Fund	49	140	132	—	264	—

Amounts designated as "—" are either $0 or have been rounded to $0.

DST Systems, Inc. serves as the transfer agent and dividend disbursing agent of the Trust. From time to time, the Trust may pay amounts to third parties that provide sub-transfer agency and other administrative services relating to the Trust to persons who beneficially own interests in the Trust.

U.S. Bank, N.A., serves as the custodian for each of the Funds.

The Trust has entered into a shareholder servicing agreement ("Shareholder Servicing Agreement") with Old Mutual Fund Services to provide shareholder support and other shareholder account-related services. Old Mutual Fund Services has, in turn, contracted with Old Mutual Shareholder Services, Inc. ("OMSS"), its wholly-owned subsidiary, to assist in the provision of those services. OMSS received no fees directly from the Funds. Pursuant to the Shareholder Servicing Agreement, the shareholder service fees are reviewed semi-annually by Old Mutual Fund Services and approved annually by the Board. Shareholder servicing fees are included in transfer agent fees in the Statement of Operations.

Shareholder service fees (including out of pocket expenses) paid to Old Mutual Fund Services for the year ended March 31, 2007, were as follows:

Fund	Amount
Analytic U.S. Long/Short Fund	$ 11,128
Barrow Hanley Value Fund	53,955
Columbus Circle Technology and Communications Fund	387,949
Emerging Growth Fund	181,514
Focused Fund	16,141
Growth Fund	546,661
Heitman REIT Fund	43,248
Large Cap Fund	42,228
Large Cap Growth Fund	73,695
Large Cap Growth Concentrated Fund	135,978
Mid-Cap Fund	81,639
Select Growth Fund	185,669
Small Cap Fund	28,303
Strategic Small Company Fund	25,063
TS&W Small Cap Value Fund	19,924
Cash Reserves Fund	43,989
Dwight Intermediate Fixed Income Fund	1,867
Dwight Short Term Fixed Income Fund	11,720

On April 4, 2000, the Board approved an agreement between the Trust and Old Mutual Fund Services to provide shareholder related web development and maintenance services. For its services during the year ended March 31, 2007, Old Mutual Fund Services received a fee of $154,214, which was allocated to each Fund quarterly based on average net assets. The fee is reviewed semi-annually by Old Mutual Fund Services and approved annually by the Board.

For the year ended March 31, 2006, Wellington voluntarily contributed $616 to the Cash Reserves Fund to offset losses incurred due to a compliance violation.

Officers of the Trust who are or were officers of the Advisor, Administrator, Sub-Administrator and the Distributor, as well as the Senior Officer, received no compensation from the Trust.

4. INVESTMENT TRANSACTIONS

The cost of securities purchased and the proceeds from securities sold and matured, other than short-term investments and securities sold short, for the Funds (excluding the Cash Reserves Fund) for the year ended March 31, 2007, were as follows:

	Purchases (000)		Sales and Maturities (000)	
	Other	U.S. Government	Other	U.S. Government
Analytic U.S. Long/Short Fund	$124,271	$ —	$ 46,773	$ —
Barrow Hanley Value Fund	126,703	—	339,600	—
Columbus Circle Technology and Communications Fund	231,406	—	294,420	—
Emerging Growth Fund	353,153	—	371,840	—
Focused Fund	30,475	—	21,903	—
Growth Fund	528,445	—	653,399	—
Heitman REIT Fund	143,125	—	177,941	—
Large Cap Fund	226,938	—	227,561	—
Large Cap Growth Fund	133,063	—	159,914	—
Large Cap Growth Concentrated Fund	190,760	—	222,781	—
Mid-Cap Fund	314,378	—	489,438	—
Select Growth Fund	261,011	—	297,318	—
Small Cap Fund	45,992	—	55,599	—
Strategic Small Company Fund	67,140	—	79,697	—
TS&W Small Cap Value Fund	23,731	—	30,672	—
Dwight Intermeditate Fixed Income Fund	3,257	35,047	4,409	34,503
Dwight Short Term Fixed Income Fund	20,215	334,953	101,526	329,957

Transactions in option contracts written in the Columbus Circle Technology and Communications Fund for the year ended March 31, 2007, were as follows:

Written Options Transactions	Number of Contracts	Premiums
Outstanding at March 31, 2006	—	$ —
Options written	2,338	464
Options exercised	(820)	(154)
Options terminated in closing purchasing transactions	(477)	(203)
Outstanding at March 31, 2007	1,041	$ 107

NOTES TO FINANCIAL STATEMENTS — continued

AS OF MARCH 31, 2007

5. CAPITAL SHARE TRANSACTIONS

| | Old Mutual Analytic U.S. Long/Short Fund | | | | Old Mutual Barrow Hanley Value Fund | | | |
| | 4/1/06 to 3/31/07 | | 4/1/05 to 3/31/06 | | 4/1/06 to 3/31/07 | | 4/1/05 to 3/31/06 | |
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
Capital Share Transactions (000):								
Class Z								
Shares Issued	9,117	$127,395	305	$ 3,384	3,021	$ 39,059	8,636	$ 145,913
Shares Issued upon Reinvestment of Distributions	7	90	20	222	10,840	109,806	1,766	28,626
Redemption Fees	n/a	—	n/a	—	n/a	2	n/a	1
Shares Redeemed	(886)	(11,165)	(3,163)	(35,779)	(18,440)	(243,539)	(74,185)	(1,241,864)
Net Increase/(Decrease) in Class Z Shares	8,238	116,320	(2,838)	(32,173)	(4,579)	(94,672)	(63,783)	(1,067,324)
Advisor Class [1]								
Shares Issued	—	—	—	—	3	36	5	85
Shares Issued upon Reinvestment of Distributions	—	—	—	—	22	220	2	28
Shares Redeemed	—	—	—	—	(42)	(586)	(15)	(249)
Net Increase/(Decrease) in Advisor Class Shares	—	—	—	—	(17)	(330)	(8)	(136)
Class A								
Shares Issued	181	2,491	23	243	22	274	105	1,762
Shares Issued upon Reinvestment of Distributions	—	1	—	1	202	1,997	9	145
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	(34)	(464)	(7)	(72)	(133)	(1,607)	(236)	(3,969)
Net Increase/(Decrease) in Class A Shares	147	2,028	16	172	91	664	(122)	(2,062)
Class C								
Shares Issued	52	708	7	66	156	1,372	128	2,109
Shares Issued upon Reinvestment of Distributions	—	—	—	—	210	2,111	21	337
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	(8)	(103)	(1)	(10)	(351)	(4,448)	(399)	(6,585)
Net Increase/(Decrease) in Class C Shares	44	605	6	56	15	(965)	(250)	(4,139)
Class R [2]								
Shares Issued	—	—	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—	—	—	—	—
Shares Redeemed	—	—	—	—	—	—	—	—
Net Increase/(Decrease) in Class R Shares	—	—	—	—	—	—	—	—
Institutional Class [2]								
Shares Issued	—	—	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—	—	—	—	—
Shares Redeemed	—	—	—	—	—	—	—	—
Net Increase/(Decrease) in Institutional Class Shares	—	—	—	—	—	—	—	—

	Old Mutual Columbus Circle Technology and Communications Fund				Old Mutual Emerging Growth Fund				Old Mutual Focused Fund			
	4/1/06 to 3/31/07		4/1/05 to 3/31/06		4/1/06 to 3/31/07		4/1/05 to 3/31/06		4/1/06 to 3/31/07		4/1/05 to 3/31/06	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
	612	$ 7,675	1,261	$ 14,586	1,905	$ 28,908	1,124	$ 15,518	806	$ 18,717	208	$ 4,046
	—	—	—	—	—	—	—	—	3	71	4	85
	n/a	—	n/a	—	n/a	1	n/a	—	n/a	—	n/a	—
	(5,435)	(68,099)	(6,294)	(73,197)	(3,230)	(47,882)	(4,450)	(60,903)	(586)	(13,592)	(409)	(8,065)
	(4,823)	(60,424)	(5,033)	(58,611)	(1,325)	(18,973)	(3,326)	(45,385)	223	5,196	(197)	(3,934)
	—	—	29	303	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	(16)	(175)	(842)	(9,056)	—	—	—	—	—	—	—	—
	(16)	(175)	(813)	(8,753)	—	—	—	—	—	—	—	—
	1	8	—	—	—	—	—	—	152	3,545	—	—
	—	—	—	—	—	—	—	—	—	6	—	—
	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—
	—	(2)	—	—	—	—	—	—	(16)	(365)	—	—
	1	6	—	—	—	—	—	—	136	3,186	—	—
	1	6	5	56	3	38	2	25	8	179	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—
	(1)	(7)	—	—	—	(7)	—	(1)	(1)	(21)	—	—
	—	(1)	5	56	3	31	2	24	7	158	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—

	Old Mutual Growth Fund				Old Mutual Heitman REIT Fund			
	4/1/06 to 3/31/07		4/1/05 to 3/31/06		4/1/06 to 3/31/07		4/1/05 to 3/31/06	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
Capital Share Transactions (000):								
Class Z								
Shares Issued	548	$ 12,265	1,557	$ 31,455	3,985	$ 59,930	4,865	$ 64,538
Shares Issued upon Reinvestment of Distributions	—	—	—	—	1,202	18,155	1,312	16,893
Redemption Fees	n/a	—	n/a	—	n/a	2	n/a	1
Shares Redeemed	(6,534)	(146,747)	(12,262)	(247,566)	(6,144)	(96,381)	(5,699)	(73,651)
Net Increase/(Decrease) in Class Z Shares	(5,986)	(134,482)	(10,705)	(216,111)	(957)	(18,294)	478	7,781
Advisor Class [1]								
Shares Issued	—	—	1	11	115	1,739	98	1,294
Shares Issued upon Reinvestment of Distributions	—	—	—	—	108	1,625	138	1,761
Shares Redeemed	—	—	(4)	(84)	(266)	(3,970)	(306)	(4,010)
Net Increase/(Decrease) in Advisor Class Shares	—	—	(3)	(73)	(43)	(606)	(70)	(955)
Class A								
Shares Issued	3	57	7	149	23	361	20	266
Shares Issued upon Reinvestment of Distributions	—	—	—	—	4	53	2	23
Shares Redeemed	(8)	(180)	—	—	(20)	(314)	(9)	(125)
Net Increase/(Decrease) in Class A Shares	(5)	(123)	7	149	7	100	13	164
Class C								
Shares Issued	3	68	—	—	14	216	23	318
Shares Issued upon Reinvestment of Distributions	—	—	—	—	2	29	5	64
Shares Redeemed	—	—	—	—	(28)	(412)	(11)	(149)
Net Increase/(Decrease) in Class C Shares	3	68	—	—	(12)	(167)	17	233
Class R [2]								
Shares Issued	—	—	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—	—	—	—	—
Shares Redeemed	—	—	—	—	—	—	—	—
Net Increase/(Decrease) in Class R Shares	—	—	—	—	—	—	—	—
Institutional Class [2]								
Shares Issued	—	—	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—	—	—	—	—
Shares Redeemed	—	—	—	—	—	—	—	—
Net Increase/(Decrease) in Institutional Class Shares	—	—	—	—	—	—	—	—

	Old Mutual Large Cap Fund				Old Mutual Large Cap Growth Fund				Old Mutual Large Cap Growth Concentrated Fund			
	4/1/06 to 3/31/07		4/1/05 to 3/31/06		4/1/06 to 3/31/07		4/1/05 to 3/31/06		4/1/06 to 3/31/07		4/1/05 to 3/31/06	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
	12,036	$ 178,288	380	$ 4,770	187	$ 4,262	444	$ 9,188	227	$ 4,045	448	$ 7,318
	44	678	42	549	—	—	—	—	—	—	—	—
	n/a	3	n/a	—	n/a	—	n/a	—	n/a	—	n/a	1
	(11,808)	(181,398)	(4,137)	(52,480)	(1,381)	(31,060)	(3,061)	(65,055)	(2,019)	(35,721)	(3,487)	(55,290)
	272	(2,429)	(3,715)	(47,161)	(1,194)	(26,798)	(2,617)	(55,867)	(1,792)	(31,676)	(3,039)	(47,971)
	28	413	11	130	3	64	3	69	—	5	1	8
	—	1	—	1	—	—	—	—	—	—	—	—
	(25)	(365)	(20)	(252)	(3)	(65)	(5)	(102)	—	—	(2)	(29)
	3	49	(9)	(121)	—	(1)	(2)	(33)	—	5	(1)	(21)
	20	305	—	—	4	96	—	—	36	634	3	46
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	(4)	(73)	(2)	(29)
	20	305	—	—	4	96	—	—	32	561	1	17
	4	56	—	—	—	3	—	—	7	123	2	32
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	(1)	(13)	—	—
	4	56	—	—	—	3	—	—	6	110	2	32
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—

	Old Mutual Mid-Cap Fund			
	4/1/06 to 3/31/07		4/1/05 to 3/31/06	
	Shares	Dollars	Shares	Dollars
Capital Share Transactions (000):				
Class Z				
Shares Issued	1,625	$ 27,342	2,636	$ 49,050
Shares Issued upon Reinvestment of Distributions	4,645	71,473	1,783	32,457
Redemption Fees	n/a	—	n/a	—
Shares Redeemed	(11,920)	(198,887)	(9,017)	(168,036)
Net Increase/(Decrease) in Class Z Shares	(5,650)	(100,072)	(4,598)	(86,529)
Advisor Class [1]				
Shares Issued	74	1,266	130	2,379
Shares Issued upon Reinvestment of Distributions	92	1,389	36	638
Shares Redeemed	(166)	(2,828)	(263)	(4,898)
Net Increase/(Decrease) in Advisor Class Shares	—	(173)	(97)	(1,881)
Class A				
Shares Issued	—	7	2	34
Shares Issued upon Reinvestment of Distributions	3	46	1	16
Shares Redeemed	(5)	(72)	(7)	(128)
Net Increase/(Decrease) in Class A Shares	(2)	(19)	(4)	(78)
Class C				
Shares Issued	5	77	5	97
Shares Issued upon Reinvestment of Distributions	4	64	1	20
Shares Redeemed	(3)	(42)	—	(10)
Net Increase/(Decrease) in Class C Shares	6	99	6	107
Class R [2]				
Shares Issued	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—
Shares Redeemed	—	—	—	—
Net Increase/(Decrease) in Class R Shares	—	—	—	—
Institutional Class [2]				
Shares Issued	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—
Shares Redeemed	—	—	—	—
Net Increase/(Decrease) in Institutional Class Shares	—	—	—	—

	Old Mutual Select Growth Fund				Old Mutual Small Cap Fund				Old Mutual Strategic Small Company Fund			
	4/1/06 to 3/31/07		4/1/05 to 3/31/06		4/1/06 to 3/31/07		4/1/05 to 3/31/06		4/1/06 to 3/31/07		4/1/05 to 3/31/06	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
	114	$ 2,754	314	$ 7,038	282	$ 7,401	117	$ 2,686	173	$ 2,546	318	$ 4,977
	—	—	—	—	—	—	—	—	873	10,439	—	—
	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—
	(1,567)	(38,447)	(2,419)	(53,496)	(624)	(15,742)	(859)	(19,733)	(1,155)	(15,867)	(1,094)	(17,342)
	(1,453)	(35,693)	(2,105)	(46,458)	(342)	(8,341)	(742)	(17,047)	(109)	(2,882)	(776)	(12,365)
	—	—	—	—	—	—	—	—	21	309	40	613
	—	—	—	—	—	—	—	—	25	290	—	—
	—	—	—	—	—	—	(1)	(14)	(53)	(715)	(75)	(1,163)
	—	—	—	—	—	—	(1)	(14)	(7)	(116)	(35)	(550)
	2	60	—	—	2	50	—	9	77	1,141	9	139
	—	—	—	—	—	—	—	—	28	327	—	—
	—	—	—	—	—	—	—	—	(21)	(265)	—	—
	2	60	—	—	2	50	—	9	84	1,203	9	139
	—	—	—	—	5	118	—	4	1	20	—	—
	—	—	—	—	—	—	—	—	2	22	—	—
	—	—	—	—	—	—	—	(4)	(1)	(8)	—	—
	—	—	—	—	5	118	—	—	2	34	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—

	Old Mutual TS&W Small Cap Value Fund			
	4/1/06 to 3/31/07		4/1/05 to 3/31/06	
	Shares	Dollars	Shares	Dollars
Capital Share Transactions (000):				
Class Z				
Shares Issued	276	$ 7,468	281	$ 7,301
Shares Issued upon Reinvestment of Distributions	362	9,224	227	5,699
Redemption Fees	n/a	—	n/a	—
Shares Redeemed	(516)	(13,897)	(1,724)	(44,708)
Net Increase/(Decrease) in Class Z Shares	122	2,795	(1,216)	(31,708)
Advisor Class [1]				
Shares Issued	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—
Redemption Fees	n/a	—	n/a	—
Shares Redeemed	—	—	—	—
Net Increase/(Decrease) in Advisor Class Shares	—	—	—	—
Class A				
Shares Issued	2	46	2	43
Shares Issued upon Reinvestment of Distributions	5	125	3	81
Redemption Fees	n/a	—	n/a	—
Shares Redeemed	(9)	(237)	(3)	(82)
Net Increase/(Decrease) in Class A Shares	(2)	(66)	2	42
Class C				
Shares Issued	—	—	1	30
Shares Issued upon Reinvestment of Distributions	7	171	4	96
Redemption Fees	n/a	—	n/a	—
Shares Redeemed	(10)	(245)	(4)	(115)
Net Increase/(Decrease) in Class C Shares	(3)	(74)	1	11
Class R [2]				
Shares Issued	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—
Shares Redeemed	—	—	—	—
Net Increase/(Decrease) in Class R Shares	—	—	—	—
Institutional Class [2]				
Shares Issued	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—
Shares Redeemed	—	—	—	—
Net Increase/(Decrease) in Institutional Class Shares	—	—	—	—

[1] Advisor Class commenced operations on December 20, 2006, for the Analytic U.S. Long/Short Fund, Emerging Growth Fund, Focused Fund, Select Growth Fund and Dwight Intermediate Fixed Income Fund.

[2] Class R and Institutional Class commenced operations on December 20, 2006.

n/a — Not applicable.

Amounts designated as "—" are either $0 or have been rounded to $0.

	Old Mutual Cash Reserves Fund				Old Mutual Dwight Intermediate Fixed Income Fund				Old Mutual Dwight Short Term Fixed Income Fund			
	4/1/06 to 3/31/07		4/1/05 to 3/31/06		4/1/06 to 3/31/07		4/1/05 to 3/31/06		4/1/06 to 3/31/07		4/1/05 to 3/31/06	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
	27,632	$ 27,632	22,815	$ 22,814	98	$ 987	178	$ 1,802	167	$ 1,636	1,895	$ 18,620
	1,439	1,439	1,206	1,206	34	342	32	321	810	7,962	983	9,654
	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—
	(30,665)	(30,665)	(31,237)	(31,237)	(146)	(1,454)	(168)	(1,688)	(8,034)	(78,851)	(16,795)	(165,034)
	(1,594)	(1,594)	(7,216)	(7,217)	(14)	(125)	42	435	(7,057)	(69,253)	(13,917)	(136,760)
	—	—	—	—	—	—	—	—	46	443	—	2
	—	—	—	—	—	—	—	—	2	20	4	41
	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—
	—	—	—	—	—	—	—	—	(75)	(736)	(170)	(1,678)
	—	—	—	—	—	—	—	—	(27)	(273)	(166)	(1,635)
	—	—	—	—	53	535	—	—	—	3	—	—
	—	—	—	—	—	3	1	2	—	2	—	1
	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—
	—	—	—	—	—	(6)	—	—	—	—	—	—
	—	—	—	—	53	532	1	2	—	5	—	1
	—	—	—	—	4	34	3	32	—	—	—	—
	—	—	—	—	—	3	—	2	—	2	—	1
	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—
	—	—	—	—	—	—	(4)	(45)	—	—	—	—
	—	—	—	—	4	37	(1)	(11)	—	2	—	1
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—

Notes to Financial Statements — continued

6. Federal Tax Information

Each Fund has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code for federal income tax purposes and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for federal income taxes.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. Federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital or accumulated net realized gain, as appropriate, in the period that the differences arise. Accordingly, the following permanent differences as of March 31, 2007, primarily attributable to certain net operating losses which, for tax purposes, are not available to offset future income, different treatment for gains and losses on paydowns of mortgage- and asset-backed securities, returns of capital, utilization of net operating losses, REIT reclasses between net investment income and long-term capital and dividends on short sales, were reclassified to the following accounts:

Fund	Increase/(Decrease) Paid-in Capital (000)	Increase/(Decrease) Undistributed Net Investment Income (000)	Increase/(Decrease) Accumulated Net Realized Gain (000)
Analytic U.S. Long/Short Fund	$ —	$ 27	$ (27)
Columbus Circle Technology and Communications Fund	(1,955)	1,955	—
Emerging Growth Fund	(1,740)	1,740	—
Growth Fund	(1,997)	2,019	(22)
Heitman REIT Fund	—	2,560	(2,560)
Large Cap Growth Fund	(327)	327	—
Large Cap Growth Concentrated Fund	(538)	538	—
Mid-Cap Fund	—	1,477	(1,477)
Select Growth Fund	(758)	758	—
Small Cap Fund	(182)	186	(4)
Strategic Small Company Fund	—	365	(365)
TS&W Small Cap Value Fund	—	388	(388)
Dwight Intermediate Fixed Income Fund	—	1	(1)
Dwight Short Term Fixed Income Fund	—	(110)	110

These reclassifications had no effect on net assets or net asset value per share.

Amounts designated as "—" are either $0 or have been rounded to $0.

The tax character of dividends and distributions declared during the years ended March 31, 2007 and 2006 were as follows:

Fund	Ordinary Income (000)	Long-Term Capital Gain (000)	Return of Capital (000)	Total (000)
Analytic U.S. Long/Short Fund				
2007	$ 94	$ —	$ —	$ 94
2006	228	—	—	228
Barrow Hanley Value Fund				
2007	2,414	115,387	—	117,801
2006	5,012	25,068	—	30,080
Focused Fund				
2007	81	—	—	81
2006	88	—	—	88
Heitman REIT Fund				
2007	6,668	17,493	—	24,161
2006	6,234	16,476	1,567	24,277
Large Cap Fund				
2007	708	—	—	708
2006	564	—	—	564

Fund	Ordinary Income (000)	Long-Term Capital Gain (000)	Return of Capital (000)	Total (000)
Mid-Cap Fund				
2007	$15,333	$59,935	$—	$75,268
2006	15,917	18,349	—	34,266
Strategic Small Company Fund				
2007	—	11,426	—	11,426
2006	—	—	—	—
TS&W Small Cap Value Fund				
2007	43	9,784	—	9,827
2006	1,032	5,161	—	6,193
Cash Reserves Fund				
2007	1,537	—	—	1,537
2006	1,111	—	—	1,111
Dwight Intermediate Fixed Income Fund				
2007	358	—	—	358
2006	319	10	—	329
Dwight Short Term Fixed Income Fund				
2007	8,013	—	—	8,013
2006	9,738	—	—	9,738

The following Funds did not declare dividends or distributions during the years ended March 31, 2007 and 2006: Columbus Circle Technology and Communications Fund, Emerging Growth Fund, Growth Fund, Large Cap Growth Fund, Large Cap Growth Concentrated Fund, Select Growth Fund and Small Cap Fund.

Amounts designated as "—" are either $0 or have been rounded to $0.

As of March 31, 2007, the components of Distributable Earnings/(Accumulated Losses) were as follows:

Fund	Undistributed Ordinary Income (000)	Undistributed Long-Term Capital Gain (000)	Capital Loss Carryforwards (000)	Post-October Losses (000)	Unrealized Appreciation/ (Depreciation) (000)	Other Temporary Differences (000)	Total (000)
Analytic U.S. Long/Short Fund	$ 221	$ —	$ (10,565)	$ —	$ 4,774	$ —	$ (5,570)
Barrow Hanley Value Fund	3,909	7,339	—	—	28,025	—	39,273
Columbus Circle Technology and Communications Fund	—	—	(2,395,385)	—	34,576	—	(2,360,809)
Emerging Growth Fund	—	—	(244,217)	—	20,228	—	(223,989)
Focused Fund	69	583	—	—	2,246	—	2,898
Growth Fund	—	—	(1,212,404)	—	92,341	—	(1,120,063)
Heitman REIT Fund*	793	3,254	—	—	73,276	—	77,323
Large Cap Fund	169	—	(83,739)	—	8,048	—	(75,522)
Large Cap Growth Fund	—	—	(133,283)	—	8,242	—	(125,041)
Large Cap Growth Concentrated Fund	—	—	(294,639)	—	9,461	—	(285,178)
Mid-Cap Fund	12,531	15,192	—	—	26,654	—	54,377
Select Growth Fund	—	—	(1,133,130)	—	9,793	—	(1,123,337)
Small Cap Fund	—	—	(5,236)	—	5,055	11	(170)
Strategic Small Company Fund	1,411	460	—	—	4,591	5	6,467
TS&W Small Cap Value Fund	441	2,203	—	—	21,941	(1)	24,584
Cash Reserves Fund	1	—	(9)	—	—	(1)	(9)
Dwight Intermediate Fixed Income Fund	5	—	(5)	—	(7)	(5)	(12)
Dwight Short Term Fixed Income Fund	—	—	(3,688)	(59)	(689)	(1)	(4,437)

* Information reflects fund activity based on the Fund's December 31, 2006 tax reporting year.

Amounts designated as "—" are either $0 or have been rounded to $0.

Post-October losses represent losses realized on investment transactions from November 1, 2006 through March 31, 2007 that, in accordance with federal income tax regulations the Funds may elect to defer and treat as having arisen in the following fiscal year. For federal income tax purposes, capital loss carryforwards may be carried forward and applied against future capital gains for a period of up to eight years.

As of March 31, 2007, the following Funds had capital loss carryforwards available to offset future realized capital gains through the indicated expiration dates (000):

Fund	2008	2009	2010	2011	2012	2013	2014	2015	Total
					Expiring March 31,				
Analytic U.S. Long/Short Fund	$—	$ —	$ —	$ 10,565	$ —	$—	$ —	$ —	$ 10,565
Columbus Circle Technology and Communications Fund	—	15,385	1,954,050	425,950	—	—	—	—	2,395,385
Emerging Growth Fund	—	—	123,471	120,746	—	—	—	—	244,217
Growth Fund	—	—	899,664	312,740	—	—	—	—	1,212,404
Large Cap Fund	—	—	—	83,739	—	—	—	—	83,739
Large Cap Growth Fund	—	—	59,987	73,296	—	—	—	—	133,283
Large Cap Growth Concentrated Fund	—	—	—	189,242	105,397	—	—	—	294,639
Select Growth Fund	—	129,249	877,966	125,915	—	—	—	—	1,133,130
Small Cap Fund	—	—	—	5,236	—	—	—	—	5,236
Cash Reserves Fund	4	—	5	—	—	—	—	—	9
Dwight Intermediate Fixed Income Fund	—	—	—	—	—	—	—	5	5
Dwight Short Term Fixed Income Fund	—	—	—	—	—	—	2,000	1,688	3,688

Amounts designated as "—" are either $0 or have been rounded to $0.

During the year ended March 31, 2007, the following Funds utilized capital loss carryforwards to offset realized capital gains (000):

Fund	
Analytic U.S. Long/Short Fund	$ 4,257
Columbus Circle Technology and Communications Fund	14,548
Emerging Growth Fund	7,231
Focused Fund	1,507
Growth Fund	14,835
Large Cap Fund	16,786
Large Cap Growth Fund	8,161
Large Cap Growth Concentrated Fund	5,630
Select Growth Fund	6,593
Small Cap Fund	3,881

The federal tax cost, aggregate gross unrealized appreciation and depreciation of investments, excluding securities sold short and written options contracts, held by each Fund excluding the Cash Reserves Fund, at March 31, 2007 were as follows:

Fund	Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation/ (Depreciation) (000)
Analytic U.S. Long/Short Fund	$154,926	$ 9,107	$ (4,436)	$ 4,671
Barrow Hanley Value Fund	102,768	28,564	(539)	28,025
Columbus Circle Technology and Communications Fund	125,103	36,757	(2,194)	34,563
Emerging Growth Fund	138,543	24,026	(3,798)	20,228
Focused Fund	26,981	2,680	(434)	2,246
Growth Fund	441,788	102,524	(10,183)	92,341
Heitman REIT Fund	133,632	65,456	(1,035)	64,421
Large Cap Fund	93,571	9,845	(1,797)	8,048
Large Cap Growth Fund	78,654	10,005	(1,763)	8,242
Large Cap Growth Concentrated Fund	102,949	11,686	(2,225)	9,461
Mid-Cap Fund	228,628	35,241	(8,587)	26,654
Select Growth Fund	108,857	12,357	(2,564)	9,793
Small Cap Fund	38,922	6,590	(1,535)	5,055
Strategic Small Company Fund	33,437	5,846	(1,255)	4,591
TS&W Small Cap Value Fund	47,589	22,919	(978)	21,941
Dwight Intermediate Fixed Income Fund	10,657	38	(45)	(7)
Dwight Short Term Fixed Income Fund	211,089	358	(1,047)	(689)

7. Concentrations/Risks

The Cash Reserves Fund invests in a portfolio of money market instruments maturing in 397 days or less whose ratings are within one of the two highest ratings categories assigned by a nationally recognized statistical rating agency, or, if not rated, are believed to be of comparable quality. The ability of the issuers of the securities held by the Fund to meet their obligations may be affected by economic developments in a specific industry, state or region.

Certain funds invest a high percentage of their assets in specific sectors of the market, including technology. As a result, the economic and regulatory developments in a particular sector of the market, positive or negative, have a greater impact on the Fund's net asset value and will cause its shares to fluctuate more than if the Fund did not concentrate its investments in a particular sector. In addition, the Heitman REIT Fund and Columbus Circle Technology and Communications Fund are concentrated which means they may invest 25% or more of their net assets in specific industries.

There are risks associated with selling short, including the risk that the Analytic U.S. Long/Short Fund may have to cover its short positions at a higher price than the short price, resulting in a loss. The Fund's loss on a short sale is potentially unlimited as a loss occurs when the value of a security sold short increases.

In the normal course of business, the Funds may enter into various agreements that provide for general indemnifications. Each Fund's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against each Fund. However, based on experience, the Funds expect the risk of loss to be remote.

8. Interfund Lending

Pursuant to resolutions adopted by the Boards of each of Old Mutual Advisor Funds II, Old Mutual Insurance Series Fund and Old Mutual Advisor Funds (together, the "Trusts"), on behalf of each series portfolio of the Trusts (for the purposes of this Note 8, the "Funds"), each of the Funds may lend an amount up to its prospectus-defined limitations to other Funds. All such lending shall be conducted pursuant to the exemptive order granted by the SEC on August 12, 2003 to the Trusts.

The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the Funds from investments in overnight repurchase agreements) and the bank loan rate (federal funds rate plus 50 basis points). None of the Funds may borrow more than 10% of their assets.

The Funds had no outstanding borrowings or loans related to interfund lending at any time during the year ended March 31, 2007.

Notes to Financial Statements — concluded

9. Litigation

In June 2004, sub-advisor Liberty Ridge [formerly known as Pilgrim Baxter & Associates, Ltd. ("PBA")], reached settlement agreements with respect to the market timing and selective disclosure actions filed by the SEC and New York Attorney General ("NYAG"). Under the NYAG settlement, if certain terms and undertakings in that settlement as described in the Trust's Statement of Additional Information are not met, the NYAG settlement stipulates that Liberty Ridge shall promptly terminate its management of the Funds. In this event, the Board would be required to seek new investment management of the Funds sub-advised by Liberty Ridge or consider other alternatives.

As part of the In Re Mutual Funds Investment Litigation pending in the U.S. District Court for the District of Maryland (the "MDL Court"), PBHG Funds (now known as Old Mutual Advisor Funds II), Liberty Ridge, its affiliates, and/or certain related and unrelated parties have been named as defendants in a Class Action Suit ("Class Action Suit") and a separate Derivative Suit ("Derivative Suit") (together the "Civil Litigation"). The Civil Litigation consolidates and coordinates for pre-trial matters a number of individual class action suits and derivative suits based on similar claims, which previously had been filed against the PBHG Funds, Liberty Ridge and/or certain related parties in other jurisdictions, and had been transferred to the MDL Court. Information on the previously filed suits is contained in the Trust's Statement of Additional Information. Consolidated complaints in the Class Action and Derivative Suits were filed in the Civil Litigation on September 29, 2004 (MDL 1586).

The Civil Litigation and the previously filed suits are primarily based upon allegations that the defendants engaged in, or facilitated market timing of the PBHG Funds, and also made selective disclosure of confidential portfolio information to certain defendants and other parties. The Civil Litigation alleges a variety of theories for recovery, including but not limited to: (i) violations of various provisions of the federal securities laws; (ii) breaches of fiduciary duty; and (iii) false or misleading prospectus disclosure. The Civil Litigation requests compensatory and punitive damages. In addition, the Derivative Suit requests the removal of each of the Trustees, the removal of Liberty Ridge as investment advisor, the removal of PBHG Fund Distributors (now known as Old Mutual Investment Partners) as distributor, rescission of the management and other contracts between PBHG Funds and the defendants, and rescission of the PBHG Funds' 12b-1 Plan.

On August 30, 2005, the State of West Virginia Securities Division (the "WV Securities Division") entered a cease and desist order (the "Order" and, together with the Civil Litigation, the "Litigation") against Pilgrim Baxter & Associates, Ltd. The Trust was not named in the Order. In the Order, the WV Securities Division alleged that Liberty Ridge permitted short-term trading in excess of the Trust's disclosed limitation of four exchanges per year and also provided confidential portfolio information to customers of a broker-dealer who used the information to market time the Trust. The WV Securities Division further alleges in the Order that the foregoing violated the West Virginia Securities Act (W. Va. Code §§ 32-1-101, et seq.) and is seeking that Liberty Ridge cease and desist from further violation of the West Virginia Securities Act; pay restitution; disgorge fees; pay administrative and investigatory costs and expenses, including counsel fees; pay an administrative assessment; and other relief. It is possible that similar actions based on the same facts and circumstances may be filed in the future by other state agencies. Such other actions will be described in the Statement of Additional Information.

At this stage of the Litigation it is too early to assess the likely outcome of the Litigation, or success of any defenses each of the defendants may have to the claims. Any potential resolution of the Litigation may include, but not be limited to, judgments or settlements for damages against Liberty Ridge or any other named defendant. While it is currently too early to predict the result of the Litigation, Old Mutual Capital does not believe that the outcome of the Litigation will materially affect its ability to carry out its duty as investment advisor to the Funds. However, neither Liberty Ridge nor Old Mutual Capital are currently able to gauge the level of shareholder redemptions that may result from the news of the resolution of these pending lawsuits. Redemptions may require the Funds to sell investments to provide for sufficient liquidity, which could adversely impact the investment performance of the Funds.

10. Expenses Borne by Advisor

Legal, printing and/or compliance audit expenses relating to the SEC and NYAG examinations and the Civil Litigation described above in Note 9 were incurred and the Advisor and/or Liberty Ridge has paid these expenses on behalf of the Trust. Had the Advisor and/or Liberty Ridge not paid these expenses, the expenses for the Funds would have been higher than what is reflected in the financial highlights for the years ended March 31, 2007, 2006, 2005 and 2004.

11. New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB interpretation 48 ("FIN 48"), *"Accounting for Uncertainty in Income Taxes"*. This standard defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. FIN 48 is effective as of the beginning of the first fiscal year beginning after December 15, 2006. The Funds will not be required to adopt FIN 48 until after September 30, 2007. At adoption, companies must adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. As of March 31, 2007, the Funds have not evaluated the impact that will result from adopting FIN 48.

In September 2006, the Financial Accounting Standards Board (FASB) issued *Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements."* This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of March 31, 2007, the Funds do not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements reported on the statement of changes in net assets for a fiscal period.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders of Old Mutual Advisor Funds II:

In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Old Mutual Analytic U.S. Long/Short Fund, Old Mutual Barrow Hanley Value Fund, Old Mutual Columbus Circle Technology and Communications Fund, Old Mutual Emerging Growth Fund, Old Mutual Focused Fund, Old Mutual Growth Fund, Old Mutual Heitman REIT Fund, Old Mutual Large Cap Fund, Old Mutual Large Cap Growth Fund, Old Mutual Large Cap Growth Concentrated Fund, Old Mutual Mid-Cap Fund, Old Mutual Select Growth Fund, Old Mutual Small Cap Fund, Old Mutual Strategic Small Company Fund, Old Mutual TS&W Small Cap Value Fund, Old Mutual Cash Reserves Fund, Old Mutual Dwight Intermediate Fixed Income Fund and Old Mutual Dwight Short Term Fixed Income Fund (constituting Old Mutual Advisor Funds II, hereafter referred to as the "Trust") at March 31, 2007, the results of each of their operations for the year then ended, the changes in each of their net assets for each of the two years in the period then ended and the financial highlights for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trust's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at March 31, 2007 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 21, 2007

NOTICE TO SHAREHOLDERS (Unaudited)

For shareholders that do not have a March 31, 2007 tax year end, this notice is for informational purposes only. For shareholders with a March 31, 2007 tax year end, please consult your tax advisor as to the pertinance of this notice. For the fiscal year ended March 31, 2007, each portfolio is designating the following items with regard to distributions paid during the year.

Fund	Long Term Capital Gain Distribution	Short Term Distribution	Ordinary Income Distribution	Net Investment Income Distribution	Return of Capital Distribution	Tax-Exempt Interest	Total Distributions	Qualifying For Corporate Dividends Receivable Deduction(1)	Qualifying Dividend Income(2)	U.S. Government Interest(3)	Qualified Interest Income(4)	Qualified Short Term Capital Gain(5)
Analytic U.S. Long/Short Fund	0.00%	0.00%	100.00%	0.00%	0.00%	0.00%	100.00%	100.00%	100.00%	15.92%	60.78%	0.00%
Barrow Hanley Value Fund	97.95%	0.00%	2.05%	0.00%	0.00%	0.00%	100.00%	78.21%	84.32%	0.00%	0.76%	0.00%
Columbus Circle Technology and Communications Fund	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Emerging Growth Fund	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Focused Fund	0.00%	0.00%	100.00%	0.00%	0.00%	0.00%	100.00%	100.00%	100.00%	0.00%	16.66%	0.00%
Growth Fund	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Heitman REIT Fund (6)	72.02%	18.61%	9.37%	0.00%	0.00%	0.00%	100.00%	0.00%	0.00%	0.00%	6.00%	100.00%
Large Cap Fund	0.00%	0.00%	100.00%	0.00%	0.00%	0.00%	100.00%	100.00%	100.00%	0.00%	9.87%	0.00%
Large Cap Growth Fund	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Large Cap Growth Concentrated Fund	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Mid-Cap Fund	79.63%	20.37%	0.00%	0.00%	0.00%	0.00%	100.00%	23.81%	24.88%	0.00%	0.00%	84.77%
Select Growth Fund	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Small Cap Fund	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Strategic Small Company Fund	100.00%	0.00%	0.00%	0.00%	0.00%	0.00%	100.00%	0.00%	0.00%	0.00%	0.00%	0.00%
TS&W Small Cap Value Fund	99.56%	0.44%	0.00%	0.00%	0.00%	0.00%	100.00%	50.13%	50.41%	0.00%	0.00%	100.00%
Cash Reserves Fund	0.00%	0.00%	100.00%	0.00%	0.00%	0.00%	100.00%	0.00%	0.00%	0.00%	92.98%	0.00%
Dwight Intermediate Fixed Income Fund	0.00%	0.00%	100.00%	0.00%	0.00%	0.00%	100.00%	0.00%	0.00%	6.41%	99.79%	0.00%
Dwight Short Term Fixed Income Fund	0.00%	0.00%	100.00%	0.00%	0.00%	0.00%	100.00%	0.00%	0.00%	6.44%	99.97%	0.00%

(1) Qualifying dividends represent dividends which qualify for the corporate dividends received deduction and is reflected as a percentage of ordinary income distributions (the total of short-term capital gain and net investment income distributions).

(2) The percentage in this column represents the amount of "Qualifying Dividend Income" as created by the Jobs and Growth Tax Relief Reconciliation Act of 2003 and is reflected as a percentage of ordinary income distributions (the total of short-term capital gain and net investment income distributions). It is the intention of each of the Funds in the table to designate the maximum amount permitted by law.

(3) "U.S. Government Interest" represents the amount of interest that was derived from direct U.S. Government obligations and distributed during the fiscal year. This amount is reflected as a percentage of total ordinary income distributions (the total of short-term capital gain and net investment income distributions). Generally, interest from direct U.S. Government obligations is exempt from state income tax. However, for residents of California, Connecticut and New York, the statutory threshhold requirements were not satisfied to permit exemption of these amounts from state income.

(4) The percentage in this column represents the amount of "Qualifying Interest Income" as created by the American Jobs Creation Act of 2004 and is reflected as a percentage of net investment income distributions that is exempt from U.S withholding tax when paid to foreign investors.

(5) The percentage in this column represents the amount of "Qualifying Short-Term Capital Gain" as created by the American Jobs Creation Act of 2004 and is reflected as a percentage of short-term capital gain distributions that is exempt from U.S withholding tax when paid to foreign investors.

(6) All the Heitman REIT Fund disitribution information in the chart above is based on financial activity during the Fund's 2006 calendar tax year.

Proxy Voting and Portfolio Holdings (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 888-772-2888 toll-free; (ii) on the Trust's website at oldmutualfunds.com; and (iii) on the SEC's website at http://www.sec.gov.

Information regarding how the Funds voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006 is available (i) without charge, upon request, by calling 888-772-2888 toll free; (ii) on the Trust's website at oldmutualfunds.com; and (iii) on the SEC's website at http://www.sec.gov.

Old Mutual Advisor Funds II Form N-Q Information

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

FUND EXPENSES EXAMPLE (Unaudited)

Six Month Hypothetical Expense Example — March 31, 2007 (Unaudited)

Example. As a shareholder of a Fund you may pay two types of fees: transaction fees and fund-related fees. The Funds may charge transaction fees, including sales charges (loads) on purchase payments; redemption fees; and exchange fees. The Funds also incur various ongoing expenses, including management fees, distribution and/or service fees, and other fund expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Funds and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2007.

Actual Expenses. The first line for each share class in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, 12b-1 fees, administration, custody and transfer agent fees. However, the Example does not include client specific fees, such as the $10.00 fee charged to IRA accounts, or the $10.00 fee charged for wire redemptions. The Example also does not include portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for each Fund under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line for each share class in the table provides information about hypothetical account values and hypothetical expenses based on each Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in each Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholders reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees, or exchange fees. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value 10/1/06	Ending Account Value 3/31/07	Annualized Expense Ratios For the Six Month Period	Expenses Paid During Six Month Period*		Beginning Account Value 10/1/06	Ending Account Value 3/31/07	Annualized Expense Ratios For the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Analytic U.S. Long/Short Fund — Class Z					Old Mutual Barrow Hanley Value Fund — Class Z				
Actual Fund Return	$1,000.00	$1,162.80	1.17%	$6.31	Actual Fund Return	$1,000.00	$1,083.60	1.10%	$5.71
Hypothetical 5% Return	1,000.00	1,019.10	1.17	5.89	Hypothetical 5% Return	1,000.00	1,019.45	1.10	5.54
Old Mutual Analytic U.S. Long/Short Fund — Advisor Class					Old Mutual Barrow Hanley Value Fund — Advisor Class				
Actual Fund Return	1,000.00	1,049.60	1.38	3.87**	Actual Fund Return	1,000.00	1,083.00	1.35	7.01
Hypothetical 5% Return	1,000.00	1,018.05	1.38	6.94	Hypothetical 5% Return	1,000.00	1,018.20	1.35	6.79
Old Mutual Analytic U.S. Long/Short Fund — Class A					Old Mutual Barrow Hanley Value Fund — Class A				
Actual Fund Return	1,000.00	1,160.70	1.41	7.60	Actual Fund Return	1,000.00	1,082.30	1.35	7.01
Hypothetical 5% Return	1,000.00	1,017.90	1.41	7.09	Hypothetical 5% Return	1,000.00	1,018.20	1.35	6.79
Old Mutual Analytic U.S. Long/Short Fund — Class C					Old Mutual Barrow Hanley Value Fund — Class C				
Actual Fund Return	1,000.00	1,157.30	2.18	11.73	Actual Fund Return	1,000.00	1,076.40	2.10	10.87
Hypothetical 5% Return	1,000.00	1,014.06	2.18	10.95	Hypothetical 5% Return	1,000.00	1,014.46	2.10	10.55
Old Mutual Analytic U.S. Long/Short Fund — Class R					Old Mutual Barrow Hanley Value Fund — Class R				
Actual Fund Return	1,000.00	1,048.90	1.71	4.80**	Actual Fund Return	1,000.00	1,013.80	1.66	4.58**
Hypothetical 5% Return	1,000.00	1,016.40	1.71	8.60	Hypothetical 5% Return	1,000.00	1,016.65	1.66	8.35
Old Mutual Analytic U.S. Long/Short Fund — Institutional Class					Old Mutual Barrow Hanley Value Fund — Institutional Class				
Actual Fund Return	1,000.00	1,051.10	1.01	2.84**	Actual Fund Return	1,000.00	1,016.10	0.93	2.57**
Hypothetical 5% Return	1,000.00	1,019.90	1.01	5.09	Hypothetical 5% Return	1,000.00	1,020.29	0.93	4.68

	Beginning Account Value 10/1/06	Ending Account Value 3/31/07	Annualized Expense Ratios For the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Columbus Circle Technology and Communications Fund — Class Z				
Actual Fund Return	$1,000.00	$1,074.40	1.45%	$ 7.50
Hypothetical 5% Return	1,000.00	1,017.70	1.45	7.29
Old Mutual Columbus Circle Technology and Communications Fund — Advisor Class				
Actual Fund Return	1,000.00	1,069.40	2.22	11.45
Hypothetical 5% Return	1,000.00	1,013.86	2.22	11.15
Old Mutual Columbus Circle Technology and Communications Fund — Class A				
Actual Fund Return	1,000.00	1,072.50	1.70	8.78
Hypothetical 5% Return	1,000.00	1,016.45	1.70	8.55
Old Mutual Columbus Circle Technology and Communications Fund — Class C				
Actual Fund Return	1,000.00	1,068.20	2.45	12.63
Hypothetical 5% Return	1,000.00	1,012.72	2.45	12.29
Old Mutual Columbus Circle Technology and Communications Fund — Class R				
Actual Fund Return	1,000.00	1,006.90	2.00	5.50**
Hypothetical 5% Return	1,000.00	1,014.96	2.00	10.05
Old Mutual Columbus Circle Technology and Communications Fund — Institutional Class				
Actual Fund Return	1,000.00	1,009.20	1.22	3.36**
Hypothetical 5% Return	1,000.00	1,018.85	1.22	6.14
Old Mutual Emerging Growth Fund — Class Z				
Actual Fund Return	1,000.00	1,131.90	1.30	6.91
Hypothetical 5% Return	1,000.00	1,018.45	1.30	6.54
Old Mutual Emerging Growth Fund — Advisor Class				
Actual Fund Return	1,000.00	1,037.50	1.55	4.33**
Hypothetical 5% Return	1,000.00	1,017.20	1.55	7.80
Old Mutual Emerging Growth Fund — Class A				
Actual Fund Return	1,000.00	1,130.20	1.55	8.23
Hypothetical 5% Return	1,000.00	1,017.20	1.55	7.80
Old Mutual Emerging Growth Fund — Class C				
Actual Fund Return	1,000.00	1,126.50	2.30	12.19
Hypothetical 5% Return	1,000.00	1,013.46	2.30	11.55
Old Mutual Emerging Growth Fund — Class R				
Actual Fund Return	1,000.00	1,036.80	1.85	5.16**
Hypothetical 5% Return	1,000.00	1,015.71	1.85	9.30
Old Mutual Emerging Growth Fund — Institutional Class				
Actual Fund Return	1,000.00	1,038.80	1.07	2.99**
Hypothetical 5% Return	1,000.00	1,019.60	1.07	5.39
Old Mutual Focused Fund — Class Z				
Actual Fund Return	1,000.00	1,059.20	1.15	5.90
Hypothetical 5% Return	1,000.00	1,019.20	1.15	5.79
Old Mutual Focused Fund — Advisor Class				
Actual Fund Return	1,000.00	968.70	1.41	3.80**
Hypothetical 5% Return	1,000.00	1,017.90	1.41	7.09
Old Mutual Focused Fund — Class A				
Actual Fund Return	1,000.00	1,057.70	1.41	7.23
Hypothetical 5% Return	1,000.00	1,017.90	1.41	7.09

	Beginning Account Value 10/1/06	Ending Account Value 3/31/07	Annualized Expense Ratios For the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Focused Fund — Class C				
Actual Fund Return	$1,000.00	$1,053.90	2.15%	$11.01
Hypothetical 5% Return	1,000.00	1,014.21	2.15	10.80
Old Mutual Focused Fund — Class R				
Actual Fund Return	1,000.00	967.80	1.71	4.61**
Hypothetical 5% Return	1,000.00	1,016.40	1.71	8.60
Old Mutual Focused Fund — Institutional Class				
Actual Fund Return	1,000.00	970.30	0.83	2.24**
Hypothetical 5% Return	1,000.00	1,020.79	0.83	4.18
Old Mutual Growth Fund — Class Z				
Actual Fund Return	1,000.00	1,109.00	1.10	5.78
Hypothetical 5% Return	1,000.00	1,019.45	1.10	5.54
Old Mutual Growth Fund — Advisor Class				
Actual Fund Return	1,000.00	1,107.20	1.35	7.09
Hypothetical 5% Return	1,000.00	1,018.20	1.35	6.79
Old Mutual Growth Fund — Class A				
Actual Fund Return	1,000.00	1,107.50	1.35	7.09
Hypothetical 5% Return	1,000.00	1,018.20	1.35	6.79
Old Mutual Growth Fund — Class C				
Actual Fund Return	1,000.00	1,103.30	2.10	11.01
Hypothetical 5% Return	1,000.00	1,014.46	2.10	10.55
Old Mutual Growth Fund — Class R				
Actual Fund Return	1,000.00	1,035.60	1.65	4.60**
Hypothetical 5% Return	1,000.00	1,016.70	1.65	8.30
Old Mutual Growth Fund — Institutional Class				
Actual Fund Return	1,000.00	1,037.30	0.97	2.71**
Hypothetical 5% Return	1,000.00	1,020.09	0.97	4.89
Old Mutual Heitman REIT Fund — Class Z				
Actual Fund Return	1,000.00	1,113.60	1.25	6.59
Hypothetical 5% Return	1,000.00	1,018.70	1.25	6.29
Old Mutual Heitman REIT Fund — Advisor Class				
Actual Fund Return	1,000.00	1,113.00	1.50	7.90
Hypothetical 5% Return	1,000.00	1,017.45	1.50	7.54
Old Mutual Heitman REIT Fund — Class A				
Actual Fund Return	1,000.00	1,112.10	1.50	7.90
Hypothetical 5% Return	1,000.00	1,017.45	1.50	7.54
Old Mutual Heitman REIT Fund — Class C				
Actual Fund Return	1,000.00	1,108.70	2.25	11.83
Hypothetical 5% Return	1,000.00	1,013.71	2.25	11.30
Old Mutual Heitman REIT Fund — Class R				
Actual Fund Return	1,000.00	1,031.50	1.78	4.95**
Hypothetical 5% Return	1,000.00	1,016.06	1.78	8.95
Old Mutual Heitman REIT Fund — Institutional Class				
Actual Fund Return	1,000.00	1,033.70	0.96	2.67**
Hypothetical 5% Return	1,000.00	1,020.14	0.96	4.84

	Beginning Account Value 10/1/06	Ending Account Value 3/31/07	Annualized Expense Ratios For the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Large Cap Fund — Class Z				
Actual Fund Return	$1,000.00	$1,058.70	1.15%	$ 5.90
Hypothetical 5% Return	1,000.00	1,019.20	1.15	5.79
Old Mutual Large Cap Fund — Advisor Class				
Actual Fund Return	1,000.00	1,057.30	1.40	7.18
Hypothetical 5% Return	1,000.00	1,017.95	1.40	7.04
Old Mutual Large Cap Fund — Class A				
Actual Fund Return	1,000.00	1,057.90	1.41	7.23
Hypothetical 5% Return	1,000.00	1,017.90	1.41	7.09
Old Mutual Large Cap Fund — Class C				
Actual Fund Return	1,000.00	1,053.60	2.15	11.01
Hypothetical 5% Return	1,000.00	1,014.21	2.15	10.80
Old Mutual Large Cap Fund — Class R				
Actual Fund Return	1,000.00	978.30	1.71	4.63**
Hypothetical 5% Return	1,000.00	1,016.40	1.71	8.60
Old Mutual Large Cap Fund — Institutional Class				
Actual Fund Return	1,000.00	980.90	0.87	2.36**
Hypothetical 5% Return	1,000.00	1,020.59	0.87	4.38
Old Mutual Large Cap Growth Fund — Class Z				
Actual Fund Return	1,000.00	1,066.10	1.25	6.44
Hypothetical 5% Return	1,000.00	1,018.70	1.25	6.29
Old Mutual Large Cap Growth Fund — Advisor Class				
Actual Fund Return	1,000.00	1,064.80	1.50	7.72
Hypothetical 5% Return	1,000.00	1,017.45	1.50	7.54
Old Mutual Large Cap Growth Fund — Class A				
Actual Fund Return	1,000.00	1,064.80	1.50	7.72
Hypothetical 5% Return	1,000.00	1,017.45	1.50	7.54
Old Mutual Large Cap Growth Fund — Class C				
Actual Fund Return	1,000.00	1,060.70	2.25	11.56
Hypothetical 5% Return	1,000.00	1,013.71	2.25	11.30
Old Mutual Large Cap Growth Fund — Class R				
Actual Fund Return	1,000.00	999.10	1.80	4.93**
Hypothetical 5% Return	1,000.00	1,015.96	1.80	9.05
Old Mutual Large Cap Growth Fund — Institutional Class				
Actual Fund Return	1,000.00	1,001.30	0.97	2.66**
Hypothetical 5% Return	1,000.00	1,020.09	0.97	4.89
Old Mutual Large Cap Growth Concentrated Fund — Class Z				
Actual Fund Return	1,000.00	1,070.30	1.25	6.45
Hypothetical 5% Return	1,000.00	1,018.70	1.25	6.29
Old Mutual Large Cap Growth Concentrated Fund — Advisor Class				
Actual Fund Return	1,000.00	1,068.90	1.50	7.74
Hypothetical 5% Return	1,000.00	1,017.45	1.50	7.54
Old Mutual Large Cap Growth Concentrated Fund — Class A				
Actual Fund Return	1,000.00	1,068.40	1.51	7.79
Hypothetical 5% Return	1,000.00	1,017.40	1.51	7.59

	Beginning Account Value 10/1/06	Ending Account Value 3/31/07	Annualized Expense Ratios For the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Large Cap Growth Concentrated Fund — Class C				
Actual Fund Return	$1,000.00	$1,065.20	2.25%	$11.58
Hypothetical 5% Return	1,000.00	1,013.71	2.25	11.30
Old Mutual Large Cap Growth Concentrated Fund — Class R				
Actual Fund Return	1,000.00	995.60	1.80	4.92**
Hypothetical 5% Return	1,000.00	1,015.96	1.80	9.05
Old Mutual Large Cap Growth Concentrated Fund — Institutional Class				
Actual Fund Return	1,000.00	997.80	0.97	2.65**
Hypothetical 5% Return	1,000.00	1,020.09	0.97	4.89
Old Mutual Mid-Cap Fund — Class Z				
Actual Fund Return	1,000.00	1,101.10	1.20	6.29
Hypothetical 5% Return	1,000.00	1,018.95	1.20	6.04
Old Mutual Mid-Cap Fund — Advisor Class				
Actual Fund Return	1,000.00	1,100.20	1.45	7.59
Hypothetical 5% Return	1,000.00	1,017.70	1.45	7.29
Old Mutual Mid-Cap Fund — Class A				
Actual Fund Return	1,000.00	1,099.40	1.45	7.59
Hypothetical 5% Return	1,000.00	1,017.70	1.45	7.29
Old Mutual Mid-Cap Fund — Class C				
Actual Fund Return	1,000.00	1,095.80	2.20	11.50
Hypothetical 5% Return	1,000.00	1,013.96	2.20	11.05
Old Mutual Mid-Cap Fund — Class R				
Actual Fund Return	1,000.00	1,017.40	1.74	4.81**
Hypothetical 5% Return	1,000.00	1,016.26	1.74	8.75
Old Mutual Mid-Cap Fund — Institutional Class				
Actual Fund Return	1,000.00	1,019.30	1.03	2.85**
Hypothetical 5% Return	1,000.00	1,019.80	1.03	5.19
Old Mutual Select Growth Fund — Class Z				
Actual Fund Return	1,000.00	1,078.00	1.25	6.48
Hypothetical 5% Return	1,000.00	1,018.70	1.25	6.29
Old Mutual Select Growth Fund — Advisor Class				
Actual Fund Return	1,000.00	1,001.60	1.50	4.11**
Hypothetical 5% Return	1,000.00	1,017.45	1.50	7.54
Old Mutual Select Growth Fund — Class A				
Actual Fund Return	1,000.00	1,076.50	1.50	7.77
Hypothetical 5% Return	1,000.00	1,017.45	1.50	7.54
Old Mutual Select Growth Fund — Class C				
Actual Fund Return	1,000.00	1,073.00	2.25	11.63
Hypothetical 5% Return	1,000.00	1,013.71	2.25	11.30
Old Mutual Select Growth Fund — Class R				
Actual Fund Return	1,000.00	1,001.20	1.80	4.93**
Hypothetical 5% Return	1,000.00	1,015.96	1.80	9.05
Old Mutual Select Growth Fund — Institutional Class				
Actual Fund Return	1,000.00	1,003.10	0.97	2.66**
Hypothetical 5% Return	1,000.00	1,020.09	0.97	4.89

Fund Expenses Example (Unaudited) — concluded

	Beginning Account Value 10/1/06	Ending Account Value 3/31/07	Annualized Expense Ratios For the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Small Cap Fund — Class Z				
Actual Fund Return	$1,000.00	$1,144.40	1.25%	$ 6.68
Hypothetical 5% Return	1,000.00	1,018.70	1.25	6.29
Old Mutual Small Cap Fund — Advisor Class				
Actual Fund Return	1,000.00	1,143.50	1.50	8.02
Hypothetical 5% Return	1,000.00	1,017.45	1.50	7.54
Old Mutual Small Cap Fund — Class A				
Actual Fund Return	1,000.00	1,143.40	1.50	8.02
Hypothetical 5% Return	1,000.00	1,017.45	1.50	7.54
Old Mutual Small Cap Fund — Class C				
Actual Fund Return	1,000.00	1,138.60	2.25	12.00
Hypothetical 5% Return	1,000.00	1,013.71	2.25	11.30
Old Mutual Small Cap Fund — Class R				
Actual Fund Return	1,000.00	1,044.60	1.80	5.04**
Hypothetical 5% Return	1,000.00	1,015.96	1.80	9.05
Old Mutual Small Cap Fund — Institutional Class				
Actual Fund Return	1,000.00	1,046.90	1.12	3.14**
Hypothetical 5% Return	1,000.00	1,019.35	1.12	5.64
Old Mutual Strategic Small Company Fund — Class Z				
Actual Fund Return	1,000.00	1,136.90	1.35	7.19
Hypothetical 5% Return	1,000.00	1,018.20	1.35	6.79
Old Mutual Strategic Small Company Fund — Advisor Class				
Actual Fund Return	1,000.00	1,135.20	1.60	8.52
Hypothetical 5% Return	1,000.00	1,016.95	1.60	8.05
Old Mutual Strategic Small Company Fund — Class A				
Actual Fund Return	1,000.00	1,135.90	1.60	8.52
Hypothetical 5% Return	1,000.00	1,016.95	1.60	8.05
Old Mutual Strategic Small Company Fund — Class C				
Actual Fund Return	1,000.00	1,131.60	2.35	12.49
Hypothetical 5% Return	1,000.00	1,013.21	2.35	11.80
Old Mutual Strategic Small Company Fund — Class R				
Actual Fund Return	1,000.00	1,040.20	1.90	5.31**
Hypothetical 5% Return	1,000.00	1,015.46	1.90	9.55
Old Mutual Strategic Small Company Fund — Institutional Class				
Actual Fund Return	1,000.00	1,042.50	1.12	3.13**
Hypothetical 5% Return	1,000.00	1,019.35	1.12	5.64
Old Mutual TS&W Small Cap Value Fund — Class Z				
Actual Fund Return	1,000.00	1,124.00	1.30	6.88
Hypothetical 5% Return	1,000.00	1,018.45	1.30	6.54
Old Mutual TS&W Small Cap Value Fund — Class A				
Actual Fund Return	1,000.00	1,122.40	1.55	8.20
Hypothetical 5% Return	1,000.00	1,017.20	1.55	7.80

	Beginning Account Value 10/1/06	Ending Account Value 3/31/07	Annualized Expense Ratios For the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual TS&W Small Cap Value Fund — Class C				
Actual Fund Return	$1,000.00	$1,118.00	2.30%	$12.15
Hypothetical 5% Return	1,000.00	1,013.46	2.30	11.55
Old Mutual Cash Reserves Fund — Class Z				
Actual Fund Return	1,000.00	1,023.10	0.73	3.68
Hypothetical 5% Return	1,000.00	1,021.29	0.73	3.68
Old Mutual Dwight Intermediate Fixed Income Fund — Class Z				
Actual Fund Return	1,000.00	1,026.30	0.85	4.29
Hypothetical 5% Return	1,000.00	1,020.69	0.85	4.28
Old Mutual Dwight Intermediate Fixed Income Fund — Advisor Class				
Actual Fund Return	1,000.00	1,011.00	1.08	2.98**
Hypothetical 5% Return	1,000.00	1,019.55	1.08	5.44
Old Mutual Dwight Intermediate Fixed Income Fund — Class A				
Actual Fund Return	1,000.00	1,025.30	1.10	5.55
Hypothetical 5% Return	1,000.00	1,019.45	1.10	5.54
Old Mutual Dwight Intermediate Fixed Income Fund — Class C				
Actual Fund Return	1,000.00	1,021.30	1.85	9.32
Hypothetical 5% Return	1,000.00	1,015.71	1.85	9.30
Old Mutual Dwight Intermediate Fixed Income Fund — Class R				
Actual Fund Return	1,000.00	1,010.60	1.36	3.75**
Hypothetical 5% Return	1,000.00	1,018.15	1.36	6.84
Old Mutual Dwight Intermediate Fixed Income Fund — Institutional Class				
Actual Fund Return	1,000.00	1,012.60	0.58	1.60**
Hypothetical 5% Return	1,000.00	1,022.04	0.58	2.92
Old Mutual Dwight Short Term Fixed Income Fund — Class Z				
Actual Fund Return	1,000.00	1,024.30	0.70	3.53
Hypothetical 5% Return	1,000.00	1,021.44	0.70	3.53
Old Mutual Dwight Short Term Fixed Income Fund — Advisor Class				
Actual Fund Return	1,000.00	1,024.00	0.95	4.79
Hypothetical 5% Return	1,000.00	1,020.19	0.95	4.78
Old Mutual Dwight Short Term Fixed Income Fund — Class A				
Actual Fund Return	1,000.00	1,023.00	0.95	4.79
Hypothetical 5% Return	1,000.00	1,020.19	0.95	4.78
Old Mutual Dwight Short Term Fixed Income Fund — Class C				
Actual Fund Return	1,000.00	1,020.40	1.45	7.30
Hypothetical 5% Return	1,000.00	1,017.70	1.45	7.29
Old Mutual Dwight Short Term Fixed Income Fund — Class R				
Actual Fund Return	1,000.00	1,012.30	1.22	3.36**
Hypothetical 5% Return	1,000.00	1,018.85	1.22	6.14
Old Mutual Dwight Short Term Fixed Income Fund — Institutional Class				
Actual Fund Return	1,000.00	1,013.90	0.56	1.54**
Hypothetical 5% Return	1,000.00	1,022.14	0.56	2.82

* Unless otherwise noted, expenses are equal to the Funds' annualized expense ratio multiplied by the average account value over the period, multiplied by 182/365 days (to reflect the one-half year period).

** Expenses are equal to the Funds' annualized expense ratio multiplied by the average account value over the period, multiplied by 100/365 days (to reflect the period since inception).

Board of Trustees and Officers of the Trust

As of March 31, 2007 (Unaudited)

Trustees

The management and affairs of the Trust are supervised by the Board of Trustees under the laws of the State of Delaware. The Trustees, and their principal occupations for the last five years are set forth below. Each may have held other positions with the named companies during that period. Each Trustee also serves as a Trustee for Old Mutual Insurance Series Fund, another registered investment company managed by the Advisor. Unless otherwise noted, all Trustees and Officers can be contacted c/o Old Mutual Capital, Inc., 4643 South Ulster Street, 6th Floor, Denver, Colorado 80237. The Statement of Additional Information includes additional information about the Trustees and is available, without charge, upon request, by calling 888-772-2888 toll-free.

Name and Age	Position Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in the Old Mutual Fund Family Complex Overseen by Trustee	Other Directorships Held by Trustee
Leigh A. Wilson (62)	Chairman	Since 2005	Chief Executive Officer, New Century Living, Inc. (older adult housing) since 1992. Director, Chimney Rock Winery LLC (2000 – 2004), and Chimney Rock Winery Corp (winery), (1985 – 2004).	26	Trustee, The Victory Portfolios since 1992, The Victory Institutional Funds since 2003, and The Victory Variable Insurance Funds since 1998 (investment companies – 23 total portfolios). Trustee, Old Mutual Insurance Series Fund (investment company – 8 portfolios) since 2005.
John R. Bartholdson (62)	Trustee	Since 1995	Chief Financial Officer, The Triumph Group, Inc. (manufacturing) since 1992.	42	Trustee, Old Mutual Insurance Series Fund (investment company – 8 portfolios) since 1997. Trustee, Old Mutual Advisor Funds (investment company – 16 portfolios) since 2004. Director or Trustee of ING Clarion Real Estate Income Fund and ING Clarion Real Estate Income Fund.
Jettie M. Edwards (60)	Trustee	Since 1995	Consultant, Syrus Associates (business and marketing consulting firm), (1986 – 2002). Retired.	26	Trustee, EQ Advisors Trust (investment company – 53 portfolios) since 1995. Trustee, Old Mutual Insurance Series Fund (investment company – 8 portfolios) since 1997. Trustee AXA Enterprise Funds Trust (investment company – 16 portfolios) since 2005.
Albert A. Miller (72)	Trustee	Since 1995	Senior Vice President, Cherry & Webb, CWT Specialty Stores (1995 – 2000). Advisor and Secretary, the Underwoman Shoppes, Inc. (retail clothing stores) (1980 – 2002). Retired.	26	Trustee, Old Mutual Insurance Series Fund (investment company – 8 portfolios) since 1997.
Thomas M. Turpin** (46)	Interested Trustee	Since 2007	Chief Operating Officer, Old Mutual US Holdings Inc. (2002 – present). Managing Director, Head of Defined Contribution, Putnam Investments (held various positions) (2002 – 1993).	26	Trustee, Old Mutual Insurance Series Fund (investment company – 8 portfolios) since 2007. Director, Provident Investment Counsel since 2007. Director, Ashfield Capital Partners, LLC since 2007. Director, Old Mutual Asset Managers (UK) Ltd. since 2007. Director, Analytic Investors, Inc. since 2007. Director, Copper Rock Capital Partners, LLC since 2006. Director, Old Mutual Asset Management Trust Company since 2005. Director, 2100 Capital Group LLC since 2005. Director, Rogge Global Partners plc since 2005. Director Investment Counselors of Maryland, LLC since 2005.

* Each Trustee of the Trust will serve until his or her successor is duly qualified and elected at the meeting of shareholders to be held in 2010, or until his or her earlier resignation or retirement.

** Mr. Turpin's appointment as Interested Trustee was effective January 1, 2007. Mr. Turpin is a Trustee who may be deemed to be an "interested person" of the Trust, as that term is defined in the 1940 Act, because he is an officer of an affiliate of Old Mutual Capital.

BOARD OF TRUSTEES AND OFFICERS OF THE TRUST

As of March 31, 2007 (Unaudited) — concluded

Trust Officers

The Board of Trustees elects the Officers of the Trust to actively supervise its day-to-day operations. The Officers of the Trust, all of whom are officers and employees of the Advisor, are responsible for the day-to-day administration of the Trust and the Funds. The Officers of the Trust receive no direct compensation from the Trust or the Funds for their services as Officers. Each Officer also serves as an officer in a similar capacity for Old Mutual Insurance Series Fund and Old Mutual Advisor Funds, other registered investment companies managed by the Advisor.

The Officers of the Trust, their ages, positions with the Trust, length of time served, and their principal occupations for the last five years appear below. Trust Officers are elected annually by the Board and continue to hold office until they resign or are removed, or until their successors are elected.

Officers

Name and Age*	Position Held with the Fund	Term of Office and Length of Time Served**	Principal Occupation(s) During Past 5 Years
Julian F. Sluyters (46)	President and Principal Executive Officer	Since 2006	President and Chief Operating Officer, Old Mutual Capital, Inc., since September 2006. President and Chief Executive Officer, Scudder family of funds (2004 – December 2005). Managing Director UBS Global Asset Management and President and Chief Executive Officer, UBS Fund Services (2001 – 2003).
Edward J. Veilleux (63)	Senior Vice President	Since 2005. Employed for an initial term of three years and thereafter for successive one year terms unless terminated prior to the end of the then current term.	Senior Vice President, Old Mutual Insurance Series Fund since 2005. Chief Compliance Officer, The Victory Portfolios since October 2005. President, EJV Financial Services, LLC since May 2002. Director, Deutsche Bank (and predecessor companies) and Executive Vice President and Chief Administrative Officer, Investment Company Capital Corp. (registered investment advisor and registered transfer agent) (August 1987 to May 2002).
Andra C. Ozols (45)	Vice President and Secretary	Since 2005	Executive Vice President, Secretary, and General Counsel, Old Mutual Capital, Inc. and Old Mutual Investment Partners since July 2005. Executive Vice President (2004 – May 2005), General Counsel and Secretary (2002 – May 2005 and January 1998 – October 1998), and Vice President (2002 – 2004), ICON Advisors, Inc. Director of ICON Management & Research Corporation (2003 – May 2005). Executive Vice President (2004 – May 2005), General Counsel and Secretary (2002 – May 2005) and Vice President (2002 – 2004) of ICON Distributors, Inc. Executive Vice President and Secretary of ICON Insurance Agency, Inc. (2004 – May 2005). Vice President (1999 – 2002) and Assistant General Counsel (1998 – 2002), Founders Asset Management LLC.
James F. Lummanick (60)	Vice President and Chief Compliance Officer	Since 2005	Senior Vice President and Chief Compliance Officer, Old Mutual Capital, Inc., Old Mutual Investment Partners, Old Mutual Fund Services, Inc., and Old Mutual Shareholder Services, Inc., since 2005. Chief Compliance Officer, Old Mutual Advisor Funds II and Old Mutual Insurance Series Fund, since 2005. Senior Vice President and Director of Compliance, Calamos Advisors LLC (2004 – 2005). Vice President and Chief Compliance Officer, Invesco Funds Group, Inc. (1996 – 2004).
Robert T. Kelly (37)	Treasurer and Principal Financial Officer	Since 2006	Vice President/Director, Old Mutual Capital, Inc., and Old Mutual Fund Services since October 2006. Vice President of Portfolio Accounting, Founders Asset Management, LLC (2000 – 2006).
Robert D. Lujan (40)	Assistant Treasurer	Since 2006	Fund Services Manager, Old Mutual Capital, Inc., since July 2006. Fund Accounting Supervisor, Janus Capital Group (2003 – July 2006). Senior Fund Accountant, Janus Capital Management, L.L.C. (2001 – 2003).
Kathryn A. Burns (30)	Assistant Treasurer	Since 2006	Regulatory Reporting Manager, Old Mutual Capital, Inc., since August 2006. Manager, PricewaterhouseCoopers LLP (2004 – July 2006). Senior Associate, PricewaterhouseCoopers LLP (2001 – 2004).
Karen S. Proc (37)	Assistant Secretary	Since 2005	Vice President (since 2006) and Associate General Counsel (since 2005), Old Mutual Capital, Inc. Associate General Counsel, Founders Asset Management LLC (2002 – 2005). Associate Attorney, Myer, Swanson, Adams & Wolf, P.C. (1998 – 2002).

* The address for each of the officers of the Trust is 4643 South Ulster Street, 6th Floor, Denver, Colorado 80237.
** Except for Edward J. Veilleux, each officer of the Trust shall serve until such time as his or her successor is duly elected and qualified.

BOARD REVIEW AND APPROVAL OF INVESTMENT MANAGEMENT AGREEMENTS (Unaudited)

Background

On December 15, 2006, the Board of Trustees ("Board") of Old Mutual Advisor Funds II (the "Trust"), none of whom are "interested persons" of the Trust, approved the continuance of an investment management agreement (the "Management Agreement") with Old Mutual Capital, Inc. ("OMCAP") and sub-advisory agreements with each of the Trust's then existing sub-advisors (each a "Sub-Advisory Agreement" and, together with the Management Agreement, the "Advisory Agreements") for a one year period ended December 31, 2007. Under the Management Agreement, OMCAP has day-to-day responsibility for overall investment supervision, compliance and administrative functions for each series portfolio of the Trust (each a "Fund" and together, the "Funds"). Portfolio management of the Funds is performed by the sub-advisors, subject to the oversight of OMCAP and the Board.

The Advisory Agreements were first approved by the Board in connection with a restructuring of the Trust's investment advisory, sub-advisory and servicing arrangements that were initiated on January 1, 2006 and approved by shareholders of the Funds in April and May 2006 (the "2006 Restructuring"). The 2006 Restructuring involved the appointment of OMCAP as investment manager, consolidation of the Trust's administrative operations with OMCAP and a restructuring of the Funds' investment advisory fees, administrative fees and expense limitation arrangements. These steps were intended to benefit Fund shareholders through reduced expenses and a central servicing center to provide fund and shareholder services.

The 2006 Restructuring also resulted in the hiring of seven new sub-advisors for the Funds: Barrow, Hanley Mewhinney & Strauss, Inc. ("Barrow Hanley"), CastleArk Management, LLC ("CastleArk"), Columbus Circle Investors ("Columbus Circle"), Copper Rock Capital Partners, LLC ("Copper Rock"), Eagle Asset Management, Inc. ("Eagle"), Munder Capital Management ("Munder"), Turner Investment Partners, Inc. ("Turner") (collectively, the "New Sub-Advisors"). The 2006 Restructuring also resulted in a reduction in the management fees paid by the Funds and more significant management fee breakpoints than the management fees and breakpoints in place prior to the restructuring. Also, as part of the 2006 Restructuring, OMCAP agreed to reduce the Funds' contractual expense limitations.

In reaching its decision to approve the continuance of the Advisory Agreements at its meeting on December 15, 2006, the Board, represented by independent legal counsel, considered the extensive restructuring of the Funds' portfolio management and expense structure less than a year earlier as part of the 2006 Restructuring. In the course of its deliberations, the Board evaluated, among other things, information related to the investment philosophy, strategies and techniques used in managing each Fund; the qualifications of the investment personnel at OMCAP and each of the sub-advisors; the compliance programs of OMCAP and the sub-advisors; brokerage practices, including the extent the sub-advisors obtained research through "soft dollar" arrangements with the Funds' brokerage; and the financial and non-financial resources available to provide services required under the Advisory Agreements. The Board also utilized the services of its Senior Vice President (the "Senior Officer"), who is independent from the Trust's various service providers, including OMCAP and its affiliates, in analyzing the Advisory Agreements and fee structure. The Senior Officer reported to the Board on the reasonableness of the fees and profitability of OMCAP and the sub-advisors (the "Senior Officer's Report"). The Board also received a report from Lipper, Inc. ("Lipper"), a mutual fund statistical service, on comparative mutual fund advisory fees and expense levels.

Senior Officer's Report

The Senior Officer's Report evaluated the proposed investment advisory and sub-advisory fees under the Advisory Agreements and considered a number of specific factors applicable to each Fund. These factors included:

- The nature, extent and quality of the services provided by OMCAP and the sub-advisors, including Fund performance
- Management fees incurred by other mutual funds for like services
- Costs to OMCAP and its affiliates of supplying services pursuant to the agreement, excluding intra-corporate profit
- Profit margins of OMCAP and its affiliates and the sub-advisors from providing the services
- Management fees charged by OMCAP and the sub-advisors to institutional and other clients
- Possible economies of scale

The Senior Officer conducted due diligence in connection with his review, including the following:

- Reviewed the materials submitted by OMCAP and the sub-advisors
- Reviewed nine month actual and one year pro forma financial information presented by OMCAP and each of the sub-advisors
- Prepared additional spreadsheets and analysis regarding the financial information
- Visited the offices of OMCAP and each of the sub-advisors during the course of the year to interview portfolio managers and administrative officers
- Attended all of the Trusts' regularly scheduled 2006 Board meetings and listened to presentations from OMCAP and the sub-advisors
- Reviewed data prepared by Lipper which compared the advisory fee and expense ratio of each Fund with those of other funds in its Lipper universe

Board Review and Approval of Investment Management Agreements — continued (Unaudited)

The Senior Officer recommended that the Board approve the continuance of the Advisory Agreements and the related fees. The discussion under the "Board Considerations" section below explains various factors, including the Senior Officer's Report, considered by the Board which resulted in the Board's approval of the Advisory Agreements.

Board Considerations

In reviewing the Advisory Agreements, the Board considered the following matters:

- *Nature and Extent of Services* — The Board considered the combined investment management and administrative services provided by OMCAP under its single, unified Management Agreement with the Trust. The Board believed that the combined advisory and administrative services provided a single point of contact for these services and a clearer focus on total expenses incurred by the Funds for these services than would otherwise be available through separate advisory and administration agreements.

- *Personnel Changes* — The Board considered that OMCAP had strengthened its advisory and administrative operations by hiring additional senior management and other personnel in its administrative, legal, marketing and communications groups, each with strong backgrounds in his or her respective area.

- *Management Fees* — In reviewing management fees of the Funds, the Board considered the extensive discussions between OMCAP and the Board that took place as part of the 2006 Restructuring regarding the combined investment advisory and administrative fee (the "Management Fee") for each of the Funds. The Board considered that the Management Fee for each Fund had been reduced as part of the 2006 Restructuring. The Board also considered the new breakpoint schedule and expense limitation agreements (discussed below under Breakpoints for Management Fees, and under Funds Expenses) that were put in place as part of the 2006 Restructuring, which resulted in the effective Management Fee for most Funds being reduced to a level at or below the median combined advisory and administrative fees paid by unaffiliated funds in a peer group selected by Lipper. The Board further considered the current Management Fee for each Fund as compared to Lipper data as of September 30, 2006. In addition, the Board reviewed the sub-advisory fee paid by OMCAP to the sub-advisor(s) for each Fund pursuant to the Sub-Advisory Agreement(s) (the "Sub-Advisory Fee"). A more detailed discussion of each Fund's Management Fee is contained in the "Advisory Agreements" section below.

- *Breakpoints for Management Fees* — The Board considered that new and more robust Management Fee breakpoints had been established to benefit the Funds as part of the 2006 Restructuring. The Trustees considered these breakpoints an acceptable framework of expense savings to pass on to shareholders resulting from economies of scale.

- *Fund Expenses* — The Board considered that as a result of its extensive discussions with OMCAP in connection with the 2006 Restructuring, OMCAP had provided expense limitations for each Fund that capped expenses borne by the Funds and their shareholders. These expense limitations provided a meaningful reduction in the Funds' expense ratios and brought the total annual operating expense ratios of most Funds to levels at or near the median total expense ratios of unaffiliated funds in a peer group selected by Lipper. The Board further considered that the expense limitation agreements negotiated in connection with the 2006 Reorganization had been in effect for only one year of their three year term and are set to expire in December 2008. In addition, the Board considered the expense cap for each Fund as compared to the total expense ratios of unaffiliated funds in a peer group selected by Lipper as of September 30, 2006.

- *Performance* — With respect to the New Sub-Advisors, which began managing the Funds on January 1, 2006, the Board compared the investment performance of the New Sub-Advisors in managing the Funds for the nine month period ended September 30, 2006 to the performance of similar investment vehicles managed by other investment advisors during the same period. The Board also considered the historical investment performance of each New Sub-Advisor with the investment performance of similar investment vehicles managed by other investment advisors. With respect to the sub-advisors other than the New Sub-Advisors (including Analytic Investors, Inc. ("Analytic"), Dwight Asset Management Company ("Dwight"), Heitman Real Estate Securities, LLC ("Heitman"), Liberty Ridge Capital, Inc. ("Liberty Ridge"), Thompson, Siegel & Walmsley, Inc. ("TS&W") and Wellington Management Company, LLP ("Wellington" and collectively, the "Existing Sub-Advisors"), the Board considered the historical investment performance of each Existing Sub-Advisor in managing the Funds with the investment performance of similar investment vehicles managed by other investment advisors. A more detailed discussion of each Fund's performance is contained in the "Advisory Agreements" section below.

- *Multi-Manager Structure* — With respect to the Old Mutual Growth Fund, Large Cap Growth Fund, Large Cap Growth Concentrated Fund, Select Growth Fund, Small Cap Fund and Strategic Small Company Fund, the Board considered the effectiveness of the Funds' multi-manager approach as a means to reduce risk and moderate the volatility inherent in the market segments in which these Funds invest. The Board also considered the potential advantages of the multi-manager approach of these Funds in creating unique fund offerings that did not directly compete with existing investment products offered by the individual sub-advisors.

- *Compliance Undertakings* — The Board considered that as part of the 2006 Restructuring, OMCAP agreed to operate under additional compliance policies and procedures ("Compliance Undertakings") pursuant to settlements by the Trust's former investment advisor with the Securities and Exchange Commission and separately with the New York Attorney General, many of which are more extensive than that required by current securities regulations. The Board recognized that these Compliance Undertakings represent additional protection to the Funds and their shareholders.

- **Benefits derived by OMCAP from its relationship with the Funds** — The Trustees considered the fall-out benefits to OMCAP, including OMCAP's increased visibility in the investment community. The Trustees also reviewed the profitability of OMCAP, its subsidiaries, and the sub-advisors in connection with providing services to the Funds. The Trustees also weighed the benefits to affiliates of OMCAP, namely the Trust's relationship with its distributor, Old Mutual Investment Partners, which, although not profitable, created further visibility for OMCAP and its parent, Old Mutual (US) Holdings Inc.

Advisory Agreements

Discussed below in more detail is the Board's consideration of the Management Fee and expense limitation elements of the Advisory Agreements for each Fund as well as a discussion of the investment performance of each Fund.

Old Mutual Analytic U.S. Long/Short Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Analytic, the Fund's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Fund's Class Z shares performance for the one year period ended September 30, 2006 place it in the 14th percentile of funds in its Lipper category, and the 32nd percentile for the three year period ending September 30, 2006. The Trustees noted that the Fund's historical performance may not be indicative of its future performance because of the modification to the Fund's investment strategy during the period to provide for the greater use of short selling.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.80% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the median of the fees that OMCAP charged to equity funds of which it was the advisor. The Trustees also considered that the Fund's contractual Management Fee was the most competitive fee in its expense group and that the net Management Fee charged by OMCAP after its fee waiver was even more competitive.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses for three (3) years (expiring December 2008) to no more than 1.10% per year (exclusive of certain expenses such as dividends or short sales, brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class Z shares with corresponding limitations for the Fund's other share classes. The Trustees also considered agreements to waive its management fee and reimburse the Fund to limit the expenses incurred by the Fund for dividends paid on short sales to no more than 0.10% through June 2007.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the sub-advisor's high relative performance under a variety of investment strategies supported the continuation of the Management Agreement and Sub-Advisory Agreement with Analytic for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, excellent relative performance of the sub-advisor in managing the Fund, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Analytic should be approved.

Old Mutual Barrow Hanley Value Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Barrow Hanley, the Fund's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Fund's performance since the current sub-advisor assumed portfolio management responsibility for the Fund on January 1, 2006 was relatively consistent with the Fund's historical performance. The Trustees noted that the Fund's Class Z shares performance ranked in the 93rd percentile of its Lipper category for the nine-month period ended September 30, 2006, as compared to the 95th percentile for the three year period prior to the appointment of Barrow Hanley. The Trustees noted, however, the observation in the Senior Officer's Report that the sub-advisor's ability to manage the Fund was likely impacted by heavy redemptions in the Fund over the nine month period ended September 30, 2006. The Trustees also considered that the nine month performance of the new sub-advisor was impacted by the portfolio turnover resulting from the implementation of the sub-advisor's investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.85% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.15%) was in the middle of the fees that OMCAP charged to equity funds of which it was the advisor. The Trustees noted that in October 2006, OMCAP had agreed to reduce the Fund's Management Fee from 1.00% to 0.85% in connection with the introduction of two new share classes of the Fund. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was above the Lipper median for the universe of funds in the Fund's investment category.

BOARD REVIEW AND APPROVAL OF INVESTMENT MANAGEMENT AGREEMENTS — continued (Unaudited)

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses for three (3) years (expiring December 2008) to no more than 1.10% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class Z shares with corresponding limitations for the Fund's other share classes. The Trustees also considered that the Fund's net total annual operating expenses after waivers was near the Lipper median for the universe of Funds in the Fund's investment category.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of the year and the notable performance of the sub-advisor's other similar funds supported the continuation of the Management Agreement and Sub-Advisory Agreement with Barrow Hanley for another year. The Trustees took under advisement, however, the Senior Officer Report's recommendation that this Fund warrants close attention because of its poor relative short-term performance.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, favorable historical performance of the Fund's sub-advisor and the favorable performance of the sub-advisor in managing other funds, and net total annual operating expenses after waivers near the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Barrow Hanley should be approved.

Old Mutual Columbus Circle Technology and Communications Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Columbus Circle, the Fund's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Fund's Class Z shares performance for the nine month period ended September 30, 2006 place it in the 72nd percentile of funds in its Lipper category, a slight improvement over the Fund's 82nd percentile ranking for the three year period prior to the appointment of Columbus Circle. The Trustees considered that the nine month performance of the new sub-advisor was impacted by the portfolio turnover resulting from the implementation of the sub-advisor's investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but that the net fee after waivers is at the median of OMCAP's fees charged to equity funds. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses for three (3) years (expiring December 2008) to no more than 1.45% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class Z shares with corresponding limitations for the Fund's other share classes.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreement with Columbus Circle for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, improving relative performance of the Fund since the sub-advisor assumed portfolio management responsibility on January 1, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Columbus Circle should be approved.

Old Mutual Emerging Growth Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Copper Rock, the Fund's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Fund's Class Z shares performance for the nine month period ended September 30, 2006 places it in the 76th percentile of funds in its Lipper category which represents a drop from its placement in the 59th percentile for the three year period prior to the appointment of Copper Rock. The Trustees considered that the nine month performance of the new sub-advisor was impacted by the portfolio turnover resulting from the implementation of the sub-advisor's investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor. The Trustees considered, however, that the Fund's management fee was below the management fee charged by OMCAP to another registered investment company portfolio that had investment strategies substantially similar to the Fund's investment strategy. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses for three (3) years (expiring December 2008) to no more than 1.30% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class Z shares with corresponding limitations for the Fund's other share classes.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of the year and the notable prior performance of the Fund's sub-advisor supported the continuation of the Management Agreement and Sub-Advisory Agreement with Cooper Rock for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, good historical performance of the sub-advisor and relatively short time frame to measure the sub-advisor's performance in managing the Fund, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Copper Rock should be approved.

Old Mutual Focused Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Liberty Ridge, the Fund's sub-advisor.

Performance — With respect to performance, the Trustees favorably weighed the improvement of the Fund's performance during the twelve month period ended September 30, 2006 over its already strong historical performance. The Trustees noted that the Fund's Class Z shares performance ranked in the top 2% of funds in its Lipper category for the twelve month period ended September 30, 2006, and the 16th percentile for the three year period ending September 30, 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.75% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the median of the fees that OMCAP charged to equity funds of which it was the advisor and that the net fee after waivers is at the low end of OMCAP's fees. The Trustees also considered that the contractual Management Fee and the net Management Fee charged by OMCAP after its fee waiver were both below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses for three (3) years (expiring December 2008) to no more than 1.15% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class Z shares with corresponding limitations for the Fund's other share classes.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that this is one of the Trust's top performing funds and that fact, plus the initiation of fee caps at the beginning of 2006, supported the continuation of the Management Agreement and Sub-Advisory Agreement with Liberty Ridge for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, excellent relative performance of the Fund during the twelve month period ended September 30, 2006, and contractual and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Liberty Ridge should be approved.

Old Mutual Growth Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Munder and Turner, each a sub-advisor to a portion ("sleeve") of the Fund's assets.

Performance — With respect to performance, the Trustees favorably weighed the significant improvement of the Fund's Class Z shares performance since the current sub-advisors assumed portfolio management responsibility for the Fund on January 1, 2006. The Trustees noted that the Fund's Class Z shares ranked in the 54th percentile of funds in its Lipper category for the nine month period ended September 30, 2006, as compared to the 96th percentile for the three year period prior to the appointment of Turner and Munder. The Trustees also considered that the nine month performance of the new sub-advisors was impacted by the portfolio turnover resulting from the implementation of the sub-advisors' investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.825% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was near the median of the fees that OMCAP charged to equity funds of which it was the advisor but that the net fee after waivers was at the low end of the fees OMCAP charges equity funds. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses for three (3) years (expiring December 2008) to no more than 1.10% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class Z shares with corresponding limitations for the Fund's other share classes.

BOARD REVIEW AND APPROVAL OF INVESTMENT MANAGEMENT AGREEMENTS — continued (Unaudited)

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with Munder and Turner for another year.

Change of Ownership — The Trustees considered that in December 2006, Munder would undergo a management buy-out transaction that would result in control of the company being vested with Munder employees and two private equity firms. The Board noted the potential benefits of this transaction, including the potential to provide for continuity of management and processes and enhanced employee retention opportunities.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, strong relative performance of the Fund (in total) and strong relative performance of each of the sub-advisors (with respect to their respective "sleeves") during the nine month period ended September 30, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and Munder should be approved.

Old Mutual Heitman REIT Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Heitman, the Fund's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Fund's Class Z shares performance for the twelve month period ended September 30, 2006 place it in the 57th percentile of funds in its Lipper category, which was consistent with the Fund's ranking for the three year period ended September 30, 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.90% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor. The Trustees also considered that the Fund's contractual management fee was at the median of fund's in its investment category and the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses for three (3) years (expiring December 2008) to no more than 1.25% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class Z shares with corresponding limitations for the Fund's other share classes.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the Fund's steady performance supported the continuation of the Management Agreement and Sub-Advisory Agreement with Heitman for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, average relative performance of the sub-advisor in managing the Fund, contractual Management Fee levels at the Lipper median and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Heitman should be approved.

Old Mutual Large Cap Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Liberty Ridge, the Fund's sub-advisor.

Performance — With respect to performance, the Trustees favorably weighed the significant improvement of the Fund's performance during the twelve month period ended September 30, 2006 over the Fund's historical performance. The Trustees noted that the Fund's Class Z shares performance ranked in the top 1% of funds in its Lipper category for the twelve month period ended September 30, 2006, and the 54th percentile for the three year period ending September 30, 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.75% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the low end of the fees that OMCAP charged to equity funds of which it was the advisor. The Trustees also considered that the Fund's contractual Management Fee was the most competitive fee in its expense group and that net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses for three (3) years (expiring December 2008) to no more than 1.15% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class Z shares with corresponding limitations for the Fund's other share classes.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that this is one of the Trust's top performing funds and that fact, plus the initiation of fee caps at the beginning of 2006, supported the continuation of the Management Agreement and Sub-Advisory Agreement with Liberty Ridge for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, excellent relative performance of the Fund during the twelve month period ended September 30, 2006, and contractual and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Liberty Ridge should be approved.

Old Mutual Large Cap Growth Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by CastleArk and Turner, each a sub-advisor to a portion ("sleeve") of the Fund's assets.

Performance — With respect to performance, the Trustees favorably weighed the improvement of the Fund's performance since the current sub-advisors assumed portfolio management responsibility for the Fund on January 1, 2006. The Trustees noted that the Fund's Class Z shares performance ranked in the 53rd percentile of funds in its Lipper category for the nine month period ended September 30, 2006, as compared to the 62nd percentile for the three year period prior to the appointment of Turner and CastleArk. The Trustees also considered that the nine month performance of the new sub-advisors was impacted by the portfolio turnover resulting from the implementation of the sub-advisors' investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.85% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was in the middle of the fees that OMCAP charged to equity funds of which it was the advisor. The Trustees also considered that the Fund's contractual Management Fee was at the median of the fund's in its investment category and the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses for three (3) years (expiring December 2008) to no more than 1.25% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class Z shares with corresponding limitations for the Fund's other share classes.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with Turner and CastleArk. The Trustees took under advisement however, that the Senior Officer's Report indicated the management and underperformance of CastleArk bears close watch.

Sub-Advisor Replacement — After discussions between the Board, OMCAP and CastleArk, the Board determined to select a new sub-advisor to replace CastleArk for the Fund in early 2007. In considering whether to approve the continuance of the sub-advisory agreement with CastleArk until a replacement could be appointed, the Board considered CastleArk's representation that it would continue to manage the Fund until a replacement is selected.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, good relative performance of the Fund (in total), good relative performance of Turner with respect to its "sleeve" and improving performance of CastleArk with respect to its "sleeve" during the nine month period ended September 30, 2006, contractual Management Fee levels at the Lipper median and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and CastleArk should be approved.

Old Mutual Large Cap Growth Concentrated Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by CastleArk and Turner, each a sub-advisor to a portion ("sleeve") of the Fund's assets.

Performance — With respect to performance, the Trustees favorably weighed the significant improvement of the Fund's performance since the current sub-advisors assumed portfolio management responsibility for the Fund on January 1, 2006. The Trustees noted that the Fund's Class Z shares performance ranked in the 38th percentile of funds in its Lipper category for the nine month period ended September 30, 2006, as compared to the 89th percentile for the three year period prior to the appointment of Turner and CastleArk. The Trustees also considered that the nine month performance of the new sub-advisors was impacted by the portfolio turnover resulting from the implementation of the sub-advisors' investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.90% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but that the net fee after waivers was at the median of OMCAP's fees. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Fund's investment category.

BOARD REVIEW AND APPROVAL OF INVESTMENT MANAGEMENT AGREEMENTS — continued (Unaudited)

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses for three (3) years (expiring December 2008) to no more than 1.25% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class Z shares with corresponding limitations for the Fund's other share classes.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with Turner and CastleArk. The Trustees also took into consideration, however, that the Senior Officer's Report indicated the management and underperformance of CastleArk bears close watch.

Sub-Advisor Replacement — After discussions between the Board, OMCAP and CastleArk, the Board determined to select a new sub-advisor to replace CastleArk for the Fund in early 2007. In considering whether to approve the continuance of the sub-advisory agreement with CastleArk until a replacement could be appointed, the Board considered CastleArk's representation that it would continue to manage the Fund until a replacement is selected.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, good relative performance of the Fund, good relative performance of Turner with respect to its "sleeve" and improving performance of CastleArk with respect to its "sleeve" during the nine month period ended September 30, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and CastleArk should be approved.

Old Mutual Mid-Cap Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Liberty Ridge, the Fund's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Fund's Class Z shares performance for the twelve month period ended September 30, 2006 place it in the 67th percentile of funds in its Lipper category, and ranked in the 41st percentile for the three year period ended September 30, 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but that the net fee after waivers was at the median of OMCAP's fees. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses for three (3) years (expiring December 2008) to no more than 1.20% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class Z shares with corresponding limitations for the Fund's other share classes.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the Fund is the fund family's second largest fund and although the performance for this Fund is below the median compared to its Lipper peer group, the portfolio manager is having success in other products and the Fund's fee waiver should have a positive impact. The Trustees noted that the Senior Officer's Report indicated these factors supported the continuation of the Management Agreement and Sub-Advisory Agreement with Liberty Ridge for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, good relative performance of the sub-advisor in managing the Fund in prior years and the sub-advisor's strong recent performance in other investment products, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Liberty Ridge should be approved.

Old Mutual Select Growth Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by CastleArk and Turner, each a sub-advisor to a portion ("sleeve") of the Fund's assets.

Performance — With respect to performance, the Trustees favorably weighed the significant improvement of the Fund's performance since the current sub-advisors assumed portfolio management responsibility for the Fund on January 1, 2006. The Trustees noted that Fund's Class Z shares performance ranked in the 48th percentile of funds in its Lipper category for the nine month period ended September 30, 2006, as compared to the 98th percentile for the three year period prior to the appointment of Turner and CastleArk. The Trustees also considered that the nine month performance of the new sub-advisors was impacted by the portfolio turnover resulting from the implementation of the sub-advisors' investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.90% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but that the net fee after waivers was at the low level of fees charged by OMCAP. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses for three (3) years (expiring December 2008) to no more than 1.25% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class Z shares with corresponding limitations for the Fund's other share classes.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with Turner and CastleArk. The Trustees also took into consideration, however, that the Senior Officer's Report indicated the management and underperformance of CastleArk bears close watch.

Sub-Advisor Replacement — After discussions between the Board, OMCAP and CastleArk, the Board determined to select a new sub-advisor to replace CastleArk for the Fund in early 2007. In considering whether to approve the continuance of the sub-advisory agreement with CastleArk until a replacement could be appointed, the Board considered CastleArk's representation that it would continue to manage the Fund until a replacement is selected.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, good relative performance of the Fund (in total), good relative performance of Turner with respect to its "sleeve" and improving performance of CastleArk with respect to its "sleeve" during the nine month period ended September 30, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and CastleArk should be approved.

Old Mutual Small Cap Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Liberty Ridge and Eagle, each a sub-advisor to a portion ("sleeve") of the Fund's assets.

Performance — With respect to performance, the Trustees favorably weighed the significant improvement of the Fund's performance during the nine month period ended September 30, 2006 over the Fund's historical performance. The Trustees noted that the Fund's Class Z shares performance ranked in the 53rd percentile of funds in its Lipper category for the nine month period ended September 30, 2006, as compared to the 90th percentile for the three year period prior to the appointment of Eagle. The Trustees noted that the improvement in performance was attributable to both of the Fund's two sub-advisors. The Trustees also considered that the nine month performance of the new sub-advisor was impacted by the portfolio turnover resulting from the implementation of the new sub-advisor's investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 1.00% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but that the net fee after waivers was at the low end of fees charged by OMCAP to equity funds. The Trustees also considered that the contractual Management Fee was below the Lipper median for the universe of funds in the Fund's investment category and the net Management Fee charged by OMCAP after its fee waiver was even more competitive.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses for three (3) years (expiring December 2008) to no more than 1.25% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class Z shares with corresponding limitations for the Fund's other share classes.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with Eagle and Liberty Ridge for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, improving relative performance of the Fund (in total) and good relative performance of Liberty Ridge and Eagle (with respect to their respective "sleeves") during the nine month period ended September 30, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Liberty Ridge and Eagle should be approved.

Old Mutual Strategic Small Company Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Liberty Ridge, Eagle and Copper Rock, each a sub-advisor to a portion ("sleeve") of the Fund's assets.

BOARD REVIEW AND APPROVAL OF INVESTMENT MANAGEMENT AGREEMENTS — continued (Unaudited)

Performance — With respect to performance, the Trustees noted that the Fund's performance for the nine month period ended September 30, 2006 was relatively consistent with the Fund's historical performance. The Trustees noted that the Fund's Class Z shares performance ranked in the 53rd percentile of funds in its Lipper category for the nine-month period ended September 30, 2006, as compared to the 49th percentile for the three year period prior to the appointment of Eagle and Copper Rock. The Trustees also considered that the nine month performance of the new sub-advisors was impacted by the portfolio turnover resulting from the implementation of the new sub-advisors' investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but that the net fee after waivers was near the median of OMCAP's fees charged to equity funds. The Trustees also considered that the contractual and net Management Fee charged by OMCAP after its fee waiver were both below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses for three (3) years (expiring December 2008) to no more than 1.35% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class Z shares with corresponding limitations for the Fund's other share classes.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that although the Fund's performance placed it slightly below the Lipper median for its category for the nine month period ending September 30, 2006, the initiation of lower Management Fees and fee caps at the beginning of the year should help improve performance over time and this fact, coupled with the relatively short time in which to measure performance of the Fund's new sub-advisors, supported the continuation of the Management Agreement and Sub-Advisory Agreements with Liberty Ridge, Eagle and Copper Rock for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, average relative performance of the Fund (in total) and Copper Rock (with respect to its "sleeve") and good relative performance of Liberty Ridge and Eagle (with respect to their respective "sleeves") during the nine month period ended September 30, 2006, and contractual and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Copper Rock, Liberty Ridge and Eagle should be approved.

Old Mutual TS&W Small Cap Value Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by TS&W, the Fund's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Fund's Class Z shares performance for the twelve month period ended September 30, 2006 place it in the 46th percentile of funds in its Lipper category, and its three year performance placed in the top 2% of its Lipper category for the period ended September 30, 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 1.10% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses for three (3) years (expiring December 2008) to no more than 1.30% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class Z shares with corresponding limitations for the Fund's other share classes.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the notable long-term performance of the Fund's sub-advisor supported the continuation of the Management Agreement and Sub-Advisory Agreement with TS&W for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, average relative performance of the sub-advisor during the past twelve months and excellent three-year performance, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with TS&W should be approved.

Old Mutual Cash Reserves Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Wellington, the Fund's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Fund's Class Z shares performance for the twelve month period ended September 30, 2006 place it near the median of money market funds according to Lipper, which is consistent with the Fund's ranking for the three year period ended September 30, 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.40% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.15%) are the lowest charged by OMCAP and are consistent with fee levels that are charged a typical retail money market fund. The Trustees also considered that the contractual and net Management Fee charged by OMCAP after its fee waiver were both below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses for three (3) years (expiring December 2008) to no more than 0.73% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class Z shares with corresponding limitations for the Fund's other share classes.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the Fund's competitive yield and low fees supported the continuation of the Management Agreement and Sub-Advisory Agreement with Wellington.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, competitive performance of the sub-advisor in managing the Fund, and contractual and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Wellington should be approved.

Old Mutual Dwight Intermediate Fixed Income Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Dwight, the Fund's sub-advisor.

Performance — With respect to performance, the Trustees favorably weighed the significant improvement of the Fund's performance during the twelve month period ended September 30, 2006 over its historical performance. The Trustees noted that the Fund's Class Z shares performance ranked in the top 5% of funds in its Lipper category for the twelve month period and top 6% for the three year period ended September 30, 2006, as compared to the 80th percentile for the twelve month period ended September 30, 2005.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.45% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.15%) is consistent with the fees that OMCAP charges the other fixed income fund of which it was the advisor. The Trustees also considered that the contractual and net Management Fee charged by OMCAP after its fee waiver were both below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses for three (3) years (expiring December 2008) to no more than 0.85% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class Z shares with corresponding limitations for the Fund's other share classes.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated the excellent performance and low expenses of the Fund supported the renewal of the Management Agreement and Sub-Advisory Agreement with Dwight. The Trustees took under advisement, however, the observation in the Senior Officer's Report that the viability of the Fund is questionable because of its small size and that OMCAP may need to consider closure or merger of the Fund.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, excellent relative performance of the sub-advisor in managing the Fund, and contractual and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Dwight should be approved.

Old Mutual Dwight Short Term Fixed Income Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Dwight, the Fund's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Fund's Class Z shares performance for the twelve month period ended September 30, 2006 placed it in the 30th percentile of funds in its Lipper category, and its performance for the three and five year periods ended September 30, 2006 placed it in the top 15% and 14%, respectively.

Board Review and Approval of Investment Management Agreements — concluded (Unaudited)

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.45% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.15%) is consistent with the fees that OMCAP charges the other fixed income fund of which it was the advisor. The Trustees also considered that the contractual and Management Fee was at the median and the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses for three (3) years (expiring December 2008) to no more than 0.70% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class Z shares with corresponding limitations for the Fund's other share classes.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that despite an 80% drop in assets since converting from a principal preservation fund, the Fund's good relative performance and low expenses supported the continuation of the Management Agreement and Sub-Advisory Agreement with Dwight.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, good relative performance of the sub-advisor in managing the Fund, and contractual Management Fees at and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Dwight should be approved.

BOARD REVIEW AND APPROVAL OF INVESTMENT SUB-ADVISORY AGREEMENT WITH ASHFIELD CAPITAL PARTNERS, LLC (Unaudited)

Background

Effective February 10, 2007, the Board of Trustees of Old Mutual Advisor Funds II (the "Trust"), including all of its independent Trustees (the "Board"), appointed Ashfield Capital Partners, LLC ("Ashfield") as a sub-advisor to the Old Mutual Large Cap Growth Fund, Old Mutual Large Cap Growth Concentrated Fund and Old Mutual Select Growth Fund (each a "Fund" and collectively, the "Funds"). This appointment will become effective upon shareholder approval of a new investment sub-advisory agreement by and among the Trust, Old Mutual Capital, Inc. ("OMCAP") and Ashfield (the "Ashfield Sub-Advisory Agreement"). In order that Ashfield could begin serving as sub-advisor to the Funds while shareholder approval of the Ashfield Sub-Advisory Agreement was sought, the Board also approved an interim investment sub-advisory agreement by and among the Trust, on behalf of the Funds, OMCAP and Ashfield (the "Interim Ashfield Sub-Advisory Agreement"). Pursuant to the Interim Ashfield Sub-Advisory Agreement, Ashfield assumed management of that portion of the Funds' assets that were previously sub-advised by CastleArk Management, LLC ("CastleArk").

Set forth below are the factors that the Board considered in approving the Ashfield Sub-Advisory Agreement and the Interim Ashfield Sub-Advisory Agreement (together, the "Ashfield Agreements").

Board Considerations

In reviewing the Ashfield Agreements, the Board considered the following matters with respect to all of the Funds:

- **Nature and Extent of Services** — The Board considered the portfolio management services to be provided by Ashfield under the Ashfield Agreements. The Board received an in-person presentation by Ashfield on its qualifications to manage the Fund, which included a discussion of Ashfield's management of accounts with investment objectives and strategies similar to the investment objectives and strategies of the Funds. The Board also received written materials from Ashfield regarding its qualifications to perform the portfolio management services provided under the Ashfield Agreements. Based on the oral presentations and written material provided by Ashfield, the Board believed Ashfield to be capable and qualified to perform the services provided under the Ashfield Agreements.

- **Multi-Manager Structure** — The Board considered the effectiveness with which Ashfield would operate within the Funds' multi-manager structure. In particular, the Board considered the degree to which Ashfield's investment style and processes would complement the Funds' other investment sub-advisor, Turner Investment Partners ("Turner"). Based on information provided by OMCAP, the Board concluded that Ashfield's investment style and processes would complement the investment style of Turner.

- **Profitability/Costs** — The Board also reviewed the projected profitability of Ashfield in connection with providing services to the Funds. In that connection, the Board reviewed Ashfield's projected costs in providing services to the Funds and the basis for allocating those costs.

- **Benefits derived by OMCAP from its relationship with the Funds** — The Board considered the fall-out benefits to Ashfield, including Ashfield's increased visibility in the investment community. The Trustees also weighed the benefits to affiliates of Ashfield, including OMCAP, the Trust's distributor, Old Mutual Investment Partners, and their common parent, Old Mutual (US) Holdings Inc.

- **Senior Officer's Report** — The Trustees considered a report from the Trust's Senior Vice President ("Senior Officer"), who is independent from the Trust's various service providers, including Ashfield, OMCAP and their affiliates, in analyzing Ashfield. The Trustees noted the due diligence performed by the Senior Officer in connection with his review of Ashfield, including meetings with Ashfield's personnel. The Trustees' also noted the Senior Officer's evaluation of the sub-advisory fees, which were unchanged from the sub-advisory fees that the Senior Officer evaluated in December 2006. The Trustees favorably considered that the Senior Officer supported the hiring of Ashfield.

In reviewing the Ashfield Agreements, the Board considered the following matters with respect to each Fund:

Old Mutual Large Cap Growth Fund

Performance — With respect to performance, the Trustees favorably weighed that Ashfield's large cap growth composite outperformed the Fund's benchmark index, the Russell 1000 Growth Index, for each of the 1 year, 3 year, 5 year and 10 year periods ending September 2006. The Trustees also favorably viewed the fact that there had been no turnover of investment personnel at Ashfield during the past five year period.

Sub-Advisory Fees — With respect to sub-advisory fees, the Trustees noted that OMCAP would pay Ashfield's sub-advisory fee out of the management fee OMCAP received from the Trust (the "Management Fee"). The Trustees considered that the sub-advisory fee to be paid to Ashfield was the same sub-advisory fee received by the sub-advisor that Ashfield would replace. The Trustees also considered Ashfield's representation that the sub-advisory fees it would receive for managing the Fund were in line with the fees it may charge other funds.

Breakpoints — The Trustees considered that the sub-advisory fee contained breakpoints which, together with breakpoints in the Management Fee, provided a framework to pass on to shareholders expense savings resulting from economies of scale.

Board Review and Approval of Investment Sub-Advisory Agreement with Ashfield Capital Partners, LLC — concluded (Unaudited)

Fee Waivers — The Trustees considered that Ashfield agreed to share in the advisory fee reimbursements and expense waivers to which OMCAP was subject pursuant to a contractual agreement with the Trust. The Trustees further considered that OMCAP was not recommending any change to the existing expense limitation arrangement with the Trust pursuant to which OMCAP agreed to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses for three (3) years (expiring December 2008) to no more than 1.25% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class Z shares with corresponding limitations for the Fund's other share classes.

Board Conclusions — The Board concluded that the Ashfield Agreements should be approved in view of the level of services that Ashfield represented it would provide to the Fund, good relative performance of Ashfield in managing accounts with investment objectives and strategies similar to the investment objective and strategies of the Fund, no change to the sub-advisory or Management Fee structure currently in place for the Fund, which for the nine month period ended September 30, 2006, set the contractual Management Fee at the Lipper, Inc. ("Lipper") median and the net Management Fee below the Lipper median.

Old Mutual Large Cap Growth Concentrated Fund

Performance — With respect to performance, the Trustees favorably viewed the fact that Ashfield's large cap growth composite outperformed the Fund's benchmark index, the Russell 1000 Growth Index, for each of the 1 year, 3 year, 5 year and 10 year periods ending September 2006. The Trustees also favorably viewed the fact that there had been no turnover of investment personnel at Ashfield during the past five year period. The Trustees noted, however, that Ashfield's large cap growth composite was more broadly diversified in a greater number of stocks than the Fund and that Ashfield did not currently manage a portfolio that mirrored the concentrated investment strategy of the Fund. The Trustees viewed favorably representations from Ashfield that its large cap growth investment strategy could be easily tailored to the Fund's more concentrated investment strategy.

Sub-Advisory Fees — With respect to sub-advisory fees, the Trustees noted that OMCAP would pay Ashfield's sub-advisory fee out of the management fee OMCAP received from the Trust (the "Management Fee"). The Trustees considered the sub-advisory fee to be paid to Ashfield was the same sub-advisory fee received by the sub-advisor that Ashfield would replace. The Trustees also considered Ashfield's representation that the sub-advisory fees it would receive for managing the Fund were in line with the fees it may charge other funds.

Breakpoints — The Trustees considered that the sub-advisory fee contained breakpoints which, together with breakpoints in the Management Fee, provided a framework to pass on to shareholders expense savings resulting from economies of scale.

Fee Waivers — The Trustees considered that Ashfield agreed to share in the advisory fee reimbursements and expense waivers to which OMCAP was subject pursuant to a contractual agreement with the Trust. The Trustees further considered that OMCAP was not recommending any change to the existing expense limitation arrangement with the Trust pursuant to which OMCAP agreed to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses for three (3) years (expiring December 2008) to no more than 1.25% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class Z shares with corresponding limitations for the Fund's other share classes.

Board Conclusions — The Board concluded that the Ashfield Agreements should be approved in view of the level of services that Ashfield represented it would provide to the Fund, good relative performance of Ashfield in managing accounts with investment objectives and strategies similar to the investment objective and strategies of the Fund, no change to the sub-advisory or Management Fee structure currently in place for the Fund, which for the nine month period ended September 30, 2006, set the net Management Fee below the Lipper median.

Old Mutual Select Growth Fund

Performance — The Trustees favorably viewed the fact that Ashfield's large cap growth composite outperformed the Fund's benchmark index, the Russell 1000 Growth Index, for each of the 1 year, 3 year, 5 year and 10 year periods ending September 2006. The Trustees also favorably viewed the fact that there had been no turnover of investment personnel at Ashfield during the past five year period. The Trustees noted, however, that although the Fund generally invested in large-cap companies, its investment strategy permitted investments in companies of any market capitalization and Ashfield's all capitalization strategy was more recently developed than its large cap growth strategy. The Trustees favorably viewed the experience of the Ashfield all capitalization strategy portfolio managers who would manage the Fund, that the investment characteristics of Ashfield's all capitalization investment strategy complemented the Fund's investment objective and strategies, and Ashfield's experience and performance record in managing mid- and small-cap assets.

Sub-Advisory Fees — With respect to sub-advisory fees, the Trustees noted that OMCAP paid Ashfield's sub-advisory fee from the management fee OMCAP received from the Trust (the "Management Fee"). The Trustees considered the sub-advisory fee to be paid to Ashfield was the same sub-advisory fee received by the sub-advisor that Ashfield would replace. The Trustees also considered Ashfield's representation that the sub-advisory fees it would receive for managing the Fund were in line with the fees it may charge other funds.

Breakpoints — The Trustees considered that the sub-advisory fee contained breakpoints which, together with breakpoints in the Management Fee, provided a framework to pass on to shareholders expense savings resulting from economies of scale.

Fee Waivers — The Trustees considered that Ashfield agreed to share in the advisory fee reimbursements and expense waivers to which OMCAP was subject pursuant to a contractual agreement with the Trust. The Trustees further considered that OMCAP was not recommending any change to the existing expense limitation arrangement with the Trust pursuant to which OMCAP agreed to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses for three (3) years (expiring December 2008) to no more than 1.25% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class Z shares with corresponding limitations for the Fund's other share classes.

Board Conclusions — The Board concluded that the Ashfield Agreements should be approved in view of the level of services that Ashfield represented it would provide to the Fund, good relative performance of Ashfield in managing accounts with investment objectives and strategies similar to the investment objective and strategies of the Fund, no change to the sub-advisory or Management Fee structure currently in place for the Fund, which for the nine month period ended September 30, 2006, set the net Management Fee below the Lipper median.

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This annual report is intended for the general information of Old Mutual Advisor Funds II shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of Old Mutual Advisor Funds II, by visiting oldmutualfunds.com or by calling 888-772-2888 toll free. Please read the prospectus carefully and please consider the investment objectives, risks and charges and expenses of Old Mutual Advisor Funds II carefully before investing.

Distributor: Old Mutual Investment Partners, Member NASD, SIPC.

R-07-084 05/2007